Exhibit 10.30

Execution Version

Confidential Materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote omissions.

COLLABORATION AND LICENSE AGREEMENT

BY AND BETWEEN

AVEO PHARMACEUTICALS, INC.,

AVEO PHARMA LIMITED

AND

ASTELLAS PHARMA INC.

ASTELLAS US LLC

ASTELLAS PHARMA EUROPE LIMITED

EFFECTIVE AS OF

FEBRUARY 16, 2011

ARTICLE 1	DEFINITIONS	1
1.1	“Affiliate”	2
1.2	“Applicable Law”	2
1.3	“ASTELLAS Know-How”	2
1.4	“ASTELLAS Patents”	2
1.5	“ASTELLAS Product Inventions”	2
1.6	“ASTELLAS Product IP”	2
1.7	“ASTELLAS RBT Commercialization Plan”	2
1.8	“ASTELLAS RBT Development Plan”	3
1.9	“AVEO Platform Technology”	3
1.10	“AVEO Product Invention Patents”	3
1.11	“AVEO Product Inventions”	3
1.12	“Bankruptcy Code”	3
1.13	“Business Day”	3
1.14	“cGMP”	3
1.15	“Clinical Regulatory Filings”	3
1.16	“Clinical Supply Agreement”	3
1.17	“Clinical Supply Product”	4
1.18	“CMC”	4
1.19	“Commercial Supply Agreement”	4
1.20	“Commercialization” or “Commercialize”	4
1.21	“Commercially Reasonable Efforts”	4
1.22	“Confidential Information”	4
1.23	“Control”	5
1.24	“Cover”, “Covering” or “Covered”	5
1.25	“Development” or “Develop”	5
1.26	“Distributor”	5
1.27	“DMF”	6
1.28	“Drug Product”	6
1.29	“EMA”	6
1.30	“Europe”	6
1.31	“European Commercialization Agreement”	6
1.32	“European Commercialization Plan”	6
1.33	“FDA”	6
1.34	“Field”	6
1.35	“FTE”	6
1.36	“FTE Cost”	6
1.37	“FTE Rate”	6
1.38	“GAAP”	7
1.39	“Generic Competition”	7
1.40	“Generic Product”	7
1.41	“IND”	7
1.42	“Indication”	7
1.43	“JDCT” or “Joint Development and Commercialization Territory”	8
1.44	“JDCT Commercialization Agreement”	8

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LIST OF EXHIBITS

Exhibit A	–	Clinical Supply Agreement
Exhibit B	–	Definition of Europe
Exhibit C	–	FTE Rates
Exhibit D-1	–	European Commercialization Agreement
Exhibit D-2	–	North American Commercialization Agreement
Exhibit E	–	Initial JDCT Development Plan
Exhibit F	–	KHK Territory
Exhibit G	–	List of Patent Families for Listed AVEO Patents
Exhibit H	–	Profit-Share Terms
Exhibit I	–	Medical Affairs Interim 2011 Operating Budget
Exhibit J	–	Initial Public Announcement

COLLABORATION AND LICENSE AGREEMENT

This COLLABORATION AND LICENSE AGREEMENT (this “Agreement”) is entered into as of February 16, 2011 (the “Effective Date”) by and between AVEO PHARMACEUTICALS, INC., a Delaware corporation with its principal offices at 75 Sidney Street, Cambridge, MA 02139 United States (“AVEO US”), and its wholly owned subsidiary AVEO Pharma Limited, a corporation established under the laws of England with its principal office at Gainsborough House, 81 Oxford Street, London W1D 2EU, United Kingdom (“AVEO UK”, collectively with AVEO US, subject to Section 17.6(f), “AVEO”), and ASTELLAS PHARMA INC., a Japanese corporation with its principal offices at 3-11, Nihonbashi-Honcho 2-Chome, Chuo-ku, Tokyo 103-8411, Japan (“API”) and its indirect wholly owned subsidiary Astellas US LLC, a Delaware limited liability company with its principal office at Three Parkway North, Deerfield, Illinois 60015, United States (“AUS”); and Astellas Pharma Europe Limited, a corporation established under the law of England and Wales with its principal office at Lovett House, Lovett Road, Staines, Middlesex, TW18 3AZ, United Kingdom (“APEL”; collectively with API and AUS, subject to Section 17.6(g), “ASTELLAS”). AVEO and ASTELLAS may be referred to herein each, individually, as a “Party” or, collectively, as the “Parties”, subject to Section 17.6(h).

RECITALS

WHEREAS, KHK (as hereinafter defined) and AVEO US have previously entered into the KHK Agreement (as hereinafter defined), regarding the development, manufacture and commercialization of a proprietary compound known as AV-951 (Tivozanib) and related Licensed Compounds (as hereinafter defined), and corresponding Licensed Products and Licensed Product Biomarkers (each, as hereinafter defined);

WHEREAS, ASTELLAS is interested in collaborating with AVEO on the development and commercialization of the Licensed Compounds, Licensed Products and Licensed Product Biomarkers in the Joint Development and Commercialization Territory (as hereinafter defined), and in obtaining exclusive rights to further develop and commercialize the Licensed Compounds, Licensed Products and Licensed Product Biomarkers in the Royalty-Bearing Territory (as hereinafter defined); and

WHEREAS, AVEO is willing to undertake such collaboration with ASTELLAS in the Joint Development and Commercialization Territory, and to grant to ASTELLAS such exclusive rights with respect to the Royalty-Bearing Territory, all as more particularly set forth below.

NOW, THEREFORE, in consideration of the foregoing premises and the covenants and obligations set forth in this Agreement, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

The initially capitalized terms below in this Article have the following meanings as used throughout this Agreement. Derivative forms of these defined terms shall be interpreted accordingly.

1.1 “Affiliate”. Affiliate means, with respect to a Party, any entity that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such Party. For this purpose, “control” means the ownership of fifty percent (50%) or more of the voting securities entitled to elect the directors or management of the entity, or the actual power to elect or direct the management or policies of the entity, whether by law, contract or otherwise.

1.2 “Applicable Law”. Applicable Law means any law, statute, rule, regulation, ordinance or other pronouncement having the effect of law, of any federal, national, multinational, state, provincial, county, city or other political subdivision, as from time to time enacted, repealed or amended, including good clinical practices and adverse event reporting requirements, the United States Federal Food, Drug, and Cosmetic Act and similar laws and regulations in countries outside the United States, Association of the British Pharmaceutical Industry (ABPI) and European Federation of Pharmaceutical Industries and Associations (EFPIA) codes, and all other rules, regulations and requirements of the FDA and other Regulatory Authorities applicable to the Development or Commercialization of Licensed Compounds, Licensed Products or Licensed Product Biomarkers hereunder.

1.3 “ASTELLAS Know-How”. ASTELLAS Know-How means all Know-How that API Controls during the Term that relates in any way to any Licensed Product, Licensed Compound, Licensed Product Biomarker or method of making, using (including methods of administration) or testing of (or in the case of testing, of or for the presence of) any of the foregoing (or any article necessary or useful to practice (including those present during the practice of) any such method) The ASTELLAS Know-How includes all clinical data generated in clinical trials of Licensed Product by ASTELLAS or its Affiliates or Sublicensees.

1.4 “ASTELLAS Patents”. ASTELLAS Patents means all Patents that claim ASTELLAS Product Inventions and all other Patents Controlled by API during the Term that claim or otherwise Cover ASTELLAS Know-How.

1.5 “ASTELLAS Product Inventions”. ASTELLAS Product Inventions means any and all Product Inventions for which API (or its Affiliate) has (meaning that it employs or has engaged as a consultant) at least one (1) person who would be a properly named inventor on the U.S. Patent claiming such invention, that were invented in the course of API’s or its Affiliate’s Licensed Product activities during the Term, other than any Joint Product Inventions.

1.6 “ASTELLAS Product IP”. ASTELLAS Product IP means the ASTELLAS Know-How; the ASTELLAS Product Inventions; the ASTELLAS Patents and API’s interest in the Joint Product Inventions and Jointly Owned Product Patents.

1.7 “ASTELLAS RBT Commercialization Plan”. ASTELLAS RBT Commercialization Plan means a rolling three (3) year plan that describes API’s Commercialization plans for Licensed Compounds, Licensed Products and Licensed Product Biomarkers in the Field in the Royalty-Bearing Territory for such period, including subject matter as called for in Section 6.3(a)(i). The ASTELLAS RBT Commercialization Plan may be updated or amended pursuant to Section 6.3(a)(ii).

1.8 “ASTELLAS RBT Development Plan”. ASTELLAS RBT Development Plan means a rolling three (3) year plan that describes API’s Development plans for Licensed Compounds, Licensed Products and Licensed Product Biomarkers in the Field in the Royalty-Bearing Territory for such period, including specific studies to be performed (including post-marketing studies), anticipated timelines thereof, and other subject matter as called for in Section 3.2(b)(i). The ASTELLAS RBT Development Plan may be updated or amended pursuant to Section 3.2(b).

1.9 “AVEO Platform Technology”. AVEO Platform Technology means (a) proprietary tumor models, including chimeric mouse tumor models, directed complementation tumor models, human-in-mouse tumor models, tumor archives, tumor cell lines, and proprietary bioinformatics tools, in each case Controlled by AVEO; (b) Know-How that is Controlled by AVEO and necessary or useful to Develop, make and use such proprietary tumor models, tumor archives, tumor cell lines, or to utilize such proprietary bioinformatics tools; and (c) Patents that are Controlled by AVEO that claim such Know-How.

1.10 “AVEO Product Invention Patents”. AVEO Product Invention Patents means all Patents claiming or disclosing AVEO Product Inventions.

1.11 “AVEO Product Inventions”. AVEO Product Inventions means any and all Product Inventions for which AVEO (or its Affiliate) has (meaning that it employs or has engaged as a consultant) at least one (1) person who would be a properly named inventor on the U.S. Patent claiming such Product Invention, that were invented in the course of AVEO’s (or its Affiliate’s) Licensed Product activities during the Term, other than any Joint Product Inventions.

1.12 “Bankruptcy Code”. Bankruptcy Code means 11 U.S.C. §§ 101-1330, as amended, and similar laws governing bankruptcy and insolvency in countries outside the United States.

1.13 “Business Day”. Business Day means a day other than (a) a Saturday or a Sunday, (b) a bank or other public holiday in Cambridge, MA, (c) a bank or other public holiday in London, United Kingdom, or (d) a bank or other public holiday in Tokyo, Japan.

1.14 “cGMP”. cGMP means, as of a given point in time and regulatory jurisdiction, then-current good manufacturing practices in accordance with the regulations and standards required by applicable Regulatory Authority(ies) in the Territory, as applicable.

1.15 “Clinical Regulatory Filings”. Clinical Regulatory Filings means data, filings or materials relating to Licensed Compounds, Licensed Products or Licensed Product Biomarkers submitted to the applicable Regulatory Authorities, including (a) data derived from clinical trials, and (b) data, filings or materials relating to or contained in any CMC or DMF.

1.16 “Clinical Supply Agreement”. Clinical Supply Agreement means the clinical supply agreement, dated as of the Effective Date, between API and AVEO US and attached hereto as Exhibit A.

1.17 “Clinical Supply Product”. Clinical Supply Product means Licensed Product in filled and/or finished form supplied by or on behalf of AVEO US under the terms of the Clinical Supply Agreement for use in the Development of Licensed Products.

1.18 “CMC”. CMC means the Chemistry, Manufacturing and Controls portion of any Licensed Product IND or NDA in the United States, or equivalent or similar portion of an IND, NDA or Marketing Approval in another regulatory jurisdiction.

1.19 “Commercial Supply Agreement”. Commercial Supply Agreement means the commercial supply agreement to be negotiated by the Parties pursuant to Section 4.2(c).

1.20 “Commercialization” or “Commercialize”. Commercialization or Commercialize means any activities directed to marketing, promoting, distributing, importing, detailing, offering to sell, having sold and/or selling Licensed Compounds, Licensed Products and/or Licensed Product Biomarkers in the Field, whether before or after Marketing Approval for such product has been obtained. For clarity, “Commercialization” excludes Manufacturing.

1.21 “Commercially Reasonable Efforts”. Commercially Reasonable Efforts means the efforts required in order to carry out a task in a diligent and sustained manner without undue interruption, pause or delay; which level is at least commensurate with the level of efforts and investment that a biopharmaceutical company would devote to an oncology product at a similar development stage or product life, having similar market potential and having similar commercial and scientific advantages and disadvantages based on conditions then prevailing, explicitly ignoring the royalty, milestone and all other payments due AVEO under this Agreement, and taking into account, without limitation, the safety and efficacy of such product, regulatory authority-approved labeling, product profile, the competitiveness of alternative products, its proprietary position, pricing, reimbursement and other market-specific factors, the likelihood of regulatory approval, the likely timing of the product’s entry into the market, and all other relevant factors. Commercially Reasonable Efforts requires (without limitation) that the Party exerting such efforts (a) promptly assign responsibility for its obligations to specific employee(s) who are held accountable for progress and monitor such progress, on an ongoing basis, (b) set and continue to seek to achieve specific and meaningful performance objectives for carrying out such obligations, and (c) make and implement decisions and allocate resources designed to advance progress with respect to such performance objectives, in each case in a commercially reasonable manner.

1.22 “Confidential Information”. Confidential Information means all information received by a Party from the other Party, or disclosed by a Party to the other Party pursuant to this Agreement, in each case, which information is disclosed under circumstances reasonably indicating that it is confidential. “Confidential Information” shall also include any information exchanged prior to the date hereof in connection with the transactions set forth in this Agreement, including any information disclosed by either Party pursuant to the Bilateral Confidentiality Agreement between the Parties dated April 14, 2008 (as amended to date, the “Confidentiality Agreement”) (which information shall be deemed to be the disclosing Party’s Confidential Information hereunder). For purposes of clarity, any information disclosed directly by KHK to either Party hereunder, or any information disclosed by either Party about or from

KHK, shall be deemed AVEO’s Confidential Information for purposes of this Agreement. Notwithstanding the foregoing, Confidential Information shall not include information that, in each case as demonstrated by competent written documentation:

(a) is publicly disclosed and made generally available to the public by the disclosing Party, either before or after it becomes known to the receiving Party;

(b) was known to the receiving Party, without obligation to keep it confidential, prior to the date of disclosure by the disclosing Party;

(c) is subsequently disclosed to the receiving Party by a Third Party lawfully in possession thereof without obligation to keep it confidential and without a breach of such Third Party’s obligations of confidentiality;

(d) has been publicly disclosed or made generally available to the public other than through any act or omission of the receiving Party in breach of this Agreement; or

(e) has been independently developed by or on behalf of the receiving Party or its Affiliates without the aid, application or use of the disclosing Party’s Confidential Information (the competent written proof of which must be contemporaneous with such independent development).

1.23 “Control”. Control means, with respect to any Know-How, Patent or other intellectual property right, possession by a Party, directly or through an Affiliate controlled by such Party (whether by ownership or license (other than pursuant to this Agreement)) of the ability to grant a license or sublicense as provided for herein without violating the terms of any pre-existing written agreement with any Third Party.

1.24 “Cover”, “Covering” or “Covered”. Cover, Covering or Covered means, with respect to a product, technology, process or method that, in the absence of ownership of or a license granted under a Valid Claim, the Manufacture, use, offer for sale, sale or importation of such product or the practice of such technology, process or method would infringe such Valid Claim (or, in the case of a Patent that is a patent application, would infringe a pending claim of such patent application if such claim were to issue).

1.25 “Development” or “Develop”. Development or Develop means discovery, research, preclinical development, clinical development, and regulatory activities with respect to Licensed Compounds, Licensed Products and/or Licensed Product Biomarkers, including characterization, optimization, translational research, design, toxicology, pharmacology, animal efficacy studies, statistical analysis, clinical studies, technology transfer, regulatory affairs, and product registration, whether before or after Marketing Approval for such product has been obtained. For clarity, “Development” excludes Manufacturing.

1.26 “Distributor”. Distributor means any non-Sublicensee Third Party that has been granted the right by the Lead Commercialization Party to distribute or resell in the JDCT or by

API to distribute or resell in the Royalty-Bearing Territory, as applicable, any quantities of Licensed Product.

1.27 “DMF”. DMF means a Drug Master File in the United States or equivalent filing or filing serving a similar purpose in another regulatory jurisdiction.

1.28 “Drug Product”. Drug Product means Licensed Product in final dosage form (for clarity, excluding packaging and labeling with respect to Licensed Product for Europe or the Royalty-Bearing Territory) supplied by or on behalf of AVEO under the terms of the Commercial Supply Agreement for use in the Commercialization of Licensed Products.

1.29 “EMA”. EMA means the European Medicines Agency or any successor entity.

1.30 “Europe”. Europe means all of the European countries listed on Exhibit B attached hereto.

1.31 “European Commercialization Agreement”. European Commercialization Agreement means the commercialization agreement dated as of the Effective Date between AVEO UK and APEL, and attached hereto as Exhibit D-1.

1.32 “European Commercialization Plan”. European Commercialization Plan means the three (3) year rolling commercialization plan that governs the Commercialization of Profit-Share Products in Europe, to be prepared by AVEO UK and APEL pursuant to the terms of the European Commercialization Agreement.

1.33 “FDA”. FDA means the United States Food and Drug Administration or any successor entity.

1.34 “Field”. Field means the diagnosis, prevention, and treatment of any and all diseases and conditions in humans, including any and all oncology Indications.

1.35 “FTE”. FTE means a full-time equivalent person year (consisting of a total of [**] hours per year) of scientific, technical or commercialization work, as applicable, undertaken by the applicable Party’s or its Affiliates’ employees, less standard time off pursuant to such Party’s or its Affiliates’ company policy for vacations, holidays, sick time and the like. For purposes of clarity, a single individual who works more than [**] hours (less vacations, holidays, sick time and the like) in a single year shall be treated as one FTE regardless of the number of hours worked.

1.36 “FTE Cost”. FTE Cost means, for any period, the product of (a) the actual total FTEs (and/or portion thereof) during such period, and (b) the FTE Rate.

1.37 “FTE Rate”. FTE Rate means, with respect to each functional group or category set forth on Exhibit C, the rate set forth on Exhibit C that is applicable to each FTE within such functional group or category, as such rate may be increased or decreased annually during the Term by the percentage increase or decrease in the CPI as of December 31st of each year over the level of the CPI as of December 31st of the prior year; provided that the rate payable for an FTE within a functional group or category set forth on Exhibit C shall be the same for each Party. As used in this definition, “CPI” means (i) with respect to FTEs in North America, the Consumer Price Index – Urban Wage Earners and Clerical Workers, US City Average, All Items, 1982-84 = 100, published by the United States Department of Labor, Bureau of Labor Statistics (or its successor equivalent index), and (ii) with respect to FTEs in Europe, the Harmonized Index of Consumer Prices as set by the European Central Bank.

1.38 “GAAP”. GAAP means United States generally accepted accounting principles, consistently applied.

1.39 “Generic Competition”. Generic Competition means, with respect to a Licensed Product in a country in the Royalty-Bearing Territory in a given calendar quarter, if, during such quarter one or more Generic Products shall be commercially available in such country and such Generic Products shall, in the aggregate, have a market share of [**] percent ([**]%) or more of the aggregate market share of such Licensed Product and Generic Products (based on data provided by IMS International or, if such data is not available, such other reliable data source as agreed by the Parties (such agreement not to be unreasonably withheld)) as measured by unit volume in such country.

1.40 “Generic Product”. Generic Product means, with respect to a Licensed Product, any pharmaceutical product containing the same Licensed Compound as such Licensed Product that (a) is sold by a Third Party that is not a licensee or sublicensee of API or any of its Affiliates and that has not otherwise been authorized by API or any of its Affiliates, under a Marketing Approval granted by a Regulatory Authority in a country in the Royalty-Bearing Territory to such Third Party that is based upon or relies upon the Marketing Approval in such country granted by such Regulatory Authority for such Licensed Product; and (b) is lawfully substitutable for such Licensed Product by a pharmacist.

1.41 “IND”. IND means an Investigational New Drug application (as defined in the U.S. Federal Food, Drug and Cosmetics Act and the regulations promulgated thereunder (21 C.F.R. §312)) in the United States or a comparable filing in any other jurisdiction (i.e., a filing with a Regulatory Authority that must be made prior to commencing clinical testing in humans, including Clinical Trial Applications (“CTA”) in Europe), in each case with respect to a Licensed Product.

1.42 “Indication”. Indication means a separate and distinct disease or medical condition; provided that within the field of oncology, Indication means a cancerous condition resulting from a separate and distinct tumor type that is the basis for a separate and distinct Marketing Approval. For purposes of clarity, examples of Indications within the field of oncology include, but are not limited to: renal cell carcinoma, hepatocellular carcinoma, non-small cell lung cancer, prostate cancer, colon cancer, breast cancer, and cancerous conditions where treatment is based upon biomarker measurements independent of the cancer’s tissue of origin. Indication shall have the same meaning whether a Licensed Product is used to treat patients alone or in combination with other treatment modalities. Moving from one line of therapy to another within an Indication shall not be considered to be a new Indication, a non-limiting example of which is moving from second line therapy to first line therapy.

1.43 “JDCT” or “Joint Development and Commercialization Territory”. JDCT or Joint Development and Commercialization Territory means North America and Europe.

1.44 “JDCT Commercialization Agreement”. JDCT Commercialization Agreement means (a) the North American Commercialization Agreement, (b) the European Commercialization Agreement, or (c) both the North American Commercialization Agreement and the European Commercialization Agreement, as the context requires.

1.45 “JDCT Commercialization Plan”. JDCT Commercialization Plan means (a) the North American Commercialization Plan, (b) the European Commercialization Plan, or (c) both the North American Commercialization Plan and the European Commercialization Plan, as the context requires.

1.46 “JDCT Development Plan”. JDCT Development Plan means a rolling three (3) year plan that describes the Parties’ Development plans with respect to Licensed Compound, Licensed Product and Licensed Product Biomarker activities for the JDCT for such period, including specific studies to be performed, anticipated timelines thereof, activities assigned to each Party, a binding budget for Development Costs for the first year covered by such plan, forecasts for Development Costs for each of the second and third years covered by such plan, and other subject matter as called for in Sections 3.2(a)(i) and 3.2(a)(ii). The initial JDCT Development Plan is attached hereto as Exhibit E. The JDCT Development Plan may be updated or amended pursuant to Section 3.2(a).

1.47 “JDCT Medical Affairs Plan”. JDCT Medical Affairs Plan means the three (3) year rolling plan that governs the plans for Medical Affairs Activities of Licensed Products in the JDCT, to be prepared by the Parties pursuant to Article 7 herein, which shall be comprised of the North American Medical Affairs Plan and the European Medical Affairs Plan.

1.48 “Joint Inventions”. Joint Inventions means any and all inventions for which AVEO (or its Affiliate) and API (or its Affiliate) each have (meaning that each employs or has engaged as a consultant) at least one (1) person who would be a properly named inventor on the U.S. patent claiming such invention.

1.49 “Joint Other Invention Patents”. Joint Other Invention Patents means all Patents claiming or disclosing Joint Other Inventions.

1.50 “Joint Other Inventions”. Joint Other Inventions means any and all Joint Inventions that are not Product Inventions.

1.51 “Joint Product Inventions”. Joint Product Inventions means any and all Joint Inventions that are Product Inventions.

1.52 “Jointly Owned Product Patents”. Jointly Owned Product Patents means all Patents that claim Joint Product Inventions.

1.53 “KHK”. KHK means Kyowa Hakko Kirin Co., Ltd., formerly Kirin Brewery Co., Ltd.

1.54 “KHK Agreement”. KHK Agreement means the License Agreement entered into by and between AVEO US and KHK dated December 21, 2006, as may be amended from time to time (subject to Section 9.3(c)).

1.55 “KHK Territory”. KHK Territory means all the countries in Asia, and their territories and possessions. The countries in Asia as defined by the KHK Agreement are listed in Exhibit F.

1.56 “Know-How”. Know-How means (a) all information, techniques, data, inventions, discoveries, trade secrets, practices, methods, processes, knowledge, know-how, skill, experience, technical data, test results (including pharmacological, toxicological, clinical, analytical and quality control data, regulatory submissions, correspondence and communications, and marketing, distribution, pricing, cost, manufacturing, patent and legal data or descriptions), and (b) compositions of matter, assays and other materials.

1.57 “Lead Commercialization Party”. Lead Commercialization Party for the JDCT means (a) APEL with respect to Europe, and (b) AVEO US with respect to North America.

1.58 “Licensed Compounds”. Licensed Compounds means (a) the compound that AVEO refers to as of the Effective Date as AV-951 (Tivozanib) (the structure of which has previously been disclosed in writing to API); (b) the compound that AVEO refers to as of the Effective Date as KRN633 (the structure of which has previously been disclosed in writing to API); (c) any and all salts, stereoisomers, racemates, tautomers, polymorphs, complexes, chelates, crystalline and amorphous forms, prodrugs, solvates (including hydrates), metabolites and metabolic precursors (whether active or inactive) of any of the foregoing in clause (a) or (b).

1.59 “Licensed Know-How”. Licensed Know-How means all Know-How that (a) is Controlled by AVEO as of the Effective Date of this Agreement or thereafter during the Term, and (b) relates to any Licensed Compound, Licensed Product, Licensed Product Biomarker or method of using (including methods of administration) or testing (in the case of testing, of or for the presence of) any of the foregoing (or any article necessary or useful to practice any such method); but excluding: (x) any in-licensed Know-How for which AVEO would owe a Third Party (other than KHK) consideration if AVEO grants rights thereunder to ASTELLAS (unless the Parties otherwise mutually agree as set forth in Section 10.8), (y) Manufacturing Technology, and (z) the AVEO Platform Technology. For purposes of clarity, Licensed Know-How includes, to the extent Controlled by AVEO, “Licensed Know-How”, other than “Manufacturing Technology”, licensed by KHK to AVEO pursuant to the KHK Agreement.

1.60 “Licensed Patents”. Licensed Patents means the Listed AVEO Patents, the AVEO Product Invention Patents, and AVEO’s interest in the Jointly Owned Product Patents; but excluding (x) any in-licensed Patents for which AVEO would owe a Third Party (other than KHK) consideration if AVEO grants rights thereunder to ASTELLAS (unless the Parties otherwise mutually agree as set forth in Section 10.8), (y) Manufacturing Technology, and (z) the AVEO Platform Technology.

1.61 “Licensed Product Biomarkers”. Licensed Product Biomarkers means any and all biomarkers (including metabolite, DNA, RNA and protein profiles) discovered or developed by or on behalf of API during the Term or discovered or developed by or on behalf of AVEO prior to the Effective Date or during the Term that (a) are for use with (including use in clinical testing of or use in any decision whether to prescribe), or (b) relate to, are associated with or are correlated with patient populations or tumors that do or do not respond to treatment with, in the case of each of (a) and (b), any one (1) or more Licensed Product(s). For purposes of clarity, “Licensed Product Biomarkers” include biomarker tests for detecting and measuring levels of any of the biomarker molecules described in the preceding sentence, whether in the form of testing products, test kits or tests performed at a centralized testing laboratory. Any such biomarker or biomarker test is a Licensed Product Biomarker regardless of its stage of discovery, development, advancement or commercialization, and whether or not the biomarker or biomarker test is already validated or recognized by any Regulatory Authority. For purposes of this definition, biomarkers or biomarker tests “discovered or developed by or on behalf of API or AVEO” include those (y) discovered or developed by API’s or AVEO’s respective Affiliates, Sublicensees or contractors, and (z) discovered or developed by or on behalf of KHK under the KHK Agreement to the extent that such biomarker or biomarker test falls within the definition of “Licensed Product Biomarker” in the KHK Agreement.

1.62 “Licensed Products”. Licensed Products means any and all pharmaceutical compositions that contain one (1) or more Licensed Compound(s).

1.63 “Licensed Territory”. Licensed Territory means all countries in the world – other than those of the KHK Territory – together with the territories and possessions of such countries that are not part of the KHK Territory. For the avoidance of doubt, the Licensed Territory shall exclude any Terminated Territory(ies) or any Section 15.5 Terminated Territory.

1.64 “Listed AVEO Patents”. Listed AVEO Patents means (a) all patents and patent applications listed in Exhibit G; (b) all patent applications (including provisional and utility applications) claiming priority to or common priority with or based on any of the foregoing, including all divisionals, continuations, continuations-in-part, patents of addition and substitutions of any of the foregoing; (c) all patents issuing on any of the foregoing, and all reissues, reexaminations, renewals and extensions of any of the foregoing; (d) all counterparts to the foregoing in other countries; and (e) all Supplementary Protection Certificates, restoration of patent term and other similar rights of AVEO and its Affiliates based on any of the foregoing.

1.65 “Major EU Countries”. Major EU Countries means France, Italy, Spain, Germany and the United Kingdom.

1.66 “Major Market Countries”. Major Market Countries means the United States and the Major EU Countries.

1.67 “Manufacturing” or “Manufacture”. Manufacturing or Manufacture means, as applicable, the production, manufacture, processing, filling, packaging, labeling, shipping, and storage of Licensed Compounds, Licensed Products or Licensed Product Biomarkers, and/or any components thereof, including process and formulation development, process validation, in-process testing, stability testing, release testing, manufacturing scale-up, preclinical, clinical and commercial manufacture and analytical methods development and validation, quality assurance and quality control development, testing and release.

1.68 “Manufacturing Technology”. Manufacturing Technology means Know-How or Patents Controlled by AVEO and relating to Manufacturing or having Manufactured or formulating Licensed Compounds, Licensed Products or Licensed Product Biomarkers.

1.69 “Marketing Approval”. Marketing Approval means, with respect to a Licensed Product, all approvals (including supplements, amendments, pre- and post-approvals), licenses, registrations and authorizations of any national, supra-national (e.g., the European Commission or the Council of the European Union), regional, state or local regulatory agency, department, bureau, commission, council or other governmental authority necessary for the Manufacture, distribution, use or sale of such Licensed Product in a regulatory jurisdiction, including, in the case of a country in the Territory where Pricing Approval is necessary for the sale of a Licensed Product, the granting of Pricing Approval in such country. As used in this definition of Marketing Approval, “Pricing Approval” means the approval or governmental decision (outside the U.S.) establishing a price for a Licensed Product to be reimbursed for such Licensed Product in such country.

1.70 “Material Meetings”. Material Meetings means any material meetings with Regulatory Agencies, including meetings relating to Phase III Trial designs, pre-NDA/MAA meetings, and Manufacturing and clinical pharmacology discussions.

1.71 “Medical Affairs Activities”. Medical Affairs Activities means activities designed to ensure or improve appropriate medical use of, conduct medical education of, or further research regarding, Licensed Products sold in the Licensed Territory, including by way of example: (a) (i) with respect to North America, activities of MSLs shall mean the following functions: (x) conduct service based medical activities including providing input and assistance with consultancy meetings, recommending investigators for clinical trials and providing input in the design of such trials and other research related activities, and (y) deliver non-promotional communications and conduct non-promotional activities including presenting new clinical trial data and other scientific information; and (ii) with respect to Europe, activities of MSLs shall mean the activities set forth on Exhibit E to the European Commercialization Agreement; (b) grants to support continuing medical education, symposia, or Third Party research related to Licensed Products in the Licensed Territory; (c) development, publication and dissemination of publications relating to Licensed Products and relevant disease states in the Licensed Territory; (d) medical information services provided in response to inquiries communicated via sales representatives or received by letter, phone call or email; (e) conducting advisory board meetings or other consultant programs; (f) support of investigator-initiated trials; (g) managing relationships with cooperative groups, physician/hospital networks and advocacy groups; (h) establishing and implementing risk, evaluation and mitigation strategies, and (i) voluntary phase

4 trials. For the purposes of clarity, post-approval clinical studies within the approved Indications shall be included within Medical Affairs Activities (except post-approval clinical studies required by Regulatory Authorities which shall constitute a Development activity).

1.72 “NDA”. NDA means a New Drug Application (as defined in the United States Food Drug and Cosmetics Act and the regulations promulgated thereunder (21 C.F.R. §314)) in the United States, or a comparable filing serving to apply for Marketing Approval in any other jurisdiction (including Marketing Authorization Applications (“MAAs”) in Europe), in each case with respect to a Licensed Product.

1.73 “Net Sales”. Net Sales means the gross amount invoiced by either Party or their respective Affiliates and Sublicensees for the sale of Licensed Compounds, Licensed Products and Licensed Product Biomarkers in the Licensed Territory, less any of the following applicable deductions related to such sale and, except in the case of (e), included in the invoiced amounts:

(a) normal, customary trade discounts (including volume discounts), credits, chargebacks, reductions, and rebates, and allowances and adjustments for rejections, recalls, outdated products, returns, in each event whether voluntary or required;

(b) freight, shipping, insurance, sales, use, excise, value-added and similar customs, taxes, tariffs or duties imposed on such sale, transfer, or other disposition;

(c) credits actually given or allowances actually made for wastage replacement, Medicare/Medicaid rebates, indigent patient and similar programs to provide Licensed Compound, Licensed Product or Licensed Product Biomarker on a no-profit or at-cost basis, to the extent actually deducted from the gross amount invoiced and either not required to be paid by, or refunded to, the customer or other payor;

(d) amounts repaid or credits taken by reason of rejections, defects or returns or because of retroactive price reductions (to be clear, other than retroactive price reductions granted as part of any collections efforts or to resolve uncollectible accounts) or due to recalls or government laws or regulations requiring rebates;

(e) an allowance for bad debt and uncollectible accounts, not to exceed [**] percent ([**]%) of the gross amount invoiced and not to exceed the amount of the allowance actually used by the invoicing entity to account for bad debt and uncollectible accounts with respect to such invoiced amounts to prepare the invoicing entity’s audited financial statements for financial reporting purposes.

Even if there is overlap between any of deductions (a) – (d), each individual item shall only be deducted once in each Net Sales calculation. Bad debt and uncollectible accounts shall be addressed solely by the deduction of the allowance provided for in clause (e) above in this paragraph, and any write-off of bad debt or uncollectible accounts shall not be deemed encompassed in any of deductions (a) – (d).

Net Sales calculated as described above shall be adjusted in the Royalty-Bearing Territory for Combination Products, as provided in Section 10.11.

Net Sales shall not include amounts for any Licensed Compound, Licensed Product or Licensed Product Biomarker furnished to a Third Party for which payment is not intended to be and is not received, such as Licensed Products used in clinical trials or Licensed Products distributed as promotional or free goods; provided that the amounts of such Licensed Compounds, Licensed Products and Licensed Product Biomarkers so made available are reasonable for the intended purpose and within customary amounts; and provided, further, that this sentence is not intended to address accounting for quantities of Licensed Compounds, Licensed Products or Licensed Product Biomarkers associated with bad debt or uncollectible accounts (which, to be clear, shall be dealt with only under clause (e) above).

Net Sales excludes amounts from sales or other dispositions of Licensed Compounds, Licensed Products and Licensed Product Biomarkers between a Party and any of its Affiliates or Sublicensees, solely to the extent that such entity purchasing a Licensed Compound, Licensed Product or Licensed Product Biomarker intends to resell such Licensed Compound, Licensed Product or Licensed Product Biomarker to a Third Party and any such resale is included in Net Sales.

Net Sales includes sales to any Distributor. If, in addition to or in lieu of a transfer price paid for quantities of Licensed Compounds, Licensed Products and Licensed Product Biomarkers supplied, any Distributor provides consideration to a Party or such Party’s Affiliates or Sublicensees in connection with the grant of rights to distribute any Licensed Compound, Licensed Product or Licensed Product Biomarker, then such consideration shall be included in the calculation of Net Sales in the quarter in which it is received by a Party or such Party’s Affiliates or Sublicensees, as applicable.

Net Sales amounts shall be determined from the books and records of a Party, its Affiliates and Sublicensees maintained in accordance with GAAP, and such amounts shall be calculated using the same accounting principles used for other products sold by such selling party for financial reporting purposes.

1.74 “North America”. North America means the United States, Canada and Mexico, including all territories and possessions of such countries.

1.75 “North American Commercialization Agreement”. North American Commercialization Agreement means the commercialization agreement between AVEO US and AUS dated as of the Effective Date and attached hereto as Exhibit D-2.

1.76 “North American Commercialization Plan”. North American Commercialization Plan means the three (3) year rolling commercialization plan that governs the Commercialization of Profit-Share Products in North America, to be prepared by AVEO US and AUS pursuant to the terms of the North American Commercialization Agreement.

1.77 “Out-of-Pocket Costs”. Out-of-Pocket Costs means, with respect to particular activities hereunder, direct expenses of a Party or its Affiliates that are specifically associated with the conduct of such activities for Licensed Products, Licensed Compounds or Licensed Product Biomarkers, including costs of consultants and agents, and have been recorded in accordance with GAAP.

1.78 “Party” and “Parties”. Party and Parties have the meanings given such terms in the opening paragraph of this Agreement.

1.79 “Patent”. Patent means any patent application or patent anywhere in the world, including all of the following kinds: provisional, utility, divisional, continuation, continuation-in-part, and substitution applications; and utility, re-issue, re-examination, renewal and extended patents, and patents of addition, and any Supplementary Protection Certificates restoration of patent terms and other similar rights.

1.80 “Person”. Person means any corporation, limited or general partnership, limited liability company, joint venture, trust, unincorporated association, governmental body, authority, bureau or agency, any other entity or body, or an individual.

1.81 “Phase II Trial”. Phase II Trial means, with respect to a Licensed Product, a clinical trial on sufficient numbers of human patients that is designed to establish the safety and biological activity of such Licensed Product for its intended use, and to define warnings, precautions and adverse reactions that are associated with such Licensed Product in the dosage range to be prescribed or that may be used to find or determine such dosage, as described as a phase II clinical trial in 21 C.F.R. §312.21(b), or similar clinical study in a country other than the United States.

1.82 “Phase III Trial”. Phase III Trial means, with respect to a Licensed Product, a clinical trial on sufficient numbers of human patients that is designed to establish that such Licensed Product is safe and efficacious for its intended use, and to define warnings, precautions and adverse reactions that are associated with such Licensed Product in the dosage range to be prescribed, and more directly (than a Phase II Trial) supporting Marketing Approval or label expansion of such Licensed Product, as described as a phase III clinical trial in 21 C.F.R. §312.21(c), or similar clinical study in a country other than the United States. In addition, for purposes of Section 10.4 and Section 10.5, a Pivotal Clinical Trial shall be considered to be a Phase III Trial.

1.83 “Pivotal Clinical Trial”. Pivotal Clinical Trial means any clinical trial that is officially designated as a phase III clinical trial with the Regulatory Authority having jurisdiction, or that is intended to serve to gather any of the pivotal data that (if favorable) would support Marketing Approval (regardless of whether such trial is denominated “phase II”, “phase III”, “phase II/III” or otherwise denominated).

1.84 “Product Inventions”. Product Inventions means any and all patentable inventions that constitute or relate in any way to (a) any Licensed Compound, Licensed Product, Licensed Product Biomarker, (b) any method of making, using (including methods of administration) or testing (in the case of testing, of or for the presence of) any of the foregoing, or (c) any article necessary or useful to practice (including those present during the practice of) any method referred to in clause (b). To avoid any doubt, as used throughout this Agreement, “methods of testing for the presence of any Licensed Product Biomarkers” includes assays for the presence of such Licensed Product Biomarkers, including any that may be employed in either Party’s clinical testing of any Licensed Product or that may be referred to in the labeling for any Licensed Product in connection with Marketing Approval thereof anywhere in the world, and any items necessary or useful to conduct such assays in the same manner as in such clinical testing or as referred to in such Marketing Approvals.

1.85 “Profit-Share Product”. Profit-Share Product means any Licensed Compound, Licensed Product or Licensed Product Biomarker Developed, Manufactured or Commercialized for use or sale in the Field in the JDCT.

1.86 “Promotional/Educational Materials”. Promotional/Educational Materials has the meaning given in the applicable JDCT Commercialization Agreement.

1.87 “Regulatory Authority”. Regulatory Authority means any national (e.g., but without limitation, the FDA), supra-national (e.g., but without limitation, the European Commission, the Council of the European Union, or the EMA), regional, state or local regulatory agency, department, bureau, commission, council or other governmental entity in any jurisdiction of the world involved in the granting of Marketing Approval for pharmaceutical products or medical devices (including regulated diagnostics).

1.88 “Regulatory Exclusivity”. Regulatory Exclusivity means a government-granted right to exclude others from Manufacturing, using or marketing a pharmaceutical product, other than a right conferred solely by a Patent.

1.89 “Royalty-Bearing Product”. Royalty-Bearing Product means any Licensed Compound, Licensed Product or Licensed Product Biomarker Developed, Manufactured or Commercialized for use or sale in the Field in the Royalty-Bearing Territory.

1.90 “Royalty-Bearing Territory” or “RBT”. Royalty-Bearing Territory or RBT means all countries in the Licensed Territory – other than those of the JDCT – together with the territories and possessions of such countries that are not part of the JDCT.

1.91 “Safety Data”. Safety Data means adverse event information and other information (if any) required by one (1) or more Regulatory Authorities to be reported to such Regulatory Authorities under Applicable Laws.

1.92 “Sublicensee”. Sublicensee means (a) with respect to API, any Third Party to whom API (or any of its Affiliates) has granted a license under ASTELLAS Product IP or, subject to Section 9.2, a sublicense under API’s rights to the Licensed Patents and Licensed Know-How, to Develop, Manufacture or Commercialize Licensed Compounds, Licensed Products or Licensed Product Biomarkers in the Field for the Licensed Territory, and (b) with respect to AVEO, any Third Party to whom AVEO (or any of its Affiliates) has granted a license under the Licensed Patents and Licensed Know-How or, subject to Section 9.5, a sublicense under AVEO’s rights to the ASTELLAS Product IP, to Develop, Manufacture or Commercialize Licensed Compounds, Licensed Products or Licensed Product Biomarkers in the Field for the Licensed Territory; in each case excluding KHK.

1.93 “Supply Agreement”. Supply Agreement means the Clinical Supply Agreement or the Commercial Supply Agreement, as applicable.

1.94 “Terminated Territory”. Terminated Territory means the ASTELLAS Terminated Territory or the AVEO Terminated Territory, as applicable.

1.95 “Territory”. Territory means the KHK Territory and the Licensed Territory.

1.96 “Third Party”. Third Party means any Person other than a Party or an Affiliate of a Party.

1.97 “Valid Claim”. Valid Claim means (a) a claim of an issued and unexpired patent within the Licensed Patents which has not been found to be unpatentable, invalid or unenforceable by a court or other authority having jurisdiction, from which decision no appeal is taken or can be taken; and (b) a claim of a pending application within the Licensed Patents that has not been finally abandoned or finally rejected and which has been pending for no more than seven (7) years. (For clarity, a claim of the Licensed Patents that ceases to be a Valid Claim because it has been pending too long, but subsequently issues and is otherwise described by clause (a) of the foregoing sentence shall again be considered to be a Valid Claim once it issues. The same principle shall apply in similar circumstances such as if, for example (but without limitation), a final rejection of a claim is overcome.)

1.98 Additional Definitions. Each of the following definitions is set forth in the section of this Agreement indicated below:

Definitions	Section
Acquiring Corporation	17.16(c)(ii)
Additional Indications	10.4(e)
Agreement	Preamble
Alliance Manager	2.1(a)
Allowable Expenses	Exhibit H
Annual Regulatory Report	3.5(a)
APEL	Preamble
API	Preamble
ASTELLAS	Preamble
ASTELLAS Indemnitees	14.2(a)
ASTELLAS Terminated Territory(ies)	15.6
ASTELLAS Third-Party Claim	14.2(c)
Auditee	10.20(a)
Auditing Party	10.20(a)
Auditor	10.20(a)

Definitions	Section
AUS	Preamble
AVEO	Preamble
AVEO US	Preamble
AVEO UK	Preamble
AVEO Indemnitee	14.1(a)
AVEO Terminated Territory(ies)	15.7
Blocking Third Party Rights	Exhibit H
Business Combination	17.16(c)(ii)
Change in Control	17.16(c)
Combination Product	10.11
Commercialization Costs	Exhibit D
Committed Clinical Trials	3.2(a)(i)
Competitive Infringement	11.4(b)(i)
Confidentiality Agreement	1.22
CPI	1.37
CTA	1.41
Debtor	9.14
Development Costs	Exhibit H
Diligence Plan	8.3
Dispute	16.1
Distribution Costs	Exhibit H
Effective Date	Preamble
Enforcing Party	11.4(b)(i)
EU Pre-Tax Profit or Loss	Exhibit H
European Medical Affairs Plan	7.1(b)
Excess Product Liability Costs	14.3
Force Majeure	17.3
Global Trademark Strategy	6.4(a)
Infringement or Infringe	11.4(a)
JCC	2.3(a)
JDC	2.2(a)
JDCT Trademarks	6.4(b)
JMAC	2.4(a)
JMC	2.1(a)
JSC	2.1(a)
[**]	8.1(d)
KHK Indemnitees	14.1(b)
[**]	9.6(b)(ii)
Losses	14.1(a)
M&A Event	17.7
MAA	1.72
Manufacturing Costs	Exhibit H
Manufacturing Requirements	4.1(b)
Marketing-Related Materials	15.5(o)

Definitions	Section
Material Communications	2.1(d)(i)(E)
Medical Affairs Costs	Exhibit H
Minor Market Countries	15.3(b)(iii)
MSLs	2.4(d)(i)(C)
N.A. Pre-Tax Profit or Loss	Exhibit H
Non-Arbitrable Dispute	16.1
[**]	9.6(b)(iii)
North American Medical Affairs Plan	7.1(a)
Owned Affiliate	9.6(b)(i)
Party or Parties	Preamble
Patent and Trademark Costs	Exhibit H
Payee Party	10.16
Payor Party	10.16
Possessing Entities	3.5(b)
[**]	9.6(b)(iv)
Pre-Tax Profit or Loss	Exhibit H
Pricing Approval	1.69
Product Liability Costs	Exhibit H
Proposing Party	3.4(a)(iii)
Proprietary Combination Trial	3.4(a)(iii)
Prosecuting Party	11.2(c)(ii)
Recall	5.4(a)
Regulatory Costs	Exhibit H
Regulatory Documents	15.5(f)
Regulatory Interactions	5.1(a)(iii)
[**]	11.4(h)(ii)(A)
Royalty Term	10.10
SEC	12.3(c)(iii)
Section 15.5 Terminated Territory	15.5(a)
SDEA	5.3(a)
Standard	10.11
Standstill Period	17.16(a)
Term	15.1(a)
Third-Party Claim	14.1(a)
Third Party Blocking IP Costs	Exhibit H
Trademarks	6.4(a)
Transferred Country(ies)	15.7(b)(ii)
Travel Expenses	7.3(a)
[**]	8.1(d)
Withholding Tax Action	10.16

ARTICLE 2

GOVERNANCE

2.1 Joint Steering Committee.

(a) JSC Formation. Within [**] days following the Effective Date, the Parties shall form a joint steering committee composed of [**] representatives (one member should be the Alliance Manager (as defined below)) from each of AVEO and ASTELLAS (unless otherwise mutually agreed by the Parties) (the “JSC”) all of whom, except for the Alliance Manager, will have sufficient seniority and shall be employees within the applicable Party to make decisions arising within the scope of the JSC’s responsibilities (for example, it is the Parties’ understanding that, at the appropriate stage of Commercialization of Profit-Share Products in the JDCT hereunder, at least one (1) representative from each of AVEO UK and APEL, along with at least one (1) representative from each of AVEO US and AUS, shall be members of the JSC), and one (1) of whom will have alliance management responsibility (such representative, an “Alliance Manager”). The JSC shall be the executive committee responsible for the overall governance of the Parties’ Development, Manufacturing and Commercialization activities under this Agreement, including the activities of the JDC and the JCC. The JSC does not intend to actively participate in soliciting orders from customers directly resulting in sales, negotiating any contract or sale, or performing other significant services necessary for the consummation of any sale. Each of AVEO and ASTELLAS shall designate its JSC Committee representatives in writing to the other within [**] days after the Effective Date. Each of AVEO and ASTELLAS may change its representatives by written notice to the other, and an alternate member designated by either AVEO or ASTELLAS may serve temporarily in the absence of a permanent member of the JSC for such Party; provided, however, that each Party will ensure that at all times during the existence of the JSC, its representatives on the JSC are appropriate in terms of expertise and seniority for the then-current stage of Development, Manufacturing and Commercialization of Licensed Compounds, Licensed Products and Licensed Product Biomarkers. The JSC may from time to time establish project teams or subcommittees, in addition to the JDC, the JCC and the JMAC, to handle matters within the scope of its authority. With regard to such subcommittees, the Parties agree and acknowledge that a joint manufacturing committee (the “JMC”) shall be established promptly after the Effective Date to, among other things, review the manufacturing and supply issues set forth in Section 2.1(d)(iii), Article 4 and the Supply Agreements, and review, and submit to the JSC for JSC review and approval, budgets and forecasts of Manufacturing Costs.

(b) JSC Meetings and Procedures. The JSC shall convene its first meeting within [**] days after the Effective Date. Subsequently, JSC meetings shall be held regularly (but no less frequently than on a [**] basis). The JSC may also meet more frequently as and to the extent reasonably requested by either AVEO or ASTELLAS or if required to perform its role for initial discussion of any disputes in accordance with Section 2.6. If not otherwise mutually agreed upon, a meeting shall be held promptly after AVEO or ASTELLAS, as the requesting Party, delivers the written request. JSC meetings may be held in person or by videoconference or teleconference, as the AVEO and ASTELLAS JSC representatives may agree, except that at least [**] meetings per year shall be in person. The Parties shall use good faith efforts to have the chief executive officers of each Party meet in person at least [**] per year, separately from any JSC meeting, at a mutually acceptable time and place. In-person meetings shall be held at locations alternately selected by AVEO and by ASTELLAS. In addition to its JSC representatives, AVEO or ASTELLAS may have other personnel attend JSC meetings with the prior approval of the other Party, but such approval shall not be unreasonably withheld. The chair of the JSC shall alternate every calendar year with AVEO acting as the initial chair. The Alliance Managers will work with the chair of the JSC to set and provide an agenda for each regularly scheduled meeting with the goal of providing such agenda to each JSC representative at least one (1) week prior to such meeting. The Alliance Managers will be responsible for preparing reasonably detailed written minutes of all JSC meetings that reflect, without limitation, material decisions made and action items identified at such meetings. The Alliance Managers shall send draft meeting minutes to each member of the JSC for review and comment within ten (10) Business Days after each JSC meeting. JSC members shall provide written comments on draft minutes within ten (10) Business Days of receipt. Minutes will be officially endorsed by the JSC at the next JSC meeting, and will be signed by the Alliance Managers.

(c) JSC Meeting Agendas. Agenda items for regularly scheduled JSC meetings shall generally include a discussion of:

(i) JDCT Activities: with respect to the JDCT:

(A) the then-current JDCT Development Plan and any updates or amendments proposed thereto, including budgets and forecasts;

(B) the then-current JDCT Commercialization Plan and any updates or amendments proposed thereto, including budgets, forecasts and performance objectives;

(C) the progress of Development (including regulatory) activities, including the results AVEO and API (and their respective Affiliates) have obtained with respect to the Development of Licensed Compounds, Licensed Products and Licensed Product Biomarkers, including written updates from the JDC with respect thereto;

(D) the progress of Commercialization activities relative to performance objectives in the period leading up to the meeting, including written updates from the JCC with respect thereto;

(ii) RBT Activities: with respect to the Royalty-Bearing Territory:

(A) the then-current ASTELLAS RBT Development Plan and any updates or amendments proposed thereto;

(B) the then-current ASTELLAS RBT Commercialization Plan and any updates or amendments proposed thereto, including forecasts;

(C) the progress of Development (including regulatory) activities, including results API (and its Affiliates) have obtained with respect to the Development of Licensed Compounds, Licensed Products and Licensed Product Biomarkers, including written updates from the JDC with respect thereto;

(D) the progress of Commercialization activities in the period leading up to the meeting, including written updates from the JCC with respect thereto;

(iii) Manufacturing: the progress of Manufacturing activities, including any improvement of Know How of AVEO and/or KHK with regard to Manufacturing, in the period leading up to the meeting, Manufacturing Cost budgets and forecasts, and supply forecasts for the JDCT and the RBT, as applicable;

(iv) IP Matters: a report by each of AVEO and API as to their respective new AVEO Product Inventions, ASTELLAS Product Inventions and Joint Inventions (as applicable), and progress in prosecution or enforcement of Licensed Patents, ASTELLAS Patents, Jointly Owned Product Patents and Joint Other Invention Patents for which such Party is responsible hereunder;

(v) KHK: any proposed activities or interactions with KHK, and the progress of any ongoing interactions with KHK, as applicable; and

(vi) Other Matters: any other matters requiring the input, review or approval of the JSC, including any disputes between the Parties which may have arisen during the period leading up to the meeting; provided that, to the extent that either Party desires to have any item added to the agenda (and not already addressed in clauses (i) through (v) above) for discussion at a regularly scheduled meeting of the JSC, such Party shall notify the chair of the JSC and the other Party at least fourteen (14) days prior to such meeting (except that under exigent circumstances requiring JSC input, a Party may provide its proposed agenda items to the other Party in a shorter period of time in advance of the meeting, it being understood that the chair of the JSC shall use good faith efforts to include such agenda item in the agenda for such meeting).

(d) JSC Functions and Powers. The JSC’s responsibilities shall include:

(i) JDCT: with respect to the JDCT:

(A) review and approve the JDCT Development Plan and any updates or amendments proposed thereto, including the overall strategy for Development activities and any budgets or forecasts;

(B) review the JDCT Commercialization Plan and any updates or amendments proposed thereto;

(C) approve the following elements of the JDCT Commercialization Plan (and any updates or amendments thereto): the strategy plans, budgets,

forecasts, [**] Licensed Products and Licensed Product Biomarkers, performance objectives, and reimbursement strategies;

(D) review and approve the JDCT Medical Affairs Plan including lifecycle strategy and any updates or amendments proposed thereto;

(E) monitor each Party’s progress with respect to the Development of Licensed Compounds, Licensed Products and Licensed Product Biomarkers for the JDCT, including regulatory strategy and Material Communications with Regulatory Authorities. “Material Communications” shall mean any material communications with a Regulatory Authority, including without limitation, clinical study protocols and amendments thereto, meeting requests and materials, request for information and responses thereto, clinical hold notices, investigator’s brochures, and supplemental NDA submissions;

(F) monitor each Party’s progress relative to performance objectives with respect to the Commercialization of Licensed Compounds, Licensed Products and Licensed Product Biomarkers for the JDCT;

(G) provide a forum for exchange and discussion of any Development or Commercialization activities conducted, or proposed to be conducted, for the JDCT;

(ii) RBT: with respect to the Royalty-Bearing Territory:

(A) review (but not approve, subject to Section 3.2(b)(iii)) the ASTELLAS RBT Development Plan and any updates or amendments proposed thereto, including the overall strategy for Development activities and forecasts (excluding supply forecasts);

(B) review (but not approve, subject to Section 6.3(a)(ii)) the ASTELLAS RBT Commercialization Plan and any updates or amendments proposed thereto, including the overall strategy for Commercialization activities, proposed pricing, and forecasts (excluding supply forecasts);

(C) monitor API’s progress with respect to the Development of Licensed Compounds, Licensed Products and Licensed Product Biomarkers for the RBT, including regulatory strategy and material communications with Regulatory Authorities;

(D) monitor API’s progress with respect to the Commercialization of Licensed Compounds, Licensed Products and Licensed Product Biomarkers for the RBT;

(E) provide a forum for exchange and discussion of any Development or Commercialization activities conducted, or proposed to be conducted, for the RBT, including discussions with respect to any coordination of activities that the Parties may desire between the RBT and the JDCT;

(iii) Manufacturing:

(A) review and approve the overall strategy for clinical and commercial Manufacturing of Licensed Compounds and Licensed Products for the Licensed Territory, including plans for packaging, labeling, supply chain and trade and distribution activities for the JDCT, and risk mitigation strategies (including potential second source suppliers), but excluding the commercial aspects of packaging and labeling (which shall be established in accordance with Section 2.3(d)(i)(G) and the JDCT Commercialization Agreement);

(B) review and approve any Third Party contractors proposed to be used for Manufacturing of Profit-Share Products and Royalty-Bearing Products, including drug substance, finished product, packaging and labeling; provided that, the Parties agree that Third Party Manufacturing contractors selected by AVEO as of the Effective Date and previously disclosed to API are hereby approved;

(C) monitor each Party’s progress with respect to the Manufacturing of Licensed Compounds, Licensed Products and Licensed Product Biomarkers for the JDCT, including manufacturing strategy and related Material Communications with Regulatory Authorities;

(D) review and approve each Party’s budgets and forecasts of Manufacturing Costs, as submitted by the JMC (including under the Supply Agreements);

(E) review and approve the Manufacturing strategy with respect to any Licensed Product Biomarker for use or sale in the Licensed Territory, including allocation of Manufacturing responsibilities between the Parties and applicable budgets;

(iv) IP Matters: monitor the status of new AVEO Product Inventions, ASTELLAS Product Inventions and Joint Inventions, and the status of patent prosecution and enforcement activities for which each Party is responsible under this Agreement;

(v) KHK:

(A) review and approve clinical trials proposed to be undertaken by KHK in the Licensed Territory, and clinical trials proposed to be undertaken by either Party in the KHK Territory, subject to Section 3.3(a) and Section 3.3(b), respectively;

(B) review the Kirin Annual Development Plan (as defined in the KHK Agreement) for the KHK Territory, and discuss any concerns, questions or input that either Party may have to such Kirin Annual Development Plan, which concerns, questions or input AVEO shall undertake to relay at the next Development Committee (as defined in the KHK Agreement) meeting at which KHK is scheduled to make a presentation about such Kirin Annual Development Plan; provided that, (1) the foregoing review and discussion shall be subject to KHK providing to AVEO such Kirin Annual Development Plan under the KHK Agreement reasonably in advance of the Development Committee meeting at which KHK is scheduled to make a presentation to AVEO about such Kirin Annual Development Plan to allow such review and discussion by the Parties at such JSC meeting, and (2) KHK is entitled to make the final decision with regard to Licensed Product and Licensed Product Biomarkers for the KHK Territory and that KHK has no diligence or other responsibility to AVEO or ASTELLAS to conduct Licensed Compound, Licensed Product and/or Licensed Product Biomarker development and/or commercialization for the KHK Territory; and

(C) oversee the coordination of activities regarding Licensed Products, Licensed Compounds and Licensed Product Biomarkers, between the Parties, and between AVEO and KHK, with respect to any interactions with KHK, including:

[**];

(vi) Dispute Resolution: serve as a forum for informal dispute resolution of issues that may arise in relation to activities engaged in pursuant to this Agreement, including any disputes arising at the JDC, JCC or JMAC or other project teams or subcommittees level and submitted to the JSC for resolution and any disputes concerning the calculation of Pre-Tax Profit or Loss or any other financial terms hereunder, to the extent set forth in Section 2.6.

(e) JSC Decisions; Limitation of Authority. All decisions of the JSC shall require the unanimous approval of the members of the JSC, with the JSC representatives of each Party collectively having one vote. Notwithstanding the foregoing, the JSC shall have no power to amend, modify or waive compliance with this Agreement. The JSC shall have only such powers as are specifically set forth in this Agreement for the JSC to perform. The JSC’s meeting minutes, regardless of whether signed by Alliance Managers of AVEO and ASTELLAS, shall not be deemed to amend, modify or waive compliance with this Agreement or the KHK Agreement.

2.2 Joint Development Committee.

(a) JDC Formation. Within [**] days after the Effective Date, the Parties shall form a joint development subcommittee composed of an equal number of representatives from each of AVEO and API) (but in any event no less than [**] representatives from each of AVEO and API) (the “JDC”). Each of AVEO and API shall designate its JDC representatives out of its (or their respective Affiliate’s) employees in writing to the other within [**] days after the Effective Date. Each of AVEO and API may change its representatives by written notice to the other, and an alternate member designated by either AVEO or API may serve temporarily in the absence of a permanent member of the JDC for such Party; provided, however, that each JDC representative shall have sufficient experience and expertise in Development matters in the pharmaceuticals and/or biotechnology industry to serve on the JDC.

(b) JDC Meetings and Procedures. Unless otherwise mutually agreed by the Parties, the JDC shall meet within [**] days after the Effective Date and, thereafter, at least [**] per calendar quarter for so long as there are ongoing Development activities with respect to Licensed Compounds, Licensed Products and/or Licensed Product Biomarkers under this Agreement. The JDC may also meet more frequently as and to the extent reasonably requested by either AVEO or API or if required to perform its role for initial discussion of any disputes in accordance with Section 2.6. If not otherwise mutually agreed upon, a meeting shall be held promptly after AVEO or API, as the requesting Party, delivers the written request. JDC meetings may be held in person or by videoconference or teleconference, as the AVEO or API JSC representatives may agree, except that at least [**] meetings per year shall be in person. In-person meetings shall be held at locations alternately selected by AVEO and by API. In addition to its JDC representatives, AVEO or API may have other personnel attend JDC meetings with the prior approval of the other Party, but such approval shall not be unreasonably withheld. The chair of the JDC shall alternate every calendar year, with AVEO acting as the initial chair. The chair of the JDC, in conjunction with the Alliance Manager, shall be responsible for setting and providing an agenda for each regularly scheduled meeting with the goal of providing such agenda to each JDC representative at least one (1) week prior to such meeting, and for preparing written minutes of each meeting with the goal of distributing such minutes to each JDC representative within ten (10) Business Days following such meeting. JDC meeting minutes for any particular meeting shall be subject to approval at the next JDC meeting.

(c) JDC Meeting Agendas. Agenda items for regularly scheduled JDC meetings shall generally include a discussion of:

(i) JDCT Activities: with respect to the JDCT:

(A) the then-current JDCT Development Plan and the formulation of any updates or amendments thereto, including budgets and forecasts;

(B) the progress of Development (including regulatory) activities, including results AVEO and API (and their respective Affiliates) have obtained with respect to the Development of Licensed Compounds, Licensed Products and Licensed Product Biomarkers; and

(ii) RBT Activities: with respect to the Royalty-Bearing Territory:

(A) the then-current ASTELLAS RBT Development Plan and any updates or amendments proposed thereto; and

(B) the progress of Development (including regulatory) activities, including results API (and its Affiliates) have obtained with respect to the Development of Licensed Compounds, Licensed Products and Licensed Product Biomarkers.

(d) JDC Functions and Powers. The JDC shall serve as a forum for ongoing discussions and information-sharing between the Parties with respect to the Development of Licensed Compounds, Licensed Products and Licensed Product Biomarkers in the Field in the Licensed Territory and shall have the responsibility and authority to establish certain plans and policies with the goal of ensuring global strategic alignment of such Development. The JDC’s responsibilities shall include the following:

(i) JDCT: with respect to the JDCT:

(A) formulate any updates or amendments to the JDCT Development Plan, including any updates or amendments to the overall strategy for Development activities or to any related budgets or forecasts (including supply forecasts);

(B) once formulated by the JDC, submit updates or amendments to the JDCT Development Plan for review and approval by the JSC;

(C) oversee implementation of, and coordinate the Parties’ activities under the JDCT Development Plan;

(ii) RBT: with respect to the Royalty-Bearing Territory:

(A) review the initial ASTELLAS RBT Development Plan and any updates or amendments proposed thereto, including supply forecasts;

(B) submit to the JSC the initial ASTELLAS RBT Development Plan and any updates or amendments thereto for review (but not approval, subject to Section 2.1(d)(ii) and Section 3.2(b)(iii)) by the JSC;

(C) provide a forum for discussion of the ASTELLAS RBT Development Plan, including discussions with respect to any coordination of activities that the Parties may desire between the JDCT and the RBT; and

(iii) Other Matters: assume such other responsibilities as the Parties may mutually delegate to the JDC.

(e) JDC Decisions; Limitation of Authority. All decisions of the JDC shall require the unanimous approval of the members of the JDC, with the JDC representatives of each Party collectively having one vote. Notwithstanding the foregoing, the JDC shall have no power to amend, modify or waive compliance with this Agreement. The JDC shall have only such powers as are specifically set forth in this Agreement for the JDC to perform. The JDC’s meeting minutes, regardless of whether signed by the Alliance Managers of AVEO and API, shall not be deemed to amend, modify or waive compliance with this Agreement or the KHK Agreement.

2.3 Joint Commercialization Committee.

(a) JCC Formation. Within [**] days following the Effective Date, the Parties shall form a joint commercialization subcommittee composed of an equal number of representatives from each of AVEO and ASTELLAS (but in any event no less than [**] representatives from each of AVEO and ASTELLAS), including at least one (1) representative from each of AVEO UK and APEL along with at least (1) representative from each of AVEO US and AUS (the “JCC”). Each of AVEO and ASTELLAS shall designate its JCC representatives out of its employees in writing to the other within [**] days following the Effective Date; provided, however, that during the first [**] months following the Effective Date, contractors may be used to perform the obligations of AVEO UK hereunder (including the duties of the AVEO UK JCC members) while appropriate employees of AVEO UK are being recruited. Each of AVEO and ASTELLAS may change its representatives by written notice to the other, and an alternate member designated by either AVEO or ASTELLAS may serve temporarily in the absence of a permanent member of the JCC for such Party; provided, however, that each JCC representative shall have sufficient experience and expertise in Commercialization matters in the pharmaceuticals and/or biotechnology industry to serve on the JCC.

(b) JCC Meetings and Procedures. The Parties shall mutually agree on the time and location for the first scheduled meeting of the JCC and, thereafter, the JCC shall meet at least [**] per calendar quarter for so long as there are ongoing Commercialization activities with respect to Licensed Compounds, Licensed Products and/or Licensed Product Biomarkers under this Agreement. The JCC may also meet more frequently as and to the extent reasonably requested by either AVEO or ASTELLAS or if required to perform its role for initial discussion of any disputes in accordance with Section 2.6. If not otherwise mutually agreed upon, a meeting shall be held promptly after AVEO or ASTELLAS, as the requesting Party, delivers the written request. JCC meetings may be held in person or by videoconference or teleconference, as the AVEO or ASTELLAS JCC representatives may agree, except that at least [**] meetings per year shall be in person. In-person meetings shall be held at locations alternately selected by AVEO and by ASTELLAS. In addition to its JCC representatives, AVEO or ASTELLAS may have other personnel attend JCC meetings with the prior approval of the other Party, but such approval shall not be unreasonably withheld. The chair of the JCC shall alternate every calendar year, with AVEO acting as the initial chair. The chair of the JCC, in conjunction with the Alliance Manager, shall be responsible for setting and providing an agenda for each regularly scheduled meeting with the goal of providing such agenda to each JCC representative at least one (1) week prior to such meeting, and for preparing written minutes of each meeting with the goal of distributing such minutes to each JCC representative within ten (10) Business Days following such meeting. JCC meeting minutes for any particular meeting shall be subject to approval at the next JCC meeting.

(c) JCC Meeting Agendas. Agenda items for regularly scheduled JCC meetings shall generally include a discussion of:

(i) JDCT Activities: with respect to the JDCT:

(A) the then-current JDCT Commercialization Plan and the formulation of any updates or amendments thereto;

(B) the progress that AVEO and ASTELLAS (and their respective Affiliates) have made relative to performance objectives with respect to the Commercialization of Licensed Compounds, Licensed Products and Licensed Product Biomarkers, including a discussion of potential actions to address any failure or inability by either Party to meet such performance objectives; and

(ii) RBT Activities: with respect to the Royalty-Bearing Territory:

(A) the then-current ASTELLAS RBT Commercialization Plan and any updates or amendments proposed thereto; and

(B) the progress that API (and its Affiliates) have made with respect to the Commercialization of Licensed Compounds, Licensed Products and Licensed Product Biomarkers.

(d) JCC Functions and Powers. The JCC shall serve as a forum for ongoing strategic and tactical discussions and information-sharing between the Parties with respect to the Commercialization of Licensed Compounds, Licensed Products and Licensed Product Biomarkers in the Field in the Licensed Territory and shall have the responsibility and authority to establish or approve, as applicable, certain plans and policies with the goal of ensuring global strategic alignment of such Commercialization. The JCC does not intend to actively participate in soliciting orders from customers directly resulting in sales, negotiating any contract or sale, or performing other significant services necessary for the consummation of any sale. The JCC’s responsibilities shall include the following:

(i) JDCT: with respect to the JDCT:

(A) oversee formulation of the initial JDCT Commercialization Plan and any updates or amendments thereto (it being understood that, as set forth in Section 6.2(a), the initial 2011 operating budget of Commercialization Costs under such JDCT Commercialization Plan shall be in effect, and deemed approved, by the JSC as of the Effective Date);

(B) once formulated by the JCC, submit the initial JDCT Commercialization Plan and any updates or amendments thereto for JSC review and, with respect to strategy plans, budgets, forecasts, pricing of Licensed Products and Licensed Product Biomarkers, performance objectives, supply chain, trade and distribution, and reimbursement services, JSC approval;

(C) oversee implementation of, and coordinate the Parties’ activities under the JDCT Commercialization Plan;

(D) evaluate the progress of Commercialization activities under the JDCT Commercialization Plan relative to performance objectives;

(E) oversee and serve as a forum for discussion of regional strategic/lifecycle planning, budgets, forecasts, pricing of Licensed Products and Licensed Product Biomarkers, performance objectives, supply chain, trade and distribution, and reimbursement services, and formulate global plans for the foregoing activities;

(F) receive regular updates on, and serve as a forum for discussion of, regional marketing activities (including competitive intelligence, advisory boards, public relations, health economics/value proposition, agency selection and contracts, Promotional/Educational Materials, local market research, packaging and labeling, and customer service), field sales activities/key customer coverage, certain sales operations (including compensation and dashboard reporting), sales training activities and materials;

(G) review and approve strategies and plans for branding, global market research, certain sales operations (the sizing and alignment of sales operations and incentive compensation), selection of primary Third Party advertising and public relations agencies, commercial aspects of packaging and labeling (e.g., size, type and branding of package);

(H) review and approve Distributors (excluding wholesale distributors such as McKesson) and CSOs (as defined in the applicable JDCT Commercialization Agreement) proposed to be used by either Party for the JDCT (it being understood that no JCC approval shall be required with respect to Distributors engaged by APEL or APEL’s European Affiliates as of the Effective Date);

(ii) RBT: with respect to the Royalty-Bearing Territory:

(A) review the initial ASTELLAS RBT Commercialization Plan and any updates or amendments proposed thereto, including supply forecasts;

(B) submit to the JSC the initial ASTELLAS RBT Commercialization Plan and any updates or amendments thereto for review (but not approval, subject to Section 2.1(d)(ii) and Section 6.3(a)(ii)) by the JSC;

(C) evaluate the progress of Commercialization activities under the ASTELLAS RBT Commercialization Plan;

(D) review pricing for the RBT;

(E) provide a forum for discussion of the ASTELLAS RBT Commercialization Plan, including discussions with respect to any coordination of activities that the Parties may desire between the JDCT and the RBT;

(iii) Global Trademark Strategy: establish the Global Trademark Strategy to be implemented by the Parties throughout the Licensed Territory; and

(iv) Other Matters: assume such other responsibilities as the Parties may mutually delegate to the JCC.

(e) JCC Decisions; Limitation of Authority. All decisions of the JCC shall require the unanimous approval of the members of the JCC, with the JCC representatives of each Party collectively having one vote. Notwithstanding the foregoing, the JCC shall have no power to amend, modify or waive compliance with this Agreement. The JCC shall have only such powers as are specifically set forth in this Agreement for the JCC to perform. The JCC’s meeting minutes, regardless of whether signed by the Alliance Manager of AVEO and ASTELLAS, shall not be deemed to amend, modify or waive compliance with this Agreement or the KHK Agreement.

2.4 Joint Medical Affairs Committee.

(a) JMAC Formation: Within [**] days following the Effective Date, the Parties shall form a joint medical affairs subcommittee composed of an equal number of representatives from each of AVEO and ASTELLAS (but in any event no less than [**] representatives from each of AVEO and ASTELLAS), including at least one (1) representative from each of AVEO UK and APEL along with at least one (1) representative from each of AVEO US and AUS (the “JMAC”). Each of AVEO and ASTELLAS shall designate its JMAC representatives out of its employees in writing to the other within [**] days following the Effective Date; provided, however, that during the first [**] months following the Effective Date, contractors may be used to perform the obligations of AVEO UK hereunder (including the duties of the AVEO UK JMAC members) while appropriate employees of AVEO UK are being recruited. Each of AVEO and ASTELLAS may change its representatives by written notice to the other, and an alternate member designated by either AVEO or ASTELLAS may serve temporarily in the absence of a permanent member of the JMAC for such Party; provided, however, that each JMAC representative shall have sufficient experience and expertise in medical affairs matters in the pharmaceuticals and/or biotechnology industry to serve on the JMAC.

(b) JMAC Meetings and Procedures. The Parties shall mutually agree on the time and location for the first scheduled meeting of the JMAC and, thereafter, the JMAC shall meet at least [**] per calendar quarter for so long as there are ongoing Medical Affairs Activities with respect to Licensed Compounds, Licensed Products and/or Licensed Product Biomarkers under this Agreement. The JMAC may also meet more frequently as and to the extent requested by either AVEO or ASTELLAS or if required to perform its role for initial discussion of any disputes in accordance with Section 2.6. If not otherwise mutually agreed upon, a meeting shall be held promptly after AVEO or ASTELLAS, as the requesting Party, delivers the written request. JMAC meetings may be held in person or by videoconference or teleconference, as the AVEO or ASTELLAS JMAC representatives may agree, except that at least [**] meetings per year shall be in person. In-person meetings shall be held at locations alternately selected by AVEO and by ASTELLAS. In addition to its JMAC representatives, AVEO or ASTELLAS may have other personnel attend JMAC meetings with the prior approval of the other Party, but such approval shall not be unreasonably withheld. The chair of the JMAC shall alternate every calendar year, with AVEO acting as the initial chair. The chair of the JMAC, in conjunction with the Alliance Managers, shall be responsible for setting and providing an agenda for each regularly scheduled meeting with the goal of providing such agenda to each JMAC representative at least one (1) week prior to such meeting, and for preparing written minutes of each meeting with the goal of distributing such minutes to each JMAC representative within ten (10) Business Days following such meeting. JMAC meeting minutes for any particular meeting shall be subject to approval at the next JMAC meeting.

(c) JMAC Meeting Agendas. Agenda items for regularly scheduled JMAC meetings shall generally include a discussion of:

(i) JDCT Activities:

(A) the then-current JDCT Medical Affairs Plan and the formulation of any updates or amendments thereto;

(B) the progress that AVEO and ASTELLAS (and their respective Affiliates) have made relative to plan with respect to Medical Affairs Activities, including a discussion of potential actions to address any failure or inability by either Party to adhere to plan; and

(ii) RBT Activities: the progress that API (and its Affiliates) have made with respect to Medical Affairs Activities.

(d) JMAC Functions and Powers. The JMAC shall serve as a forum for ongoing strategic and tactical discussions and information-sharing between the Parties with respect to the Medical Affairs Activities in the Field in the Licensed Territory and shall have the responsibility and authority to establish or approve, as applicable, certain plans and policies with the goal of ensuring global strategic alignment of such Medical Affairs Activities. The JMAC’s responsibilities shall include the following:

(i) JDCT:

(A) formulate the initial JDCT Medical Affairs Plan (pursuant to Section 7.1 below) and any updates or amendments thereto;

(B) once formulated by the JMAC, submit the initial JDCT Medical Affairs Plan and any updates or amendments thereto for JSC review and approval;

(C) oversee implementation of, and coordinate the Parties’ activities under, the JDCT Medical Affairs Plan, including, without limitation, medical science liaison (“MSLs”) strategy, sizing and alignment of MSLs (including strategy for management of key opinion leaders), and global publication strategy (including selection of publication agencies of record);

(D) evaluate the progress of Medical Affairs Activities under the JDCT Medical Affairs Plan relative to plan;

(ii) RBT:

(A) review the Medical Affairs Activities conducted by API;

(B) provide a forum for discussion of the Medical Affairs Activities performed by API, including discussions with respect to any coordination of activities that the Parties may desire between the JDCT and the RBT.

(e) JMAC Decisions; Limitation of Authority. All decisions of the JMAC shall require the unanimous approval of the members of the JMAC, with the JMAC representatives of each Party collectively having one vote. Notwithstanding the foregoing, the JMAC shall have no power to amend, modify or waive compliance with this Agreement. The

JMAC shall have only such powers as are specifically set forth in this Agreement for the JMAC to perform. The JMAC’s meeting minutes, regardless of whether signed by the Alliance Manager of AVEO and ASTELLAS, shall not be deemed to amend, modify or waive compliance with this Agreement or the KHK Agreement.

2.5 Appointment of Alliance Managers. Each Party shall appoint an appropriately qualified individual to serve as Alliance Manager under this Agreement. Such persons shall endeavor to assure clear and responsive communication between the Parties and the effective exchange of information, and may serve as a single point of contact for any matters arising under this Agreement. The Alliance Managers may attend meetings of all committees and subcommittees under this Agreement. The Alliance Managers shall not have any authority under this Agreement.

2.6 Actions and Conflict Resolution. If any dispute arises between the Parties (at the JDC, JCC, JMAC or JSC or other project teams or subcommittees level or otherwise) in relation to this Agreement (including regarding its interpretation or a Party’s performance hereunder), then the Parties shall seek in good faith to resolve such dispute by having thorough discussions of it and attempting to reach consensus, subject to Sections 2.1(e), 2.2(e), 2.3(e) and 2.4(e). If the Parties are unable to resolve any dispute at the JDC, JCC or JMAC or other project teams or subcommittees level, the Parties shall submit such dispute to the JSC for resolution. In any event, unless the JSC unanimously decides to continue discussing the issue, the JSC shall have only one (1) meeting within thirty (30) days of receiving the dispute submission to reach unanimous consensus on a resolution. If the JSC is unable to reach a resolution of any matter before the JSC (either after the first meeting or any mutually agreed continued discussions), then (a) if the matter pertains to a dispute under the North American Commercialization Agreement, the senior executive management of each Party’s US marketing and sales organizations shall have one (1) meeting in order to reach a resolution, within thirty (30) days after the JSC has determined its inability to reach a resolution; (b) if, under the circumstances set forth in clause (a), the senior executive management of each Party’s US marketing and sales organizations are unable to reach a resolution of a dispute under the North American Commercialization Agreement within such thirty (30)-day period, any Party may refer the matter for resolution under Section 16.1 (and, for clarity, not pursuant to Section 16.2); and (c) for all matters not covered by clauses (a) or (b), any Party may refer the matter for resolution under Section 16.1 (and, for clarity, not pursuant to Section 16.2).

2.7 KHK Access. ASTELLAS hereby acknowledges and agrees that all plans, reports, data and information provided to the JSC, JDC, JMAC and JCC hereunder may be disclosed to KHK in accordance with and subject to the KHK Agreement.

2.8 Legal Compliance.

(a) In conducting any Development or Commercialization activities hereunder, each of AVEO and ASTELLAS (and their respective Affiliates and Sublicensees) shall:

(i) use diligent efforts to ensure that its employees, agents, clinical institutions and clinical investigators comply with all Applicable Laws and applicable industry codes, including Regulatory Authority statutory and regulatory requirements with respect to Licensed Compounds, Licensed Products and Licensed Product Biomarkers, including (as applicable): the United States Federal Food, Drug and Cosmetic Act, as amended (FFDCA), the Public Health Service Act (PHSA), the Foreign Corrupt Practices Act (FCPA), regulatory provisions regarding protection of human subjects, financial disclosure by clinical investigators, Institutional Review Boards (IRB), Good Clinical Practices, Good Laboratory Practices, IND regulations, and any conditions imposed by a reviewing IRB or Regulatory Authority, and comparable statutes and regulatory requirements in other jurisdictions; and

(ii) not, to the best of its knowledge, utilize, in conducting such activities, any Person that at such time is debarred by, or that, at such time, is under investigation by the FDA or other Regulatory Authority for debarment action pursuant to the provisions of the Generic Drug Enforcement Act of 1992 (21 U.S.C. Section 335), and comparable statutes and regulatory requirements in other jurisdictions.

(b) If a Party is claimed or found to have violated any of the statutes or requirements referenced in clause (i) above in conducting any activities hereunder for the JDCT, or to have utilized a debarred Person in conducting any activities hereunder for the JDCT in violation of clause (ii) above, then, notwithstanding anything in this Agreement to the contrary with respect to sharing of costs or expenses to the extent allocable to the JDCT, the Parties shall not share in any fines or other costs or expenses associated with such claimed or actual violation, or any resulting investigation or Recall in the JDCT.

ARTICLE 3

DEVELOPMENT

3.1 General. Subject to oversight by the JSC and JDC:

(a) JDCT. AVEO and API shall collaborate on, and be jointly responsible with respect to, and shall use Commercially Reasonable Efforts to (by itself or through its Affiliates) conduct, the Development of Licensed Compounds, Licensed Products and Licensed Product Biomarkers in the Field for the JDCT in accordance with the terms hereof, including the JDCT Development Plan.

(b) Royalty-Bearing Territory. API shall be solely responsible for, and shall use Commercially Reasonable Efforts to conduct, the Development of Licensed Compounds, Licensed Products and Licensed Product Biomarkers in the Field in the Royalty-Bearing Territory in accordance with the terms hereof, including the ASTELLAS RBT Development Plan.

3.2 Development Plans.

(a) JDCT Development Plan.

(i) The initial JDCT Development Plan, which shall be deemed to have been approved by the JSC for purposes of this Agreement, shall include a binding budget for (A) Development Costs for the first year and (B) all Development Costs associated with Committed Clinical Trials and other Development activities committed to in such first year which are anticipated to take longer than such year to complete (unless otherwise noted in such plan). For purposes of this Section 3.2(a), “Committed Clinical Trials” means clinical trials marked as “Committed” or “Gated” in the JDCT Development Plan; provided that, clinical trials marked as Gated will only be deemed to be a Committed Clinical Trial in the event that the relevant gating events (as set forth in the JDCT Development Plan) are achieved.

(ii) On or before September 30, 2011 and each September 30 thereafter, the JDC shall formulate, and propose to the JSC for JSC review and approval, any annual updates to the JDCT Development Plan. On or before December 31, 2011 and each December 31 thereafter, the JSC shall review and approve such annual update. The JDCT Development Plan, including all annual updates, shall include, at a minimum, on an Indication-by-Indication and country-by-country basis:

(A) a summary of Development activities in the prior year, including all Product Inventions from that year; clinical trials from which final reports or interim data are available; and Licensed Product Biomarkers discovered;

(B) detailed plans for Licensed Product and Licensed Product Biomarker Development in the next three (3) years (provided that, with respect to any clinical trial or other material Development activities which are anticipated to take longer than three (3) years to complete, such detailed plans shall cover such longer period), including clinical trials that will be commenced (including their proposed protocols if already prepared); clinical trials that are expected in the next year to be completed; Material Meetings with Regulatory Agencies; INDs and NDAs planned for filing; and anticipated timelines;

(C) a binding budget for (i) Development Costs for the first year and (ii) all Development Costs associated with Committed Clinical Trials and other Development activities committed to in such first year which are anticipated to take longer than such year to complete (unless otherwise noted in such plan); provided that, if the Parties mutually agree to changes in the JDCT Development Plan that affect such budget, then such binding budget will be adjusted accordingly;

(D) forecasts for Development Costs for each of the second and third years, covered by such plan; provided that, with respect to clinical trials or other material Development activities which are anticipated to take longer than three (3) years to complete, the forecasts and related budget shall cover (i) the entire period during which such clinical trials or other material Development activities are expected to be undertaken, and (ii) all FTE Costs and Out-of-Pocket Costs expected to be incurred in conducting such clinical trials or other material Development activities during such period through completion;

(E) a forecast for clinical supply of Clinical Supply Product for each of the three (3) years covered by such plan; provided that, with respect to the initial JDCT

Development Plan, such forecast for clinical supply will be agreed to within [**] days from the Effective Date; and

(F) a budget for clinical Manufacturing Costs for the first year, and forecasts for clinical Manufacturing Costs for each of the second and third years, covered by such plan, provided that, with respect to the initial JDCT Development Plan, such Manufacturing Costs budget will be agreed to within [**] days from the Effective Date.

(iii) If either Party wishes to make any updates or amendments to the JDCT Development Plan during the course of the year, such Party(ies) shall promptly notify the JDC of such proposed update or amendment and the Parties (through the JDC) shall formulate any mutually-agreed updates or amendments to the JDCT Development Plan for JSC review and approval.

(b) ASTELLAS RBT Development Plan.

(i) API shall provide to AVEO an initial ASTELLAS RBT Development Plan as soon as available, but in any event [**] months prior to commencement of Development activities for the RBT. On or before each September 30 thereafter, API shall prepare and deliver to the JDC annual updates to the ASTELLAS RBT Development Plan, which the JDC shall submit to the JSC for JSC review (but not approval). The initial ASTELLAS RBT Development Plan and each annual update to the ASTELLAS RBT Development Plan shall include, at a minimum, on an Indication-by-Indication and country-by-country basis:

(A) a summary of Development activities in the prior year, including all Product Inventions from that year; clinical trials from which final reports or interim data are available; and Licensed Product Biomarkers discovered;

(B) plans for Licensed Product and Licensed Product Biomarker Development in the next three (3) years, including clinical trials that will be commenced (including their proposed protocols if already prepared); clinical trials that are expected in the next year to be completed; Material Meetings with Regulatory Agencies; INDs and NDAs planned for filing; and anticipated timelines; and

(C) a forecast for clinical supply of Clinical Supply Product each of the three (3) years covered by such plan.

(ii) If API wishes to make any updates or amendments to the ASTELLAS RBT Development Plan during the course of the year, API shall promptly notify the JDC of such update or amendment, and the JDC shall submit such update or amendment to the JSC for JSC review (but not approval) at the next scheduled JSC meeting.

(iii) The ASTELLAS RBT Development Plan, and any updates or amendments thereto, proposed by API shall be deemed final; provided that, solely to the extent that [**], AVEO shall have the right to approve (through the JSC) such strategy or activities in the ASTELLAS RBT Development Plan (or any updates or amendments proposed thereto), in which event such aspects of the ASTELLAS RBT Development Plan (or the applicable update or amendment thereto) shall not be deemed final, and API shall not proceed with the strategy or activities giving rise to [**] and if AVEO fails to do so, the ASTELLAS RBT Development Plan shall be deemed final. For purposes of clarity, any disputes between the Parties with respect to such strategy or activities shall be resolved in accordance with Section 2.6. Once the ASTELLAS RBT Development Plan is deemed final, API shall use Commercially Reasonable Efforts to perform its Development activities in the Royalty-Bearing Territory in accordance with the ASTELLAS RBT Development Plan.

(iv) Without limiting the generality of Section 3.2(b)(i)(C), API shall provide to AVEO, within [**] days following the Effective Date, an initial non-binding forecast for clinical supply of Clinical Supply Product for each of the first three (3) calendar years following the Effective Date.

(v) API shall be reasonably available to discuss with the JDC and the JSC, as necessary, the ASTELLAS RBT Development Plan and any updates or amendments thereto.

(c) Presentation and Discussion to KHK. ASTELLAS acknowledges that, once the JDCT Development Plan (or any updates or amendments thereto) is approved by the JSC as set forth in Section 2.1(d)(i)(A) above, and once the ASTELLAS RBT Development Plan (or any updates or amendments thereto) is deemed final and effective as set forth in Section 3.2(b)(iii) above, AVEO is required under the KHK Agreement to present to KHK the JDCT Development Plan and the ASTELLAS RBT Development Plan, and to enter into discussions with KHK with respect to the foregoing plans (or any updates or amendments thereto).

(d) API shall use Commercially Reasonable Efforts to (by itself or through its Affiliates) assist AVEO with respect to such presentation and discussion, including, (i) if requested by AVEO, attendance and participation, together with AVEO, at relevant meetings with KHK with respect to the JDCT Development Plan or the ASTELLAS RBT Development Plan (or any updates or amendments to any of the foregoing), subject to KHK’s prior written consent, and (ii) reasonably considering KHK’s suggestions with respect to the ASTELLAS RBT Development Plan.

(e) Affiliate/Sublicensee Activities and Plans. For purposes of clarity, the JDCT Development Plan and the ASTELLAS RBT Development Plan shall include each Party’s Affiliates’ and Sublicensees’ accomplishments and activities (past and planned).

(f) Operational Control. Notwithstanding anything in this Agreement to the contrary, subject to JSC approval of the JDCT Development Plan, the Party specifically designated as being responsible for a particular activity under such JDCT Development Plan shall have operational control over such activity.

3.3 Certain Clinical Trials.

(a) KHK Clinical Trials in Licensed Territory.

(i) ASTELLAS acknowledges that under the KHK Agreement KHK (whether itself or through its Affiliates, its licensees and distributors) retains the right to conduct clinical trials of Licensed Product, or clinical trials of or with Licensed Product Biomarkers, in the Licensed Territory if needed to support KHK’s (or its Affiliate’s or its licensee’s or distributor’s) development or commercialization of Licensed Products for the KHK Territory, subject to the prior written consent of AVEO. Under the KHK Agreement, KHK has agreed to provide advance notification to AVEO before seeking to commence (i.e., before filing any IND to enable) such trials in the Licensed Territory in order to obtain such consent, and so that KHK and AVEO and/or ASTELLAS, as applicable, may choose to coordinate their activities to the extent such parties desire to do so.

(ii) To the extent that either Party receives any notification from KHK with respect to the proposed conduct of clinical trials in the Licensed Territory, such Party shall promptly notify the other Party thereof, and, subject to JSC oversight, the Parties shall cooperate with each other in good faith on an appropriate response to KHK with respect thereto and in discussions with each other and with KHK with respect to KHK’s proposed conduct of clinical trials in the Licensed Territory.

(iii) Notwithstanding anything in the foregoing to the contrary, as between ASTELLAS and AVEO, subject to JSC oversight, AVEO shall be responsible for interacting with KHK with respect to any proposed clinical trials in the Licensed Territory, provided that AVEO shall not provide any consent to KHK with respect to such proposed clinical trials in the Licensed Territory unless specifically authorized to do so by the JSC.

(b) Clinical Trials in KHK Territory.

(i) The Parties acknowledge that each Party (whether itself or through its Affiliates or Sublicensees) has the right to conduct clinical trials of Licensed Product, or clinical trials of or with Licensed Product Biomarkers, in the KHK Territory if the Parties mutually agree (through the JSC) that such clinical trials would support such Party’s (or its Affiliate’s or Sublicensee’s) Development or Commercialization of Licensed Products for the Licensed Territory, subject to the prior written consent of KHK pursuant to the terms of the KHK Agreement. AVEO will be responsible for notifying KHK in advance before either Party seeks to commence (i.e., before filing any IND to enable) such trials in the KHK Territory in order to obtain such consent, and so that KHK and AVEO and/or ASTELLAS, as applicable, may choose to coordinate their activities to the extent the parties all desire, provided, that AVEO will provide ASTELLAS with prior notice of any such notifications to KHK.

(ii) Notwithstanding anything in the foregoing to the contrary, as between ASTELLAS and AVEO, subject to JSC oversight, AVEO shall be responsible for interacting with KHK with respect to any proposed clinical trials in the KHK Territory, and ASTELLAS shall reasonably cooperate with AVEO in such efforts. Subject to receipt of KHK’s consent to conduct such clinical trials in the KHK Territory, AVEO and ASTELLAS, as applicable, shall propose any necessary updates or changes to the JDCT Development Plan or the

ASTELLAS RBT Development Plan, as applicable, to conduct such clinical trials in the KHK Territory, in accordance with Section 3.2 above.

3.4 Development Costs; Other Expenses.

(a) Sharing of JDCT Development Costs.

(i) As set forth on Exhibit H, the Parties shall share equally in all Development Costs incurred by the Parties (which, by its definition, includes only those costs and expenses incurred from and after [**]) in accordance with the JDCT Development Plan and the JSC-approved budget set forth therein, it being understood that ASTELLAS’s share of such Development Costs shall be borne by API and AVEO’s share of such Development Costs shall be borne by AVEO US.

(ii) Notwithstanding anything in this Agreement to the contrary, the total actual Development Costs incurred by AVEO US or API or any of their respective Affiliates for a calendar year shall not exceed [**] percent ([**]%) of the Development Costs included in the JSC-approved budget for such calendar year, as shown on the then current version of the JDCT Development Plan, or if no budget has been approved for such calendar year, on the last multi-year forecast showing the relevant activities, except to the extent the JSC unanimously approves the increase over [**] percent ([**]%) of the budgeted Development Costs. Notwithstanding the foregoing, either AVEO US or API, at its own discretion, may elect to (itself or through its Affiliates) devote additional resources toward Development in the JDCT (beyond what is contemplated in the JDCT Development Plan); provided that all additional costs incurred in excess of [**] percent ([**]%) of what is budgeted in the JDCT Development Plan, shall be borne by the Party incurring the additional costs.

(iii) Combination Trials Involving Other Proprietary Products. If either AVEO US or API (the “Proposing Party”) proposes to (itself or through its Affiliates) conduct a clinical trial using a Licensed Compound or Licensed Product in combination with one or more other clinically and pharmacologically active ingredients which are Controlled by such Party, to further the Development of such Licensed Compound or Licensed Product in the Field for the JDCT (each, a “Proprietary Combination Trial”), then such Party shall provide written notice to the JSC indicating with reasonable specificity such other clinically and pharmacologically active ingredients proposed to be used in the Proprietary Combination Trial and the related protocol and the conduct of such Proprietary Combination Trial shall be considered an amendment to the JDCT Development Plan subject to approval by the JSC pursuant to Section 2.1(d)(i)(A). If the JSC consents to the conduct and funding of the Proprietary Combination Trial, AVEO US and API (or their respective Affiliates, as applicable) shall undertake such trial pursuant to the amended JDCT Development Plan and shall share the Development Costs associated therewith as set forth on Exhibit H. If the JSC consents to the conduct of the Proprietary Combination Trial but does not approve funding, the Proposing Party may nonetheless proceed with such Proprietary Combination Trial; provided that, all costs incurred related to such Proprietary Combination Trial shall be borne one hundred percent (100%) by the Proposing Party. If the JSC does not consent to the conduct of the Proprietary Combination Trial, then neither Party shall undertake the Proprietary Combination Trial. For purposes of clarity, (x) the Proposing Party conducting the Proprietary Combination Trial shall continue to regularly update the JDC and JSC on the progress of such Proprietary Combination Trial, including disclosing all data and results generated in the course of such Proprietary Combination Trial, in accordance with the terms of this Agreement; and (y) if API is the Proposing Party, API shall continue to purchase its requirements for clinical supply of Clinical Supply Product from AVEO US in accordance with Article 4 and the Clinical Supply Agreement, provided that if the JSC has not approved funding for such Proprietary Combination Trial, API shall pay AVEO US for [**] of such clinical supply within [**] days of invoice therefor and such [**] shall not be shared between the Parties as an Allowable Expense in the calculation of Pre-Tax Profit or Loss.

(b) ASTELLAS Sole Responsibility for Royalty-Bearing Territory Costs. API shall be solely responsible, at its sole cost and expense, for the Development of Licensed Compounds, Licensed Products and Licensed Product Biomarkers in the Field for the Royalty-Bearing Territory.

(c) All Other Expenses. Except as otherwise expressly set forth in this Agreement, each of AVEO and ASTELLAS shall be solely responsible for its own Out-of-Pocket Costs and disbursements incurred, and for providing the necessary facilities, supplies, personnel and other resources necessary, in the performance of its obligations under this Agreement.

3.5 Sharing of Clinical and Other Data.

(a) Quarterly Reports. From time to time (but no less frequently than quarterly), each Party shall disclose to the other Party (through the JDC), in a form mutually agreed by the Parties, setting forth in reasonable detail their respective Development activities (including, in case of AVEO, activities by KHK solely to the extent disclosed by KHK to AVEO) in the Territory and a summary of the results and progress thereof, on an Indication-by-Indication and country-by-country basis, including a summary of clinical data with respect to Licensed Compounds, Licensed Products and Licensed Product Biomarkers generated by or under authority of such Party since the last such disclosure. Without limiting the generality of the foregoing, API shall also provide to AVEO a copy of the annual report describing Development with respect to Licensed Compounds, Licensed Products and Licensed Product Biomarkers conducted by or on behalf of API, that API (or others acting under its authority, including its Affiliates and Sublicensees) provides to Regulatory Authorities in the Licensed Territory (each, an “Annual Regulatory Report”).

(b) Access to Information. Upon the request of any Party, the other Party shall provide prompt and complete access to and the right to use for purposes of the activities for which such requesting Party is licensed hereunder (in API’s case in Section 9.1 hereof; in AVEO’s case, in Section 9.4 hereof) any clinical data, Clinical Regulatory Filings, Safety Data and CMC data generated by such Party, its Affiliates and its Sublicensees and, in case of AVEO, KHK (solely to the extent disclosed by KHK to AVEO under the KHK Agreement) with respect to Licensed Compounds, Licensed Products and Licensed Product Biomarkers; provided that in any such case the requesting Party provides notice to the other Party reasonably in advance.

Each Party shall include its Sublicensees, and in case of AVEO (solely to the extent disclosed by KHK to AVEO under the KHK Agreement) KHK’s, Clinical Regulatory Filings data and CMC data in its reports to the other Party hereunder (or cause the Sublicensee to provide such a report to AVEO or API, respectively), and shall provide access to its Sublicensees’ Clinical Regulatory Filings and CMC data on the same basis as if the Sublicensees were such Party. If requested by AVEO or API, the JDC or JSC, as applicable, shall discuss any Annual Regulatory Reports or other filings or data shared by a Party hereunder. In addition to the reports, filings or data required to be shared as stated above in this Section 3.5, if reasonably necessary for a Party or its Affiliate or Sublicensee (or KHK) to have access to the underlying raw data, case report forms or other original documents (including laboratory notebooks) generated by or on behalf of the other Party (or its Affiliates and Sublicensees (collectively with such other Party, the “Possessing Entities”)), then the Possessing Entities shall provide copies, or if required by Regulatory Authorities, access to the originals, of such items. The Parties acknowledge that KHK is obligated under Section 2.5 of the KHK Agreement to provide AVEO with Clinical Regulatory Filings and Safety Data generated by KHK upon request by AVEO, and, if reasonably necessary, to provide AVEO with copies or, if required by Regulatory Authorities, access to the originals of the items set forth in the immediately preceding sentence. To the extent not previously provided by KHK, the Parties shall discuss the need for requesting any such information from KHK and, if mutually-agreed that such a request is reasonably necessary, AVEO shall communicate such request to KHK. In addition, the Parties shall cooperate, in accordance with the terms of Section 9.3, to address any material delay or failure by KHK in complying with any such request by AVEO.

(c) KHK Access. ASTELLAS acknowledges that KHK has the right under the KHK Agreement to obtain access to any reports, filings and data provided by API (and its Affiliates and Sublicensees) hereunder.

(d) ASTELLAS Access. The Parties acknowledge that API, as a Sublicensee of AVEO under the KHK Agreement, has the right under the KHK Agreement to obtain access to any reports, filings and data related to Licensed Products and Licensed Product Biomarkers in the Field provided by KHK to AVEO under the KHK Agreement; it being understood that (i) such reports, filings and data shall be deemed AVEO’s Confidential Information for purposes of this Agreement, and (ii) such access shall not be construed in any way to permit API (or its Affiliates or Sublicensees) to use such reports, filings or data outside of the scope of the licenses granted to API hereunder.

3.6 Records; Access to Records.

(a) Record-keeping. Each Party shall maintain complete and accurate records of all work (including research, development, clinical, manufacturing and commercialization) it conducts (itself or through its Affiliates or Third Parties) under this Agreement and all results, data and developments made pursuant to its efforts under this Agreement. Such records shall be complete and accurate and shall fully and properly reflect all work done and results achieved in the performance of this Agreement in sufficient detail and in good scientific manner appropriate for Patent and regulatory purposes.

(b) Access. Each Party shall have the right to review and copy the records of the other Party described in Sections 3.5 and 3.6 (including raw data and scientific notebooks, to the extent provided for under Section 3.5(b)) at reasonable times to the extent necessary for it to conduct its activities in the JDCT or the Royalty-Bearing Territory, as applicable, or exercise its rights under this Agreement. With respect to filings made to a Regulatory Authority (including INDs, NDAs and the like) each Party shall make available to the other Party original documentation of such records in connection therewith. Each Party shall have the right to use the records of the other Party for purposes of the Development, Manufacturing (with respect to ASTELLAS, solely to the extent that API is responsible for packaging and labeling activities hereunder) or Commercialization of any Licensed Compound, Licensed Product or Licensed Product Biomarker (including the filing of NDAs) in the JDCT or the Royalty-Bearing Territory, as applicable, during the Term pursuant to the terms of this Agreement. ASTELLAS acknowledges that KHK has the right to review and copy ASTELLAS’s records and data including, but not limited to, Safety Data and may use such records and/or data for purposes of Development or Commercialization of Licensed Compounds, Licensed Products and Licensed Product Biomarkers in the KHK Territory. ASTELLAS has the right to review and copy AVEO’s and (solely to the extent that AVEO has access to KHK’s records and data) KHK’s records and data including, but not limited to, Safety Data and may use such records and/or data for purposes of Development or Commercialization of Licensed Compounds, Licensed Products and Licensed Product Biomarkers in the Licensed Territory.

ARTICLE 4

MANUFACTURING AND SUPPLY

4.1 Clinical Supply; Clinical Supply Agreement.

(a) Subject to oversight by the JSC (or the JMC, as applicable) and pursuant to the terms of the Clinical Supply Agreement:

(i) AVEO shall be responsible for the Manufacture (including packaging and labeling in a manner for which adequate stability data already exists as of the Effective Date) of, Clinical Supply Product for use by the Parties in conducting Development activities for the JDCT in accordance with the JDCT Development Plan, and for use by API in conducting Development activities for the Royalty-Bearing Territory in accordance with the ASTELLAS RBT Development Plan; and

(ii) API shall purchase from AVEO Clinical Supply Product for use by API (and its Affiliates) in conducting Development activities for the JDCT in accordance with the JDCT Development Plan, and for use by API (and its Affiliates) in conducting Development activities for the Royalty-Bearing Territory in accordance with the ASTELLAS RBT Development Plan.

(b) Pursuant to the terms of the Clinical Supply Agreement, AVEO (by itself or through its Affiliates or designated Third Party manufacturers) shall Manufacture Clinical Supply Product in accordance with cGMP applicable to clinical materials and other Regulatory Authority requirements; provided that, (i) API informs AVEO in advance of all cGMP or other

Regulatory Authority requirements in the Royalty Bearing Territory or KHK Territory that are inconsistent with, or in addition to, then-current good manufacturing practices in accordance with the regulations and standards required by applicable Regulatory Authority(ies) in the United States or Europe, as applicable (the “Manufacturing Requirements”) with respect to clinical supply, and (ii) API shall be responsible for all Manufacturing Costs related to AVEO’s supplying Clinical Supply Product in accordance with the Manufacturing Requirements.

(c) For purposes of clarity, any failure by AVEO to meet its Manufacturing obligations with respect to Clinical Supply Product under this Section 4.1 shall be addressed under the Clinical Supply Agreement.

4.2 Commercial Supply; Commercial Supply Agreement.

(a) Subject to oversight by the JSC or the JMC, as applicable, and pursuant to the terms of the Commercial Supply Agreement:

(i) North America. AVEO shall be responsible for the Manufacture (including packaging and labeling) of Drug Product for sale in North America in accordance with the North American Commercialization Agreement (including the North American Commercialization Plan).

(ii) Europe. API (or its Affiliate, including APEL if applicable) shall purchase from AVEO, and AVEO shall be responsible for the Manufacture of, Drug Product for sale in Europe in accordance with the European Commercialization Agreement (including the European Commercialization Plan); provided that API shall be responsible for, and shall use Commercially Reasonable Efforts to conduct, all packaging and labeling for Europe in accordance with the European Commercialization Plan and all Applicable Laws.

(iii) Royalty-Bearing Territory. API shall purchase from AVEO, and AVEO shall be responsible for the Manufacture of, Drug Product for sale in the Royalty-Bearing Territory in accordance with the ASTELLAS RBT Commercialization Plan; provided that API shall be responsible for, and shall use Commercially Reasonable Efforts to conduct, all packaging and labeling for the Royalty-Bearing Territory in accordance with the ASTELLAS RBT Commercialization Plan and all Applicable Laws.

(b) Pursuant to the terms of the Commercial Supply Agreement, AVEO (by itself or through its Affiliates or designated Third Party manufacturers) shall Manufacture Drug Product in accordance with cGMP and other Regulatory Authority requirements; provided that, (i) API (or the applicable Affiliate) informs AVEO in advance of all Manufacturing Requirements related to commercial supply of Drug Product for the Royalty-Bearing Territory or KHK Territory, and (ii) API shall be responsible for all Manufacturing Costs related to AVEO’s supplying Drug Product in accordance with the Manufacturing Requirements. For purposes of clarity, any failure by AVEO to meet its Manufacturing obligations with respect to Drug Product under this Section 4.2 shall be addressed under the Commercial Supply Agreement.

(c) The Parties shall use diligent efforts to enter into a commercial supply agreement within [**] months of the Effective Date (the “Commercial Supply Agreement”) pursuant to which AVEO shall commit to Manufacturing Drug Product for API (or the applicable Affiliate) in Europe and the RBT. The terms of the Commercial Supply Agreement shall contain (i) obligations of AVEO and rights of API substantially similar to the provisions contained in the Clinical Supply Agreement, and (ii) contain obligations of AVEO that are consistent with the obligations contained in the contract manufacturing agreement to be entered into by AVEO and its Third Party contract manufacturer of Drug Product.

4.3 Supply Price. Unless otherwise mutually agreed by the Parties, the transfer price for clinical supply of Clinical Supply Product Manufactured by AVEO under the Clinical Supply Agreement, and the transfer price for commercial supply of Drug Product Manufactured by AVEO under the Commercial Supply Agreement, shall be equal to AVEO’s [**] for the quantities supplied, determined in accordance with GAAP, and shall be accounted as follows:

(a) JDCT.

(i) With respect to clinical supply of Clinical Supply Product by AVEO for use in the JDCT, AVEO’s Manufacturing Cost (as defined on Exhibit H) associated with such clinical supply shall be included as an Allowable Expense in the calculation of Pre-Tax Profit or Loss and shared by the Parties in accordance with Section 10.3 and Exhibit H (except as otherwise set forth in Section 3.4(a) or in Section 15.7(b)(ii)(D)).

(ii) With respect to commercial supply of Drug Product by AVEO for sale in the JDCT, AVEO’s Manufacturing Costs associated with such commercial supply shall be included as an Allowable Expense in the calculation of Pre-Tax Profit or Loss and shared by the Parties in accordance with Section 10.3 and Exhibit H (except as otherwise set forth in Section 3.4(a) or in Section 15.7(b)(ii)(D)).

(iii) For purposes of clarity, with respect to packaging and labeling of Drug Product by API for sale in Europe, API’s Manufacturing Cost associated with such packaging and labeling shall be included as an Allowable Expense in the calculation of EU Pre-Tax Profit or Loss and shared by the Parties in accordance with Section 10.3 and Exhibit H.

(iv) Without limiting the generality of any of the foregoing in this Section 4.3(a), for purposes of valuation, AVEO shall include in each shipment to API of Clinical Supply Product or Drug Product, as applicable, an estimate of anticipated Manufacturing Costs for such supply of Clinical Supply Product or Drug Product, as applicable, which shall be subject to final reconciliation between the Parties in accordance with Exhibit H.

(b) Royalty-Bearing Territory. With respect to clinical supply of Clinical Supply Product and commercial supply of Drug Product for use or sale in the Royalty-Bearing Territory, API shall pay AVEO for AVEO’s [**]. AVEO shall provide monthly invoices to API setting forth such [**], and API shall pay AVEO such invoiced amount in U.S. dollars within [**] days following Acceptance (as defined in the applicable Supply Agreement).

4.4 Licensed Product Biomarkers. Subject to JSC approval, the Parties shall determine the Manufacturing or centralized laboratory testing strategy for each Licensed Product Biomarker Developed or Commercialized for use or sale in either the JDCT or the RBT, on a case-by-case basis, including applicable budgets, provided that the Parties acknowledge that AVEO has responsibility to Manufacture such Licensed Product Biomarker, if applicable.

ARTICLE 5

REGULATORY MATTERS

5.1 General.

(a) Lead Party.

(i) Subject to oversight by the JSC, AVEO shall have lead responsibility for all Regulatory Interactions (as defined below) with respect to Licensed Compounds, Licensed Products and Licensed Product Biomarkers Developed or Commercialized in the Field for North America and, as between AVEO and ASTELLAS, the KHK Territory.

(ii) Subject to oversight by the JSC, API shall have lead responsibility for all Regulatory Interactions with respect to Licensed Compounds, Licensed Products and Licensed Product Biomarkers Developed or Commercialized in the Field for Europe, and sole responsibility for Regulatory Interactions in the Royalty-Bearing Territory; provided, however, that AVEO shall retain lead responsibility for, and operational control over, the conduct of (A) any clinical trials in Europe that are ongoing as of the Effective Date, (B) clinical trials in Europe for which a CTA has been filed with the applicable Regulatory Authorities as of the Effective Date, and (C) any meetings or conference calls with Regulatory Authorities in Europe which have been planned as of the Effective Date.

(iii) “Regulatory Interactions” means (A) monitoring and coordinating all regulatory actions, communications and filings with, and submissions to, all Regulatory Authorities with respect to a Licensed Compound, Licensed Product and/or Licensed Product Biomarker, and (B) interfacing, corresponding and meeting with the Regulatory Authorities with respect to a Licensed Compound, Licensed Product and/or Licensed Product Biomarker. Each Party shall use Commercially Reasonable Efforts to conduct Regulatory Interactions for which such Party is responsible in the JDCT hereunder in accordance with the JDCT Development Plan and JDCT Commercialization Plan, as applicable. API shall use Commercially Reasonable Efforts to conduct Regulatory Interactions for which API is responsible in the Royalty-Bearing Territory hereunder in accordance with the ASTELLAS RBT Development Plan and ASTELLAS RBT Commercialization Plan, as applicable.

(b) Regulatory Filings and Approvals.

(i) Subject to oversight by the JSC, AVEO US (and its Affiliates and Sublicensees) shall have the right to file in its own name, and to own, all INDs, NDAs and Marketing Approvals for Licensed Products (and any related Licensed Product Biomarkers) in

North America, and to apply for Regulatory Exclusivity for Licensed Products and Licensed Product Biomarkers in the Field for North America; provided, however, that the JDCT Development Plan shall address and assign responsibility between the Parties for future IND or other applicable regulatory filings for clinical studies to be conducted in North America, with the expectation that the Party that is responsible for conducting a particular clinical study in North America shall also be responsible for preparing and filing any applicable INDs (or other required regulatory filing) to conduct such clinical study.

(ii) Subject to oversight by the JSC and the remainder of this Section 5.1(b)(ii), API (and its Affiliates, including APEL, and Sublicensees) shall have the right to file in its own name, and to own, all CTAs, NDAs and Marketing Approvals for Licensed Products (and any related Licensed Product Biomarkers) in Europe, and to apply for Regulatory Exclusivity for Licensed Products and Licensed Product Biomarkers in the Field for Europe. Notwithstanding the foregoing, (A) AVEO shall retain ownership of the existing CTAs for the Licensed Product in order for AVEO to perform or continue to perform such studies in Europe which are ongoing as of the Effective Date or for which a CTA has been filed with the applicable Regulatory Authorities as of the Effective Date; and (B) the JDCT Development Plan shall address and assign responsibility between the Parties for future CTA filings for Europe, with the expectation that the Party that is responsible for conducting a particular clinical trial in Europe shall also be responsible for preparing and filing any applicable CTAs to conduct such clinical trial.

(iii) Subject to oversight by the JSC and the remainder of this Section 5.1(b)(iii), API (and its Affiliates and Sublicensees) shall have the right to file in its own name, and to own, all INDs, NDAs and Marketing Approvals for Licensed Products (and any related Licensed Product Biomarkers) in the Royalty-Bearing Territory, and to apply for Regulatory Exclusivity for Licensed Products and Licensed Product Biomarkers in the Field for the Royalty-Bearing Territory. Notwithstanding the foregoing, AVEO may prepare and file INDs (including CTAs and other applicable regulatory filings) to perform clinical studies in the Royalty-Bearing Territory.

(c) Right of Reference or Use. Without limiting the generality of the foregoing, AVEO (and its Affiliates and Sublicensees) shall have a right of reference or use to API’s (and its Affiliates’ and Sublicensees’) INDs, NDAs and Marketing Approvals and other Regulatory Documents for Licensed Products (and any related Licensed Product Biomarker) in the Licensed Territory to exercise AVEO’s rights and perform AVEO’s obligations hereunder with respect to the JDCT. ASTELLAS (and its Affiliates and Sublicensees) shall have a right of reference or use to AVEO’s (and its Affiliates’ and Sublicensees’ and KHK’s, to the extent that AVEO has access under the KHK Agreement) INDs, NDA, Marketing Approvals and other Regulatory Documents for Licensed Products (and any related Licensed Product Biomarker) in the Territory to exercise ASTELLAS’s rights and perform ASTELLAS’s obligations hereunder with respect to the Licensed Territory.

(d) Manufacturing Information. AVEO shall use Commercially Reasonable Efforts to provide to ASTELLAS, free of charge, any information with regard to

Manufacturing which is required for filing with the Regulatory Authorities in the Licensed Territory.

(e) Sharing of Costs. For purposes of clarity, the Parties shall share Regulatory Costs incurred in the JDCT as an Allowable Expense in the calculation of Pre-Tax Profit or Loss. API shall be solely responsible for all costs and expenses incurred in connection with Regulatory Interactions in the Royalty-Bearing Territory.

5.2 Communications with Regulatory Authorities.

(a) Regular Updates. The Party with lead responsibility for Regulatory Interactions as set forth in Section 5.1(a) above shall keep the other Party informed on an ongoing basis regarding its (or its Affiliate’s or Sublicensee’s or, in case of AVEO (solely to the extent that AVEO is informed by KHK), KHK’s) regulatory strategy, planned regulatory submissions, material communications and other material Regulatory Interactions with Regulatory Authorities for which such Party has lead responsibility hereunder. In addition, the lead Party shall provide the other Party with reasonable advance notice of any meeting or substantive telephone conference with any Regulatory Authority relating to any Licensed Product or Licensed Product Biomarker. In addition, each Party shall promptly furnish to the other Parties copies of all correspondence that the furnishing Party (or its Affiliate or Sublicensee or, in case of AVEO (solely to the extent that AVEO is informed by KHK), KHK) receives from, or submits to, any Regulatory Authority in the Licensed Territory (including contact reports concerning conversations or substantive meetings) relating to any Licensed Product or Licensed Product Biomarker. The furnishing Party shall also provide to the other Party any meeting minutes that reflect material communications with any Regulatory Authority regarding a Licensed Product or Licensed Product Biomarker in the Licensed Territory. ASTELLAS acknowledges that any information provided by ASTELLAS (or its Affiliates or Sublicensees) under this Section 5.2 may be disclosed to KHK under and subject to the KHK Agreement.

(b) Consultation; Participation.

(i) During the Term, except as otherwise set forth in Section 5.1(a) or in the JDCT Development Plan, (A) AVEO (and its Affiliates and Sublicensees) shall not communicate with Regulatory Authorities in Europe or the Royalty-Bearing Territory regarding any Licensed Compound, Licensed Product or Licensed Product Biomarker without ASTELLAS’s prior consent, and (B) ASTELLAS (and its Affiliates and Sublicensees) shall not communicate with Regulatory Authorities in North America regarding any Licensed Compound, Licensed Product or Licensed Product Biomarker without AVEO’s prior consent; provided however, that either Party (and its Affiliates and Sublicensees) may communicate with Regulatory Authorities with respect to regulatory filings for an applicable clinical study for which such Party is responsible. The Parties acknowledge that KHK is prohibited under the KHK Agreement from communicating with Regulatory Authorities in the Licensed Territory regarding any Licensed Compound, Licensed Product or Licensed Product Biomarker, without AVEO’s advance written consent (which consent shall not be given by AVEO unless and until the Parties mutually agree to do so, such agreement not to be unreasonably withheld, delayed or conditioned by either Party), subject to the remainder of this clause (b).

(ii) Notwithstanding the foregoing, AVEO and ASTELLAS (and their respective Affiliates and Sublicensees) shall (A) consult with each other with respect to the content, and shall coordinate the timing, of any planned regulatory submissions in the JDCT, (B) consult with each other in advance with respect to any Material Communications submitted to, or received from, Regulatory Authorities in the JDCT (it being understood that the Parties may mutually agree in writing, on a case-by-case basis, that specific planned submissions or communications with Regulatory Authorities may not require such advance consultation), (C) provide the other Party the opportunity to participate in planned meetings or conference calls with Regulatory Authorities in the JDCT, including any meetings related to Recalls in North America or Europe, and (D) establish the agenda for such planned meetings or conference calls with Regulatory Authorities in the JDCT.

(iii) In addition, AVEO (and its Affiliates and Sublicensees) shall have the right to attend and observe (but, unless otherwise mutually agreed by the Parties, not participate actively in) any Material Meetings and Material Communications in the Royalty-Bearing Territory for which API has lead responsibility hereunder.

(iv) ASTELLAS acknowledges that KHK has the right to attend and observe (but not participate actively in) any Material Meeting or material conference call between either Party and any Regulatory Authority regarding Licensed Products or Licensed Product Biomarkers in the Licensed Territory, and, if requested by AVEO, ASTELLAS shall reasonably cooperate with AVEO in coordinating the logistics of any such attendance or observation by KHK.

(v) To the extent that AVEO is notified by KHK of, and has the right to itself attend and observe, any material meeting or material conference call between KHK and any Regulatory Authority regarding the Licensed Products or Licensed Product Biomarkers in the KHK Territory, AVEO shall notify ASTELLAS and, if requested by ASTELLAS, AVEO shall notify KHK of such request by ASTELLAS to attend and observe (but not participate actively in) any material meeting or material conference call between KHK and/or AVEO and any Regulatory Authority regarding Licensed Products or Licensed Product Biomarkers in the KHK Territory, and, if permitted by KHK, AVEO shall reasonably cooperate with ASTELLAS in coordinating the logistics with KHK of any such attendance or observation by ASTELLAS.

5.3 Safety Reporting; Global Safety Database.

(a) Safety Data Exchange Agreement. The safety data exchange agreement between the Parties regarding the exchange of all adverse event information on an ongoing basis in the Licensed Territory (the “SDEA”) will be executed within [**] days after the Effective Date but no later than the date of initiation of the first API conducted clinical study of the Licensed Compounds. The SDEA shall include applicable timelines and scope for reporting (including adverse event data collection and analysis) between AVEO and API (or applicable Affiliates) that will (i) enable each Party to comply with its respective reporting requirements to Regulatory Authorities in the Licensed Territory and to satisfy its duty of care with respect to Licensed Compounds and Licensed Products in the Licensed Territory, (ii) enable KHK to comply with its reporting requirements to Regulatory Authorities in the KHK Territory, and (iii)

ensure worldwide safety surveillance. The SDEA, and any mutually agreed amendments thereto, shall be consistent with the existing adverse event reporting agreement between AVEO and KHK, a copy of which has been provided to API as of the Effective Date. Each Party shall require it Affiliates, Distributors (excluding wholesale distributors) and Sublicensees, as applicable, to also comply with such SDEA.

(b) Global Safety Database. As between AVEO and ASTELLAS, AVEO shall be responsible for establishing, holding and maintaining the global safety database for Licensed Compounds and Licensed Products in the Licensed Territory. ASTELLAS shall have the right to hold and maintain a parallel safety database for any Licensed Compound or Licensed Product as needed or required according to Applicable Laws.

5.4 Recalls.

(a) Notification. Each Party shall, within twenty-four (24) hours, notify the other Party in writing if it determines that any event, incident or circumstance has occurred which may result in the need for a “recall” or “market withdrawal” (as such terms are defined in 21 CFR 7.3 or other similar national, state or local law or regulation) (hereinafter referred to as a “Recall”) of a Licensed Product or any lot(s) thereof in the Licensed Territory. AVEO shall also promptly notify ASTELLAS if AVEO receives any such notification from KHK with respect to an actual or potential Recall in the KHK Territory. ASTELLAS acknowledges that AVEO may disclose to KHK any information about an actual or potential Recall in the Licensed Territory, including information obtained from ASTELLAS hereunder.

(b) Allocation of Responsibility for Recalls.

(i) If at any time (A) any Regulatory Authority issues a request, directive or order for a Recall of a Licensed Product in the JDCT, or (B) a court of competent jurisdiction orders a Recall of a Licensed Product in the JDCT, then the Parties shall promptly consult with each other on the appropriate course of action to be undertaken and the Parties shall reasonably cooperate with each other in the implementation of any Recall in the JDCT, provided that AVEO US shall have final decision-making authority with respect to implementing any Recalls in North America and APEL shall have final decision-making authority with respect to implementing any Recalls in Europe. The Parties shall share equally the costs of any Recall of a Licensed Product in the JDCT, which costs shall be included as Product Liability Costs in calculating Pre-Tax Profit or Loss, unless the Recall results from the breach of AVEO’s obligations under the Clinical Supply Agreement or the Commercial Supply Agreement, in which case all costs and expenses shall be borne by AVEO.

(ii) API shall be solely responsible for implementing any Recalls in the Royalty-Bearing Territory, provided that API shall use good faith efforts to consult with AVEO US on the appropriate course of action prior to undertaking such Recall. Any Recalls in the Royalty-Bearing Territory shall be at API’s cost and expense, unless the Recall results from the breach of AVEO’s obligations under the Clinical Supply Agreement or the Commercial Supply Agreement, in which case all costs and expenses shall be deducted by API from Net Sales for the RBT.

ARTICLE 6

COMMERCIALIZATION

6.1 General.

(a) North America. Subject to oversight by the JSC and JCC, (i) AVEO US, in its role as Lead Commercialization Party, shall have lead responsibility for formulating the Commercialization strategy of Licensed Compounds, Licensed Products and Licensed Product Biomarkers in North America, including marketing and promotion thereof, and shall have responsibility for distribution of Licensed Compounds, Licensed Products and Licensed Product Biomarkers in North America, all in accordance with the North American Commercialization Agreement and North American Commercialization Plan, and (ii) AUS and AVEO US shall each be responsible for undertaking the Commercialization activities in North America assigned to it under the North American Commercialization Agreement and the North American Commercialization Plan.

(b) Europe. Subject to oversight by the JSC and JCC, (i) APEL shall have lead responsibility for the Commercialization of Licensed Compounds, Licensed Products and Licensed Product Biomarkers in Europe, including distribution, marketing and promotion thereof, in accordance with the European Commercialization Agreement and European Commercialization Plan, and (ii) AVEO UK shall be responsible for undertaking the Commercialization activities in Europe assigned to AVEO UK under the European Commercialization Agreement and European Commercialization Plan.

(c) Royalty-Bearing Territory. Subject to oversight by the JSC and JCC and API’s compliance with its diligence obligations in Article 8, with respect to RBT, API shall have sole responsibility and decision-making authority for Commercialization activities for Licensed Compounds, Licensed Products and Licensed Product Biomarkers in the Royalty-Bearing Territory in accordance with the ASTELLAS RBT Commercialization Plan, and API shall be responsible for all costs and expenses associated with such activities.

(d) Sales. AVEO US will book all sales of the applicable Licensed Product or Licensed Product Biomarker in North America. APEL will book all sales of the applicable Licensed Product or Licensed Product Biomarker in Europe. API will book all sales of the applicable Licensed Product or Licensed Product Biomarker in the Royalty-Bearing Territory.

(e) Operational Control. Notwithstanding anything in this Agreement to the contrary, subject to JCC and JSC approval, as applicable, of the JDCT Commercialization Plan, the Party specifically designated as being responsible for a particular activity under such JDCT Commercialization Plan shall have operational control over such activity.

(f) Combination Products. Licensed Products may only be sold as a Combination Product in the JDCT pursuant to an approved JDCT Commercialization Plan.

6.2 JDCT Commercialization Agreement.

(a) JDCT Commercialization Plan. All Commercialization activities of AVEO US and AUS in connection with North America shall be governed by the North American Commercialization Agreement (including the North American Commercialization Plan), and all Commercialization activities of AVEO UK and APEL in connection with Europe shall be governed by the European Commercialization Agreement (including the European Commercialization Plan). The North American Commercialization Plan and the European Commercialization Plan shall be finalized by the Parties within the time period contemplated in the applicable JDCT Commercialization Agreement; provided that, notwithstanding anything in the foregoing to the contrary, (i) an initial 2011 operating budget for Commercialization Costs for North America for the first [**] months of 2011 shall be attached to the North American Commercialization Agreement as of the Effective Date and shall be in effect prior to the finalization of the initial North American Commercialization Plan under the North American Commercialization Agreement, and (ii) an initial 2011 operating budget for Commercialization Cost for Europe for the first [**] months of 2011 shall be attached to the European Commercialization Agreement as of the Effective Date and shall be in effect prior to the finalization of the initial European Commercialization Plan under the European Commercialization Agreement. The European Commercialization Plan shall state that APEL does not intend to actively participate in soliciting orders, negotiating sales contracts, or performing other significant services with respect to the European Commercialization Plan in the U.S. and such activities will be performed in Europe or other non-U.S. jurisdictions. On or before September 30, 2011 and each September 30 thereafter, the JCC shall submit to the JSC any annual updates to the JDCT Commercialization Plan, which the JSC shall approve on or before December 31 of such year.

(b) Sharing of Commercialization Costs. As further described in the JDCT Commercialization Agreement, AVEO US and AUS shall share equally in any Commercialization Costs for North America, which shall be included as Allowable Expenses in calculating N.A. Pre-Tax Profit or Loss under this Agreement, and AVEO UK and APEL shall share equally in any Commercialization Costs for Europe, which shall be included as Allowable Expenses in calculating EU Pre-Tax Profit or Loss under this Agreement.

(c) Breach. For purposes of clarity, unless otherwise expressly set forth in the JDCT Commercialization Agreement, any breach by either Party (or its Affiliates or Sublicensees, as applicable) of any terms set forth in the JDCT Commercialization Agreement shall be addressed under this Agreement as a breach by such Party under this Agreement.

6.3 ASTELLAS RBT Commercialization Plan.

(a) Content; Updates.

(i) As soon as available, but in any event [**] months prior to commercial launch in the Royalty-Bearing Territory, API shall provide to AVEO US the initial ASTELLAS RBT Commercialization Plan and each annual update thereto, which shall set forth in reasonable detail, on an Indication-by-Indication and country-by-country basis:

(A) the Commercialization strategy over the next three (3) years and proposed pricing;

(B) revenue forecasts for each of the three years covered by such plan; and

(C) a forecast for commercial supply of Drug Product for the RBT for each of the three (3) years covered by such plan;

in each case, for Licensed Products and Licensed Product Biomarkers in the Field for the Royalty-Bearing Territory and including activities of API’s Affiliates and Sublicensees. The ASTELLAS RBT Commercialization Plan shall state that API does not intend to actively participate in soliciting orders, negotiating sales contracts, or performing other significant services with respect to the RBT Commercialization Plan in the U.S. and such activities will be performed in the Royalty-Bearing Territory.

(ii) API will provide to the JCC and JSC annual updates to the ASTELLAS RBT Commercialization Plan on or before each September 30 thereafter. The ASTELLAS RBT Commercialization Plan, and any updates or amendments thereto, proposed by API shall be deemed final; provided that, solely to the extent that [**], AVEO shall have the right to approve (through the JSC) such strategy or activities in the ASTELLAS RBT Commercialization Plan (or any updates or amendments proposed thereto), in which event such aspects of the ASTELLAS RBT Commercialization Plan (or the applicable update or amendment thereto) shall not be deemed final, and API shall not proceed with the strategy or activities giving rise to [**] and if AVEO fails to do so, the ASTELLAS RBT Commercialization Plan shall be deemed final. For purposes of clarity, any disputes between the Parties with respect to such strategy or activities shall be resolved in accordance with Section 2.6. API shall be reasonably available to discuss with the JCC and the JSC, as necessary, the ASTELLAS RBT Commercialization Plan and any updates or amendments thereto.

(iii) Once the ASTELLAS RBT Commercialization Plan is deemed final, API shall use Commercially Reasonable Efforts to perform its Commercialization activities in the Royalty-Bearing Territory in accordance with the ASTELLAS RBT Commercialization Plan.

(b) Quarterly Reports. In addition to the annual updates and any mid-year updates to the ASTELLAS RBT Commercialization Plan proposed by ASTELLAS, API shall provide quarterly reports to AVEO (through the JCC), on an Indication-by-Indication and country-by-country or region-by-region basis, summarizing its (and its Affiliates’ and Sublicensees’) significant Commercialization activities (such as product launches, updated quarterly actual and forecasted sales by country or region, as available) involving the Licensed Product and Licensed Product Biomarkers in the Field in the Royalty-Bearing Territory during such period.

(c) Initial Supply Forecast. Without limiting the generality of Section 6.3(a)(i)(C), ASTELLAS shall provide to AVEO in conjunction with the development of the

JDCT Commercialization Plan, within [**] days following the Effective Date, an initial non-binding forecast for commercial supply of Drug Product for each of the first three (3) calendar years following the Effective Date.

(d) KHK Access. ASTELLAS acknowledges and agrees that the ASTELLAS RBT Commercialization Plan, any updates and amendments thereto, and any reports provided to AVEO under this Section 6.3 may be disclosed to KHK under and subject to the terms of the KHK Agreement.

6.4 Trademarks; Labeling.

(a) Global Strategy. The JCC shall establish the overall strategy and global style guide with respect to Trademarks (hereinafter defined). (“Global Trademark Strategy”). The term “Trademarks” means trademarks, trade names, logos and branding for use with the Licensed Products and Licensed Product Biomarkers in the Field in the Licensed Territory.

(b) Trademarks for JDCT.

(i) The JCC shall select the Trademarks for Licensed Products and Licensed Product Biomarkers in the Field for the JDCT (“JDCT Trademarks”) in a manner that is consistent with the Global Trademark Strategy. Each Party shall adhere to the use of such JDCT Trademarks in its Commercialization of Licensed Products and Licensed Product Biomarkers in the JDCT hereunder, to the extent permitted by Applicable Law and subject to compliance with Sections 6.4(d) and 6.4(e). The JDCT Trademarks on Licensed Products and Licensed Product Biomarkers sold by either Party (and its Affiliates and Sublicensees) in the JDCT and, subject to Section 6.4(c) below, the Royalty-Bearing Territory, including all goodwill associated therewith, shall be owned by AVEO, and ASTELLAS hereby assigns to AVEO all of its right, title and interest in and to such JDCT Trademarks and associated goodwill. The costs to establish, maintain and enforce the JDCT Trademarks shall be shared equally by the Parties as Patent and Trademark Costs in the calculation of Pre-Tax Profit or Loss.

(ii) Without limiting the generality of the foregoing, to the extent permitted by Applicable Law, both Parties’ names and logos shall be displayed with equal prominence on all packaging, labels, literature and other printed matters with respect to Licensed Products and Licensed Product Biomarkers for use or sale in the JDCT.

(c) Trademarks for Royalty-Bearing Territory.

(i) Subject to oversight by the JCC, API shall select the Trademarks for Licensed Products and Licensed Product Biomarkers in the Field for the Royalty-Bearing Territory in a manner that is consistent with the Global Trademark Strategy, including selection of the same trademark as the JDCT Trademarks for use, free of charge, with such Licensed Products and Licensed Product Biomarkers in the Royalty-Bearing Territory, to the extent permitted by Applicable Law and subject to compliance with Sections 6.4(d) and 6.4(e). The Trademarks on Licensed Products and Licensed Product Biomarkers (excluding any JDCT Trademarks) sold by API (and its Affiliates and Sublicensees) in the Royalty-Bearing Territory,

including all goodwill associated therewith, shall be owned or Controlled by API, at its cost and expense.

(ii) Without limiting the generality of the foregoing, to the extent permitted by Applicable Law, API agrees that all packaging, packaging inserts and labels with respect to Licensed Products and Licensed Product Biomarkers for use or sale in the Royalty-Bearing Territory shall include an expression to the effect that the Licensed Products and Licensed Product Biomarkers were developed under license from AVEO, together with the AVEO logo.

(d) Trademark Usage Guidelines. The JDCT Trademarks (excluding any AVEO logo) under which any Licensed Product or Licensed Product Biomarker is marketed or sold by AUS in North America or APEL in Europe (or their respective Affiliates and Sublicensees) (other than ASTELLAS’s corporate Trademarks or trade names) shall be used by AUS and APEL, as applicable (and their respective Affiliates and Sublicensees) only pursuant to the terms of this Agreement and in accordance with the guidelines for trademark usage, which shall be developed by mutual agreement of the Parties. Any AVEO logo under which any Licensed Product or Licensed Product Biomarker is marketed or sold by ASTELLAS (or its Affiliates or Sublicensees) shall be used by ASTELLAS (and its Affiliates and Sublicensees) only pursuant to the terms of this Agreement and in accordance with the guidelines for trademark usage, which shall be developed solely by AVEO. The JDCT Trademarks shall be used solely to identify, and in connection with the Commercialization of, Licensed Products and Licensed Product Biomarkers in the Field in the Licensed Territory, and shall not be used by ASTELLAS to identify, or in connection with the marketing of, any other products. ASTELLAS agrees that it will not at any time during or after the Term assert or claim any interest in, or do anything which may adversely affect the validity or enforceability of, or derogate from AVEO’s rights in the JDCT Trademarks intended to be used on or in connection with the marketing or sale of Licensed Products and Licensed Product Biomarkers in the Field.

(e) Trademark Quality Monitoring. AVEO shall have the right to monitor the quality of Licensed Products and Licensed Product Biomarkers for the purpose of protecting and maintaining the standards of quality established by AVEO for products sold under the JDCT Trademarks. Upon AVEO’s request, ASTELLAS shall provide a reasonable number of samples of Promotional/Educational Materials used, and samples of Licensed Products and Licensed Product Biomarkers in the form marketed or sold, by APEL (or its Affiliates or Sublicensees) in Europe and by API (or its Affiliates or Sublicensees) in the Royalty-Bearing Territory (to the extent the JDCT Trademarks are utilized) for AVEO’s inspection. If AVEO finds that any such samples of Licensed Products, Licensed Product Biomarkers or Promotional/Educational Materials do not meet the standards of quality acceptable to AVEO or have been packaged in a misleading or deceptive manner, or otherwise have been prepared, packaged, advertised or sold in a manner in violation of this Agreement or Applicable Laws, the Parties shall take reasonable actions to remedy such deficiencies.

ARTICLE 7

MEDICAL AFFAIRS ACTIVITIES

7.1 Medical Affairs Plan. The Parties agree to collaborate with respect to the Medical Affairs Activities in support of the Licensed Products and Licensed Product Biomarkers in the Field in the JDCT as provided in this Article 7 under the direction of the JMAC.

(a) AVEO US shall have lead responsibility for Medical Affairs Activities in North America, and shall be responsible for formulating the medical affairs strategy, which includes lifecycle strategy, for the Licensed Products and Licensed Product Biomarkers in North America, including, subject to approval by the JMAC and JSC as provided for in Article 2 above, formulation of, and updates and amendments to, a three (3) year rolling plan that governs the Medical Affairs Activities in North America, including pre-launch activities, launch activities and subsequent Medical Affairs Activities for such Licensed Product and Licensed Product Biomarkers in the JDCT (including without limitation anticipated voluntary phase 4 clinical trials), key tactics and strategies for implementing those activities, the relative responsibilities of the Parties and the associated budget for such activities (the “North American Medical Affairs Plan”). In the development of the medical affairs strategy for North America, including formulation of the North American Medical Affairs Plan, AVEO US agrees to consult with, and consider in good faith, input received from AUS. AVEO US shall, in consultation with AUS, also be responsible for formulating global elements of Medical Affairs strategy that are neither North American nor European-specific.

(b) APEL shall have lead responsibility for Medical Affairs Activities in Europe, and shall be responsible for formulating the medical affairs strategy, which includes lifecycle strategy, for Licensed Products and Licensed Product Biomarkers in Europe, including, subject to approval by the JMAC and JSC as provided for in Article 2 above, formulation of, and updates and amendments to, a three (3) year rolling plan that governs the Medical Affairs Activities in Europe, including pre-launch activities, launch activities and subsequent Medical Affairs Activities for such Licensed Product and Licensed Product Biomarkers in the JDCT (including without limitation anticipated voluntary phase 4 clinical trials), key tactics and strategies for implementing those activities, the relative responsibilities of the Parties and the associated budget for such activities (the “European Medical Affairs Plan”). In the development of the medical affairs strategy for Europe, including formulation of the European Medical Affairs Plan, APEL agrees to consult with, and consider in good faith, input received from AVEO UK.

(c) AVEO US, with respect to the North American Medical Affairs Plan, and APEL, with respect to the European Medical Affairs Plan, shall formulate and submit such plan to the JMAC for review so that the JMAC may submit annual updates to the JDCT Medical Affairs Plan to the JSC on or before September 30, 2011 and each September 30 thereafter.

(d) The initial JDCT Medical Affairs Plan shall be prepared within [**] days following the Effective Date. Until such time as the initial JDCT Medical Affairs Plan has been approved by the JMAC and JSC pursuant to Article 2 herein, the Parties will operate in accordance with the interim 2011 medical affairs operating budget attached as Exhibit I hereto, and all expenses incurred pursuant to the interim 2011 medical affairs operating budget shall be deemed Medical Affairs Costs to be shared by the Parties pursuant to Section 7.3 below.

(e) ASTELLAS acknowledges and agrees that the JDCT Medical Affairs Plan and any Medical Affairs Activities plan for the RBT, and any updates and amendments thereto, may be disclosed to KHK under and subject to the terms of the KHK Agreement.

7.2 Medical Affairs Activities.

(a) In the JDCT:

(i) AVEO US and AUS shall be jointly responsible for Medical Affairs Activities in North America, and AVEO UK and APEL shall be jointly responsible for Medical Affairs Activities in Europe; provided that, (i) AVEO US shall be solely responsible for medical information, the disbursement of grants (investigator sponsored study grants) and CME administration (independent medical education and company sponsored activities including symposia and speaker programs) in North America, and (ii) APEL shall be solely responsible for medical information, the disbursement of grants (investigator sponsored study grants), and CME administration in Europe (independent medical education and company sponsored activities including symposia and speaker programs). AVEO US and AUS shall agree on the deployment of AVEO US and AUS MSLs in North America, and AVEO UK and APEL shall agree on the deployment of AVEO UK and APEL MSLs in Europe; provided that, the Parties agree that AVEO UK MSLs in Europe shall be deployed only in Major EU Countries unless AVEO UK agrees otherwise.

(ii) Subject to JMAC and JSC approval of the JDCT Medical Affairs Plan, AVEO US, in North America, and APEL, in Europe, shall be responsible for establishing the number of medical affairs personnel and allocation between the Parties of medical affairs coverage for North America or Europe, as applicable, with the goal of having the other Party participate on a meaningful basis in such activities; provided that, unless otherwise mutually agreed by the Parties:

(A) AUS will be allocated responsibility for up to fifty percent (50%) of MSL coverage for North America within regions of existing territories and reasonable geographic area (i.e. without overly-burdensome travel requirements); and

(B) AVEO UK will be allocated responsibility for fifty percent (50%) of MSL coverage for the Major EU Countries, as more specifically defined in the European Commercialization Agreement.

(iii) Each Party shall keep the JMAC fully informed, no less frequently than [**] every calendar quarter, regarding the progress and results of Medical Affairs Activities in support of Licensed Product in the JDCT, including an annual review of achievements versus plans (as such plans are set forth in the JDCT Medical Affairs Plan(s)).

(iv) Solely with respect to Licensed Products, Licensed Compounds, and Licensed Product Biomarkers, AUS will be allowed to participate in the conduct of competitive intelligence gathering, advisory boards, public relations and relationships with advocacy groups in North America. AVEO US agrees to provide reasonable notice to AUS in order to facilitate such participation.

(b) In the RBT:

API (i) shall be responsible for Medical Affairs Activities in the RBT, (ii) shall provide informational updates to the JMAC of its planned Medical Affairs Activities and recent results in support of Licensed Product and/or Licensed Product Biomarkers in the RBT on a quarterly basis, and (iii) shall respond in a timely fashion to any reasonable requests of AVEO with respect to such activities and results. API will consider in good faith AVEO’s input; provided that, API shall have final decision making authority with respect to Medical Affairs Activities in support of Licensed Product and/or Licensed Product Biomarkers in the RBT; provided however, that, solely to the extent that AVEO believes in good faith that any aspect of such Medical Affairs Activities proposed to be undertaken by API may adversely affect the activities conducted or proposed to be conducted for the JDCT or may adversely affect the value of Profit-Share Products, AVEO shall have the right to object to such Medical Affairs Activities, in which event API shall not proceed or continue with such activities giving rise to AVEO’s concerns, unless and until AVEO’s concerns with respect to such activities have been resolved to AVEO’s reasonable satisfaction; further provided that, AVEO shall inform API in writing of its concerns within thirty (30) days after such Medical Affairs Activities plan in RBT is submitted to AVEO and if AVEO fails to do so, such Medical Affairs Activities in RBT shall be deemed final.

(c) Reporting. The Parties shall report and monitor the Medical Affairs Activities described in this Article 7 pursuant to agreed upon reporting systems and policies.

7.3 Medical Affairs Costs.

(a) In the JDCT. AVEO US and AVEO UK, as applicable, shall be responsible for fifty percent (50%), and AUS and APEL, as applicable, shall be responsible for fifty percent (50%) of Medical Affairs Costs incurred in North America and Europe, respectively, pursuant to the JDCT Medical Affairs Plan (which includes those costs and expenses incurred from and after [**]), which costs shall be considered Allowable Expenses and reported and reconciled in accordance with Exhibit H. Notwithstanding anything in this Agreement to the contrary, the total actual Medical Affairs Costs in the JDCT incurred by AVEO US or AVEO UK, or by AUS or APEL, or any of their respective Affiliates for a calendar year shall not exceed [**] percent ([**]%) of the budgeted Medical Affairs Costs for such calendar year, as shown on the then current JDCT Medical Affairs Plan, or if no budget has been approved for such calendar year, on the last approved multi-year forecast showing the relevant activities, except to the extent the JSC unanimously approves the increase over [**] percent ([**]%) of the budgeted Medical Affairs Costs. Notwithstanding the foregoing, either Party, at its own discretion, may elect to devote additional resources toward the Medical Affairs Activities in the JDCT (beyond what is contemplated in the JDCT Medical Affairs Plan); provided that all additional costs incurred in excess of [**] percent ([**]%) of what is budgeted in the JDCT Medical Affairs Plan, shall be borne by the Party incurring the additional costs. All travel expenses related to the performance of activities under the JDCT Medical Affairs Plan (“Travel Expenses”) shall be subject to a travel budget jointly agreed by the Parties (through the JMAC) and approved by the JSC, and pursuant to a travel policy mutually agreed by the Parties. Subject to the foregoing, any Travel Expenses shall be treated as Medical Affairs Costs in accordance with Exhibit H.

(b) In the RBT. API shall be solely responsible for all costs and expenses incurred by or on behalf of API for Medical Affairs Activities in support of Licensed Product and/or Licensed Product Biomarkers in the RBT.

7.4 Medical Affairs Personnel.

(a) Subject to this Article 7, AVEO US and AVEO UK shall be responsible for recruiting, hiring, terminating, establishing and maintaining its medical affairs personnel, including MSLs, for North America and Europe, respectively, and AUS and APEL shall be responsible for recruiting, hiring, terminating, establishing and maintaining its medical affairs personnel for North America and Europe, respectively, in each case to enable such Party to meet the targeted sizing and allocation set forth in the JDCT Medical Affairs Plan and in accordance with this Article 7, such Party’s standard procedures and industry standards for oncology products of similar market opportunity and life cycle stage. The Parties will keep each other informed regarding any issues or concerns relating to the conduct of the other Party’s medical affairs personnel. The Parties shall discuss in good faith any issues or concerns raised by either Party with respect thereto.

(b) Neither Party’s medical affairs personnel shall hold themselves out as, nor give any Person any reason to believe that they are, employees of the other Party. Each Party shall be solely responsible for any employee benefits, payroll and employment taxes, insurance and worker’s compensation with respect to its employees, subject to sharing of Medical Affairs Costs pursuant to this Agreement.

7.5 Training.

(a) AVEO US, in consultation with AUS, shall be responsible for developing training materials for the AVEO US and AUS MSLs for North America. APEL, in consultation with AVEO UK, shall be responsible for developing training materials for the APEL and AVEO UK MSLs for Europe. API shall be responsible for developing training materials for the API MSLs in the RBT.

(b) Each Party shall independently train its own MSLs with respect to Licensed Products and Licensed Product Biomarkers in the JDCT and the RBT (with respect only to API), including conducting proficiency testing which shall verify that the MSLs are adequately trained in the following matters: disease state, Licensed Product knowledge, competitive product knowledge, obligations under this Agreement, coordination with the other

Party’s MSLs, knowledge of internal compliance policies, administration and other appropriate information.

(c) Each Party shall provide initial training (including general and Licensed Product-specific training) to each member of their respective MSLs prior to his or her commencement of activities hereunder in accordance with the training objectives, plans and programs for North America or Europe, as applicable, as established in the JDCT Medical Affairs Plan. In addition to such initial training, each Party shall utilize the training programs and materials on an ongoing basis to assure consistent messaging with respect to MSLs in accordance with the JDCT Medical Affairs Plan.

7.6 Materials for the JDCT.

(a) AVEO US shall be responsible for developing all educational materials sufficient to permit the Parties to perform the Medical Affairs Activities assigned to such Parties in North America. AVEO US shall consult with, and consider in good faith, input received from AUS with regard to such activities.

(b) APEL shall be responsible for developing all educational materials sufficient to permit the Parties to perform the Medical Affairs Activities assigned to such Parties in Europe. APEL shall consult with, and consider in good faith, input received from AVEO UK with regard to such activities.

7.7 Medical Inquiries. Subject to Section 5.3 herein, (a) AVEO US shall be responsible for handling and reporting of medical inquiries in North America, (b) APEL shall be responsible for handling and reporting of medical inquiries in Europe, and (c) API shall be responsible for handling and reporting of medical inquiries in the RBT.

7.8 Medical Affairs Standards of Conduct.

(a) Diligence. Each of AVEO US, AVEO UK, AUS and APEL shall use Commercially Reasonable Efforts to carry out the tasks assigned to it under the JDCT Medical Affairs Plan in a timely and effective manner and in compliance with Applicable Law and applicable industry codes.

(b) ASTELLAS Diligence Obligations. API shall use Commercially Reasonable Efforts to perform Medical Affairs Activities in support of Licensed Product and/or Licensed Product Biomarkers throughout the RBT.

ARTICLE 8

DILIGENCE

8.1 General.

(a) Efforts in JDCT.

(i) Each of AVEO, API and AUS shall use Commercially Reasonable Efforts to Develop and Commercialize at least one (1) Licensed Product for each country in North America, and, in the case of ASTELLAS, without any lowering of such standard on account of ASTELLAS’s [**] (as defined in Section 8.1(d) below); provided that, for purposes of this Section 8.1(a)(i), API and AUS’s diligence obligations shall be limited to use of Commercially Reasonable Efforts to perform the activities assigned to API and AUS, and payment of API’s and AUS’s share of costs and expenses, for North America under the JDCT Development Plan or JDCT Commercialization Plan, as applicable.

(ii) Each of AVEO, API and APEL shall use Commercially Reasonable Efforts to Develop and Commercialize at least one (1) Licensed Product for each country in Europe, and, in the case of ASTELLAS, without any lowering of such standard on account of ASTELLAS’s [**]; provided that, for purposes of this Section 8.1(a)(ii), AVEO’s diligence obligations shall be limited to use of Commercially Reasonable Efforts to perform the activities assigned to AVEO, and payment of AVEO’s share of costs and expenses, for Europe under the JDCT Development Plan or JDCT Commercialization Plan, as applicable.

(b) Efforts in Royalty-Bearing Territory. API shall use Commercially Reasonable Efforts to Develop and Commercialize at least one (1) Licensed Product for each country of the Royalty-Bearing Territory, without any lowering of such standard on account of ASTELLAS’s [**].

(c) Scope of Commercialization Activities. The scope of the Development and Commercialization activities contemplated above in this Section 8.1 shall include launching Licensed Products and Licensed Product Biomarkers in the Field in each of the countries or jurisdictions in the Licensed Territory where Marketing Approval is obtained, and thereafter actively promoting to the appropriate audience(s) all Licensed Products and Licensed Product Biomarkers that have received Marketing Approval and filling the market demand for such Licensed Products and Licensed Product Biomarkers in the countries or jurisdictions in the Licensed Territory where such Licensed Products have been approved.

(d) [**] means any pharmaceutical product or product candidate that: (i) contains (A) [**]. For the purpose of this [**] definition, [**] means any composition of matter [**].

8.2 NDA Filing Diligence Goal. Without limiting the generality of Section 8.1, the efforts and activities of each Party in the JDCT shall include, at a minimum, obtaining FDA acceptance of the filing of the first NDA submission for a Licensed Product in the United States with respect to treatment of renal cell carcinoma [**]. Such efforts, in the case of API, shall be at least as great as the efforts expended by API with respect to its [**], taking into account all relevant factors such as the relative stage of development of the products, unique development issues related to each of the products, and potential uses of the products.

8.3 KHK. In the event of any failure to meet the NDA filing requirement set forth in Section 8.2 above within the timeline set forth therein, ASTELLAS acknowledges that, if requested by KHK, AVEO is required under Section 3.4 of the KHK Agreement to (a) meet with

KHK within [**] days to discuss the reasons for not meeting such timeline, how to overcome any impediments to achievement, and a reasonable revised timeline to achieve such diligence goal; (b) provide to KHK, within [**] days following such meeting, a written plan for the further development and commercialization of Licensed Products and revised timelines for the NDA filing requirement, taking into consideration factors (including scientific, technical, clinical and regulatory factors) that are out of the reasonable control of or not reasonably foreseeable by AVEO; (c) meet with KHK to discuss KHK’s comments on such written plan; (d) provide a final written plan reasonably addressing KHK’s concerns within [**] days following such meeting (“Diligence Plan”); and (e) use Commercially Reasonable Efforts to carry out such Diligence Plan. If the failure to meet the NDA filing requirement set forth in Section 8.2 above by the timeline set forth therein is due, in whole or in part, to any delay or failure by API (or any of its Affiliates or Sublicensees) to perform the activities assigned to API under the JDCT Development Plan, then API shall use Commercially Reasonable Efforts to cure such delay or failure and to assist AVEO with respect to the foregoing meetings and plan preparation, including, if requested by AVEO, attendance and participation, together with AVEO, at relevant meetings with KHK, subject to KHK’s prior written consent. In addition, API shall use Commercially Reasonable Efforts to carry out the Diligence Plan.

8.4 Performance by Sublicensees. Neither Party shall be relieved of its diligence obligations hereunder by the granting of any sublicense(s). The activities and achievements of any Sublicensee(s) shall be counted, however, towards such Party’s performance hereunder. AVEO shall require its Sublicensees to comply with (and shall remain responsible for such compliance by its Sublicensees with) the JDCT Development Plan and the JDCT Commercialization Plan, and ASTELLAS shall require its Sublicensees to comply with (and shall remain responsible for such compliance by its Sublicensees with) the JDCT Development Plan, the JDCT Commercialization Plan, the ASTELLAS RBT Development Plan and the ASTELLAS RBT Commercialization Plan, in each case as applicable to such Sublicensee’s sublicensed territory.

ARTICLE 9

LICENSE GRANTS; EXCLUSIVITY

9.1 AVEO License Grants. Subject to the terms and conditions of this Agreement:

(a) AVEO’s license grants to API are as follows:

(i) AVEO hereby grants to API a co-exclusive license under the Licensed Patents and Licensed Know-How, to Develop and Commercialize Licensed Compounds, Licensed Products and Licensed Product Biomarkers in the Field for the JDCT (for purposes of clarity, AVEO’s co-exclusive interest under this Section 9.1(a)(i) shall be limited to the exercise of its rights hereunder and any purported assignment or sublicense of AVEO’s co-exclusive interest to a Third Party (except in the case of an assignment pursuant to an M&A Event) shall be subject to the prior written consent of ASTELLAS);

(ii) AVEO hereby grants to API an exclusive, royalty-bearing (in accordance with Article 10) license under the Licensed Patents and the Licensed Know-How to

Develop and Commercialize Licensed Compounds, Licensed Products and Licensed Product Biomarkers in the Field for the Royalty-Bearing Territory; and

(iii) AVEO hereby grants to API a non-exclusive license under the Manufacturing Technology to perform packaging and labeling with respect to Drug Products in Europe and the Royalty-Bearing Territory in accordance with the provisions of Article 4 and the Commercial Supply Agreement.

(b) Subject to Section 3.3(b), API shall have the non-exclusive right to perform clinical trials of Licensed Compounds, Licensed Products and Licensed Product Biomarkers in the KHK Territory solely for purposes of the activities listed in clause (a)(i) and clause (a)(ii) above.

(c) For purposes of clarity, as between AVEO and ASTELLAS, subject to the provisions of Article 4 and the Supply Agreements, except as otherwise set forth in Section 9.1(a)(iii) above, AVEO retains the right under the Licensed Patents and the Licensed Know-How to Manufacture and have Manufactured Licensed Compounds, Licensed Products and Licensed Product Biomarkers on a worldwide basis in furtherance of the Parties’ Development and Commercialization of Licensed Products in the Field for the Licensed Territory.

(d) The licenses granted to API in this Section 9.1 shall be sublicenseable solely as provided in Section 9.2, but shall otherwise be non-assignable and non-transferable (except as part of assigning this Agreement pursuant to Section 17.7).

9.2 Sublicensing by ASTELLAS.

(a) API shall not have the right to grant sublicenses under its license under Section 9.1(a)(i) or Section 9.1(b) with respect to the JDCT, or any country in the JDCT, except (i) to its Affiliates, it being understood that, as of the Effective Date, API will have granted a sublicense to AUS under Section 9.1(a)(i) to Commercialize Licensed Compounds, Licensed Products and Licensed Product Biomarkers in the Field for North America, and a sublicense to APEL under Section 9.1(a)(i) to Commercialize Licensed Compounds, Licensed Products and Licensed Product Biomarkers in the Field for Europe, and (ii) with prior JSC or JCC approval, as applicable, to Third Party contractors (including CROs). API shall not have the right to grant sublicenses to any Third Parties under the license granted to API under Section 9.1(a)(iii) with respect to the JDCT, or any country in the JDCT, except to Affiliates or, with prior JSC or JCC approval, as applicable, Third Party contractors. For the avoidance of doubt, upon the approval of the JCC, API, AUS and/or APEL, as applicable, may appoint Distributors in the countries of the JDCT where it has no Affiliates.

(b) API shall be entitled to grant sublicenses under its license under Section 9.1(a)(ii) or Section 9.1(b) with respect to the Royalty-Bearing Territory subject to all of the following, and subject to the rights of AVEO as set forth in Section 9.12(b):

(i) API shall provide AVEO with a true, accurate and complete copy of each sublicense within [**] Business Days after execution;

(ii) such Sublicensees shall be prohibited from further sublicense except if all of the following conditions are satisfied: (A) the further sublicenses are on terms consistent with this Agreement, including this Section 9.2, and (B) the economic terms of the further sublicenses are such that the [**];

(iii) each sublicense shall be subject to the terms and conditions of this Agreement. Without limiting the generality of the foregoing, API shall in particular:

(A) require its Sublicensees to make available Clinical Regulatory Filings, Safety Data, and underlying detailed data as required by Section 3.5; and

(B) obtain ownership of or the right to grant each of AVEO and KHK (and their respective Affiliates and Sublicensees) a royalty-free license having at least the same scope as the license of Section 9.4(a) and Section 9.4(b), respectively, under: (1) all Patent rights claiming inventions developed by or for the Sublicensee in Licensed Product or Licensed Product Biomarker-related activities that if invented by API would be ASTELLAS Product Inventions; and (2) all Know-How developed in such activities that if Controlled by API would be ASTELLAS Know-How; and

(iv) for sublicenses to Sublicensees that (themselves or through an Affiliate) have any [**], the Sublicensee shall:

(A) [**];

(B) [**];

(C) [**];

(D) commit in writing to keep the timelines required of API under this Agreement as relevant to the Sublicensee’s sublicensed territory; and

(E) promptly (within no more than [**] days after any request by AVEO) meet with KHK together with AVEO and API through a representative of the Sublicensee at the level of at least Vice President or above.

(c) For the avoidance of doubt, API may appoint Distributors in countries of the Royalty-Bearing Territory where API has no Affiliates.

(d) API shall remain responsible for each of its and its Affiliates’ Sublicensees’ compliance with the applicable terms and obligations of this Agreement, and any breach thereof by any such Sublicensee shall be deemed a breach of this Agreement by API.

9.3 Compliance with KHK Agreement.

(a) ASTELLAS acknowledges that the licenses granted to API pursuant to Section 9.1 include sublicenses to Know-How and Patents that have been licensed to AVEO US by KHK pursuant to the KHK Agreement, and that such sublicenses are subject to the terms and conditions of the KHK Agreement. In the event of any conflict or inconsistency between this Agreement (or any agreement with an Affiliate or Sublicensee entered into under this Agreement) and the KHK Agreement, the Parties shall reasonably cooperate with each other and, if necessary, with KHK to implement terms under this Agreement (or such other agreement with an Affiliate or Sublicensee) that comply with the terms set forth in the KHK Agreement, subject to Section 9.3(c) and JSC oversight.

(b) Without limiting the generality of the foregoing, to the extent that ASTELLAS (itself or through any of its Affiliates) has any [**] at any stage of Development or Commercialization, ASTELLAS shall promptly (within no more than [**] days after any request by AVEO) meet with KHK together with AVEO and the Development Committee (as defined under the KHK Agreement) through a representative of ASTELLAS or any of its Affiliates at the level of at least Vice President or above. In addition, ASTELLAS acknowledges that a complete copy of this Agreement shall be disclosed to KHK following execution hereof.

(c) During the Term, AVEO shall not modify or amend the KHK Agreement without ASTELLAS’s prior written consent, and AVEO shall not terminate the KHK Agreement, in its entirety or with respect to any country or jurisdiction in the Licensed Territory, without ASTELLAS’s prior written consent. At the reasonable request of ASTELLAS and subject to JSC oversight, AVEO shall exercise such rights and make such requests that relate to ASTELLAS’s rights hereunder as are permitted under the KHK Agreement. Similarly, in the event that the Parties decide to enter into discussions with KHK to obtain rights with respect to additional territories within the KHK Territory, such discussions shall be held jointly and subject to JSC oversight, and any definitive agreement with KHK shall be subject to mutual agreement of the Parties with respect to the terms thereof, including costs. Without limiting the generality of the foregoing, the Parties may agree that only one of the Parties (or its Affiliates) be the contracting party with KHK for such additional territories, all on terms to be mutually agreed upon. For purposes of clarity, as between AVEO and ASTELLAS, AVEO shall have the sole right and responsibility for interacting with KHK with respect to any matter requiring such interaction with KHK under this Agreement or under the KHK Agreement, subject to oversight by the JSC.

(d) AVEO shall furnish ASTELLAS with copies of all notices received by AVEO relating to any alleged breach or default by AVEO under the KHK Agreement. Subject to consultation with ASTELLAS and JSC oversight (and without limiting Section 8.3 with respect to any failure to meet the NDA filing requirement), AVEO shall use Commercially Reasonable Efforts to cure any such breach or default. Notwithstanding the foregoing, if AVEO is unable to address the alleged breach or default within the [**] day cure period set forth in Section 10.2 of the KHK Agreement (or if, pursuant to Section 8.3 of this Agreement, AVEO fails to use Commercially Reasonable Efforts to carry out the Diligence Plan), and KHK elects to terminate the KHK Agreement, then the following provisions shall apply:

(i) The sublicense granted by AVEO to API under the KHK Agreement shall survive in accordance with the terms of Section 10.7 of the KHK Agreement.

(ii) Notwithstanding the foregoing, if ASTELLAS (or any of its Affiliates or Sublicensees) have contributed to the breach or default giving rise to KHK’s termination of the KHK Agreement, AVEO shall have the right to terminate this Agreement in its entirety upon written notice to ASTELLAS and the effects of termination set forth in Section 15.5 shall apply, except that, if requested by AVEO, ASTELLAS shall (and shall require its Affiliates and Sublicensees to) grant the rights, and perform the activities, set forth in Section 15.5(c) (Transition Assistance), 15.5(d) (License Grant; Patent and Know-How Assignment), 15.5(e) (Trademark License), 15.5(f) (Regulatory Filings), 15.5(g) (Data), and 15.5(j) (Packaging and Labeling) directly to KHK.

9.4 ASTELLAS License Grants. Subject to the terms and conditions of this Agreement:

(a) ASTELLAS hereby grants to AVEO a non-exclusive, royalty-free license under the ASTELLAS Product IP: (i) to Develop, use, sell, offer for sale, import and otherwise Commercialize Licensed Compounds, Licensed Products and Licensed Product Biomarkers in the Field for the JDCT; (ii) to make, have made and use Licensed Compounds, Licensed Products and Licensed Product Biomarkers anywhere in the Territory for purposes of the activities described in clauses (i) or (iii); and (iii) to conduct clinical trials of Licensed Compounds, Licensed Products and Licensed Product Biomarkers anywhere in the Royalty-Bearing Territory to obtain data to support any NDA for Licensed Compounds, Licensed Products and Licensed Product Biomarkers in the JDCT for applications within the Field.

(b) ASTELLAS hereby grants to AVEO a non-exclusive, royalty-free license under the ASTELLAS Product IP, solely for sublicense to KHK under the KHK Agreement and not for use by AVEO (or its Affiliates or Sublicensees) under this Agreement: (i) to research, develop, use, sell, offer for sale, and import Licensed Compounds, Licensed Products and Licensed Product Biomarkers in the KHK Territory for the Field and worldwide outside the Field; (ii) to make, have made and use Licensed Compounds, Licensed Products and Licensed Product Biomarkers anywhere in the world for purposes of the activities described in clauses (i) or (iii); and (iii) subject to Section 3.3(a), to clinically test Licensed Compounds, Licensed Products and Licensed Product Biomarkers anywhere in the world to obtain data to support any NDA for Licensed Compounds, Licensed Products and Licensed Product Biomarkers in the KHK Territory for applications within the Field and worldwide for applications outside the Field.

(c) Except as otherwise expressly set forth in Section 9.5, the licenses granted to AVEO under this Section 9.4 shall otherwise be non-assignable and non-transferable (except as part of assigning this Agreement pursuant to Section 17.7).

9.5 Sublicensing by AVEO.

(a) The licenses granted to AVEO in Section 9.4(a) shall be sublicenseable to AVEO’s Affiliates. Except with respect to Manufacturing rights under Section 9.4(a)(ii), AVEO shall not have the right to grant sublicenses to any Third Parties under the license granted to AVEO under Section 9.4(a) with respect to the JDCT, or any country in the JDCT. AVEO shall remain responsible for each of its and its Affiliates’ Sublicensees’ compliance with the applicable terms and conditions of this Agreement, and any breach thereof by any such Sublicensee shall be deemed a breach of this Agreement by AVEO.

(b) The licenses granted to AVEO in Section 9.4(b) shall be sublicenseable solely to KHK as provided in Section 9.4(b).

9.6 Exclusivity Commitment.

(a) During the term of this Agreement, neither ASTELLAS and its Owned Affiliates (as defined below), nor AVEO and its Owned Affiliates, shall Commercialize any product that has the [**] (as defined below) for any oncology Indication (except, with respect to ASTELLAS and its Owned Affiliates, for [**] hematological cancer) for the Licensed Territory. Notwithstanding any provisions of this Agreement to the contrary, ASTELLAS and its Owned Affiliates and AVEO and its Owned Affiliates may commercialize any products (other than the Licensed Product under this Agreement) in the RBT on a country-by-country basis after the Royalty Term has expired in such country, and any product (other than Licensed Product under this Agreement) in the JDCT after all Valid Claims have expired in the JDCT.

(b) As used in this Section 9.6:

(i) “Owned Affiliate” of a Party means any person, corporation, joint venture or business entity (A) as to which such Party is the beneficial owner of at least fifty percent (50%) of the voting share capital, or (B) that such Party has the ability to control the policies of (or to control the hiring and firing of the management who determine the policies of) through a voting agreement or other contract.

(ii) “[**]” shall mean any product or program that is an [**].

(iii) “[**]” shall mean any product or program that is not a [**].

(iv) “[**]” shall mean:

(A) with respect to any [**] that is Controlled by ASTELLAS or its Affiliates as of the Effective Date or that is discovered by ASTELLAS or its Affiliates internally after the Effective Date, a [**] shall mean (1) [**];

(B) with respect to any [**] that is Controlled by ASTELLAS or its Affiliates as of the Effective Date or that is discovered by ASTELLAS or its Affiliates internally after the Effective Date, a [**] shall mean (1) [**];

(C) with respect to any [**] in-licensed or acquired by ASTELLAS or its Affiliates from a Third Party after the Effective Date, a [**] shall mean (1) [**]; or

(D) with respect to any [**] in-licensed or acquired by ASTELLAS or its Affiliates from a Third Party after the Effective Date, a [**] shall mean the [**].

9.7 Use of Patents and Know-How. Each Party hereby covenants that it (and its Affiliates and Sublicensees, as applicable) shall not practice the Patents or Know-How licensed to such Party hereunder outside the scope of the licenses to such Party under this Agreement, except to the extent permitted by, and in accordance with, this Agreement.

9.8 Reservation of Rights. No right, title or interest is granted by either Party whether expressly or by implication to or under any Patents or Know-How, other than those rights and licenses expressly granted in this Agreement. Each Party reserves to itself all rights not expressly granted under this Agreement. This Agreement shall not be deemed to restrict a Party from exploiting any of its rights not expressly granted to the other Party under this Agreement except as provided in Section 9.6.

9.9 Third-Party Technology. Neither AVEO nor ASTELLAS shall in-license any intellectual property that contains subject matter relevant to any Licensed Compound, Licensed Product or Licensed Product Biomarker without first conferring with the other Party and, if requested by AVEO, with KHK, as to the application of the intellectual property being licensed. If requested by the other Party or by KHK, as applicable, the licensing Party shall use good faith efforts to include in such in-licenses the ability to sublicense such intellectual property to be sublicensed to the other Party and to KHK, as applicable, on a pass-through basis for use in the JDCT or the Royalty-Bearing Territory (if the requesting Party is ASTELLAS), the JDCT (if the requesting party is AVEO), or the KHK Territory (if the requesting party is KHK) throughout the same scope as set forth in Section 9.1 (with respect to ASTELLAS), Section 9.4(a) (with respect to AVEO), and Section 9.4(b) (with respect to KHK), as applicable.

9.10 Technology Sublicensed from Third Parties. The licenses granted under this Article 9, to the extent they include (or come to include) sublicenses under Patents or Know-How of a Third Party, shall be subject to the terms and conditions of the agreement governing the license under which the sublicense is granted. Without limiting the generality of Section 9.3, if a good faith dispute between a Third Party (including KHK) and the Party that entered into a license with such Third Party arises about the interpretation of any provision of the agreement governing such Third Party license (including the KHK Agreement), the other Party shall use its Commercially Reasonable Efforts to ensure that its actions, if any, under this Agreement do not detrimentally affect the ability of the allegedly breaching Party to contest the interpretation advanced by such Third Party; provided, however, that in no event shall the obligation to exercise such Commercially Reasonable Efforts require such Party to waive any rights granted to it under this Agreement or otherwise available to it at law or in equity.

9.11 Cross-Territory Sales.

(a) The Parties recognize that it is possible that:

(i) Licensed Products originally sold by API (or its Affiliate, Sublicensee or Distributor) in the Royalty-Bearing Territory may be imported and resold in the JDCT, to AVEO’s detriment in that this would diminish sales of Licensed Products by AVEO US or APEL (and their respective Affiliates, Sublicensees and Distributors) in the JDCT;

(ii) Licensed Products sold by or under authority of AVEO (or its Affiliates, Sublicensees or Distributors) in the JDCT may be imported and resold in the Royalty-Bearing Territory, to API’s detriment in that this would diminish sales of Licensed Products by API (and its Affiliates, Sublicensees and Distributors) in the Royalty-Bearing Territory; or

(iii) Licensed Products originally sold by AVEO or ASTELLAS (or their respective Affiliates, Sublicensees or Distributors) in the Licensed Territory may be imported and resold in the KHK Territory, to KHK’s detriment in that this would diminish sales of Licensed Products by KHK (and its Affiliates, Sublicensees and Distributors) in the KHK Territory; or

(iv) Licensed Products originally sold by KHK (or its Affiliate, Sublicensee or Distributor) in the KHK Territory may be imported and resold in the Licensed Territory, to ASTELLAS and AVEO’s detriment in that this would diminish sales of Licensed Products by AVEO US OR APEL (and their respective Affiliates, Sublicensees and Distributors) in the JDCT or by API (and its Affiliates, Sublicensees and Distributors) in the Royalty-Bearing Territory.

(b) ASTELLAS and AVEO shall take legally permissible and reasonable measures (in the opinion of their respective legal counsel) to prevent any such sales, to the full extent permitted by Applicable Law. This shall include that, as required under Section 4.12 and Section 4.13 of the KHK Agreement, each of ASTELLAS and AVEO shall (i) label Licensed Products to be sold by such Party as being for sale within the Licensed Territory (or a country thereof, as applicable), and (ii) refrain from selling Licensed Products to any entity such Party has reason to believe will resell quantities of Licensed Product in the KHK Territory. If, despite taking such reasonable measures, cross-territory resales between the Licensed Territory and the KHK Territory nevertheless occur, the Parties, as their sole remedy, shall discuss with each other and, if requested by either Party, together with KHK, in good faith and mutually agree on an equitable mechanism to compensate the party losing sales in the JDCT, the Royalty-Bearing Territory or the KHK Territory, as applicable.

(c) If cross-Territory resales nevertheless occur within the Licensed Territory, the Parties shall discuss with each other in good faith and mutually agree on an equitable mechanism to compensate the other Party losing sales in the JDCT or the Royalty-Bearing Territory, as applicable.

9.12 Inventions by Service Providers.

(a) From all contractors performing services in connection with the Development, Manufacturing or Commercialization of Licensed Compounds, Licensed Products or Licensed Product Biomarkers hereunder (excluding Sublicensees who will be entitled to sell the Licensed Product for their own account), AVEO shall (i) obtain the royalty-free right of access and use by API and its Sublicensees (including further sublicenses by such Sublicensees) to Clinical Regulatory Filings and Safety Data developed by any such contractors as well as all underlying original data and documentation as described in Section 3.5, for purposes of Development and Commercialization of Licensed Products and Licensed Product Biomarkers in

the Field in the Licensed Territory under this Agreement, and (ii) obtain the royalty-free right to grant to API non-exclusive sublicenses (including the right of API to grant further sublicenses, and further sublicenses by such Sublicensees), having at least the same scope as the license granted to API in Section 9.1, under the Patents and Know-How developed by such contractors in the course of conducting activities with respect to Licensed Compounds, Licensed Products or Licensed Product Biomarkers that if claiming an invention invented by AVEO or Know-How owned or Controlled by AVEO would be AVEO Product Inventions or AVEO Know-How. ASTELLAS acknowledges that KHK is subject to similar obligations to AVEO under Section 4.14(b) of the KHK Agreement and that, subject to consultation with ASTELLAS and JSC oversight, AVEO shall use Commercially Reasonable Efforts to enforce such obligations against KHK if KHK fails to comply with such obligations. Information provided by an AVEO or KHK contractor (or of an AVEO or KHK contractor provided by AVEO or KHK) to ASTELLAS and its Sublicensees under this Section 9.12(a) shall be the Confidential Information of AVEO.

(b) From all contractors performing services in connection with the Development, Manufacturing or Commercialization of Licensed Compounds, Licensed Products or Licensed Product Biomarkers hereunder (excluding Sublicensees who will be entitled to sell the Licensed Product for their own account), ASTELLAS shall (i) obtain the royalty-free right of access and use by AVEO and KHK, and their respective Affiliates and Sublicensees (including further sublicenses by such Sublicensees), to Clinical Regulatory Filings and Safety Data developed by any such contractors, as well as all underlying original data and documentation as described in Section 3.5, for purposes of development, manufacturing and commercialization of Licensed Products and Licensed Product Biomarkers in the Field in the Licensed Territory (and the KHK Territory, as it relates to the rights granted to KHK); and (ii) obtain the royalty-free right to grant to AVEO and to KHK non-exclusive sublicenses (including the right of AVEO and KHK to grant further sublicenses, and further sublicenses by such sublicensees), having at least the same scope as the license granted to AVEO in Section 9.4(a) and the sublicense granted to KHK in Section 9.4(b), under the Patents and Know-How developed by such contractors in the course of conducting activities with respect to Licensed Compounds, Licensed Products or Licensed Product Biomarkers that if claiming an invention invented by ASTELLAS or Know-How owned or Controlled by ASTELLAS would be ASTELLAS Product Inventions or ASTELLAS Know-How. Information provided by an ASTELLAS contractor (or of an ASTELLAS contractor provided by ASTELLAS) to AVEO (including for access and use by KHK) and its Sublicensees under this Section 9.12(b) shall be the Confidential Information of ASTELLAS.

9.13 No Implied Licenses. Except as otherwise explicitly set forth in this Agreement, neither Party grants under its intellectual property (including Patents) any license, express or implied, to the other Party.

9.14 Bankruptcy. All rights and licenses granted under or pursuant to this Agreement by either Party to the other are and shall be deemed to be, for purposes of Section 365(n) of the Bankruptcy Code, licenses of rights to “intellectual property” as defined under Section 101(52) of the Bankruptcy Code. Each Party agrees that the other Party, as a licensee of such rights under this Agreement, shall retain and may fully exercise all of its rights and elections under the

Bankruptcy Code. Without limiting the foregoing, the Parties further agree that if a bankruptcy proceeding is commenced by or against one Party (the “Debtor”) then, in the event the Debtor rejects this Agreement pursuant to Section 365 of the Bankruptcy Code or otherwise Applicable Law and the other Party elects to retain its rights hereunder pursuant to Section 365(n) of the Bankruptcy Code or otherwise Applicable Law, the other Party shall be entitled to a complete duplicate of (or complete access to, as appropriate) any such intellectual property and all embodiments of such intellectual property. The Parties further agree, without limiting the foregoing, that unless and until the Debtor rejects this Agreement pursuant to Applicable Law, the Debtor shall perform all of its obligations hereunder or immediately provide to the other Party a complete duplicate of (or complete access to, as appropriate) any such intellectual property and all embodiments of such intellectual property, and the same, if not already in the other Party’s possession; provided, however, that upon assumption of this Agreement by the Debtor pursuant to Section 365 of the Bankruptcy Code or otherwise Applicable Law, the other Party shall promptly return all such tangible materials, intellectual property and embodiments thereof that have been provided to it solely as a result of this Section 9.14.

ARTICLE 10

COMPENSATION

10.1 Up-Front Payment. Within ten (10) Business Days after the Effective Date, API shall pay AVEO a one-time, upfront payment of Seventy Five Million U.S. Dollars (US$75,000,000). Such amount shall be non-refundable and shall not be creditable against any other amount due hereunder.

10.2 Research Funding. Within ten (10) Business Days after the Effective Date, API shall pay AVEO a one-time payment of Fifty Million U.S. Dollars (US$50,000,000) for research and development funding for the Development of Licensed Products and Licensed Product Biomarkers. Such amount shall be non-refundable and shall not be creditable against any other amount due hereunder.

10.3 JDCT Profit Share; Quarterly Reconciliations. N.A. Pre-Tax Profit or Loss shall be allocated fifty percent (50%) to each of AVEO US and AUS, and EU Pre-Tax Profit or Loss shall be allocated fifty percent (50%) to each of AVEO UK and APEL, such that ASTELLAS and AVEO shall each share fifty percent (50%) of Pre-Tax Profit or Loss with respect to each Profit-Share Product until such Profit-Share Product is permanently discontinued or no longer sold in North America or Europe, as applicable. Pre-Tax Profit or Loss shall be calculated in accordance with Exhibit H. The Parties shall conduct a quarterly reconciliation of Pre-Tax Profit or Loss in accordance with Exhibit H.

10.4 Development and Approval Milestone Payments for Licensed Products. API shall pay AVEO the following one-time milestone payments upon the first achievement of each milestone event indicated below (whether achieved by or on behalf of AVEO, API or their respective Affiliates or Sublicensees) with respect to the first Licensed Product to achieve such milestone event, on an Indication-by-Indication basis, as set forth below:

	Milestone Event	Milestone Payments (in U.S. Dollars)
(a)	[**]
	[**]	$	[	**]
	[**]	$	[	**]
	[**]	$	[	**]
	[**]	$	[	**]
(b)	[**]
	[**]	$	[	**]
	[**]	$	[	**]
	[**]	$	[	**]
	[**]	$	[	**]
	[**]	$	[	**]
(c)	[**]
	[**]	$	[	**]
	[**]	$	[	**]
	[**]	$	[	**]
(d)	[**]
	[**]	$	[	**]
	[**]	$	[	**]
	[**]	$	[	**]
(e)	For each Indication other than the Indications specified in clauses (a), (b), (c) and (d) above (each, an “Additional Indication”) (e.g., [**]), up to [**] Additional Indications:
	[**]	$	[	**]
	[**]	$	[	**]
	[**]	$	[	**]

Each milestone payment by API to AVEO pursuant to clauses (a), (b), (c) and (d) above shall be payable only once with respect to the first achievement of the milestone by a Licensed Product. Each milestone payment by API to AVEO pursuant to clause (e) above shall be payable up to [**] times (i.e., upon the first achievement of such milestone with respect to up to [**] Additional Indications). Each of the foregoing milestone payments shall be nonrefundable and non-creditable against any other payments due hereunder.

For the avoidance of doubt, for purposes of determining whether any of the milestones set forth in the table above has been achieved with respect to [**], as applicable, need not include [**].

For purposes of clarity, API shall pay AVEO (if not previously paid by API) (1) the milestone amount corresponding to the achievement of the [**] milestone event in subclause (b)(i) above upon the achievement of the milestone event in subclause (b)(ii) or (b)(iii) above, (2) the milestone amount corresponding to the achievement of the [**] milestone event in subclause (c)(i) above upon the achievement of the milestone event in subclause (c)(ii) above, (3) the milestone amount corresponding to the achievement of the [**] milestone event in subclause (d)(i) above upon the achievement of the milestone event in subclause (d)(ii) above, and (4) the milestone amount corresponding to the achievement of the [**] milestone event in subclause (e)(i) above upon the achievement of the milestone event in subclause (e)(ii) above.

Each milestone payment under this Section 10.4 shall be made by API within thirty (30) days after the achievement of the applicable milestone by API or any of its Affiliates or Sublicensees or, if achievement of such milestone is within the control of AVEO or any of its Affiliates or Sublicensees, within thirty (30) days following API’s receipt of written notice of the achievement or such milestone.

10.5 JDCT Milestones for Licensed Product Biomarkers. In addition to the milestones set forth in Section 10.4 above, API shall pay AVEO the following milestone payments upon the achievement of each milestone event indicated below (whether achieved by or on behalf of AVEO, API or their respective Affiliates or Sublicensees):

(a) API shall pay AVEO an additional [**] U.S. Dollars (US$[**]) upon [**]; and

(b) API shall pay AVEO an additional [**] U.S. Dollars (US$[**]) for each [**].

Each milestone payment by API to AVEO pursuant to clause (a) above shall be payable multiple times, with respect to the [**]. Each milestone payment by API to AVEO pursuant to clause (b) above shall be payable multiple times, with respect to each [**]. Each of the foregoing milestone payments shall be nonrefundable and non-creditable against any other payments due hereunder.

Each milestone payment under this Section 10.5 shall be made by API within thirty (30) days after the achievement of the applicable milestone by API or any of its Affiliates or Sublicensees or, if achievement of such milestone is within the control of AVEO or any of its Affiliates or Sublicensees, within thirty (30) days following API’s receipt of written notice of the achievement of such milestone.

10.6 Sales Milestones for the Licensed Territory. As to each of the sales milestones set forth below, API shall pay AVEO each of the one-time (for all Licensed Products and Licensed Product Biomarkers for all Indications, in aggregate), non-refundable, non-creditable sales milestone payments indicated below upon the first achievement of the sales milestone events set forth below.

Sales Milestone Event	Milestone Payment (in U.S. dollars)
Aggregate Net Sales in the Licensed Territory of $[**] over any period of four (4) consecutive calendar quarters	$ [**]
Aggregate Net Sales in the Licensed Territory of $[**] over any period of four (4) consecutive calendar quarters	$ [**]
Aggregate Net Sales in the Licensed Territory of $[**] over any period of four (4) consecutive calendar quarters	$ [**]
Aggregate Net Sales in the Licensed Territory of $[**] over any period of four (4) consecutive calendar quarters	$ [**]
Aggregate Net Sales in the Licensed Territory of $[**] over any period of four (4) consecutive calendar quarters	$ [**]
Aggregate Net Sales in the Licensed Territory of $[**] over any period of four (4) consecutive calendar quarters	$ [**]
Aggregate Net Sales in the Licensed Territory of $[**] over any period of four (4) consecutive calendar quarters	$ [**]

API shall pay AVEO the corresponding sales milestone payments within thirty (30) days following receipt of invoice from AVEO for such amount.

If a sales milestone payment set forth above in this Section 10.6 is earned based on aggregate Net Sales in the Licensed Territory over a period that is shorter in duration than four (4) consecutive calendar quarters, such payment shall become due and payable after the end of the earliest calendar quarter in which Net Sales sufficient to satisfy the applicable sales milestone event conditions were made. If more than one sales milestone event is achieved over the same consecutive four (4) calendar quarter period, then API shall pay all such sales milestone payments in accordance with this Section.

10.7 Royalty Payments. API shall pay AVEO royalties on Net Sales of Royalty-Bearing Products in the Royalty-Bearing Territory at the following rates with respect to all aggregate annual (calendar year) Net Sales achieved by API, its Affiliates and Sublicensees during the applicable Royalty Term (determined on a country-by-country and Licensed Product-by-Licensed Product basis in accordance with Section 10.10 below):

Annual Net Sales Level in the Royalty-Bearing Territory	Royalty Rate (Percentage of Net Sales)
Level 1: That portion of Net Sales in a given calendar year that is [**] U.S. dollars (US$[**]) or less.	[**] percent ([**]%)
Level 2: That portion of Net Sales in a given calendar year between [**] U.S. dollars (US$[**]) and [**] U.S. dollars (US$[**]).	[**] percent ([**]%)
Level 3: That portion of Net Sales in a given calendar year that is greater than or equal to [**] U.S. dollars (US$[**]).	[**] percent ([**]%)

10.8 Third Party Payments – General Case.

(a) Payments to KHK. As between the Parties, AVEO shall remain responsible for any and all amounts payable to KHK under the KHK Agreement, provided that any amounts due to KHK under the KHK Agreement on account of regulatory milestones associated with North America and any royalties associated with sales of Licensed Products in North America shall be deducted for purposes of calculating N.A. Pre-Tax Profit or Loss.

(b) Payments to Third Parties (Excluding KHK) in JDCT. Subject to Section 9.9, if either Party is required to pay to a Third Party (excluding KHK) any amounts to Develop, Manufacture or Commercialize a Licensed Compound, Licensed Product or Licensed Product Biomarker in the Field for the JDCT under a license with such Third Party, then such amounts shall be shared equally by the Parties as Third Party Blocking IP Costs in the calculation of Pre-Tax Profit or Loss; provided that the Parties have mutually agreed to the terms pursuant to which such Party shall obtain such a license from such Third Party under Patents or Know-How owned or controlled by such Third Party that Covers such Licensed Compound, Licensed Product or Licensed Product Biomarker, or the Manufacture, use, sale or importation thereof.

(c) Payments to Third Parties (Excluding KHK) in Royalty-Bearing Territory. Subject to Section 9.9 and except as otherwise set forth in Section 10.9, API shall be responsible for obtaining any rights from Third Parties (excluding KHK) necessary to Develop, Manufacture (to the extent that API is responsible for performing packaging and labeling hereunder) or Commercialize any Licensed Compound, Licensed Product or Licensed Product Biomarker in the Field for the Royalty-Bearing Territory. If API is required to pay to any such Third Party royalties to Develop, Manufacture or Commercialize such Licensed Compound, Licensed Product or Licensed Product Biomarker in the Field for the Royalty-Bearing Territory under such license (including royalties which API may be required to pay to a Third Party under Section 10.9(a)(iii)), then API shall be entitled to credit against royalties payable to AVEO under Section 10.7 each quarter hereunder an amount equal to [**] percent ([**]%) of the royalties paid by API to such Third Party for such quarter. However, in no event shall royalties payable to

AVEO hereunder in respect of any calendar quarter be reduced by more than [**] percent [**]%) thereof.

10.9 Third Party Payments – Specific Case.

(a) If it becomes necessary for either Party or their respective Affiliates or Sublicensees to access patent rights claiming priority from [**] in order to make, use or sell a Licensed Product in the Licensed Territory (i.e., if it issues and covers the Licensed Product actually being commercialized, and withstands any challenge KHK or AVEO may choose to bring), then:

(i) ASTELLAS acknowledges that KHK will be responsible, [**], for taking a license thereunder (on an exclusive or non-exclusive basis) or another similar right (such as a covenant not to sue) and for sublicensing (or otherwise transferring such license to AVEO and/or ASTELLAS and their respective Affiliates or Sublicensees) in accordance with the terms of the KHK Agreement. Subject to consultation with ASTELLAS and JSC oversight, AVEO shall use Commercially Reasonable Efforts to enforce the provisions of Section 5.6 of the KHK Agreement against KHK if KHK fails to comply with aforementioned obligations under the KHK Agreement;

(ii) the Parties shall be jointly responsible for, and shall share equally as a Third Party Blocking IP Cost in the calculation of Pre-Tax Profit or Loss, any excess costs and expenses associated with such license or sublicense (i.e., costs and expenses that are not covered by KHK) to the extent that the rights obtained by KHK and sublicensed to either Party are necessary to Develop, Manufacture or Commercialize Profit-Share Products for use or sale in the JDCT, provided that ASTELLAS shall not have any obligation to pay such Third Party Blocking IP Cost if ASTELLAS has no opportunity to discuss, review or approve aforementioned rights obtained by KHK; and

(iii) API shall be solely responsible for any excess costs and expenses associated with such license or sublicense (i.e., costs and expenses that are not covered by KHK) to the extent that the rights obtained by KHK and sublicensed to API are necessary to Develop, Manufacture or Commercialize Royalty-Bearing Products for use or sale in the Royalty-Bearing Territory, subject to Section 10.8(c) above, provided that API shall not have any obligation to pay such costs and expenses if API has no opportunity to discuss, review or approve aforementioned rights obtained by KHK.

(b) To the extent that AVEO is notified by KHK of KHK’s intent to commence any formal challenge to any such patents, AVEO will notify ASTELLAS and the Parties shall reasonably cooperate with each other and with KHK to discuss and seek to reach a common understanding whether such challenge would be likely to have a material adverse effect on AVEO’s or ASTELLAS’s (or their respective Affiliates’ or Sublicensees’) ability to commercialize the Licensed Product in the Licensed Territory and the most sensible course of action weighing the relevant probabilities, costs and benefits.

10.10 Royalty Term. “Royalty Term” means, on a Licensed Product-by-Licensed Product and country-by-country basis, the time from the first post-Marketing Approval sale of such Licensed Product in such country in the Royalty-Bearing Territory until the later to occur of:

(a) the expiration of the last Valid Claim claiming or Covering the composition of the Licensed Product in the country in which such Licensed Product is sold;

(b) the expiration of the last Valid Claim claiming or Covering the use of the Licensed Product in the country in which such Licensed Product is sold (but only for so long as no Generic Competition exists in such country); or

(c) twelve (12) years after the first post-Marketing Approval sale of such Licensed Product in such country.

10.11 Combination Products. If API or its Affiliate or Sublicensee sells any Licensed Product in the Royalty-Bearing Territory as a combination product containing one or more active ingredients in addition to a Licensed Compound (which may be either combined in a single formulation or bundled with separate formulations) (“Combination Product”), Net Sales for such Combination Product shall be calculated by multiplying actual Net Sales of such Combination Product by the fraction A/(A+B) where A is the invoice price of the Licensed Compound thereof if sold separately, and B is the total invoice price of any other active ingredient or ingredients in the combination, if sold separately. If, on a country-by-country basis, the other active ingredient or ingredients in the combination are not sold separately in such country, Net Sales for the purpose of determining royalties of the Combination Product shall be calculated by multiplying actual Net Sales of such Combination Product by the fraction A/C where A is the invoice price of the Licensed Product if sold separately, and C is the invoice price of the Combination Product. If, on a country-by-country basis, neither the Licensed Compound nor the other active ingredient or ingredients of the Combination Product is sold separately in such country, or the mechanics provided above are otherwise inapplicable, Net Sales for the purposes of determining royalties of the Combination Product shall be determined by the Parties in good faith, based on the relative fair market values of the different active ingredients and in accordance with standard and customary practice if any, and in looking in particular to the relative list prices in other countries if available. If the immediately preceding sentence applies, API shall in good faith propose to AVEO a Net Sales allocation for such Combination Product based on the principles set forth in the immediately preceding sentence, such other Party shall in good faith consider such proposal, and the Parties shall seek to reach agreement on such allocation. If the Parties are unable to reach such agreement within sixty (60) days of API’s proposal, then the matter shall be referred for non-binding resolution to a mutually agreeable individual (not affiliated with either Party) having expertise in the research, development, marketing and sales of similar pharmaceutical products (including experience in pricing and reimbursement), such resolution to occur within sixty (60) days after such referral. Such individual shall be instructed to determine the Net Sales allocation for such Combination Product using the following standard: the allocation shall be made based on the relative fair market value contribution made by each of the different active ingredients contained in such Combination Product to its overall sales price, determined in accordance with standard customary practice (if any), and looking in particular to the relative list prices in other countries, if available (the “Standard”). If either Party disagrees with the conclusions of such individual, then such Party shall refer the matter for resolution in accordance with Article 16. The standard to be applied in any arbitration of this allocation under Article 16 shall be the Standard (defined above in this Section 10.11).

10.12 Quarterly Payment Timings. All royalties due under Section 10.7 shall be paid quarterly, on a country-by-country basis, within [**] days after the end of the relevant calendar quarter for which royalties are due.

10.13 Royalty Payment Reports.

(a) Preliminary Reports. Within ten (10) days after the end of each calendar quarter (commencing with the first calendar quarter after commercial launch in the Royalty-Bearing Territory), API shall provide to AVEO a preliminary written report stating:

(i) Actual gross sales and deductions in the RBT for the first two (2) months of such calendar quarter, including:

(A) a statement of the amount of gross sales of Royalty-Bearing Products in the RBT during such two (2) month period;

(B) an itemized calculation of Net Sales (1) in the RBT as a whole and (2) on a country-by-country basis, showing for both (1) and (2) deductions provided for in the definition of “Net Sales” during such two (2) month period; and

(C) a calculation of the amount of royalty payment due on such Net Sales for such two (2) month period, less any amounts already remitted in accordance with Section 10.12 hereof; and

(ii) API’s good faith estimate of gross sales and deductions in the RBT for the last month of such calendar quarter, for financial reporting purposes.

(b) Final Reports. Within thirty (30) days after the end of each calendar quarter, API shall provide to AVEO a final written report stating:

(i) a statement of the amount of gross sales of Royalty-Bearing Products in the Royalty-Bearing Territory during such calendar quarter;

(ii) an itemized calculation of Net Sales (A) in the Royalty-Bearing Territory as a whole and (B) on a country-by-country basis, showing for both (A) and (B) deductions provided for in the definition of “Net Sales” during such calendar quarter; and

(iii) a calculation of the amount of royalty payment due on such Net Sales for such calendar quarter less any amounts already remitted in accordance with Section 10.12 hereof.

(c) Certain Requirements. Each report shall provide the information required on a country-by-country and Royalty-Bearing Product-by-Royalty-Bearing Product basis. Without limiting the generality of the foregoing, API shall require its Affiliates and Sublicensees to account for its Net Sales and to provide such reports with respect thereto as if such sales were made by API.

10.14 Payment Method. Except as otherwise provided in Section 10.17 regarding blocked currency, all payments due under this Agreement to a Party hereunder shall be made by bank wire transfer in immediately available funds to an account designated by such Party. All payments hereunder shall be made in the legal currency of the United States of America, and all references to “$” or “dollars” shall refer to United States dollars (i.e., the legal currency of the United States).

10.15 No Credits or Refunds. Except as otherwise explicitly stated in this Agreement, all payments to a Party hereunder shall be noncreditable and nonrefundable, except only to the extent that an audit conducted pursuant to Section 10.20 below confirms that a Party had overpaid amounts to the other Party, in which case such overpaid Party shall refund to the other Party the amount of such overpayment within thirty (30) days of receipt of an invoice therefor.

10.16 Taxes. The Party making a payment hereunder or otherwise incurring an obligation to withhold tax in respect of income allocable hereunder (the “Payor Party”) shall be responsible for and may withhold from payments made to the other Party (the “Payee Party”) under this Agreement any taxes required to be withheld by such Payor Party under Applicable Law. Any withholding taxes required to be paid by a Party with respect to income allocable to the other Party shall be remitted to the proper tax authorities at such time and in such manner as required by Applicable Law and, except as otherwise provided below, shall reduce the amounts otherwise payable to such other Party hereunder. If the amount of such taxes exceeds the amounts otherwise payable to such other Party hereunder, such other Party shall reimburse the first Party within ten (10) days of written demand therefor. If Payor Party is required to deduct and withhold taxes on any payment or income allocable to Payee Party and such withholding obligation arises as a result of any action by Payor Party that has the effect of modifying the tax treatment of the Parties (including any assignment or sublicense, or any failure on the part of Payor Party to comply with Applicable Law or filing or record retention requirements) (a “Withholding Tax Action”), then the sum payable by Payor Party (in respect of which such deduction or withholding is required to be made) shall be increased to the extent necessary to ensure that Payee Party actually receives the sum that it would have received had no such Withholding Tax Action occurred; provided, however, that no such increase shall apply to the extent such increase would have resulted (a) from a change in Applicable Law increasing the applicable withholding tax rate, which change occurs after the Effective Date, (b) in circumstances where actions or inactions of Payee Party or any of its Affiliates cause a change in the applicable withholding tax rate, for example, the failure of Payee Party to timely provide to Payor Party the appropriate treaty forms and the certificate of residence necessary for Payor Party to withhold at a more favorable rate or the assignment by Payee Party to an Affiliate or Third Party of the right to receive any payments hereunder or (c) from the failure of Payee Party to meet a limitation of benefits provision of the applicable tax treaty. Payor Party shall provide to Payee Party evidence of the payment to the proper tax authorities of any taxes withheld or paid on behalf of Payee Party. For purposes of clarity, the Parties acknowledge that (x) with respect to N.A. Pre-Tax Profit or Loss, the relationship between AVEO US and AUS shall be considered a partnership for U.S. tax purposes, and that, as between the Parties, AVEO US shall be responsible for any filings required to be made in the U.S. in connection with such partnership, and (y) with respect to EU Pre-Tax Profit or Loss, the relationship between AVEO UK and APEL shall be considered a partnership for U.K. tax purposes, and that, as between the Parties, APEL shall be responsible for any filings required to be made in the U.K. in connection with such partnership.

10.17 Blocked Currency. In each country where the local currency is blocked and cannot be removed from the country, royalties and any other amounts accrued in that country shall be paid to the payee Party in the country in local currency by deposit in a local bank designated by such payee Party, unless the Parties otherwise agree.

10.18 Sublicenses. If either Party grants any sublicenses in the Licensed Territory under this Agreement, such sublicenses shall include an obligation for the Sublicensee to (a) maintain records adequate to document and verify the proper consideration (including royalties) to be paid to the licensor Party; (b) provide reports with each payment to the licensor Party sufficient to allow such verification; and (c) allow the licensor Party to conduct an audit as requested by the other Party to verify the proper payment of royalties, milestones and such Party’s share of Pre-Tax Profit or Loss, if applicable (such audit right is not required to be any stronger than that of Section 10.20).

10.19 Foreign Exchange. All payments to be made by one Party to the other Party under this Agreement shall be made in United States Dollars and may be paid by bank wire transfer in immediately available funds to such bank account in the United States as may be designated in writing by the Payee Party from time to time. In the case of sales or expenses outside the United States, the rate of exchange to be used in computing the amount of currency equivalent in United States Dollars shall be made using the average of the exchange rates for the purchase and sale of U.S. dollars, as published in Oanda.com for the last Business Day of the calendar quarter to which such payment pertains. With any payment in relation to which a currency conversion is performed to calculate the amount of payment due, the Payor Party shall provide to the Payee Party a true, accurate and complete copy of the Oanda.com exchange rates used in the calculation.

10.20 Records; Inspection.

(a) Each Party (the “Auditee”) shall keep and ensure that its Affiliates keep complete and accurate records of its Development, Manufacturing and/or Commercialization activities, as applicable, including sales and other dispositions (including use in clinical trials, or provision on a compassionate use basis or as marketing samples) of the Licensed Products and Licensed Product Biomarkers, including all such records that may be necessary for the purposes of calculating all payments due to the other Party (the “Auditing Party”) under this Agreement. The Auditee shall make such records available for inspection by an accounting firm selected by the other Party (the “Auditor”) under Section 10.20(c) at the Auditee’s or its Affiliates premises where the relevant records are stored on reasonable notice during regular business hours (in accordance with the remaining provisions of this Section 10.20) no more than once in any calendar year.

(b) Upon timely request and at least thirty (30) Business Day’s prior written notice from the other Party, the Auditor shall be permitted to conduct such audit during regular business hours in such a manner as to not unnecessarily interfere with Auditee’s or its Affiliates’ normal business activities. Such audit shall be limited to results in any period that has not previously been audited under this Section 10.20, not to exceed [**] years prior to the audit notification.

(c) At the Auditing Party’s expense no more than once per calendar year, the Auditing Party has the right to retain an independent certified public accountant from a nationally recognized (in the U.S.) accounting firm (that is not an Affiliate of the Auditing Party) perform on behalf of the Auditor an audit, conducted in accordance with generally accepted auditing standards in the United States, of such books and records of the Auditee and its Affiliates as are deemed necessary by the independent public accountant to report on Net Sales, Pre-Tax Profit or Loss and any other amounts payable hereunder, for the period or periods requested by the Auditor and the correctness of any report or payments made under this Agreement (all subject to subsection (b)).

(d) In addition, each Party shall ensure that its Sublicensees keep complete and accurate records of such Sublicensee’s sales and other dispositions (including use in clinical trials, or provision on a compassionate use basis or as marketing samples) of the Licensed Products including all such records that may be necessary for the purposes of calculating all payments due under this Agreement. Each Party shall require that such Sublicensee make such records available for inspection by such Party, or an independent accounting firm selected by such Party, at least once during any calendar year in which the agreement between such Party and any Sublicensee is in effect and thereafter for a period of [**] years after the calendar year to which the audit pertains. Upon the reasonable request of the other Party with respect to any such Sublicensee, and no more than [**] in any calendar year, such Party shall exercise its audit rights with respect such Sublicensee and shall report the results of such audit to the other Party in accordance with Section 10.20(f).

(e) All information, data, documents and abstracts referred to in this Section 10.20 shall be used only for the purpose of verifying compliance with this Agreement, shall be treated as the Auditee’s Confidential Information subject to the obligations of this Agreement and need neither be retained more than [**] after completion of an audit hereof, if an audit has been requested; nor more than [**] years from the end of the calendar year to which each shall pertain; nor more than [**] years after the date of the expiration or termination of this Agreement.

(f) Audit results shall be shared between the Parties, and may be provided by AVEO to KHK. The Auditor shall be under written obligations to the Auditee (and, where applicable, any Sublicensee) of confidentiality and non-use (other than uses required by this Section 10.20) equivalent in scope to those set forth in Article 12 hereof.

(g) If the audit reveals an underpayment to the Auditing Party, the Auditee shall promptly pay to the Auditing Party the amount of such undisputed underpayment plus interest in accordance with Section 10.21. If the audit reveals that the undisputed monies owed by the Auditee to the Auditing Party has been understated by more than five percent (5%) for the period audited, the Auditee shall, in addition, pay the reasonable costs of such audit. If the audit reveals an undisputed overpayment to the Auditing Party, the amount of such overpayment shall be payable to the Auditee as provided in Section 10.15.

10.21 Interest. If either Party fails to make any payment due to the other Party under this Agreement, then interest shall accrue from the date the particular payment is due until paid at a rate equal to the Dollars prime or equivalent rate per annum quoted by The Wall Street Journal on the first Business Day after such payment is due, plus [**] percent ([**]%).

ARTICLE 11

PATENTS

11.1 Ownership and Disclosure of Inventions.

(a) Inventorship. Inventorship for purposes of this Agreement shall be determined in accordance with United States patent law.

(b) AVEO Product Inventions. As between the Parties, AVEO shall solely own the AVEO Product Inventions and the AVEO Product Invention Patents.

(c) ASTELLAS Product Inventions and ASTELLAS Patents. As between the Parties, API shall solely own the ASTELLAS Product Inventions and ASTELLAS Patents.

(d) Joint Inventions.

(i) AVEO US or AVEO UK, as applicable, and API shall jointly own the Joint Inventions, Jointly Owned Product Patents and Joint Other Invention Patents. The joint ownership of Joint Inventions, Jointly Owned Product Patents and Joint Other Inventions Patents shall be, on a worldwide basis with respect to each jurisdiction in which such a jointly owned Patent exists, joint ownership in accordance with and bearing with it the same rights as the joint ownership interests of co-inventors named on U.S. Patents under U.S. patent laws in the absence of a written agreement (including the right to practice the invention without having to obtain consent from and without having any duty of accounting to the other Party; and including the right to license others to do the same, without having to obtain consent from and without having any duty of accounting to the other Party), subject to Article 9 and except solely to the extent explicitly provided to the contrary in this Agreement (including Article 9 and Article 10).

(ii) To implement the rights of joint ownership throughout the world as provided for in clause (i) above, each of AVEO US or AVEO UK, as applicable, and API hereby assigns to the other, and hereby grants to the other all consents, licenses and waivers, in each case that are necessary to achieve such joint ownership and the rights associated with such joint ownership (as described in clause (i) above) worldwide, and agrees to provide documents evidencing or that may be required to record such assignments, consents, licenses and waivers promptly upon the other Party’s request. Each of the foregoing assignments and other grants is coupled with an interest. Promptly after requested in writing, each of AVEO US or AVEO UK, as applicable, and API shall provide to the other all documents and instruments required to evidence or record any such assignments, consents, licenses or waivers, or (to the extent otherwise consistent with this Agreement) to enforce rights in the assigned Patents. Each of AVEO US and AVEO UK, on the one hand, and API, on the other hand, hereby appoints the other as the appointing Party’s attorney-in-fact to execute and deliver each of the foregoing documents and instruments if the other Party is unable, after making reasonable inquiry, to obtain the appointing Party’s signature on any such documents and instruments. This Section 11.1(d)(ii) shall not be deemed, read, or used to contradict or undermine the Parties’ rights and obligations as set forth in Articles 9 and 10.

(e) Invention Disclosure. Without modifying or limiting the ownership and rights as provided for in Sections 11.1(a)-(d), each Party shall promptly disclose to the other Party any ASTELLAS Product Invention, Joint Product Invention, Joint Other Invention and AVEO Product Invention, as applicable, prior to any public disclosure or filing of a patent application and allow sufficient time for comment and review by the other Party as to whether such other Party would recommend for a Patent to be filed (by the Party who is entitled to do so in accordance with Section 11.2). For the avoidance of doubt, the recommending Party in this Section shall not automatically be regarded as the joint inventor of such inventions solely as a result of such recommendation.

11.2 Prosecution of Patents.

(a) Listed AVEO Patents and AVEO Product Invention Patents. Subject to Section 11.8:

(i) As between AVEO and ASTELLAS, AVEO shall be responsible for the filing, prosecution and maintenance of the Listed AVEO Patents and AVEO Product Invention Patents on a worldwide basis. As between AVEO and ASTELLAS, AVEO shall be responsible for paying one hundred percent (100%) of the prosecution and maintenance costs with respect to Listed AVEO Patents and AVEO Product Invention Patents worldwide.

(ii) API shall have the right to review and comment upon AVEO’s prosecution of the Listed AVEO Patents and AVEO Product Invention Patents in each case in the Licensed Territory. AVEO shall provide (or have provided by its patent attorney) to API, a copy of each substantive communication received from any patent authority, and a copy of each proposed submission to a patent authority in the Licensed Territory regarding a Listed AVEO Patent or AVEO Product Invention Patent reasonably in advance (but no less than thirty (30) days for API’s review) of making such filing. Furthermore, with respect to the preparation, filing, prosecution and maintenance of Listed AVEO Patents and AVEO Product Invention Patents in each case in the Licensed Territory, AVEO agrees to: (A) keep API reasonably informed with respect to such activities; (B) consult with API regarding such matters, including the final abandonment of any Listed AVEO Patent or AVEO Product Invention Patent claims; and (C) reasonably consider API’s comments.

(iii) If AVEO determines to abandon or not maintain any Patent that is a Listed AVEO Patent or an AVEO Product Invention Patent in each case in the Licensed Territory, then AVEO shall provide API with at least thirty (30) days prior written notice of such determination (or such other period of time reasonably necessary to allow API to assume such responsibilities). If API requests, any such Patent solely owned (but not in-licensed or jointly-owned) by AVEO shall be assigned to API and, API shall have the right, at its expense, to control the filing, prosecution and maintenance of it at its own expense, without affecting any of the other financial terms set forth in this Agreement. For purposes of clarity, such Patent shall no longer be deemed a Licensed Patent for all purposes of this Agreement.

(b) ASTELLAS Patents. Subject to Section 11.8:

(i) API shall be responsible for filing, prosecution and maintenance of the ASTELLAS Patents on a worldwide basis. API shall be responsible for paying one hundred percent (100%) of the prosecution and maintenance costs with respect to ASTELLAS Patents worldwide.

(ii) AVEO shall have the right to review and comment upon API’s prosecution of the ASTELLAS Patents in the Licensed Territory. API shall provide (or have provided by its patent attorney) to AVEO, a copy of each substantive communication received from any patent authority, and a copy of each proposed submission to a patent authority in the Licensed Territory regarding an ASTELLAS Patent reasonably in advance (but no less than thirty (30) days for AVEO’s review) of making such filing. Furthermore, with respect to the preparation, filing, prosecution and maintenance of ASTELLAS Patents in the Licensed Territory, API agrees to: (A) keep AVEO reasonably informed with respect to such activities; (B) consult with AVEO regarding such matters, including the final abandonment of any ASTELLAS Patent claims; and (C) reasonably consider AVEO’s comments.

(iii) If API determines to abandon or not maintain any ASTELLAS Patent in the Licensed Territory, then API shall provide AVEO with at least thirty (30) days prior written notice of such determination (or such other period of time reasonably necessary to allow AVEO to assume such responsibilities). If AVEO requests, any such Patent solely owned (but not in-licensed or jointly-owned) by API shall be assigned to AVEO and, AVEO shall have the right, at its expense, to control the filing, prosecution and maintenance of it at its expense, without affecting any of the other financial terms set forth in this Agreement.

(c) Jointly Owned Product Patents. Subject to Section 11.8:

(i) With respect to each Joint Product Invention, as between AVEO and ASTELLAS, AVEO shall prepare, file, prosecute and maintain the corresponding Jointly Owned Product Patents in the JDCT, and API shall prepare, file, prosecute and maintain the corresponding Jointly Owned Product Patents in the Royalty-Bearing Territory. AVEO and API shall share equally in the prosecution and maintenance costs incurred by either Party with respect to Jointly Owned Product Patents in the JDCT and in the Royalty-Bearing Territory.

(ii) AVEO shall have the right to review and comment upon API’s prosecution and maintenance of Jointly Owned Product Patents in the Royalty-Bearing Territory, and API shall have the right to review and comment upon AVEO’s prosecution and maintenance of Jointly Owned Product Patents in the JDCT. The Party responsible for prosecution and maintenance (the “Prosecuting Party”) of Jointly Owned Product Patents in the JDCT or the Royalty-Bearing Territory, as applicable, shall provide (or have provided by its patent attorney) to the other Party, a copy of each substantive communication received from any patent authority, and a copy of each proposed submission to a patent authority in the JDCT (if the Prosecuting Party is AVEO) or the Royalty-Bearing Territory (if the Prosecuting Party is API) regarding a Jointly Owned Product Patent reasonably in advance (but no less than thirty (30) days for the other Party’s review) of making such filing in the JDCT or the Royalty-Bearing Territory, as applicable. Furthermore, with respect to the preparation, filing, prosecution and maintenance of Jointly Owned Product Patents in the JDCT (if the Prosecuting Party is AVEO) or the Royalty-Bearing Territory (if the Prosecuting Party is API), the Prosecuting Party agrees to: (A) keep the other Party reasonably informed with respect to such activities; (B) consult with the other Party regarding such matters, including the final abandonment of any Jointly Owned Product Patent claims; and (C) reasonably consider the other Party’s comments.

(iii) If the Prosecuting Party determines to abandon or not maintain any Jointly Owned Product Patent in the JDCT (if the Prosecuting Party is AVEO), or the Royalty-Bearing Territory (if the Prosecuting Party is API), then such Prosecuting Party shall provide the other Party with at least sixty (60) days prior written notice of such determination (or such other period of time reasonably necessary to allow the other Party to assume such responsibilities). If the other Party requests, any such Patent shall be assigned to the other Party and, the other Party shall have the right, at its expense, to control the filing, prosecution and maintenance of the Patent that would otherwise have gone abandoned at its expense, without affecting any of the other financial terms set forth in this Agreement.

(d) Joint Other Invention Patents. With respect to each Joint Other Invention, AVEO and API shall confer and agree upon which Party shall prosecute or maintain the corresponding Joint Other Invention Patent. Either Party may disclaim its interest in any particular patent application or patent that is a Joint Other Invention Patent on thirty (30) days written notice to the other Party, in which case:

(i) the disclaiming Party shall assign its ownership interest in such Patent to the other Party for no additional consideration;

(ii) the Party that is then the sole owner shall be solely responsible for all future costs of such patent application or patent; and

(iii) the disclaiming Party shall hold no further rights thereunder.

(e) Certain Proceedings. For the purposes of this Section 11.2 and the definition of Patent and Trademark Costs, “prosecution” shall include defending the applicable Patents in proceedings such as oppositions, reexaminations, interferences, nullities or other administrative actions in which a Third Party contests the inventorship, validity, title or enforceability of a Patent, provided, however, in the event there is conflict between this Section 11.2 and Section 11.4, or conflict between Sections 11.2 and 11.5, then Section 11.4 or Section 11.5 shall control.

(f) Affiliates/Sublicensees. API may grant to its Affiliates or Sublicensees all or certain of its rights with respect to the preparation, filing, prosecution and maintenance of Licensed Patents and ASTELLAS Patents, set forth in this Section 11.2, and AVEO may grant to its Affiliates and Sublicensees all or certain of its rights with respect to the preparation, filing and prosecution of the Listed AVEO Patents and AVEO Product Invention Patents set forth in this Section 11.2.

11.3 Patent Term Extensions.

(a) Discussion of Patent Term Extensions. AVEO and API shall discuss (with each other and, subject to Section 9.3(c), with KHK) and seek to reach mutual agreement for which, if any, of the Patents within the Licensed Patents, Jointly Owned Product Patents, and the ASTELLAS Patents, in each case in the Licensed Territory, the owner of record of the Patent in question shall apply to extend the patent term with respect to Licensed Products (and related Licensed Product Biomarkers), pursuant to patent term extension laws or regulations or Supplemental Protection Certificate laws and regulations in the Licensed Territory. ASTELLAS acknowledges that, KHK’s consent is required (in KHK’s sole discretion) for the extension of any Licensed Patent (as defined in the KHK Agreement) other than a License-Specific Licensed Patent (as defined in the KHK Agreement).

(b) Final Decision-Making Authority. If AVEO and API cannot reach agreement as to whether to apply to extend the term of a particular Patent in the Licensed Territory, then, subject to Section 11.8:

(i) Listed AVEO Patent: if the Patent is a Listed AVEO Patent, as between the Parties, AVEO shall have the right to make the final decision with respect to the JDCT, and API shall have the right to make the final decision with respect to the Royalty-Bearing Territory (which decision AVEO shall have the sole right and responsibility to seek to implement vis-à-vis KHK, subject to JSC oversight);

(ii) AVEO Product Invention Patent: if the Patent is an AVEO Product Invention Patent, as between the Parties, AVEO shall have the right to make the final decision with respect to the JDCT, and API shall have the right to make the final decision with respect to the Royalty-Bearing Territory;

(iii) ASTELLAS Patent: if the Patent is an ASTELLAS Patent, API shall have the right to make the final decision with respect to the Licensed Territory;

(iv) Jointly Owned Product Patent: if the Patent is a Jointly Owned Product Patent, AVEO shall have the right to make the final decision with respect to the JDCT, and API shall have the right to make the final decision with respect to the Royalty-Bearing Territory;

Provided that, in each of the foregoing cases, if API has the right to make the final decision with respect to extending the patent term for a Licensed Patent and determines to extend an ASTELLAS Patent in the Royalty-Bearing Territory (where applicable, if permitted under the agreement by which API obtained its license rights to such ASTELLAS Patent), but a Licensed Patent could have been extended instead, then claims in such Licensed Patent shall continue for purposes of determining all affected Royalty Terms to be deemed “Valid Claims” throughout the term of the extension that was available for the Licensed Patent, notwithstanding that they will have earlier expired.

11.4 Infringement of Patents by Third Parties.

(a) Notification. Each Party shall promptly notify the other Party in writing if the notifying Party reasonably believes that any Licensed Patent or ASTELLAS Patent is being or has been infringed or misappropriated in the Licensed Territory or the KHK Territory by a Third Party (such infringement, together with any that may be imminently threatened to occur by any potential generic version of a Licensed Product arising under the implementing procedures of 35 U.S.C. 271(e)(2) or ex-U.S. equivalent, “Infringement,” and “Infringe” shall be interpreted accordingly). In addition, AVEO shall promptly notify ASTELLAS in writing if AVEO receives any notice from KHK that any ASTELLAS Patent is Infringed in the KHK Territory.

(b) Competitive Infringement of Licensed Patents (Including Listed AVEO Patents, AVEO Product Invention Patents and Jointly Owned Product Patents).

(i) First Right. With respect to activities or conduct of a Third Party in the Field in the JDCT that compete with, or are expected to compete with, or otherwise materially affect the market for, Licensed Products in the Licensed Territory (“Competitive Infringement”), (A) AVEO shall have the first right, but not the obligation, to enforce the Listed AVEO Patents, AVEO Product Invention Patents and Jointly Owned Product Patents with respect to any such Competitive Infringement in the JDCT, and (B) API (or its Affiliate) shall have the first right, but not the obligation, to enforce the Listed AVEO Patents, AVEO Product Invention Patents and Jointly Owned Product Patents with respect to any such Competitive Infringement in the Royalty-Bearing Territory. The Party with the right to enforce under this Section 11.4(b)(i) (the “Enforcing Party”) shall reasonably consider the other Party’s comments on any such enforcement activities.

(ii) Back-up Right. If the Enforcing Party under subclause (i) above does not bring action to prevent or abate the Competitive Infringement in the JDCT (if AVEO is the Enforcing Party) or the Royalty-Bearing Territory (if API or its Affiliate is the Enforcing Party) within [**] days (or [**] Business Days in the case of an action brought under the Hatch-Waxman Act or any ex-U.S. equivalent of the Hatch-Waxman Act) after notification thereof to or by the other Party pursuant to Section 11.4(a), then, subject to Section 11.8, API (or its Affiliate) shall have the right, but not the obligation, to bring an appropriate action in the JDCT (if AVEO is the Enforcing Party), and AVEO shall have the right, but not the obligation, to bring an appropriate action in the Royalty-Bearing Territory (if API or its Affiliate is the Enforcing Party) against any Person engaged in such Competitive Infringement, whether direct or contributory; provided, however, that such Party shall not initiate legal action without first conferring with the Enforcing Party and considering in good faith the Enforcing Party’s reasons for not bringing any such action.

(iii) Costs. The Parties shall share equally in the costs and expenses for enforcement of the foregoing Licensed Patents in the JDCT under this Section 11.4(b) (which costs and expenses, for purposes of clarity, shall be included as Patent and Trademark Costs in the calculation of Pre-Tax Profit or Loss), and, except as provided in Section 11.4(h), API shall bear all costs and expenses for enforcement of the foregoing Licensed Patents in the Royalty-Bearing Territory under this Section 11.4(b) (including the costs of the other Party’s cooperation as required under subsection (f)), provided, however, if AVEO exercises its back-up right under Section 11.4(b)(ii), then AVEO shall bear all costs and expenses for enforcement of the foregoing Licensed Patents in the Royalty-Bearing Territory under this Section 11.4(b) (including the costs of the other Party’s cooperation as required under subsection (f)).

(c) Competitive Infringement of ASTELLAS Patents. For purposes of clarity, API or its Affiliates shall have the sole right, but not the obligation, to enforce the ASTELLAS Patents with respect to any Competitive Infringement in the Licensed Territory. API and its Affiliates shall keep AVEO reasonably informed with respect to any such enforcement activities, and shall reasonably consider AVEO’s comments on any such enforcement activities, including conferring with AVEO with respect to any decision by API or the applicable Affiliate for not bringing any action to prevent or abate the Competitive Infringement in the JDCT.

(d) KHK Right to Enforce Certain Infringements. ASTELLAS acknowledges that KHK has certain rights (but not the obligation) under the KHK Agreement to enforce certain Licensed Patents with respect to activities or conduct of a Third Party in or for the Field outside the Licensed Territory or outside the Field worldwide, and with respect to certain Infringements in the Territory (other than a Competitive Infringement in the Licensed Territory), and that each of the Party’s rights and obligations with respect to enforcement of Licensed Patents hereunder shall be subject to such KHK rights.

(e) Third Party Infringement of Jointly Owned Product Patents and Joint Other Invention Patents. With respect to any Third Party Infringement of (i) Jointly Owned Product Patents anywhere in the Licensed Territory (other than a Competitive Infringement in the Licensed Territory), or (ii) Joint Other Invention Patents, the Parties shall confer with each other and take such action in such manner as they shall agree. If the Parties are unable after a reasonable period of time to agree on how to proceed, then each Party may, at its own cost and expense, exercise its rights as joint owner of the affected Joint Patent in accordance with the allocation of joint ownership rights as expressed in Section 11.1. If the Parties mutually agree on how to proceed in the JDCT, the Parties shall share equally in the costs and expenses for enforcement of the foregoing Patents in the JDCT under this Section 11.4(e) (which costs and expenses, for purposes of clarity, shall be included as Patent and Trademark Costs in the calculation of Pre-Tax Profit or Loss). Except as provided in Section 11.4(h), API shall bear all costs and expenses for enforcement of the foregoing Patents in the Royalty-Bearing Territory under this Section 11.4(e) (including the costs of the other Party’s cooperation as required under subsection (f)).

(f) Participation of the Other Party with Respect to Infringement Suits. If a Party brings an action against infringement under Section 11.4(b) or Section 11.4(e), the other Party shall be entitled to separate representation in such matter by counsel of its own choice and at its own expense, and such Party shall cooperate fully with the Party bringing such action including by being joined as a party plaintiff if necessary to obtain standing for such action (all at the expense on a pass-through basis of the prosecuting Party). ASTELLAS acknowledges that KHK has the right under the KHK Agreement to participate in any such action in accordance with the terms thereof.

(g) Settlement.

(i) AVEO shall not settle a claim brought under Section 11.4(b) or Section 11.4(e) involving Licensed Patents (including Jointly Owned Product Patents) in a manner that would limit or restrict the ability of ASTELLAS to sell Licensed Products for use in the Field in the Licensed Territory, impair the co-exclusivity of API’s rights hereunder with respect to the JDCT or the exclusivity of API’s rights hereunder with respect to the Royalty-Bearing Territory, or that would limit or restrict the ability of KHK to sell Licensed Products in the KHK Territory or for use outside the Field worldwide or impair the exclusivity of KHK’s rights under the KHK Agreement, in each case without the prior written consent of ASTELLAS (which consent shall not be unreasonably withheld, conditioned or delayed) and, if applicable, KHK.

(ii) ASTELLAS shall not settle a claim brought under Section 11.4(b), Section 11.4(c) or Section 11.4(e) involving Licensed Patents (including Jointly Owned Product Patents) or ASTELLAS Patents, as applicable, that would limit or restrict the ability of AVEO to sell Licensed Products in the JDCT, impair the co-exclusivity of AVEO’s rights hereunder with respect to the JDCT, or that would limit or restrict the ability of KHK to sell Licensed Products in the KHK Territory or for use outside the Field worldwide, or impair the exclusivity of KHK’s rights under the KHK Agreement, in each case without the prior written consent of AVEO (which consent shall not be unreasonably withheld, conditioned or delayed) and, if applicable, KHK.

(h) Allocation of Proceeds. If monetary damages are recovered from any Third Party in an action brought by a Party under Section 11.4(b) or Section 11.4(e) with respect to any Competitive Infringement or Infringement, as applicable, in the Licensed Territory, such recovery shall be allocated to the Parties as set forth below:

(i) first, to reimburse the Parties for any costs and expenses incurred by such Parties in such litigation (including, for this purpose, a reasonable allocation of expenses of internal counsel or other personnel acting in such capacity (i.e., coordination of litigation matters and the like)) to the extent not previously reimbursed and, solely to the extent required under Section 6.5(g) of the KHK Agreement, to reimburse KHK for costs and expenses incurred by KHK in such litigation; and

(ii) the portion of any remaining amounts after the allocation in clause (i) above that represents recovery for [**] shall be applied to KHK as follows:

(A) the portion of any such remaining amounts that represents recovery for [**] on any action brought under Section 11.4(b) above (1) to the extent [**], with the remaining portion of the [**] that does not represent treble or punitive damages being allocated to AVEO and ASTELLAS in accordance with clause (iii) below; and (2) to the extent [**] shall be allocated [**] percent ([**]%) to KHK and [**] percent ([**]%) to AVEO and ASTELLAS in accordance with clause (iii) below;

(B) the [**] on any action brought by KHK after exercising its back-up enforcement rights under Section 6.5(b)(ii) of the KHK Agreement shall be allocated to KHK in the same amount as under subclause (A) above that AVEO or ASTELLAS, as applicable, would have received if the action had been brought by AVEO or ASTELLAS, as applicable, under Section 11.4(b) above, with the [**] under this subclause (B) being allocated to AVEO and ASTELLAS in accordance with clause (iii) below;

(C) the portion of any such remaining amounts that represents recoveries in relation to lost sales of Licensed Products in the KHK Territory or of Licensed Products for use outside the Field in the Licensed Territory shall be allocated to KHK; and

(D) the portion of any such remaining amounts that represents recovery for Infringement in an action brought with respect to any Licensed Patents that fall within the definition of Jointly Owned Product Patents (as defined in the KHK Agreement) or Joint Other Invention Patents (as defined in the KHK Agreement) pursuant to Section 6.5(d) of the KHK Agreement shall be [**] percent ([**]%) to KHK and [**] percent ([**]%) to AVEO and ASTELLAS in accordance with clause (iii) below, unless KHK and AVEO agree in writing to a different allocation (which agreement AVEO shall not provide to KHK without ASTELLAS’s agreement on such terms); and

(iii) any remaining amounts after the allocation in clauses (i) and (ii) above shall be allocated [**] percent ([**]%) to the Party controlling such litigation and [**] percent ([**]%) to the other Party [**], and such remaining amounts after the allocation in clauses (i) and (ii) above shall be [**].

(i) Affiliates/Sublicensees. API may grant to its Affiliates or Sublicensees its rights to enforce Licensed Patents as set forth in this Section 11.4, and vice versa for AVEO and its Affiliates and its Sublicensees.

11.5 Infringement of Third-Party Rights. If any Licensed Product Manufactured, used or sold by AVEO or its Affiliates or Sublicensees becomes the subject of a Third Party’s claim or assertion of infringement of a Patent granted by a jurisdiction within the JDCT, or if any Licensed Product Manufactured, used or sold by ASTELLAS or its Affiliates or Sublicensees becomes the subject of a Third Party’s claim or assertion of infringement of a Patent granted by a jurisdiction within the JDCT or the Royalty-Bearing Territory, in each case relating to the Manufacture, use, sale, offer for sale or importation of Licensed Product, the Party first having notice of the claim or assertion shall promptly notify the other Party, and the Parties shall promptly confer to consider the claim or assertion and the appropriate course of action. Unless the Parties otherwise agree in writing, each Party shall have the right to defend itself against a suit that names it as a defendant, subject to the indemnification provisions of Article 14. Neither Party shall enter into any settlement of any claim described in this Section 11.5 that affects the other Party’s rights or interests (or the rights or interests of KHK under the KHK Agreement) without such other Party’s (or KHK’s, if applicable) written consent, which consent shall not be unreasonably withheld or delayed. Any judgments, settlements, awards or other amounts received by either Party as a result of the defense of any such Third Party claim or assertion of Patent infringement within the JDCT shall be included as proceeds in the calculation of Pre-Tax Profit or Loss, and any Losses payable by either Party as a result of the defense of any such Third Party claim or assertion of Patent infringement within the JDCT shall be included as an Allowable Expense in the calculation of Pre-Tax Profit or Loss, in each case which shall be shared equally by the Parties. Any judgments, settlements, awards or other amounts received by API as a result of the defense of any such Third Party claim or assertion of Patent infringement within the RBT shall be [**], and any Losses payable by API as a result of the defense of any such Third Party claim or assertion of Patent infringement within the RBT shall be [**]. In any event, the Parties shall reasonably assist one another and cooperate in any such litigation at the other Party’s request and expense.

11.6 Patent Marking. ASTELLAS (or its Affiliate, Sublicensee or Distributor) shall mark Licensed Products (and related Licensed Product Biomarkers) marketed and sold by ASTELLAS (or its Affiliate, Sublicensee or Distributor) hereunder with appropriate Licensed Patent numbers or indicia at AVEO’s request to the extent permitted by Applicable Law, in those countries in which such notices affect recoveries of damages or equitable remedies available with respect to infringements of patents.

11.7 Patent Oppositions and Other Proceedings. If either Party desires to bring an opposition, action for declaratory judgment, nullity action, interference, reexamination or other attack upon the validity, title or enforceability of a Patent owned or controlled by a Third Party that covers or may cover the Manufacture, use for the Field or sale of any Licensed Product (or related Licensed Product Biomarker), such Party shall so notify the other Party. The Parties shall discuss in good faith the rationale for, and proposed actions to be taken, with respect to such opposition or other action.

11.8 In-Licensed Patents.

(a) ASTELLAS acknowledges and agrees that, without limiting the generality of Section 9.3, any rights granted to ASTELLAS under this Article 11 with respect to the prosecution or enforcement of Listed AVEO Patents, AVEO Product Invention Patents or other Licensed Patents (including the right to decide on matters related to patent term extensions) shall be subject to the following rights of, and obligations to, KHK under the KHK Agreement:

(i) Pursuant to Section 6.2(a) of the KHK Agreement, KHK shall have the first right and responsibility for filing, prosecution and maintenance of the Listed AVEO Patents and any other Licensed Patents that fall within the definition of Kirin Product Invention

Patents (as defined in the KHK Agreement) on a worldwide basis, with AVEO having step-in rights on prosecution and maintenance if KHK determines to abandon or not maintain any such Listed AVEO Patent;

(ii) Pursuant to Section 6.2(c) of the KHK Agreement, KHK shall have the first right and responsibility for filing, prosecution and maintenance of any Licensed Patents that fall within the definition of Jointly Owned Product Patents (as defined in the KHK Agreement) in the KHK Territory, and, as between KHK and AVEO, AVEO shall have the first right and responsibility for filing, prosecution and maintenance of such Licensed Patents in the Licensed Territory, subject to (A) keeping the other party reasonably informed with respect to such activities, consulting with the other party on such matters (including with respect to final abandonment of any claims), and reasonably considering the other party’s comments, (B) reasonable cooperation and mutual agreement on (and sharing costs equally with respect to) filings that are applicable to both the KHK Territory and the Licensed Territory, and (C) the other party having the right to step-in on prosecution and maintenance if the original prosecuting party determines to abandon or not maintain any such Licensed Patent in the would-be-abandoning party’s territory;

(iii) Pursuant to Section 6.2(d) of the KHK Agreement, ASTELLAS acknowledges that KHK and AVEO have agreed to confer and agree upon which party shall prosecute and/or maintain any Joint Other Invention Patent (as defined in the KHK Agreement). AVEO shall not undertake such conference or agreement with KHK with respect to any Licensed Patent without the Parties’ mutual agreement (which agreement shall not be unreasonably withheld, conditioned or delayed by either Party);

(iv) If AVEO or ASTELLAS, as applicable, does not bring action to prevent or abate Competitive Infringement of any Licensed Patents within [**] days (or [**] days in the case of an action brought under the Hatch-Waxman Act or any ex-U.S. equivalent of the Hatch-Waxman Act) after notification thereof to or by such Party pursuant to Section 11.4(a) above, then KHK shall have a back-up right under Section 6.5(b)(ii) of the KHK Agreement to bring, at its own expense, an appropriate action in the Licensed Territory against any person or entity engaged in any such Competitive Infringement directly or contributorily. The Parties acknowledge that KHK has agreed under the KHK Agreement not to initiate legal action without first conferring with AVEO (and AVEO shall not undertake such conference without ASTELLAS to the extent related to any Competitive Infringement in the Royalty-Bearing Territory, unless otherwise mutually agreed by the Parties) and considering in good faith AVEO’s (and ASTELLAS’s, if applicable) reasons for not bringing any such action;

(v) KHK shall have the sole right under Section 6.5(a)(iii) of the KHK Agreement to enforce the Listed AVEO Patents and Licensed Patents that fall within the definition of Kirin Product Invention Patents (as defined in the KHK Agreement) and/or Jointly Owned Product Patents (as defined in the KHK Agreement) with respect to activities or conduct of a Third Party in or for the Field in the KHK Territory or outside the Field worldwide;

(vi) KHK shall have the exclusive right under Section 6.5(c) of the KHK Agreement to prevent or abate any Infringement of any Listed AVEO Patents or Licensed

Patents that fall within the definition of Kirin Product Invention Patents (as defined in the KHK Agreement) anywhere in the world (including in the Licensed Territory) other than Competitive Infringement in the Licensed Territory or Infringement in the KHK Territory resulting from activities or conduct of a Third Party in or for the Field in the KHK Territory that compete with, or are expected to compete with, or otherwise materially affect the market for, Licensed Products in the KHK Territory. In such event, the Parties acknowledge that KHK has agreed to notify AVEO of such Infringement (in which event, AVEO shall notify ASTELLAS) and to keep AVEO reasonably informed with respect to the disposition of any action taken in connection therewith (in which event, AVEO shall pass along such information to ASTELLAS);

(vii) With respect to any Third Party Infringement of any Licensed Patents that fall within the definition of Jointly Owned Product Patents (as defined in the KHK Agreement) anywhere in the world (including in the Licensed Territory) other than a Competitive Infringement in the Licensed Territory or an Infringement in the KHK Territory that competes with, or is expected to compete with, or otherwise materially affect the market for, Licensed Products in the KHK Territory, AVEO (and ASTELLAS, with respect to any Competitive Infringement in the Royalty-Bearing Territory) shall confer with KHK pursuant to Section 6.5(d) of the KHK Agreement and take such action in such manner as all parties agree. If the parties are unable after a reasonable period of time to agree on how to proceed, then KHK and AVEO may exercise their rights as joint owners of the affected Licensed Patent in accordance with the allocation of joint ownership rights as expressed in Section 6.1 of the KHK Agreement; and

(viii) Pursuant to Section 6.5(e) of the KHK Agreement, if either AVEO or ASTELLAS brings an action against infringement related to any of the Licensed Patents under Section 11.4 above for which KHK has back-up enforcement rights, the Parties acknowledge that KHK shall be entitled to separate representation in such matter by counsel of its own choice and at its own expense.

(b) Subject to Sections 9.9 and 10.8, without limiting the generality of clause (a) above, if there are at any time any Licensed Patents that are in-licensed by AVEO instead of owned by AVEO (or any AVEO Affiliate) and that are made known to ASTELLAS by AVEO in writing, then Sections 11.2(a), 11.3 and 11.4 shall apply to the prosecution or enforcement of such Patents, as the case may be, in the same way as if they were Licensed Patents owned by AVEO, to the full extent AVEO has prosecution and enforcement rights under the agreement by which AVEO received its license rights to such Patents that are in-licensed by AVEO instead of owned by AVEO (or any AVEO Affiliate), and subject to the rights of the Third Party licensor under such agreement.

(c) Subject to Sections 9.9 and 10.8, if there are at any time any ASTELLAS Patents that are in-licensed by ASTELLAS instead of owned by ASTELLAS (or an ASTELLAS Affiliate) and that are made known to AVEO by ASTELLAS in writing, then Sections 11.2(b), 11.3 and 11.4 shall apply to the prosecution and enforcement of such Patents, as the case may be, in the same way as if they were ASTELLAS Patents owned by ASTELLAS, to the full extent ASTELLAS has prosecution and enforcement rights under the agreement by which ASTELLAS received its license rights to such ASTELLAS Patents that are in-licensed by ASTELLAS instead of owned by ASTELLAS (or an ASTELLAS Affiliate), and subject to the rights of the Third Party licensor under such agreement.

ARTICLE 12

CONFIDENTIALITY

12.1 Treatment of Confidential Information. The Parties agree that during the Term, and for a period of five (5) years after the Term expires in the last country or jurisdiction, as applicable, in the Licensed Territory in which it expires or is terminated, a Party receiving Confidential Information of any other Party shall (a) maintain in confidence such Confidential Information to the same extent such Party maintains its own most highly confidential proprietary information (but at a minimum each Party shall use Commercially Reasonable Efforts to maintain such Confidential Information in confidence), (b) not disclose such Confidential Information to any Third Party without prior written consent of the other Party, and (c) not use such Confidential Information for any purpose except those permitted by this Agreement or the KHK Agreement.

12.2 Authorized Disclosure. Notwithstanding Section 12.1, a Party may disclose Confidential Information of another Party to the extent such disclosure is reasonably necessary in the following instances:

(a) filing for, prosecuting or maintaining Patents;

(b) regulatory filings;

(c) prosecuting or defending litigation;

(d) complying with applicable governmental regulations or submitting information to tax or other governmental authorities, provided that if the receiving Party is required by Applicable Law to make any public disclosures of Confidential Information of the disclosing Party, to the extent it may legally do so, it will give reasonable advance notice to the disclosing Party of such disclosure and will use its reasonable efforts to secure confidential treatment of Confidential Information prior to its disclosure (whether through protective orders or otherwise);

(e) to (i) its Affiliates, and to prospective and actual licensees, Sublicensees, Distributors, acquirors, employees, consultants, agents, accountants, lawyers, advisors and investors, and (ii) others in order to (and solely to the extent required to) exercise such Party’s rights or fulfill its obligations under this Agreement or the KHK Agreement (including commercialization or sublicensing of Licensed Patents, Licensed Know-How or Licensed Products) on a need to know basis, each of whom in (i) and (ii) prior to disclosure must be bound by similar obligations of confidentiality and non-use substantially equivalent in scope to those set forth in this Article 12 and that are of reasonable duration in view of the circumstances of the disclosure; and

(f) to the extent mutually agreed to in writing by the Parties.

12.3 Publicity.

(a) The Parties have agreed to issue a joint press release in the form and with the content set forth on Exhibit J for the initial public announcement of the execution of this Agreement. Any other publication, news release or other public announcement by either Party regarding the execution or terms of this Agreement, shall first be reviewed and approved by the other Party, which approval shall not be unreasonably withheld, conditioned or delayed.

(b) In addition, each Party shall submit to the other Party for review and comment not less than five (5) Business Days in advance any significant public announcement regarding Licensed Compounds’, Licensed Products’ or Licensed Product Biomarkers’ performance and achievements hereunder or under the KHK Agreement and shall consider in good faith any comments made by the other Party therein. In case of any disclosure that is required by Applicable Law as reasonably advised by the disclosing Party’s counsel, such Party will provide the other Party with prompt notice of the required disclosure (but in any event no less than two (2) Business Days unless advised by legal counsel that more rapid disclosure is required under the circumstances), such other Party shall not be entitled to withhold consent, but the Parties shall find a mutually acceptable manner in which to make the disclosure. Permission to repeat information that has already been publicly disclosed shall not be required.

(c) The terms of this Agreement shall be treated as Confidential Information of both Parties; as between the Parties, the terms of the KHK Agreement shall be treated as Confidential Information of AVEO.

(i) Such terms may be disclosed by a Party to individuals or entities covered by Section 12.2(e)(i) (but not Section 12.2(e)(ii)), each of whom prior to disclosure shall be bound by similar obligations of confidentiality and non-use substantially equivalent in scope to those set forth in this Article 12.

(ii) Disclosure of the terms of this Agreement (but not other Confidential Information received from the other Party) may also be made, to actual or potential bankers, lenders, investors, acquirors, licensees, Sublicensees and Distributors of the disclosing Party, who are bound to obligations of confidentiality and non-use substantially equivalent in scope to those set forth in this Article 12; provided, however, that, ASTELLAS shall not be permitted to disclose the terms of the KHK Agreement.

(iii) In addition, if at any time the disclosing Party is legally required to file a copy of this Agreement with the Securities and Exchange Commission (“SEC”) (or its counterpart in any country other than the U.S.) in connection with any public offering of such Party’s securities or regular reporting obligations as a public company, such Party shall attempt to obtain confidential treatment of economic and trade secret information for which such treatment is reasonably available in accordance with Applicable Laws and SEC practice. To that end, the filing Party shall, at least thirty (30) days in advance of any such filing, provide the other Party with a draft set of redactions to this Agreement for which confidential treatment will be sought, and incorporate the other Party’s comments as to additional terms it would like to see redacted, and seek confidential treatment for such additional terms (except only in the limited circumstances where confidential treatment is manifestly unavailable).

(iv) The Parties acknowledge that AVEO is required under Section 7.4 of the KHK Agreement to obtain KHK’s prior approval (not to be unreasonably withheld, conditioned or delayed) with respect to any publication, news release or public announcement regarding the terms of the KHK Agreement, to use good faith efforts to notify KHK in advance of any significant public announcement regarding Licensed Products’ performance and achievement, and, if either Party is required to file a copy of this Agreement with the SEC, to provide KHK, at least thirty (30) days in advance of such filing, with a draft set of redactions to this Agreement (as it relates to the KHK Agreement) for which any confidential treatment will be sought, and to incorporate KHK’s comments as to additional terms KHK would like to see redacted, and seek confidential treatment for such additional terms (except only in the limited circumstances where confidential treatment is manifestly unavailable). ASTELLAS shall reasonably cooperate with AVEO with respect to AVEO’s efforts to comply with the foregoing obligations to KHK under the KHK Agreement.

12.4 Publications.

(a) Neither Party shall first publish or first present in a public forum the scientific or technical results of any activities performed pursuant to this Agreement without the opportunity for prior review by the other Party. Each Party agrees to provide the other Party the opportunity to review any proposed abstracts, manuscripts or scientific presentations (including verbal presentations) which relate to its activities performed pursuant to this Agreement or to any Licensed Compound, Licensed Product or Licensed Product Biomarker at least thirty-five (35) days prior to their intended submission for publication and agrees, upon request, not to submit any such abstract or manuscript for publication until the other Party is given a reasonable period of time to secure patent protection for any material in such publication which it or they believe to be patentable. The Parties understand that a reasonable commercial strategy may require delay of publication of information or filing of patent applications first. The Parties agree to review and decide whether to delay publication to permit filing of patent applications. If the other Party offers no comments on the Publication, the submitting Party may submit the Publication thirty-five (35) days after it provided the Publication to the reviewing Party (or earlier, with the written consent of the reviewing Party). The submitting Party shall consider the comments of the reviewing Party in good faith. If the Parties are unable to agree upon any aspect of the Publication, including its form, content, timing (including with respect to additional time required for seeking patent protection for inventions disclosed in the Publication), or proposed medium of publication, either Party may refer the dispute to the JMAC, which shall resolve the dispute in accordance with Section 2.6. Neither Party shall have the right to publish or present Confidential Information of the other Party without the prior approval of the other Party. Nothing contained in this Section 12.4 shall prohibit the inclusion of information necessary for a patent application, provided the non-filing Party is given a reasonable opportunity to review the information to be included prior to submission of such patent application and to request deletion of its Confidential Information (subject to Section 12.2(a)).

(b) The Parties acknowledge that AVEO is required under Section 7.5 of the KHK Agreement to provide KHK with an opportunity to review any proposed abstracts, manuscripts or scientific presentations (including verbal presentations) which relate to development or commercialization activities under this Agreement or any Licensed Product, at least thirty (30) days prior to their intended submission for publication, and to not submit any such abstract or manuscript for publication until KHK is given a reasonable period of time to secure patent protection for any material in such publication which it believes to be patentable. ASTELLAS shall reasonably cooperate with AVEO with respect to AVEO’s efforts to comply with the foregoing obligations to KHK under the KHK Agreement.

ARTICLE 13

REPRESENTATIONS AND WARRANTIES

13.1 General Representations and Warranties. Each Party represents, warrants and covenants to the other Party that:

(a) It is duly organized and validly existing under the laws of its state or country of incorporation, and has full corporate power and authority to enter into this Agreement and to carry out the provisions hereof.

(b) It is duly authorized to execute and deliver this Agreement and to perform its obligations hereunder, and the Person or Persons executing this Agreement on its behalf has and have been duly authorized to do so by all requisite corporate action.

(c) This Agreement is legally binding upon it and enforceable in accordance with its terms. The execution, delivery and performance of this Agreement by it does not conflict with any agreement, instrument or understanding, oral or written, to which it is a party or by which it may be bound, nor violate any material law or regulation of any court, governmental body or administrative or other agency having jurisdiction over it.

(d) It has not granted, and shall not grant during the Term of the Agreement, any right to any Third Party which would conflict with the rights granted to the other Party hereunder. It has (or shall have at the time performance is due) maintained and shall maintain and keep in full force and effect all agreements necessary to perform its obligations hereunder.

(e) It is not aware of any action, suit or inquiry or investigation instituted by any governmental agency which questions or threatens the validity of this Agreement.

13.2 AVEO’s Warranties. AVEO represents and warrants to ASTELLAS that as of the Effective Date:

(a) AVEO owns or otherwise Controls all Listed AVEO Patents listed on Exhibit G, free and clear of any liens, charges and encumbrances, and has the right to grant to ASTELLAS the rights and licenses set forth hereunder.

(b) The Listed AVEO Patents include all Patents Controlled by AVEO anywhere in the Licensed Territory that claim the composition of Licensed Compounds or the use of any of them in the Field. The sole remedy for any unintentional breach of this representation and warranty shall be for AVEO to update Exhibit G to reflect and include the unintentionally omitted Patent(s).

(c) Neither AVEO nor its Affiliates nor, to AVEO’s knowledge, KHK has received any written notice of any claim that any Patent or trade secret right owned or controlled by a Third Party would be infringed or misappropriated by the use, sale, offer for sale or importation of Licensed Compounds or Licensed Products as contemplated by this Agreement.

(d) To AVEO’s knowledge, (i) no proceeding is pending or threatened that challenges AVEO’s or KHK’s ownership or Control, as applicable, of the Licensed Patents, and (ii) the Licensed Patents are not subject to any pending or threatened re-examination, opposition, interference or litigation proceedings.

(e) To AVEO’s knowledge the Licensed Patents and Licensed Know-How are not being infringed or misappropriated by any Third Party, except where such infringement would not materially affect the rights granted to ASTELLAS hereunder.

(f) To AVEO’s knowledge, there is no valid issued Third Party Patent in existence as of the Effective Date that would be infringed by the exploitation of the Licensed Patents and Licensed Know-How as contemplated by this Agreement.

(g) There is no action, claim, demand, suit, proceeding, arbitration, grievance, citation, summons, or subpoena of any nature (civil, criminal, regulatory or otherwise), in law or in equity, pending or, to AVEO’s knowledge, threatened, against AVEO or its Affiliates relating to the Licensed Patents, the Licensed Know-How, the Licensed Compounds or the transaction contemplated by this Agreement.

(h) None of the Listed AVEO Patents listed on Exhibit G require the payment of consideration by AVEO, its Affiliates or Sublicensees, or by ASTELLAS, its Affiliates or Sublicensees, to any Third Party (excluding KHK) in connection with the grant of rights to ASTELLAS, its Affiliates or Sublicensees under this Agreement, or the exercise of such rights by ASTELLAS, its Affiliates or Sublicensees.

(i) To AVEO’s knowledge, AVEO has heretofore disclosed or made available to ASTELLAS (i) all material scientific and technical information known to it or its Affiliates and in its possession as of the Effective Date relating to (A) the safety and efficacy of Licensed Compound and Licensed Product, including the results of any non-clinical studies and/or clinical trials with respect to the foregoing, and (B) the drug quality, including stability, variability, impurities and delivery performance, of Licensed Compound and Licensed Product and (ii) all material Regulatory Materials and Regulatory Approvals submitted to or filed with a Regulatory Authority by AVEO or any of its Affiliates related to Licensed Compound and Licensed Product and in its possession as of the Effective Date, and the status of all material discussions with Regulatory Authorities related to Licensed Compound and Licensed Product known to AVEO as of the Effective Date, in each case, that would be material and relevant to a reasonable assessment of the scientific, commercial, safety and regulatory potential of the Licensed Compound and Licensed Product.

(j) To AVEO’s knowledge, (i) all Regulatory Materials with respect to Licensed Compound and Licensed Product, including all INDs, submitted or filed by AVEO or any of its Affiliates prior to the Effective Date were, at the time of submission or filing, true, complete and accurate in all material respects, (ii) no serious adverse event information has come to the attention of AVEO or any of its Affiliates that is materially different with respect to the incidence, severity or nature of such serious adverse events than the information that was filed as safety updates to any such Regulatory Materials or Regulatory Approvals, and (iii) all written data summaries that were included in any such Regulatory Materials or Regulatory Approvals based on clinical trials conducted or sponsored by AVEO or any of its Affiliates accurately summarize in all material respects the raw data underlying such summaries.

(k) AVEO has not received any written notice from any Regulatory Authority that indicates that any of the INDs for Licensed Compound or Licensed Product are not currently in good standing with the FDA or any other applicable Regulatory Authority; and AVEO has filed with the FDA all required notices, supplemental applications and annual or other reports or documents, including adverse experience reports, with respect to each IND that are material to the continued Development of Licensed Compound and Licensed Product.

(l) To AVEO’s knowledge, neither AVEO nor any of its Affiliates, nor any of its or their respective officers, employees, or agents has made an untrue statement of material fact or fraudulent statement to the FDA or any other Regulatory Authority with respect to the Development of Licensed Compound or Licensed Product, failed to disclose a material fact required to be disclosed to the FDA or any other Regulatory Authority with respect to the Development of Licensed Compound or Licensed Product, or committed an act, made a statement, or failed to make a statement with respect to the Development of Licensed Compound or Licensed Product that, in each case, could reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto.

(m) All Development activities related to Licensed Compound and the Licensed Product have been conducted by AVEO and its Affiliates in accordance with Applicable Law in all material respects.

(n) All Manufacturing conducted by AVEO and its Affiliates, and to its knowledge, by its suppliers, relating to Licensed Compound and Licensed Product are currently conducted as of the Effective Date, and have been conducted prior to the Effective Date with respect to clinical Manufacturing of Licensed Compound and the Licensed Product, in compliance in all material respects with cGMP and other Applicable Law as applicable at the time of such Manufacturing activity.

13.3 ASTELLAS’s Warranties. ASTELLAS represents and warrants to AVEO that as of the Effective Date:

(a) ASTELLAS does not own or Control any ASTELLAS Product IP.

(b) Neither ASTELLAS nor any of its Affiliates is clinically developing or Commercializing a [**], other than [**] (which ASTELLAS acknowledges has a [**]).

(c) (i) it has made detailed inquiry concerning Licensed Compound and Licensed Product, (ii) AVEO has made available to ASTELLAS all material documents which ASTELLAS has requested, including the IND related to the Licensed Compound and Licensed Product, and (iii) AVEO has answered to ASTELLAS’s satisfaction all inquiries made by ASTELLAS.

13.4 Employee Obligations. AVEO and ASTELLAS each covenants to the other Party that all of its and its Affiliates’ employees, officers, consultants and advisors who have been, are or will be involved in the performance of Development, Manufacture or Commercialization activities under this Agreement have executed agreements (or, prior to becoming involved in such activities, will have executed agreements) or have existing obligations under Applicable Law requiring assignment to such Party of all intellectual property made during the course of and as the result of their association with such Party, and obligating the individual to maintain as confidential such Party’s Confidential Information, to the extent required to support such Party’s obligations under this Agreement.

13.5 Warranty of No Debarment. Each of AVEO and ASTELLAS represents and warrants to the other Party that such Party has not, as of the Effective Date, used any employee or consultant who has been debarred by the FDA or other Regulatory Authorities, or, to the best of such Party’s knowledge, who was or is the subject of debarment proceedings by the FDA or other Regulatory Authorities.

13.6 Disclaimer Concerning Technology. EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN, THE PATENTS AND KNOW-HOW PROVIDED BY EACH PARTY HEREUNDER ARE PROVIDED “AS IS” AND EACH PARTY EXPRESSLY DISCLAIMS ANY AND ALL WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION THE WARRANTIES OF DESIGN, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NONINFRINGEMENT OF THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES OR ARISING FROM A COURSE OF DEALING, USAGE OR TRADE PRACTICES, IN ALL CASES WITH RESPECT THERETO. Without limiting the generality of the foregoing, each Party expressly does not warrant (i) the success of activities performed pursuant to this Agreement or (ii) the safety, efficacy or usefulness for any purpose of the Patents or Know-How it provides under this Agreement or the subject matter of them.

ARTICLE 14

INDEMNIFICATION

14.1 Indemnification by ASTELLAS.

(a) ASTELLAS shall indemnify, hold harmless and defend AVEO, AVEO’s Affiliates, AVEO’s and its Affiliates’ Sublicensees and all of the respective officers, directors, employees and agents of each of the foregoing entities (collectively the “AVEO Indemnitees”) from and against any and all losses, damages, liabilities, judgments, fines, amounts paid in settlement, expenses and costs of defense (including reasonable attorneys’ fees and witness fees) (collectively “Losses”) resulting from any demand, claim, action or proceeding brought or initiated by a Third Party (each a “Third-Party Claim”) against any AVEO Indemnitees(s) to the extent that such Third-Party Claim arises out of:

(i) the breach or alleged breach of any representation, warranty or covenant by ASTELLAS in this Agreement or the JDCT Commercialization Agreement;

(ii) the negligence or willful misconduct of any ASTELLAS Indemnitee (as defined in Section 14.2);

(iii) except as otherwise provided in Section 14.3, the Development, storage, handling, shipping, use, sale, offer for sale, importation or other Commercialization of Licensed Compounds, Licensed Products or Licensed Product Biomarkers by or for the ASTELLAS Indemnitees (as defined below) (to avoid any doubt, for this purpose, the AVEO Indemnitees’ Licensed Compound, Licensed Product and Licensed Product Biomarker activities are not considered done by or for the ASTELLAS Indemnitees);

(iv) breach or alleged breach of (i) Section 4.5(d) or 5.6(b) of the Clinical Supply Agreement and any reciprocal provision contained in the Commercial Supply Agreement, and (ii) the representations and warranties made by ASTELLAS under the applicable Supply Agreement in connection with the exercise of its right under the applicable Supply Agreement to assume the Manufacture of Licensed Compounds or Licensed Product under the applicable Supply Agreement (e.g., pursuant to Section 5.6(e) of the Clinical Supply Agreement); or

(v) information supplied under, or omissions of information related to, Section 4.5(d) or 5.6(b) of the Clinical Supply Agreement.

in each case, provided that (y) the AVEO Indemnitees comply with the procedure set forth in Section 14.4; and (z) such indemnity shall not apply to the extent AVEO has an indemnification obligation pursuant to Section 14.2 for such Loss.

(b) ASTELLAS shall indemnify, hold harmless and defend KHK, KHK’s Affiliates, KHK’s and its Affiliates’ Sublicensees and all of the respective officers, directors, employees and agents of each of the foregoing entities (collectively the “KHK Indemnitees”) from and against any and all Losses resulting from any Third-Party Claim against any KHK

Indemnitees(s) to the extent that such Third-Party Claim arises out of the research, development, manufacture, storage, handling, use, sale, offer for sale or importation of Licensed Compounds, Licensed Products or Licensed Product Biomarkers by or for the ASTELLAS Indemnitees (as defined below) (to avoid any doubt, for this purpose, the AVEO Indemnitees’ or KHK Indemnitees’ Licensed Compound, Licensed Product and Licensed Product Biomarker activities are not considered done by or for the ASTELLAS Indemnitees); provided that (i) the KHK Indemnitees comply with the procedure set forth in Section 9.3 of the KHK Agreement; and (ii) such indemnity shall not apply to the extent KHK has an indemnification obligation pursuant to Section 9.2 of the KHK Agreement for such Loss.

14.2 Indemnification by AVEO.

(a) AVEO shall indemnify, hold harmless and defend ASTELLAS, ASTELLAS’s Affiliates, ASTELLAS’s and its Affiliate’s Sublicensees and all of the respective officers, directors, employees and agents of each of the foregoing entities (collectively the “ASTELLAS Indemnitees”) from and against any and all Losses resulting from any Third-Party Claim against them to the extent that such Third-Party Claim arises out of:

(i) the breach or alleged breach of any representation, warranty or covenant by AVEO in this Agreement or the JDCT Commercialization Agreement;

(ii) the negligence or willful misconduct of any AVEO Indemnitee;

(iii) except as otherwise provided in Section 14.3, the Development, storage, handling, shipping, use, sale, offer for sale, importation or other Commercialization of Licensed Compounds, Licensed Products or Licensed Product Biomarkers by or for AVEO Indemnitees (to avoid any doubt, for this purpose, the ASTELLAS Indemnitees’ Licensed Compound, Licensed Product, and Licensed Product Biomarker activities are not considered done by or for the AVEO Indemnitees); or

(iv) breach or alleged breach of the Clinical Supply Product Warranties (as defined in the Clinical Supply Agreement) and the reciprocal representations and warranties to be included in the Commercial Supply Agreement.

in each case, provided that (y) the ASTELLAS Indemnitees comply with the procedure set forth in Section 14.4; and (z) such indemnity shall not apply to the extent ASTELLAS has an indemnification obligation pursuant to Section 14.1 for such Loss.

(b) In addition, the Parties acknowledge that, pursuant to Section 9.2 of the KHK Agreement, KHK has agreed to indemnify, hold harmless and defend AVEO and its Sublicensees and all of the respective officers, directors, employees and agents of the foregoing entities from and against any and all Losses resulting from any Third-Party Claim against AVEO or its Sublicensees to the extent that such Third-Party Claim arises out of:

(i) the breach or alleged breach of any representation, warranty or covenant by KHK in Article 8 of the KHK Agreement;

(ii) the negligence or willful misconduct of any Kirin Indemnitee (as defined in the KHK Agreement); or

(iii) the development (which, for clarity, shall include all activities conducted prior to the Transition Date (as defined in the KHK Agreement) in connection with the Current KRN951 Clinical Study (as defined in the KHK Agreement)), manufacture, storage, handling, use, sale, offer for sale or importation of Licensed Products or Licensed Product Biomarkers by or for Kirin Indemnitees (to avoid any doubt, for this purpose, AVEO’s and its Sublicensees’ Licensed Compound, Licensed Product and Licensed Product Biomarker activities are not considered done by or for the Kirin Indemnitees) but excluding activities conducted after the Transition Date by or for the Kirin Indemnitees in connection with the Current KRN951 Clinical Study.

in each case provided that (y) AVEO and the applicable Sublicensee(s) comply with the procedure set forth in Section 9.3 of the KHK Agreement, and (z) such indemnity shall not apply to the extent that AVEO has an indemnification obligation to KHK for such Loss pursuant to Section 9.1 of the KHK Agreement.

(c) If ASTELLAS, as a Sublicensee of AVEO, seeks to be indemnified by KHK with respect to a Third-Party Claim as set forth in Section 14.2(b) above and pursuant to Section 9.2 of the KHK Agreement (“ASTELLAS Third-Party Claim”), ASTELLAS shall promptly notify AVEO thereof and, in order to ensure compliance with the procedure set forth in Section 9.3 of the KHK Agreement, each Party shall comply with the procedures set forth below:

(i) To the extent that AVEO receives prompt notice from ASTELLAS of any ASTELLAS Third-Party Claim, AVEO shall use Commercially Reasonable Efforts to provide KHK with prompt notice of such ASTELLAS Third-Party Claim giving rise to KHK’s indemnification obligation pursuant to Section 9.2 of the KHK Agreement and the exclusive ability to defend (with the reasonable cooperation of AVEO and ASTELLAS, at KHK’s expense on a pass-through basis) or settle any such claim. The Parties acknowledge that, pursuant to Section 9.3 of the KHK Agreement, KHK has agreed not to enter into any settlement for damages other than monetary damages without AVEO’s written consent (which consent shall not be given by AVEO unless and until the Parties mutually agree to do so, such agreement not to be unreasonably withheld, delayed or conditioned by either Party).

(ii) The Parties acknowledge that, pursuant to Section 9.3 of the KHK Agreement, AVEO has the right to participate in the defense of any claim or suit that has been assumed by KHK under Section 9.2 of the KHK Agreement. If requested by ASTELLAS and subject to JSC oversight, AVEO shall use Commercially Reasonable Efforts to obtain KHK’s consent to ASTELLAS’s participation, along with AVEO, in the defense of any claim or suit with respect to any ASTELLAS Third-Party Claim that has been assumed by KHK under Section 9.2 of the KHK Agreement; it being understood that any participation by ASTELLAS in such suit or claim shall be conducted at ASTELLAS’s own expense and with counsel of ASTELLAS’s own choice.

(iii) The Parties acknowledge that, pursuant to Section 9.3 of the KHK Agreement, if AVEO and KHK cannot agree as to the application of Section 9.1 or Section 9.2 of the KHK Agreement as to any particular ASTELLAS Third-Party Claim (which agreement shall not be given or withheld by AVEO unless and until the Parties mutually agree to do so, such agreement not to be unreasonably withheld, delayed or conditioned by either Party), AVEO and KHK may conduct separate defenses of such ASTELLAS Third-Party Claim. In such case, as between AVEO and ASTELLAS, AVEO shall have the exclusive right to assume the defense of such ASTELLAS Third-Party Claim, including any settlement thereof (provided that AVEO shall not enter into any settlement for damages other than monetary damages without ASTELLAS’s written consent, which shall not be unreasonably withheld, delayed or conditioned), and ASTELLAS shall have the right to participate in such defense, at ASTELLAS’s own expense and using counsel of ASTELLAS’s own choice. The Parties acknowledge that AVEO reserves the right, and shall use Commercially Reasonable Efforts, to claim indemnity from KHK in accordance with Section 9.2 of the KHK Agreement upon resolution of the underlying ASTELLAS Third-Party Claim.

14.3 Product Liability Claims in the JDCT. Any Losses arising out of any Third Party claim, suit, action, proceeding, liability or obligation involving any actual or alleged death or bodily injury arising out of or resulting from the Development, Manufacture or Commercialization of any Licensed Compounds, Licensed Products or Licensed Product Biomarkers for use or sale in the Field in the JDCT, to the extent that such Losses exceed the amount (if any) covered by the applicable Party’s product liability insurance (“Excess Product Liability Costs”), shall be shared equally by the Parties as a Product Liability Cost for purposes of calculating Pre-Tax Profit or Loss, except to the extent such Losses arise out of any Third-Party Claim based on (a) a Party’s breach of any of its representations, warranties, covenants or obligations pursuant to this Agreement, the Supply Agreements or the JDCT Commercialization Agreement, or (b) the negligence or willful misconduct of a Party, its Affiliates, its or its Affiliates’ Sublicensees, or any of the respective officers, directors, employees and agents of each of the foregoing entities, in the performance of obligations or exercise of rights under this Agreement, the Supply Agreements or the JDCT Commercialization Agreement.

14.4 Procedure. To be eligible to be indemnified hereunder, a Party shall provide the indemnifying Party with prompt notice of the Third-Party Claim giving rise to the indemnification obligation pursuant to this Article 14 and the exclusive ability to defend (with the reasonable cooperation of the indemnified Party, at the defending Party’s expense on a pass-through basis) or settle any such claim; provided, however, that the indemnifying Party shall not enter into any settlement for damages other than monetary damages without the indemnified Party’s written consent, such consent not to be unreasonably withheld, delayed or conditioned. The indemnified Party shall have the right to participate, at its own expense and with counsel of its choice, in the defense of any claim or suit that has been assumed by the indemnifying Party. If the Parties cannot agree as to the application of Sections 14.1 and 14.2 to any particular Third Party Claim, the Parties may conduct separate defenses of such Third Party Claim. Each Party reserves the right to claim indemnity from the other in accordance with Sections 14.1 and 14.2 above upon resolution of the underlying claim, notwithstanding the provisions of this Section

14.4 requiring the indemnified Party to tender to the indemnifying Party the exclusive ability to defend such claim or suit.

14.5 Insurance. Each Party shall procure and maintain insurance or self-insurance, including product liability insurance, which are consistent with normal business practices of prudent companies similarly situated, at all times during which any Licensed Product is being clinically tested in human subjects or commercially distributed or sold by or on behalf of such Party. At a minimum, prior to the first Marketing Approval in the JDCT (with respect to AVEO and ASTELLAS) or the Royalty-Bearing Territory (with respect to ASTELLAS), such Party shall be insured for [**] U.S. dollars (US$[**]) to cover its obligations under this Agreement. After Marketing Approval, each Party shall be insured for a minimum of [**] U.S. dollars (US$[**]) to cover its obligations under this Agreement. It is understood that such insurance or self-insurance shall not be construed to create a limit of either Party’s liability with respect to its indemnification obligations under this Article 14. Each Party shall provide the other with written evidence of such insurance or self-insurance upon request. Each Party shall provide the other with written notice at least thirty (30) days prior to the cancellation, non renewal or material change in such insurance or self-insurance which materially adversely affects the rights of the other Party hereunder.

14.6 Limitation of Liability. EXCEPT TO THE EXTENT SUCH PARTY MAY BE REQUIRED TO INDEMNIFY THE OTHER PARTY UNDER THIS ARTICLE 14 OR IN RESPECT OF A BREACH OF ARTICLE 12, NEITHER PARTY NOR THEIR RESPECTIVE AFFILIATES AND LICENSEES (INCLUDING SUBLICENSEES) SHALL BE LIABLE FOR SPECIAL, INCIDENTAL, EXEMPLARY, CONSEQUENTIAL OR PUNITIVE DAMAGES, INCLUDING LOST PROFITS, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, WHETHER IN CONTRACT, WARRANTY, TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY OR OTHERWISE.

ARTICLE 15

TERM AND TERMINATION

15.1 Term; Expiration.

(a) Term. This Agreement shall become effective on the Effective Date and shall continue (i) with respect to the JDCT as a whole, until the expiration of all payment obligations hereunder associated with the JDCT, or (ii) with respect to the Royalty-Bearing Territory, on a country-by-country and Licensed Product-by-Licensed Product basis, until the expiration of the Royalty Term for such Licensed Product in such country in the Royalty-Bearing Territory, unless this Agreement is earlier terminated pursuant to this Article 15 (the “Term”).

(b) Expiration.

(i) Upon expiration of this Agreement as set forth in clause (a) above with respect to Licensed Compounds, Licensed Products and Licensed Product Biomarkers in the JDCT, or with respect to a particular Licensed Compound, Licensed Product or Licensed Product Biomarker in a particular country in the Royalty-Bearing Territory, as the case may be, the licenses to API pursuant to Section 9.1 and licenses to the JDCT Trademark with respect to such Licensed Compounds, Licensed Products or Licensed Product Biomarkers shall automatically become, with respect to such Licensed Compounds, Licensed Products and Licensed Product Biomarkers in the JDCT or such country(ies) in the Royalty-Bearing Territory, as applicable, freely sublicensable, perpetual, non-exclusive, and fully paid.

(ii) Unless this Agreement is earlier terminated as provided in this Article 14, the licenses granted by ASTELLAS to AVEO pursuant to Section 9.4 shall survive until the expiration of this Agreement with respect to all Licensed Compounds, Licensed Products and Licensed Product Biomarkers, at which time they shall automatically convert to become freely sublicensable, perpetual, non-exclusive, and fully paid.

15.2 Elective Termination. ASTELLAS shall have the right, in its sole discretion, to terminate this Agreement (i) in its entirety or (ii) with respect to the whole of the Royalty Bearing Territory while retaining rights to the JDCT, by providing not less than one hundred eighty (180) days prior written notice to AVEO, which notice may be given at any time after the second (2nd) anniversary of the Effective Date.

15.3 Termination for Breach.

(a) Notice; Cure. If either AVEO or ASTELLAS believes that the other is in material breach of this Agreement or the JDCT Commercialization Agreement, then the non-breaching Party (AVEO or ASTELLAS, as the case may be) may deliver written notice of such breach to the allegedly breaching Party. To be an effective notice under this Section 15.3(a), the written notice must (i) explicitly reference this Section 15.3, (ii) describe in reasonable detail the nature of the claimed breach, including the country(ies) in the JDCT or the Royalty-Bearing Territory with respect to which the claimed breach occurred, and (iii) explicitly state that if the breach is not cured, the notifying Party will have the right to terminate this Agreement. For purposes of illustration only and without limitation, a breach of Section 9.6 (Exclusivity Commitment) or a breach of a Party’s diligence obligations under Article 8 shall be deemed a material breach of this Agreement. Promptly following receipt of such notice of breach, the allegedly breaching Party shall discuss in good faith with the other Party (which good faith efforts shall include, if requested by the other Party, at least one in-person meeting between the chief executive officers of each Party, but which does not require either Party to continue discussions for longer than [**] days) the nature of the claimed breach, implications of the circumstances giving rise to the claimed breach, and a proposed plan to cure the claimed breach. Unless otherwise mutually agreed by the Parties, the allegedly breaching Party shall have [**] days (or such longer period of time as may be mutually agreed by the Parties) from the end of the good-faith discussions to cure the breach in accordance with any plan mutually agreed by the Parties failing which the non-breaching Party may terminate this Agreement upon [**] days prior written notice to the other Party; provided that if the breach is not curable, the non-breaching Party may terminate this Agreement upon [**] days’ prior written notice to the other Party; and provided, further, that, unless otherwise mutually agreed by the Parties, the cure period shall be [**] days for breaches involving non-payment of any amount due hereunder.

(b) Failure to Cure. If, within the applicable cure period set forth in clause (a) above:

(i) the allegedly breaching Party is ASTELLAS, ASTELLAS fails to cure a breach (A) with respect to any Major Market Country, or (B) of Section 9.6 with respect to any country(ies) of the JDCT, and AVEO elects to terminate this Agreement, then this Agreement shall terminate with respect to the JDCT as a whole (with the effects of termination set forth in Section 15.6);

(ii) the allegedly breaching Party is AVEO, AVEO fails to cure the breach with respect to any country(ies) of the JDCT, and ASTELLAS elects to terminate this Agreement, then this Agreement shall terminate solely with respect to such country(ies) of the JDCT (with the effects of termination set forth in Section 15.7); and

(iii) the allegedly breaching Party fails to cure the breach with respect to any country(ies) of the Royalty-Bearing Territory or any countries in the JDCT which are not Major Market Countries (the “Minor Market Countries”) and the Party originally delivering the notice of breach elects to terminate this Agreement, then this Agreement shall terminate solely with respect to such country(ies) of the Royalty-Bearing Territory or such Minor Market Country(ies), as applicable (with the effects of termination set forth in either Section 15.6 if ASTELLAS is the breaching Party or Section 15.7 if AVEO is the breaching Party).

For purposes of clarity, in the event of a partial termination of this Agreement under this Section 15.3 with respect to the JDCT, country(ies) in the JDCT, or country(ies) in the Royalty-Bearing Territory, as the case may be, this Agreement shall continue in full force and effect with respect to the country(ies) of the Licensed Territory unaffected by such partial termination.

(c) Disputes. If a Party gives notice of termination under Section 15.3(a), and the other Party disputes whether such notice was proper, then the issue of whether this Agreement has been terminated shall be resolved in accordance with Article 16 (which Article 16 shall apply and take precedence over any discussions between the Parties under Section 15.3(a)). If as a result of such dispute resolution process it is determined that the notice of termination was proper by reason of a material breach of the Agreement and the breaching Party fails to cure such material breach within the applicable cure period pursuant to Section 15.3(a) after such determination, then such termination of the Agreement (in its entirety, or with respect to the JDCT, country(ies) in the JDCT, or country(ies) in the Royalty-Bearing Territory, as applicable) shall be deemed to be effective as of the date of the notice of termination. If as a result of such dispute resolution process it is determined that the notice of termination was improper, then no termination shall have occurred and this Agreement shall remain in effect (but without affecting any other termination of the Agreement with respect to the JDCT, country(ies) in the JDCT, or country(ies) in the Royalty-Bearing Territory, as applicable, which has either already occurred or was or is otherwise determined to be proper).

15.4 Termination if ASTELLAS Challenges Licensed Patents. If ASTELLAS or any of its Affiliates or Sublicensees (a) initiates or requests an interference or opposition proceeding with respect to any Licensed Patent, (b) makes, files or maintains any claim, demand, lawsuit, or cause of action to challenge the validity or enforceability of any Licensed Patent, (c) opposes any extension of, or the grant of a supplementary protection certificate with respect to, any Licensed Patent, or (d) funds or otherwise provides material assistance to any other Person with respect to any of the foregoing, AVEO shall have the right to terminate this Agreement upon thirty (30) days’ prior written notice to ASTELLAS. Any such termination shall only become effective if ASTELLAS or its Affiliate or Sublicensee, as applicable, has not withdrawn such action before the end of the above notice period.

15.5 Effects of Termination by AVEO for ASTELLAS Patent Challenge; Effects of Elective Termination by ASTELLAS. Upon termination of this Agreement in its entirety by AVEO under Section 15.4 (Termination if ASTELLAS Challenges Licensed Patents), or by ASTELLAS under Section 15.2 (Elective Termination):

(a) License Termination. All of the licenses granted by AVEO to API under Section 9.1 shall terminate (i) in the case of a termination under Section 15.2(i) or 15.4, for the entire Licensed Territory and (ii) in the case of a termination under Section 15.2(ii), for the Royalty-Bearing Territory (subsections (i) or (ii), as applicable referred to as the “Section 15.5 Terminated Territory”.)

(b) Summary of Activities. Within [**] days after such termination, ASTELLAS shall provide to AVEO a fair and accurate summary report of the status and results of its (and its Affiliates’ and Sublicensees’) Development, Commercialization and, to the extent that API (or its Affiliate) was responsible for any Manufacturing activities (including packaging and labeling) prior to termination, Manufacturing activities with respect to Licensed Compounds, Licensed Products and Licensed Product Biomarkers for the Section 15.5 Terminated Territory.

(c) Transition Assistance. Without limiting the generality of the remainder of this Section 15.5, ASTELLAS shall use its Commercially Reasonable Efforts, at no cost to AVEO, to effect a seamless, timely transition to AVEO of all Development, Manufacturing and Commercialization activities and responsibilities with respect to Licensed Compounds, Licensed Products and Licensed Product Biomarkers for the Section 15.5 Terminated Territory, in accordance with a transition plan to be mutually agreed by the Parties, provided that in no event shall ASTELLAS be required to provide any assistance to AVEO for a period of longer than [**] months following effective termination.

(d) License Grant; Patent and Know-How Assignment. Effective upon such termination, ASTELLAS hereby assigns to AVEO (or AVEO’s designee) any and all ASTELLAS Product IP owned by ASTELLAS directly or through any Affiliate that is necessary to Develop, Manufacture or Commercialize Licensed Compounds, Licensed Products and Licensed Product Biomarkers (including to avoid doubt, ASTELLAS’s interest in all Jointly Owned Product Patents) in the Section 15.5 Terminated Territory. To the extent any ASTELLAS Product IP is not owned by, but is instead licensed to, ASTELLAS, ASTELLAS hereby grants to AVEO (effective upon such termination) an exclusive, irrevocable, perpetual, fully-paid sublicense, with the right to further sublicense, under such ASTELLAS Product IP for the Section 15.5 Terminated Territory, to the extent permitted under ASTELLAS’s agreement with the licensor of such ASTELLAS Product IP, including any Sublicensee or contractor hereunder; provided that, to the extent that any licenses or sublicenses to AVEO or KHK, as applicable, have already been obtained from such licensor prior to the effective date of termination, ASTELLAS shall ensure that AVEO and KHK, as applicable, shall retain, at a minimum, such licenses following the effective date of termination.

(e) Trademark License. At AVEO’s election, effective upon such termination, ASTELLAS shall grant to AVEO an exclusive, fully-paid, royalty-free license, with the right to further sublicense, to use Trademarks owned or controlled by ASTELLAS and used solely in connection with the Commercialization of Licensed Compounds, Licensed Products and Licensed Product Biomarkers in the Section 15.5 Terminated Territory. Promptly after such termination, ASTELLAS shall immediately discontinue all use of such Trademarks in the Section 15.5 Terminated Territory, and ASTELLAS shall execute any documents required to effectuate the license granted by this Section 15.5(e), and any goodwill that ASTELLAS has acquired or developed in any of the foregoing, to AVEO in the Section 15.5 Terminated Territory following which execution of documents, any and all trademark maintenance fees and related costs, fees, and disbursements shall be borne exclusively by AVEO.

(f) Regulatory Filings. To the extent permitted by Applicable Law, ASTELLAS shall transfer to AVEO all INDs, NDAs, Marketing Approvals (including reimbursement and Pricing Approvals), drug dossiers, master files and other regulatory filings and regulatory correspondence related to any Licensed Compounds, Licensed Products or Licensed Product Biomarkers (“Regulatory Documents”) that ASTELLAS Controls as of the effective date of such termination that are applicable to the Section 15.5 Terminated Territory. If ASTELLAS is restricted under Applicable Law from transferring ownership of any of the foregoing items to AVEO, ASTELLAS shall grant AVEO (or its designee) a right of reference or use to such item. ASTELLAS shall take all permitted actions reasonably necessary to effect such transfer or grant of right of reference or use to AVEO.

(g) Data. ASTELLAS shall transfer to AVEO its entire right, title, and interest in and to all preclinical and clinical data, Clinical Regulatory Filings, Safety Data and all other supporting data, including pharmacology, toxicology, chemistry and biology data, in ASTELLAS’s Control as of the effective date of such termination related to, and to the extent necessary or reasonably useful for AVEO to continue the Development, Manufacture or Commercialization of, Licensed Compounds, Licensed Products and Licensed Product Biomarkers in the Section 15.5 Terminated Territory.

(h) Final Reconciliation of Pre-Tax Profit or Loss. In the case of a termination by ASTELLAS under Section 15.2(i) or by AVEO under Section 15.4, within [**] days after such termination, the Parties shall conduct a final reconciliation in accordance with Item 3 of Exhibit H for the purpose of calculating Pre-Tax Profit or Loss with respect to the JDCT through the effective date of termination of this Agreement; provided, however, that, API shall remain responsible for fifty percent (50%) of the Development Costs of any clinical trials or other Development activities that (i) are included within the approved JDCT Development Plan in place prior to such termination and (ii) are ongoing, as of the effective date of termination, until the completion or earlier termination of such clinical trials or other Development activities by AVEO. AVEO shall invoice API for such Development Costs on a quarterly basis, and API shall pay such Development Costs within [**] days following the date of such invoice.

(i) Remaining Inventories. API (or its Affiliate) shall return to AVEO, at no cost to AVEO, all or a portion of any remaining inventory of Licensed Compounds, Licensed Products and Licensed Product Biomarkers held by API (or its Affiliate) as of the effective date of termination for the Section 15.5 Terminated Territory, as may be requested by AVEO. AVEO shall notify API within [**] months after termination whether AVEO elects to exercise such right.

(j) Packaging and Labeling. At AVEO’s request, to the extent that API (or its Affiliate) was responsible for performing (or having performed by a Third Party) any packaging or labeling, or any other Manufacturing activities, with respect to Licensed Compounds, Licensed Products or Licensed Product Biomarkers in the Section 15.5 Terminated Territory as of the effective date of termination, API (or its Affiliate) shall (i) transfer to AVEO (or its designee) any ASTELLAS Know-How, to the extent the foregoing is Controlled by API and necessary or reasonably useful to perform such packaging, labeling or other Manufacturing activities; and (ii) provide technical assistance to AVEO as may be reasonably requested by AVEO, provided that in no event shall API (or its Affiliate) be required to provide any assistance to AVEO for a period of longer than [**] months following effective termination. Without limiting the generality of the foregoing, at AVEO’s request, API (or its Affiliate) shall continue to perform such packaging, labeling and other Manufacturing activities for a period of up to [**] months, at [**], until such activities have been transitioned to AVEO hereunder.

(k) No Further Representations. Except to the extent necessary for ASTELLAS to perform its transition obligations as contemplated in this Section 15.5, ASTELLAS shall discontinue making any representation regarding its status as a licensee of AVEO in the Section 15.5 Terminated Territory for Licensed Compounds, Licensed Products and Licensed Product Biomarkers and shall cease conducting all activities with respect to the Development, Manufacturing or Commercialization of all of the foregoing in the Section 15.5 Terminated Territory.

(l) Transfer of Contracts. To the extent requested by AVEO, for a period of [**] months following the effective date of termination, ASTELLAS shall provide, at no cost to AVEO, such assistance as may be reasonably necessary to transfer or transition over such period of time to AVEO any license agreements or other contracts specific to Licensed Compounds, Licensed Products and Licensed Product Biomarkers in the Section 15.5 Terminated Territory (including clinical trial and Manufacturing agreements with respect to the Section 15.5 Terminated Territory), to the extent such agreements are in effect as of the effective date of termination and such assignment or transfer is permitted.

(m) Prosecution and Enforcement. The provisions of Article 11 (other than Section 11.1) shall be terminated with respect to the Section 15.5 Terminated Territory, provided that, as between the Parties, AVEO shall have the sole right (but not the obligation) to prosecute, maintain and enforce all Licensed Patents, Joint Patents and ASTELLAS Patents, and ASTELLAS shall provide such assistance and cooperation as may be reasonably necessary in connection with the transition of prosecution and enforcement responsibilities to AVEO with respect to any Licensed Patents, Joint Patents and ASTELLAS Patents with respect to which ASTELLAS (or its Affiliate or Sublicensee) had prosecution, maintenance or enforcement responsibility prior to the effective date of termination, including execution of such documents as may be necessary to effect such transition.

(n) JDCT Commercialization Agreement. The JDCT Commercialization Agreement shall terminate in its entirety in the case of a termination under Section 15.2(i) or 15.4, but shall remain in effect in the case of a termination under Section 15.2(ii).

(o) Transfer of Marketing-Related Materials. ASTELLAS shall transfer to AVEO all promotional materials, customer data, competitive intelligence data, market research and other materials, information or data related to the marketing, promotion or sale of Licensed Compounds, Licensed Products and Licensed Product Biomarkers (“Marketing-Related Materials”) Controlled by ASTELLAS as of the effective date of such termination, to the extent necessary or reasonably useful for the Commercialization of Licensed Compounds, Licensed Products and Licensed Product Biomarkers in the Section 15.5 Terminated Territory.

(p) Supply Agreements. Each of the Supply Agreements shall terminate (i) in the case of a termination under Section 15.2(i) or 15.4, for the entire Licensed Territory and (ii) in the case of a termination under Section 15.2(ii), for the Royalty-Bearing Territory.

(q) Affiliates and Sublicensees. ASTELLAS shall cause its Affiliates and Sublicensees to comply with Section 15.5(a)-(p) as if they were ASTELLAS.

15.6 Effects of Partial Termination by AVEO for ASTELLAS Uncured Breach. If AVEO elects to terminate this Agreement pursuant to Section 15.3(b)(i) or Section 15.3(b)(iii) (Termination for Breach) with respect to the JDCT as a whole, or one or more countries of the Royalty-Bearing Territory or one or more Minor Market Countries, as the case may be (once terminated, the JDCT as a whole, such country(ies) of the Royalty-Bearing Territory or such Minor Market Countries may be referred to herein as an “ASTELLAS Terminated Territory(ies)”), then:

(a) Certain Effects of Termination. The effects of termination set forth in Sections 15.5(a) (License Termination), 15.5(b) (Summary of Activities), 15.5(c) (Transition Assistance), 15.5(e) (Trademark License), 15.5(i) (Remaining Inventories), 15.5(j) (Packaging and Labeling), 15.5(k) (No Further Representation), 15.5(l) (Transfer of Contracts), and 15.5(m) (Prosecution and Enforcement) above shall apply solely as to such ASTELLAS Terminated Territory(ies).

(b) License Grant; Patent and Know-How Assignment. The effects of termination set forth in Section 15.5(d) (License Grant; Patent and Know-How Assignment) shall apply only with respect to ASTELLAS Product IP that is necessary to Develop, Manufacture or Commercialize the Licensed Compounds, Licensed Products and Licensed Product Biomarkers in the ASTELLAS Terminated Territory(ies), provided that if ASTELLAS is required to retain rights to any ASTELLAS Product IP in order to exercise its rights under this

Agreement with respect to any country(ies) of the Licensed Territory that are still in effect hereunder, then ASTELLAS shall grant, and hereby grants, to AVEO an exclusive, irrevocable, perpetual, fully-paid license or sublicense, with the right to further sublicense, under such ASTELLAS Product IP to Develop, Manufacture and Commercialize Licensed Compounds, Licensed Products and Licensed Product Biomarkers in the Field for the ASTELLAS Terminated Territory(ies) (including the right to clinically test outside the ASTELLAS Terminated Territory(ies) as necessary to Develop, Manufacture or Commercialize for the ASTELLAS Terminated Territory(ies)), subject to such ASTELLAS retained rights, to the extent permitted under ASTELLAS’s agreement with the licensor of such ASTELLAS Product IP, including any Sublicensee or contractor hereunder; provided that, to the extent that any licenses or sublicenses to AVEO or KHK, as applicable, have already been obtained from such licensor prior to the effective date of termination, ASTELLAS shall ensure that AVEO and KHK, as applicable, shall retain, at a minimum, such licenses following the effective date of termination.

(c) Regulatory Filings. ASTELLAS shall:

(i) transfer to AVEO ownership of all Marketing Approvals received with respect to, all INDs, NDAs and other regulatory filings filed in, and all other Regulatory Documents related to, any ASTELLAS Terminated Territory(ies); and

(ii) to the extent necessary for AVEO to assume Development, Manufacture or Commercialization of Licensed Compounds, Licensed Products and Licensed Product Biomarkers in any ASTELLAS Terminated Territory(ies), (A) grant AVEO (or its designee) a right of reference or use to any and all such Marketing Approvals received with respect to, all INDs, NDAs and other regulatory filings filed in, and all other Regulatory Documents related to any country(ies) or jurisdiction(s), as applicable, with respect to which ASTELLAS retains its licenses under this Agreement (i.e., country(ies) or jurisdiction(s) within the Licensed Territory other than the ASTELLAS Terminated Territory(ies)); and (B) sign, and cause its Affiliates to sign, any instruments reasonably requested by AVEO in order to effect the grants contemplated in the foregoing subclause (A).

(d) Data. ASTELLAS shall transfer to AVEO, and grant AVEO a right to use (consistent with the license granted to AVEO under Section 15.6(b) above), all the data described in Section 15.5(g) in ASTELLAS’s Control related to, and to the extent necessary for AVEO to continue, the Development, Manufacture or Commercialization of Licensed Compounds, Licensed Products and Licensed Product Biomarkers in the ASTELLAS Terminated Territory(ies);

(e) Final Reconciliation of Pre-Tax Profit or Loss. To the extent that the ASTELLAS Terminated Territory(ies) includes the JDCT, the Parties shall conduct a reconciliation in accordance with Item 3 of Exhibit H for the purpose of calculating Pre-Tax Profit or Loss through the effective date of termination, to the extent allocable to such ASTELLAS Terminated Territory(ies); provided however that API shall remain responsible for fifty percent (50%) of the Development Costs of any clinical trials or other Development activities that (i) are allocable to countries in the JDCT, and (ii) solely with respect to ASTELLAS Terminated Territories, (A) are included within the approved JDCT Development

Plan in place prior to such termination, and (B) are ongoing, as of the effective date of termination, until the completion or earlier termination of such clinical trials or other Development activities by AVEO. AVEO shall invoice API for such Development Costs on a quarterly basis, and API shall pay such Development Costs within [**] days following the date of such invoice.

(f) JDCT Commercialization Agreement.

(i) To the extent that the ASTELLAS Terminated Territory(ies) includes all countries in the JDCT (pursuant to AVEO’s termination rights under Section 15.3(b)(i)), the JDCT Commercialization Agreement shall terminate in its entirety.

(ii) To the extent that the ASTELLAS Terminated Territory(ies) includes only Minor Market Countries (pursuant to AVEO’s termination rights under Section 15.3(b)(iii)), each Party’s rights and obligations under the applicable JDCT Commercialization Agreement shall terminate solely with respect to such ASTELLAS Terminated Territory(ies).

(g) Transfer of Marketing-Related Materials. ASTELLAS shall transfer to AVEO all Marketing-Related Materials Controlled by ASTELLAS as of the effective date of such termination, to the extent necessary or reasonably useful for the Commercialization of Licensed Compounds, Licensed Products and Licensed Product Biomarkers in such ASTELLAS Terminated Territory(ies).

(h) Supply Agreement. AVEO’s obligations under the Supply Agreements with respect to the Manufacture of Licensed Compounds, Licensed Products or Licensed Product Biomarkers for use or sale in the ASTELLAS Terminated Territory(ies) shall terminate.

(i) Affiliates and Sublicensees. ASTELLAS shall cause its Affiliates and Sublicensees to comply with Sections 15.6(a)-(h) as if they were ASTELLAS.

15.7 Effects of Partial Termination by ASTELLAS for AVEO Uncured Breach. If ASTELLAS elects to terminate this Agreement pursuant to Section 15.3(b)(ii) or Section 15.3(b)(iii) (Termination for Breach) with respect to one or more countries of the JDCT or of the Royalty-Bearing Territory, as the case may be (once terminated, such country(ies) of the JDCT or of the Royalty-Bearing Territory may be referred to herein as an “AVEO Terminated Territory(ies)”), then ASTELLAS shall have the option of:

(a) terminating this Agreement in accordance with Section 15.3, in which case:

(i) the licenses granted under this Agreement to each Party shall terminate solely with respect to such AVEO Terminated Territory(ies);

(ii) to the extent that the AVEO Terminated Territory includes any country(ies) of the JDCT, within [**] days after such termination, the Parties shall conduct a final reconciliation in accordance with Item 3 of Exhibit H for the purpose of calculating Pre-Tax

Profit or Loss through the effective date of termination of this Agreement, to the extent allocable to such AVEO Terminated Territory(ies), and ASTELLAS shall not be responsible for any Development Costs incurred by AVEO for the AVEO Terminated Territory(ies) following the effective date of termination; and

(iii) ASTELLAS shall have the right to pursue any remedies that may be available to it hereunder or at law; or

(b) waiving its right to terminate this Agreement by providing notice to AVEO (i) specifying the nature of the breach in accordance with Section 15.3(a), (ii) indicating that ASTELLAS is not exercising its termination right under Section 15.3 in the event such breach is not cured, and (iii) that ASTELLAS shall continue the licenses and this Agreement in accordance with the terms and conditions set forth herein with respect to such country(ies) of the JDCT or of the Royalty-Bearing Territory; provided that any claimed breaches shall remain subject to the cure provisions of Section 15.3(b) and the dispute provisions of Section 15.3(c); and provided further that

(i) if the claimed breach giving rise to the notice set forth in Section 15.7(b) relates to any country(ies) in the Royalty-Bearing Territory, then any royalty payments to AVEO that become due under Section 10.7 shall, as of the date of such waiver by ASTELLAS of its termination right hereunder and for the remainder of the term of this Agreement, be reduced by [**] percent ([**]%) of the otherwise applicable royalty set forth in Section 10.7; and

(ii) if the claimed breach giving rise to termination by ASTELLAS under Section 15.3 relates to any country(ies) in the JDCT (“Transferred Country(ies)”), then:

(A) effective as of the date of ASTELLAS’s waiver of its right to terminate this Agreement hereunder (subject to the Parties’ compliance with any applicable requirements under the Hart-Scott-Rodino Act), such Transferred Country(ies) shall no longer be treated as a country(ies) in the JDCT, but shall instead be treated as a country(ies) in the Royalty-Bearing Territory for purposes of this Agreement, and all Licensed Compounds, Licensed Products and Licensed Product Biomarkers Developed or Commercialized for use or sale in such Transferred Country(ies) shall be deemed Royalty-Bearing Products, including for purposes of the exclusive license grants to API under Section 9.1 and payment of royalties to AVEO under Section 10.7; provided, that, [**], API shall continue to pay [**];

(B) to the extent that AVEO was the Lead Commercialization Party in such Transferred Country(ies), or the Party with lead responsibility with respect to any Development (including regulatory) matters for such Transferred Country(ies), AVEO shall use Commercially Reasonable Efforts to, at its costs and expenses, (1) transition all such Development or Commercialization activities to ASTELLAS in accordance with a transition plan to be mutually agreed by the Parties, to the extent necessary for API to exercise its exclusive license, and to perform its obligations, under this Agreement with respect to Licensed Compounds, Licensed Products and Licensed Product Biomarkers in such Transferred Country(ies), including transfer of Know-How (to the extent that ASTELLAS did not already have access to such Know-How), transfer of INDs, NDAs and Marketing Approvals, transfer of relevant clinical data and Safety Data, transfer of Marketing-Related Materials, assignment of Third Party contracts to the extent such assignment is permitted (including clinical trial agreements but excluding Manufacturing agreements, except to the extent mutually agreed by the Parties as part of the transition plan to effect any transfer of Manufacturing Technology to ASTELLAS pursuant to clause (D) below), in each case to the extent Controlled by AVEO, and (2) to provide reasonable technical assistance with respect to any of the foregoing;

(C) AVEO shall be released from its Development and Commercialization obligations, and for cost and expenses related thereto, under this Agreement or the JDCT Commercialization Agreement, as applicable, with respect to Licensed Compounds, Licensed Products and Licensed Product Biomarkers for such Transferred Country(ies), including diligence obligations pursuant to Article 8 (except (1) as set forth in subclause (B) above with respect to transition activities to be performed by AVEO, and (2) for Development Costs in the JDCT Development Plan that are ongoing as of the effective date of termination). ASTELLAS shall assume all such Development and Commercialization obligations with respect to Licensed Compounds, Licensed Products and Licensed Product Biomarkers for such Transferred Country(ies); provided that, as between AVEO and ASTELLAS, AVEO shall retain the sole right and responsibility for interacting with KHK with respect to any matters involving the Transferred Country(ies), or any Licensed Compound, Licensed Product or Licensed Product Biomarker Developed or Commercialized for use or sale in such Transferred Country(ies), to the extent necessary under this Agreement or the KHK Agreement, subject to JSC oversight;

(D) AVEO shall retain all right and responsibility for Manufacturing, and API shall continue to purchase from AVEO all of its (and its Affiliates’) requirements for, Licensed Compounds, Licensed Products and Licensed Product Biomarkers for the Transferred Country(ies), in accordance with Article 4 and the terms of the Clinical Supply Agreement or Commercial Supply Agreement, as applicable; provided that, if the claimed breach giving rise to termination by ASTELLAS under Section 15.3 relates to all countries in the JDCT, (1) AVEO shall transfer to API (or its Affiliate or its designated Third Party manufacturer) all Manufacturing Technology used, as of the effective date of termination, in the Manufacture of Licensed Compounds, Licensed Products and, if applicable, Licensed Product Biomarkers for the JDCT, under a transition plan to be mutually agreed by the Parties, (2) AVEO shall grant to API a non-exclusive, non-transferable (except as set forth in Section 17.7), non-sublicenseable (except to API’s Affiliates and API’s designated Third Party manufacturer) license under such Manufacturing Technology to make or have made such Licensed Compounds, Licensed Products and Licensed Product Biomarkers in the Field for the Transferred Countries for the remainder of the Term, (3) AVEO shall continue to Manufacture and supply to API Licensed Compounds, Licensed Products and, if applicable, Licensed Product Biomarkers for the Transferred Country(ies) in accordance with Article 4 and the terms of the Supply Agreements until such activities have been transitioned to API hereunder and a relevant Regulatory Authority has approved Manufacture by API of such Licensed Compounds, Licensed Products and Licensed Product Biomarkers for the Transferred Country(ies), but in no event for more than [**] years from the effective date of such termination (at which time AVEO’s Manufacturing obligations under the Supply Agreements with respect to the JDCT shall terminate), and (4) API shall pay AVEO for [**] of any supply of Licensed Compounds, Licensed Products and Licensed Product

Biomarkers provided to API under the foregoing subclause (3) within [**] days of invoice therefor (for clarity, which [**] shall not be shared between the Parties as an Allowable Expense in the calculation of Pre-Tax Profit or Loss);

(E) within [**] days after such waiver, the Parties shall conduct a final reconciliation in accordance with Item 3 of Exhibit H for the purpose of calculating Pre-Tax Profit or Loss through the effective date of termination of this Agreement, to the extent allocable to the Transferred Country(ies); and

(F) all applicable definitions, license grants, financial terms, Development, Commercialization and regulatory provisions, and other relevant terms of this Agreement, the JDCT Commercialization Agreement, the Clinical Supply Agreement, the Commercial Supply Agreement and the SDEA, as applicable, including any related plans, budgets and forecasts, shall be amended by the Parties as necessary to ensure the foregoing.

15.8 Treatment of Sublicensees. In the event of any termination of this Agreement, other than a termination of this Agreement by ASTELLAS under Section 15.2 (Elective Termination), any sublicense granted by API in compliance with this Agreement to a Sublicensee which (a) is then in good standing, and (b) in the case of a termination of this Agreement by AVEO for ASTELLAS’ uncured material breach or patent challenge, has not contributed to the event that led to such termination, shall remain in full force and effect pursuant to the terms thereof, except that such Sublicensee shall become a direct licensee of AVEO and all monies and other obligations due to ASTELLAS thereunder shall become immediately due to AVEO (or its licensor, as may be designated by AVEO) instead of ASTELLAS. The foregoing sentence only applies if the Sublicensee promptly (within [**] days after termination) pays to AVEO any amounts due hereunder that have not by then been paid by ASTELLAS, that are due hereunder in respect of the particular Sublicensee’s sublicensed territory. For the avoidance of doubt, if this Agreement is terminated solely with respect to specific Terminated Territory(ies), this Section 15.8 shall apply to the extent that the Sublicensee’s sublicensed territory is comprised of, or is affected by such termination of, the Terminated Territory(ies).

15.9 Survival.

(a) Upon any termination or expiration of this Agreement, unless otherwise specified in this Agreement, all rights and obligations of each Party under this Agreement shall terminate; provided, however, that the following provisions shall survive any expiration or termination of this Agreement in accordance with their terms: Articles 1, 10 (to the extent any amounts are payable but unpaid as of the effective date of termination), 12, 14, 16 and 17, and Sections 3.6, 4.3, 6.4(b) (the second to last sentence only), 6.4(c)(i) (last sentence only), 11.1, 13.6, 15.1(b), 15.5, 15.6, 15.7, 15.8 and this 15.9.

(b) Expiration or termination of this Agreement, the JDCT Commercialization Agreement, the Clinical Supply Agreement, the Commercial Supply Agreement or the SDEA, as applicable, shall not relieve the Parties of any rights, obligations or liabilities which accrued hereunder or thereunder prior to the effective date of such expiration or termination, nor preclude either Party from pursuing all rights and remedies it may have hereunder or thereunder, or at law or in equity, with respect to any breach of this Agreement, the JDCT Commercialization Agreement, the Clinical Supply Agreement, the Commercial Supply Agreement or the SDEA, as applicable, unless otherwise expressly stated herein or therein.

ARTICLE 16

DISPUTE RESOLUTION

16.1 Seeking Consensus. If any dispute, controversy or claim arising out of or relating to the validity, construction, enforceability, performance or breach of this Agreement arises between the Parties (“Dispute”), including any Dispute that is escalated to the JSC by the JDC or JCC pursuant to Section 2.6 or otherwise falls within the jurisdiction of the JSC (e.g., a Dispute concerning matters that are purely business, operational or technical matters) but cannot be resolved by the JSC pursuant to Section 2.6 (“Non-Arbitrable Dispute”), then upon the written request of either Party, the chief executive officers of each Party shall promptly meet and discuss the Dispute and seek to identify and reach agreement on a potential resolution thereof in good faith, which good faith efforts shall include at least one in-person meeting between the chief executive officers of each Party. The written request shall explain the nature of the Dispute and refer to the relevant provisions of the Agreement upon which the Dispute is based. The complaining Party shall also set forth a proposed solution to the problem, including a suggested time frame within which the Parties must act. If the Dispute is not resolved within [**] days following the written request for discussions, either Party may then invoke binding arbitration in accordance with Section 16.2 below to resolve such Dispute, excluding any Non-Arbitrable Dispute (which shall not be subject to further arbitration or litigation hereunder).

16.2 Arbitration.

(a) Notice of Arbitration. Any Dispute which may arise between the Parties that is not resolved pursuant to Section 16.1 shall be settled by binding arbitration as set forth in this Section 16.2, excluding (i) any Non-Arbitrable Dispute, (ii) any Dispute concerning patent term extensions with respect to ASTELLAS Patents and Licensed Patents other than Joint Other Invention Patents (which Dispute shall be resolved pursuant to Section 11.3), and (iii) any Patent and trademark Disputes as specified in Section 16.5 (which shall be resolved pursuant to Section 16.5). Either Party, following the end of the [**] day period referenced in Section 16.1, may refer such issue to arbitration by submitting a written notice of such request to the other Party.

(b) Selection of Arbitrators. The number of arbitrators to resolve any Dispute submitted to arbitration under Section 16.2(a) shall be three (3). Each Party shall select one (1) arbitrator within [**] days following receipt of notice under Section 16.2(a), and the two arbitrators selected by the Parties shall be responsible for selecting the third arbitrator. Each arbitrator shall be neutral and independent of both Parties and all of their respective Affiliates, shall have significant experience and expertise in licensing and partnering agreements in the pharmaceutical and biotechnology industries. If the two arbitrators selected by the Parties cannot agree on a third arbitrator within [**] days following either Party’s request for arbitration hereunder, then such third arbitrator shall be appointed by JAMS, which arbitrator must meet the foregoing criteria.

(c) Location; Proceedings. The place of arbitration shall be New York City, New York. The proceedings shall be conducted pursuant to the rules set forth by JAMS for international arbitration proceedings. All proceedings and communications shall be in English. Each Party shall have the right to be represented by counsel of its own choosing.

(d) Discovery. The Parties agree that discovery appropriate to the issues in the dispute shall be permitted in the arbitration, including reasonable document requests, pre-hearing exchanges of information, expert witness disclosures, limited depositions of important witnesses and other appropriate discovery, provided that such discovery shall be limited to the narrower of (i) the scope of discovery agreed to by the Parties, or if none can be agreed, established by the arbitrators, and (ii) such discovery as would be permitted by the Federal Rules of Civil Procedure and is approved by the arbitrators, keeping in mind the goal of an expedited and efficient proceeding.

(e) Procedural Rules; Statute of Limitations. The arbitration shall be governed by the procedural and substantive law set forth in Section 16.3 and the United States Arbitration Act, 9 U.S.C. §§1-16 to the exclusion of any inconsistent state laws. The statute of limitations of the State of New York applicable to the commencement of a lawsuit shall apply to the commencement of arbitration under this Article 16; provided that such statute of limitations shall be tolled with respect to the subject matter of any Dispute upon delivery of a Party’s written request under Section 16.1 relating to such Dispute; provided, further, that, if the chief executive officers are unable to resolve such Dispute within the [**] day period specified in Section 16.1, the Parties agree to file the notice of arbitration within [**] days thereafter.

(f) Costs. Each Party shall bear its own costs and expenses and attorneys’ fees in the arbitration, except that the arbitrators may order the non-prevailing Party to bear all or an appropriate part (reflective of the relative success on the issues) of the costs and expenses and reasonable attorneys’ fees incurred by the prevailing Party based on the relative merits of each Party’s positions on the issues in the Dispute. The Party that substantially prevails in the arbitration proceeding shall be paid the arbitrators’ fees and expenses and any administrative fees of arbitration.

(g) Award. Any award rendered by the arbitrators shall be final and binding on the Parties, and shall be governed by the terms and conditions hereof, including the limitation on damages set forth in Section 14.6. Any award to be paid by one Party to the other Party as determined by the arbitrators shall be promptly paid in U.S. dollars free of any tax, deduction or offset; and any costs, fees or taxes incident to enforcing the award shall, to the maximum extent permitted by Applicable Law, be charged against the Party resisting enforcement. Each Party agrees to abide by the award rendered in any arbitration conducted pursuant to this Article 16, and agrees that, subject to the U.S. Federal Arbitration Act, 9 U.S.C. §§ 1-16, judgment may be entered upon the final award in any court of competent jurisdiction, including any court of competent jurisdiction in the United States or in Japan. The award shall include interest from the date of any damages incurred for breach of the Agreement, and from the date of the award until paid in full, at the rate set forth in Section 10.21.

(h) Confidentiality. All proceedings and decisions of the arbitrator shall be deemed Confidential Information of each of the Parties, and shall be subject to Article 12. Except as required by Applicable Law, neither Party shall make (or instruct the arbitrator to make) any public announcement with respect to the proceedings or decision of the arbitrators without prior written consent of the other Party. The existence of any dispute submitted to arbitration, and the award, shall be kept in confidence by the Parties and the arbitrators, except as required in connection with the enforcement of such award or as otherwise required by Applicable Law.

(i) Survivability. Any duty to arbitrate under this Agreement shall remain in effect and be enforceable after termination of this Agreement for any reason.

16.3 Governing Law. This Agreement shall be governed by and construed under the substantive laws of the State of New York, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Agreement to the substantive law of another jurisdiction.

16.4 Injunctive Relief; Remedy for Breach of Exclusivity. Nothing in this Article 16 will preclude either Party from seeking equitable relief or interim or provisional relief from a court of competent jurisdiction, including a temporary restraining order, preliminary injunction or other interim equitable relief, concerning a dispute either prior to or during any arbitration if necessary to protect the interests of such Party or to preserve the status quo pending the arbitration proceeding. Specifically, the Parties agree that a material breach by either Party of its obligations in Section 9.6 of this Agreement may cause irreparable harm to the other Party, for which damages may not be an adequate remedy. For the avoidance of doubt, nothing in this Section 16.4 shall otherwise limit a breaching Party’s opportunity to cure a material breach as permitted in accordance with Section 15.3(a).

16.5 Patent and Trademark Disputes. Notwithstanding Section 16.2, any Dispute relating to the scope, validity, enforceability or infringement of any Licensed Patents, ASTELLAS Patents, Jointly Owned Product Patents or Joint Other Invention Patents (for clarity, excluding any Dispute concerning patent term extensions with respect to ASTELLAS Patents and Licensed Patents other than Joint Other Invention Patents, which Dispute shall be resolved pursuant to Section 11.3(b)), or relating to JDCT Trademarks or other Trademarks Controlled by a Party Covering the Manufacture, use, importation, offer for sale or sale of Licensed Products or Licensed Product Biomarkers shall be submitted to a court of competent jurisdiction in the country in which such Patent or trademark rights were granted or arose.

ARTICLE 17

MISCELLANEOUS

17.1 Export Control. This Agreement is made subject to any restrictions concerning the export of products or technical information from the United States of America or other countries which may be imposed upon or related to AVEO or ASTELLAS from time to time. Each Party agrees that it shall not export, directly or indirectly, any technical information acquired from the other Party under this Agreement or any products using such technical information to a location or in a manner that at the time of export requires an export license or other governmental approval, without first obtaining the written consent to do so from the appropriate agency or other governmental entity, provided that AVEO shall undertake Commercially Reasonable Efforts to procure all relevant export licenses and other governmental approvals.

17.2 Entire Agreement; Amendment. This Agreement (including the Exhibits hereto), together with the Supply Agreements, the JDCT Commercialization Agreement and the SDEA, set forth the complete, final and exclusive agreement and all the covenants, promises, agreements, warranties, representations, conditions and understandings between the Parties with respect to Licensed Compounds, Licensed Products and Licensed Product Biomarkers, and supersede and terminate all prior agreements and understandings between the Parties with respect to the subject matter hereof, including the Confidentiality Agreement. There are no covenants, promises, agreements, warranties, representations, conditions or understandings, either oral or written, between the Parties other than as are set forth herein and therein. No subsequent alteration, amendment, change or addition to this Agreement shall be binding upon the Parties unless reduced to writing and signed by an authorized officer of each Party.

17.3 Force Majeure. A Party shall be excused from the performance of its obligations under this Agreement to the extent that such performance is prevented by a Force Majeure and the nonperforming Party promptly provides notice of the prevention to the other Party. Such excuse shall be continued so long as the condition constituting Force Majeure continues and the nonperforming Party takes reasonable efforts to remove the condition. For purposes of this Agreement, “Force Majeure” means conditions beyond a Party’s reasonable control or ability to plan for, including acts of God, war, terrorism, civil commotion, epidemic, failure or default of public utilities or common carriers, and destruction of production facilities or materials by fire, earthquake, storm or like catastrophe; provided, however, that the payment of amounts due and owing hereunder shall not be excused by reason of a Force Majeure affecting the payor. For avoidance of doubt, such payments shall include, without limitation, milestone payments, royalty payments and allocation of Pre-Tax Profit and Loss as described on Exhibit H.

17.4 Notices. Any notice required or permitted to be given under this Agreement shall be in writing, shall specifically refer to this Agreement and shall be deemed to have been sufficiently given for all purposes if mailed by first class certified or registered mail, postage prepaid, express delivery service or personally delivered. Unless otherwise specified in writing, the mailing addresses of the Parties shall be as described below.

In the case of API:
Astellas Pharma Inc. 2-3-11, Nihonbashi-Honcho, Chuo-ku Tokyo 103-8411, Japan Attention: Vice President, License & Alliances Facsimile: +81-(0)3-3244-3245

with a required copy to:
Astellas Pharma Inc.

2-3-11, Nihonbashi-Honcho, Chuo-ku Tokyo 103-8411, Japan Attention: Vice President, Legal Facsimile: +81-(0)3-3244-5811

In the case of AUS:
Astellas US LLC Three Parkway North Deerfield, IL 60015 Attention: Vice President, Business Development Facsimile: (847) 317-5977

with a required copy to:
Astellas US LLC Three Parkway North Deerfield, IL 60015 Attention: Senior Vice President, General Counsel and Secretary Facsimile: (847) 317-7288

In the case of APEL:
Astellas Pharma Europe Limited Lovett House Lovett Road Staines, Middlesex TW18 3AZ Attention:Vice President - Licensing & Alliances Facsimile: +44 1784 419 525

with a required copy to:
Astellas Pharma Europe Limited Lovett House Lovett Road Staines, Middlesex TW18 3AZ Attention: Senior Vice President & General Counsel Facsimile: +44 1784 419 525

In the case of AVEO US:
AVEO Pharmaceuticals, Inc. 75 Sidney Street Cambridge, MA 02139 Attention: Chief Business Officer Facsimile: (617) 995-4995

In the case of AVEO UK:
AVEO Pharma Limited

Gainsborough House 81 Oxford Street London W1D 2EU, United Kingdom Attention: David Johnston, Director

in each case, with a required copy to:

AVEO Pharmaceuticals, Inc.

75 Sidney Street

Cambridge, MA 02139

Attention: Vice President, Corporate Counsel

Facsimile: (617) 995-4995

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, MA 02109

Attention: Steven D. Singer, Esq.

Facsimile No.: (617) 526-5000

17.5 Maintenance of Records. Each Party shall keep and maintain all records required by Applicable Law with respect to Licensed Products and Licensed Product Biomarkers and shall make copies of such records available to the other Party upon request.

17.6 Construction. This Agreement has been prepared jointly by the Parties and shall not be strictly construed against any Party. Any reference in this Agreement to an Article, Section, subsection, paragraph, clause, Schedule or Exhibit shall be deemed to be a reference to any Article, Section, subsection, paragraph, clause, Schedule or Exhibit, of or to, as the case may be, this Agreement. Except where the context otherwise requires, (a) any definition of or reference to any agreement, instrument or other document refers to such agreement, instrument other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein or therein), (b) any reference to any laws refers to such laws as from time to time enacted, repealed or amended, (c) the words “herein,” “hereof” and hereunder,” and words of similar import, refer to this Agreement in its entirety and not to any particular provision hereof, (d) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “but not limited to,” “without limitation” or words of similar import, (e) the word “or” is used in the inclusive sense (or), (f) when referring to notices to, review by, consultation with, or the prior written consent or agreement of, “AVEO”, such notice, review, consultation, consent or agreement shall only be required as to AVEO US, except that, with respect to European Commercialization matters, such notice, review, consultation, consent or agreement, as applicable, shall be required as to both AVEO US and AVEO UK, (g) when referring to notices to, review by, consultation with, or the prior written consent or agreement of, “ASTELLAS”, such notice, review by, consultation, consent or agreement shall only be required as to API, except that, with respect to North American Commercialization matters, such notice, review, consultation, consent or agreement, as applicable, shall be required as to both API and AUS, and, with respect to European

Commercialization matters, as to both API and APEL, and (h) where “Party” is used in reference to “AVEO” (or any entity included within “AVEO”, as applicable), “Party” may refer to either or both AVEO US or AVEO UK, as the context requires, and where “Party” is used in reference to “ASTELLAS” (or any entity included within “ASTELLAS”, as applicable), “Party” may refer to any one or more of API, AUS or APEL, as the context requires.

17.7 Assignment. Neither this Agreement nor any right or obligation hereunder may be assigned or otherwise transferred by either Party without the consent of the other Party; provided, however, that either Party may, without such consent, assign this Agreement (a) in whole or in part (whether divided on a geographic basis, in connection with the assignment of the economic benefit of this Agreement, or otherwise), to any of its respective Affiliates; provided that such Party shall remain jointly and severally liable with such Affiliate in respect of all obligations so assigned; such Affiliate has acknowledged and confirmed this in writing effective as of such assignment or other transfer; and such Affiliate shall be bound by this Agreement as if it were a party to it as and to the identical extent applicable to the transferor; or (b) as a whole, if such Party merges with, or all or substantially all of its business or assets are acquired by, another entity (whether by merger, sale of assets, sale of stock or otherwise) (an “M&A Event”), to such Party’s merger partner or the acquirer as part of that M&A Event. Each Party agrees that, notwithstanding any provisions of this Agreement to the contrary, if this Agreement is assigned by such Party in connection with an M&A Event, such assignment shall not provide the non-assigning Party with rights or access to intellectual property or technology of the acquirer of the assigning Party. Any permitted assignment shall be binding on the successors of the assigning Party. Any assignment or attempted assignment by any Party in violation of the terms of this Section 17.7 shall be null and void.

17.8 Performance by Affiliates. Each Party acknowledges that rights and obligations under this Agreement, the JDCT Commercialization Agreement, the Supply Agreements and the SDEA may be performed by Affiliates of AVEO US and API, and each of AVEO US, on the one hand, and API, on the other hand, guarantees performance of this Agreement, the JDCT Commercialization Agreement, the Supply Agreements and the SDEA by their respective Affiliates. Notwithstanding the foregoing, if any dispute arises out of the performance of this Agreement by an Affiliate, or the alleged failure of an Affiliate to comply with the conditions and obligations of this Agreement, the Party seeking to resolve such dispute shall have the right do so directly with AVEO US or API, as applicable, only after such Party has first undertaken efforts to pursue an action against, or obtain recovery from, the Affiliate which is alleged to have caused a breach of this Agreement.

17.9 Independent Contractors. It is expressly agreed that AVEO and ASTELLAS shall be independent contractors and that the relationship between any two of them or among them shall not constitute a partnership, joint venture or agency. Neither AVEO nor ASTELLAS shall have the authority to make any statements, representations or commitments of any kind, or to take any action, which shall be binding on any other Party, without the prior written consent of the other Party to do so.

17.10 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

17.11 Severability. If any provision of this Agreement is held to be invalid or unenforceable in the alternative dispute resolution proceedings specified in Article 16 from which no court appeal can be or is taken, the provision shall be considered severed from this Agreement and shall not serve to invalidate any remaining provisions hereof. The Parties shall make a good faith effort to replace any invalid or unenforceable provision with a valid and enforceable one such that the objectives contemplated by the Parties when entering this Agreement may be realized.

17.12 Headings. The headings for each article and section in this Agreement have been inserted for convenience of reference only and are not intended to limit or expand on the meaning of the language contained in the particular article or section.

17.13 No Waiver. Any delay in enforcing a Party’s rights under this Agreement or any waiver as to a particular default or other matter shall not constitute a waiver of such Party’s rights to the subsequent enforcement of its rights under this Agreement, excepting only as to an express written and signed waiver as to a particular matter for a particular period of time executed by an authorized officer of the waiving Party.

17.14 No Third Party Beneficiaries. Except as expressly set forth in this Agreement, no Person other than the Parties and their respective Affiliates and permitted assignees and indemnitees hereunder shall be deemed an intended third party beneficiary hereunder or have any right to enforce any obligation of this Agreement.

17.15 Costs. Each Party shall bear its own legal costs of and incidental to the preparation, negotiation and execution of this Agreement.

17.16 Standstill.

(a) ASTELLAS agrees that from the Effective Date until the first anniversary of the date that is the later of (1) grant of Marketing Approval in the United States and (2) EMA grant of Marketing Approval (the “Standstill Period”), neither ASTELLAS nor any of its Affiliates shall, in any manner, directly or indirectly unless invited to do so by AVEO:

(i) make, effect, initiate, cause or participate in any acquisition of beneficial ownership of any voting securities of AVEO or any voting securities of any subsidiary or other Affiliate of AVEO, if the effect of such acquisition would be to entitle ASTELLAS to cast directly or indirectly more than five percent (5%) of the voting power in any election of directors of AVEO (for purposes of the 5% calculation under this Section 17.16(a)(i), all such securities, rights or options beneficially owned by ASTELLAS (including through Affiliates or others) shall be treated on an as-exercised and as-converted basis, but such securities, rights or options beneficially owned by others shall not be so treated);

(ii) make, effect, initiate, cause or participate in any acquisition of any material assets of AVEO or any subsidiary of AVEO that would place AVEO or ASTELLAS under a legal obligation to make a public disclosure of such activity;

(iii) engage or become a participant in any “solicitation” of (x) “proxies” (as such terms are defined in Regulation 14A under the Exchange Act) or (y) consents to vote any AVEO stock;

(iv) form, join or participate in a “group” (as defined in the Securities Exchange Act of 1934 and the rules promulgated thereunder) with respect to the matters set forth in clauses (i), (ii) or (iii) of this Section 17.16(a);

(v) agree or offer to take, or propose (publicly or otherwise) the taking of, any action referred to in clauses (i), (ii), (iii) or (iv) of this Section 17.16(a);

(vi) assist, induce or encourage any other Person to take any action of the type referred to in clauses (i), (ii), (iii), (iv) or (v) of this Section 17.16(a);

(vii) enter into any discussions, negotiations, arrangement or agreement with any other Person relating to any of the foregoing; or

(viii) request or propose that AVEO or any of AVEO’s representatives amend, waive or consider the amendment or waiver of any provision set forth in this Section 17.16(a).

(b) The obligations and restrictions of ASTELLAS under Section 17.16(a) shall automatically terminate and be of no further force or effect:

(i) upon any Person or group (x) commencing or publicly announcing its intent to commence a tender or exchange offer for securities or other voting interests representing more than [**] percent ([**]%) of the combined voting power of the then outstanding voting securities of AVEO or (y) publicly announcing a bona fide unsolicited proposal to enter into a transaction described in subsection (b)(ii) below;

(ii) upon AVEO publicly announcing a process designed to solicit offers relating to transactions that, if consummated, would constitute a Change in Control (as defined in clause (c) below) of AVEO;

(iii) upon the public announcement of an offer from a Third Party to acquire, directly or indirectly, beneficial ownership of more than [**] percent ([**]%) of the then outstanding voting securities of AVEO or all or substantially all of the consolidated assets of AVEO;

(iv) upon AVEO publicly announcing the actual or intended execution by AVEO of a definitive agreement that, if consummated, would result in a Change in Control; or

(v) upon AVEO publicly announcing that the board of directors of AVEO has adopted a plan of liquidation or dissolution;

provided, however, that, in each of the foregoing cases, the standstill set forth in Section 17.16(a) shall be reinstated if the subject transaction under clause (i) through (v) above is terminated.

(c) A “Change in Control” of AVEO shall mean:

(i) the acquisition by a Person of beneficial ownership of any capital stock of AVEO if, after such acquisition, such Person beneficially owns [**] percent ([**]%) or more of either (x) the then-outstanding shares of common stock of AVEO or (y) the combined voting power of the then-outstanding securities of AVEO; provided, however, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change of Control: (A) any acquisition directly from AVEO (excluding an acquisition pursuant to the exercise, conversion or exchange of any security exercisable for, convertible into or exchangeable for common stock or voting securities of AVEO, unless the Person exercising, converting or exchanging such security acquired such security directly from AVEO or an underwriter or agent of AVEO), (B) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by AVEO or any corporation controlled by AVEO, or (C) any acquisition by any corporation pursuant to a Business Combination (as defined below) which complies with clauses (x) and (y) of subsection (ii) of this definition; or

(ii) the consummation of a merger, consolidation, reorganization, recapitalization or share exchange involving AVEO or a sale or other disposition of all or substantially all of the assets of AVEO (a “Business Combination”), unless, immediately following such Business Combination, each of the following two conditions is satisfied: (x) all or substantially all of the individuals and entities who were the beneficial owners of the then-outstanding shares of common stock of AVEO and the combined voting power of the then-outstanding securities of AVEO immediately prior to such Business Combination beneficially own, directly or indirectly, more than [**] percent ([**]%) of the then-outstanding shares of common stock and the combined voting power of the then-outstanding securities, respectively, of the resulting or acquiring corporation in such Business Combination (which shall include, without limitation, a corporation which as a result of such transaction owns AVEO or substantially all of AVEO’s assets either directly or through one or more subsidiaries) (such resulting or acquiring corporation is referred to herein as the “Acquiring Corporation”) in substantially the same proportions as their ownership of the then-outstanding shares of common stock of AVEO and the combined voting power of the then-outstanding securities of AVEO, respectively, immediately prior to such Business Combination and (y) no Person (excluding any employee benefit plan (or related trust) maintained or sponsored by AVEO or by the Acquiring Corporation) beneficially owns, directly or indirectly, [**] percent ([**]%) or more of the then-outstanding shares of common stock of the Acquiring Corporation, or of the combined voting power of the then-outstanding securities of such corporation (except to the extent that such ownership existed prior to the Business Combination).

(d) Nothing in this Section 17.16 prohibits ASTELLAS or any of its Affiliates from acquiring securities of AVEO or any of its subsidiaries or other Affiliates by or through:

(i) a diversified mutual or pension fund or employee benefit plan managed by an independent investment adviser or pension plan established for the benefit of the employees of ASTELLAS or any of its Affiliates; or

(ii) any stock portfolios not controlled by ASTELLAS or any of its Affiliates that invest in AVEO or any of its subsidiaries or other Affiliates among other companies on a broadly diversified basis.

(e) In addition, nothing in Section 17.16 shall prevent ASTELLAS or any of its Affiliates from acquiring securities of another pharmaceutical or biotechnology company or other Person that, at the time ASTELLAS or any of its Affiliates first enters into an agreement to acquire such company’s securities, beneficially owns any securities of AVEO or any of its subsidiaries or other Affiliates, provided that any securities of AVEO so acquired shall be subject to the provisions of this Section 17.16.

(f) The expiration of the Standstill Period will not terminate or otherwise affect any of the other provisions of this Agreement.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, AVEO US, AVEO UK, API, AUS and APEL execute this Agreement by the hands of their duly authorized officers, effective as of the Effective Date:

AVEO PHARMACEUTICALS, INC.		ASTELLAS PHARMA INC.

By:	/s/ Tuan Ha-Ngoc	By:	/s/ Masafumi Nogimori
Name:	Tuan Ha-Ngoc	Name:	Masafumi Nogimori
Title:	President and CEO	Title:	President and CEO

AVEO PHARMA LIMITED		ASTELLAS PHARMA EUROPE LIMITED

By:	/s/ Tuan Ha-Ngoc	By:	/s/ Masao Yoshida
Name:	Tuan Ha-Ngoc	Name:	Masao Yoshida
Title:	Director	Title:	President and CEO

ASTELLAS US LLC

		By:	/s/ Seigo Kashii
		Name:	Seigo Kashii
		Title:	President and CEO

[Signature Page to Collaboration Agreement]

EXHIBIT A

CLINICAL SUPPLY AGREEMENT

BY AND BETWEEN

AVEO PHARMACEUTICALS, INC.,

AND

ASTELLAS PHARMA INC.

EFFECTIVE AS OF

FEBRUARY 16, 2011

CLINICAL SUPPLY AGREEMENT

This CLINICAL SUPPLY AGREEMENT (this “Agreement”) is entered into as of February 16, 2011 (the “Effective Date”) by and between AVEO PHARMACEUTICALS, INC., a Delaware corporation with its principal offices at 75 Sidney Street, Cambridge, MA 02139 United States (“AVEO”), and ASTELLAS PHARMA INC., a Japanese corporation with its principal offices at 3-11, Nihonbashi-Honcho 2 Chrome, Chuo-Ku, Toyko 103-8411 Japan (“ASTELLAS”). AVEO and ASTELLAS may be referred to herein each, individually, as a “Party” or, collectively, as the “Parties”.

RECITALS

WHEREAS, the Parties are concurrently entering into a Collaboration and License Agreement dated as of the date hereof (the “Collaboration Agreement”), pursuant to which, among other things, the Parties have agreed to collaborate on the Development and Commercialization of Licensed Compounds, Licensed Products and Licensed Product Biomarkers (each as defined in the Collaboration Agreement) in accordance with the terms of the Collaboration Agreement;

WHEREAS, pursuant to the terms of the Collaboration Agreement, ASTELLAS desires to obtain supplies of Clinical Supply Product (as defined below) and AVEO is willing to manufacture Clinical Supply Product via its Third Party Manufacturer (as defined below), on such terms and conditions as are set forth herein.

NOW THEREFORE, in consideration of the foregoing premises, which are incorporated into and made a part of this Agreement, and of the mutual covenants which are recited herein, the Parties agree as follows:

1.	DEFINITIONS

Capitalized terms used herein and not defined shall have the meaning given thereto in the Collaboration Agreement. Other terms are defined as follows:

1.1 “Batch” shall mean a specific quantity of Clinical Supply Product that is produced according to a single manufacturing order during the same cycle of Manufacture.

1.2 “Batch Record” shall mean all documentation associated with the production, testing and Manufacture of Clinical Supply Product under a Batch, including without limitation production records, certificates of analysis supplied by the manufacturers of raw materials used in the Manufacture of Clinical Supply Product, sampling documentation, test results, investigative and correction action reports, deviation reports, all applicable Manufacturing process data (including any pertinent output from instrumentation), Facility cGMP compliance verifications for the duration of the Batch’s production, the Certificate of Analysis, the Certificate of Compliance and any additional quality review and approval documentation.

1.3 “Calendar Quarter” shall mean a calendar quarter ending on the last day of March, June, September or December.

1.4 “Calendar Year” shall mean a period of time commencing on January 1 and ending on the following December 31.

1.5 “cGMP” shall mean, as of a given point in time and regulatory jurisdiction, then-current good manufacturing practices in accordance with the regulations and standards required by applicable Regulatory Authority(ies) in the Territory, as applicable.

1.6 “Clinical Supply Product” shall mean Licensed Product (or placebo if required for the applicable clinical study pursuant to the JDCT Development Plan or ASTELLAS RBT Development Plan) in filled and/or finished form, as applicable, for use in Development of Licensed Products in the Field in the Territory.

1.7 “Facility” shall mean, as designated in the Quality Agreement, the manufacturing facility (or portion thereof) used to Manufacture Clinical Supply Product under this Agreement.

1.8 “JDCT” shall mean North America and Europe, each as further defined in the Collaboration Agreement.

1.9 “Order” shall mean a written confirmation delivered by ASTELLAS to AVEO for Clinical Supply Product pursuant to Section 4.5.

1.10 “RBT” shall mean all countries other than the JDCT and countries in Asia that constitute the KHK Territory, each as further defined in the Collaboration Agreement.

1.11 “Specifications” shall mean the manufacturing and quality specifications for the Clinical Supply Product established from time to time in accordance with Article 5.

1.12 “Third Party Manufacturer” shall mean existing Third Party Manufacturing contractors of AVEO (as disclosed to ASTELLAS under the Collaboration Agreement prior to the Effective Date) and any other Third Party contractors selected by AVEO to Manufacture Clinical Supply Product, subject to JSC approval pursuant to Section 2.1(d)(iii)(B) of the Collaboration Agreement.

1.13 Additional Definitions. Each of the following definitions is set forth in the section of this Agreement indicated below:

Definitions	Section
Acceptance	5.6(d)(i)
Clinical Supply Product Warranties	5.6(a)
Collaboration Agreement	Recitals
Effective Date	Preamble
Forecast	4.1
Firm Forecast	4.2
JMC	2.1
Initial Forecast	4.1
Long Term Forecast	4.4

Definitions	Section
Manufacturing Requirements	5.6(b)
Non-Conforming Supply	5.6(d)(i)
Quality Agreement	3.3
Semi-Firm Forecast	4.2
Short Supply	5.6(d)(i)
Transfer Price	6.2

2.	COORDINATION; OVERSIGHT

2.1 Oversight. AVEO will provide day-to-day management of the Manufacture and supply of the Clinical Supply Product pursuant to this Agreement. The Parties shall establish a Joint Manufacturing Committee (“JMC”), as a subcommittee to the JSC, consisting of up to [**] manufacturing, logistics, quality control and quality assurance personnel from each Party; provided that each Party may invite up to [**] additional personnel whom it considers reasonably necessary to invite for the purpose of the JMC. The JMC will provide guidance and recommendation for the Manufacture and supply of the Clinical Supply Product including:

(a) recommending the overall strategy for Manufacture and supply for Clinical Supply Product to the JSC;

(b) recommending Third Party Manufacturers proposed to be used for Manufacturing Clinical Supply Product to the JSC;

(c) monitoring logistics, capacity planning and inventory levels for Clinical Supply Product;

(d) review of each Party’s budgets and Forecasts and Long Term Forecasts for Clinical Supply Product, including Manufacturing Costs;

(e) providing a forum for the Parties to discuss any material quality-related issues concerning the Clinical Supply Product;

(f) providing a forum for the Parties to discuss any scientific issues concerning (i) the development of Know-How related to to the Clinical Supply Product (including the Licensed Compound therein) (provided that, all such discussions are reported to the JSC pursuant to Section 2.1(d)(iv) of the Collaboration Agreement) and (ii) the Manufacture and supply of the Clinical Supply Product including the content of the documents thereto to be submitted to Regulatory Authorities;

(g) monitoring and reviewing of Material Communications with Regulatory Authorities with respect to issues concerning the Manufacture of Clinical Supply Product; and

(h) other matters as agreed by the Parties for the purpose of the Manufacture and supply of the Clinical Supply Product.

2.2 Responsibility. Unless otherwise specified herein or expressly consented to in writing by Parties, as between the Parties, AVEO shall have control of performance of all activities necessary to supply ASTELLAS and its Affiliates with Clinical Supply Product as contemplated hereunder, in each case which shall be consistent with all Applicable Law, JSC approval as provided in Section 2.1 of the Collaboration Agreement, JMC oversight and the terms and conditions of this Agreement.

3.	SUPPLY

3.1 Exclusive Supply. Except as otherwise expressly provided in this Agreement, ASTELLAS shall exclusively purchase from AVEO all Clinical Supply Product in order to meet ASTELLAS’s and its Affiliates’ requirements of the Clinical Supply Product for use by ASTELLAS’s and its Affiliates in conducting Development activities for the JDCT and the RBT in accordance with the JDCT Development Plan, the ASTELLAS RBT Development Plan and the Collaboration Agreement, as applicable. For purposes of clarity, if ASTELLAS grants any sublicenses in accordance with Section 9.2 of the Collaboration Agreement, the Parties, together with the applicable Sublicensee(s), shall negotiate in good faith any appropriate amendments to this Agreement to reflect any supply of Clinical Supply Product to such Sublicensee.

3.2 General Scope of Services. Subject to the terms and conditions of this Agreement, AVEO shall (for itself or through its Third Party Manufacturer(s)) use Commercially Reasonable Efforts to Manufacture and supply ASTELLAS’s and its Affiliates’ requirements of Clinical Supply Product for use in the Development of Licensed Product for the JDCT in accordance with the JDCT Development Plan, and for use in the Development of Licensed Product for the RBT in accordance with the ASTELLAS RBT Development Plan; provided that, (i) AVEO shall only label and package Clinical Supply Product for use in an applicable territory in a manner for which adequate stability data (which shall be conducted pursuant to Section 5.8) already exists as of the date of the applicable Order, and (ii) AVEO’s obligations under this Section 3.2 are subject to receipt of adequate information in the applicable Order from ASTELLAS pursuant to Sections 4.5(c) and 4.5(d).

3.3 Quality Agreement. Within ninety (90) days of the Effective Date, but no later than the date of initiation of the first ASTELLAS conducted clinical study for the Licensed Product, the Parties shall negotiate and execute a quality agreement specifying the testing, storage, release, cGMP, regulatory, audit and other quality assurance requirements relating to Manufacture and shipment of Clinical Supply Product by or on behalf of AVEO under this Agreement (the “Quality Agreement”). To the extent there are any inconsistencies or conflicts between this Agreement and the Quality Agreement, the terms and conditions of this Agreement shall control unless otherwise agreed to in writing by the Parties.

3.4 Third Party Manufacturers. ASTELLAS acknowledges and agrees that the provisions set forth in this Agreement are subject to the requirements and limitations of AVEO’s agreements with its Third Party Manufacturers. Without limiting the generality of the foregoing, AVEO shall use Commercially Reasonable Efforts to ensure its Third Party Manufacturer(s) comply in all material respects with the requirements related to the Manufacture of the Clinical Supply Product set forth in this Agreement and the Quality Agreement, including the establishment and deployment of regular and for cause inspections of the Facilities of such Third Party Manufacturer(s) and the execution of regular and for cause audits of such Third Party Manufacturer(s). AVEO shall not amend those agreements with Third Party Manufacturer(s) in a way that is inconsistent with the material requirements related to the Manufacture of the Clinical Supply Product in this Agreement and the Quality Agreement nor terminate them without prior written consent of ASTELLAS. However, AVEO may amend or terminate those agreements with Third Party Manufacturers without ASTELLAS prior written consent if such amendment or termination (i) would not change any of AVEO’s obligations to ASTELLAS hereunder, (ii) is necessary to comply with Applicable Law, or (iii) is related to the safety, efficacy, or potency of the Clinical Supply Product; provided that AVEO shall immediately inform ASTELLAS of such amendment or termination in writing. AVEO shall provide to ASTELLAS any audit reports generated by or prepared for AVEO in the conduct of such inspections or audits, which reports shall be deemed Confidential Information of AVEO. In addition, if reasonably requested by ASTELLAS, AVEO shall use Commercially Reasonable Effort to ensure those Third Party Manufacturer(s) to allow regular and for-cause inspections or audits by ASTELLAS of those Third Party Manufacturer(s).

3.5 Materials. In accordance with the approved strategy or plan for the Manufacture and supply of the Clinical Supply Product, AVEO may enter into supply agreements with Third Party suppliers of the materials necessary to Manufacture the Clinical Supply Product upon approval of the JSC of such Third Party contractors. For the avoidance of doubt, ASTELLAS has reviewed and approved all Third Party material suppliers and Third Party Manufacturers utilized by AVEO in the Manufacture of the Clinical Supply Product as of the Effective Date. AVEO shall not amend those Third Party supply agreements in a way that is inconsistent with the material requirements related to the Manufacture of the Clinical Supply Product in this Agreement and the Quality Agreement nor terminate them without prior written consent of ASTELLAS. However, AVEO may amend or terminate those agreements Third Party supply agreements without ASTELLAS prior written consent if such amendment or termination (i) would not change any of AVEO’s obligations to ASTELLAS hereunder, (ii) is necessary to comply with Applicable Law, or (iii) is related to the safety, efficacy, or potency of the Clinical Supply Product; provided that AVEO shall inform ASTELLAS of such amendment or termination in writing within 96 hours.

4.	FORECASTS AND ORDERS

4.1 Initial Forecast and Quarterly Forecast. An initial non-binding forecast shall be delivered by ASTELLAS to AVEO by [**] which shall specify the total quantity and packaged and labeled form of each required dosage and strength of Clinical Supply Product that ASTELLAS expects to order from AVEO within the next [**] month period, broken down by calendar month, by country, and by clinical trial (“Initial Forecast”). Thereafter, on or before the first Business Day of each Calendar Quarter after the delivery of the Initial Forecast, ASTELLAS shall submit to AVEO a rolling non-binding (subject to Sections 4.2 and 4.3 below) forecast that sets forth the total quantity and packaged and labeled form of each required dosage and strength of Clinical Supply Product for supply that ASTELLAS either has ordered, or expects to order from AVEO within the next [**] month period, broken down by calendar month, by country, and by clinical trial (the “Forecast”).

4.2 Firm Forecast and Semi-Firm Forecast. Each Forecast shall include: (i) the Firm Forecast of the previous Forecast (other than the Initial Forecast, which shall be a non-binding forecast), (ii) a binding Forecast for the [**] quarter of such Forecast (“Firm Forecast”), and (iii) a semi-binding (subject to Section 4.3) Forecast for the [**]quarters of such Forecast (“Semi-Firm Forecast”). The [**] quarters of each Forecast shall be non-binding.

4.3 Updating/Changing Forecasts. A Firm Forecast may not be updated or changed unless otherwise agreed in writing by AVEO. Other than the Firm Forecast, a Forecast shall not be construed as a firm commitment by ASTELLAS to AVEO, and may be updated or changed by ASTELLAS from time to time; provided, however, that unless otherwise agreed in writing by AVEO, ASTELLAS may not increase or decrease for any calendar month the total amount of Clinical Supply Product, or the amount of Clinical Supply Product for which labeled and packaged form has been specified in the applicable Forecast, by more than [**] percent ([**]%) of a Semi-Firm Forecast from the total amount, or the amount of label and packaged form, of Clinical Supply Product that had been set forth for such calendar month in the previous Forecast. Notwithstanding the foregoing, in the event that (i) the Parties agreed to amend or update JDCT Development Plan pursuant to Section 3.2(a) of the Collaboration Agreement or (ii) if AVEO, after good faith consideration, agrees that it has the capacity to Manufacture Clinical Supply Product related to any changes to the ASTELLAS RBT Development Plan, in either case, to include additional clinical studies or increase enrollment of previously planned clinical studies, ASTELLAS may update those Firm Forecast and Semi-Firm Forecast necessary to meet the requirements related to those clinical studies under such plans, and AVEO shall use Commercially Reasonable Effort to accommodate such updates.

4.4 Long-Term Forecast. An initial Long Term Forecast shall be delivered by ASTELLAS to AVEO by [**]. Thereafter on or before September 30, 2011 and each September 30 thereafter, ASTELLAS shall submit to AVEO a non-binding three (3) year forecast of its estimated requirements of the Clinical Supply Product to be used for planning purposes (“Long Term Forecast”). Each Long Term Forecast shall set forth ASTELLAS’s estimated requirements of Clinical Supply Product separately for each quarter covered therein. The Long Term Forecast will include estimated quantities broken down by dosage, strength and also proposed packaging format. ASTELLAS may update the Long Term Forecast at any time if it considers it necessary to incorporate the then current conditions of the Development activities in the Territory.

4.5 Invoicing; Orders.

(a) AVEO shall issue an invoice to ASTELLAS for Clinical Supply Product covered in an applicable Order within [**] days following delivery of the applicable Order.

(b) Each quarterly update of the Forecast by ASTELLAS (other than the Initial Forecast) pursuant to Section 4.1 shall be accompanied by an Order with respect to the Firm Forecast set forth in such Forecast (provided that, ASTELLAS may submit an Order prior to the first quarterly update to the Forecast which meets the requirement of Section 4.6). AVEO shall have the right to reject any Order issued by ASTELLAS that is inconsistent with the terms of the applicable Firm Forecast or the provisions of Section 4.3 with respect to a Semi-Firm Forecast or this Agreement. ASTELLAS may request in the Order an increase or decrease in quantities for the applicable Firm Forecast, but AVEO shall have no obligation to accept such increase or decrease; provided that, AVEO will use Commercially Reasonable Efforts to meet such increase or decrease if it is within the range of [**] percent ([**]%) of the applicable Firm Forecast.

(c) Each Order shall specify the form and quantity of Clinical Supply Product ordered, including dosage strength and packaging format and, subject to Section 6.1, the requested date of delivery and the delivery destination for Clinical Supply Product covered by the applicable Firm Forecast.

(d) In order for AVEO to properly label and package the Clinical Supply Product covered by the applicable Firm Forecast, each Order shall also specify the countries in which the Clinical Supply Product from such Firm Forecast shall be utilized, the quantity of Clinical Supply Product from such Firm Forecast destined for each such country, and other information as may be beneficial, useful or otherwise reasonably requested by AVEO in order to perform packaging and labeling for a particular country.

4.6 Fulfillment of Orders. Subject to the remainder of this Article 4 and Section 6.1, AVEO shall use Commercially Reasonable Efforts to produce and supply to ASTELLAS the quantities set forth in the Firm Forecasts within [**] days of delivery of the Forecast (or, if applicable, such later delivery date as established pursuant to Section 6.1). Notwithstanding the foregoing, AVEO shall have no obligation to supply Clinical Supply Product:

(a) in excess of ASTELLAS’ Firm Forecast or Semi-Firm Forecast (subject to Astellas’ rights in Section 4.3);

(b) in a different packaged form other than what was set forth in the applicable Order; or

(c) pursuant to an Order which does not conform in all material respects to the provisions of Section 4.5.

4.7 Supply Uncertainty. AVEO shall promptly inform ASTELLAS in the event that AVEO becomes aware of any matters which may reasonably be expected to result in a material supply shortage of Clinical Supply Product based on the then-current Forecast. The Parties, through the JSC or JMC as applicable, shall discuss the reasons for any such anticipated material supply shortage of Clinical Supply Product and potential means of addressing such anticipated supply shortage. ASTELLAS shall not be deemed to have breached the Collaboration Agreement for any delay in the Development activities conducted by ASTELLAS, including due to Force Majeure, due to a supply shortage caused by AVEO.

5.	PRODUCTION

5.1 Specifications. The Specifications are attached hereto as Schedule 5.1. The Specifications, other than packaging and labeling, may be amended by AVEO as provided in Section 5.2, and as otherwise mutually agreed by the Parties. AVEO shall not amend those

Specifications without prior written consent of ASTELLAS except for the changes required pursuant to Applicable Laws.

5.2 Changes Required by Applicable Law. AVEO or its Third Party Manufacturers may make such changes to the Specifications, Manufacturing process or the Facility as are required pursuant to Applicable Laws; provided, that AVEO shall have notified ASTELLAS in advance of any required change. Costs incurred by AVEO or its Third Party Manufacturers in connection with such changes shall be reimbursed by ASTELLAS to the extent that changes to the Specifications, Manufacturing process and/or Facility are required pursuant to Applicable Law or Regulatory Approvals applicable to the Clinical Supply Product in the RBT. Costs incurred by AVEO or its Third Party Manufacturers in connection with such changes shall be shared by the Parties as Manufacturing Costs in the calculation of Pre-Tax Profit or Loss under the Collaboration Agreement, to the extent that changes to the Specifications, Manufacturing process and/or Facility are required pursuant to Applicable Law or Regulatory Approvals applicable solely to the Clinical Supply Product in the JDCT.

5.3 Notice of Required Changes. If ASTELLAS is notified of or otherwise learns of any change in Applicable Laws in any country in the Territory in which ASTELLAS or its Affiliates are, or are reasonably anticipating, using the Clinical Supply Product, which change would or could require a change to Specifications, ASTELLAS shall promptly notify AVEO of such change in Applicable Laws and the Parties shall negotiate in good faith a written agreement regarding the extent and timing of such change. Costs incurred by AVEO or its Third Party Manufacturers in connection with such changes shall be reimbursed by ASTELLAS or reconciled in the same manner as set forth in Section 5.2 above.

5.4 Changes Requested by ASTELLAS. If ASTELLAS, on behalf of itself or any of its Affiliates, requests any change to Specifications which change is not required by a change in Applicable Laws in any such country, AVEO may, in good faith, consider such request. Such request shall not be implemented unless the Parties mutually agree in writing on the extent, costs and timing of such change.

5.5 Packaging Specifications. The Parties, through the JMC, shall agree upon the necessary specifications for packaging and labeling of the Clinical Supply Product for each country in the Territory in which ASTELLAS or its Affiliates intend to use Clinical Supply Product.

5.6 Warranties; Non-Conformance.

(a) Warranties. AVEO shall obtain from its Third Party Manufacturer(s) supplying Clinical Supply Product for ASTELLAS, representations and warranties for the benefit of ASTELLAS that, as of the date of physical transfer of each order of Clinical Supply Product to ASTELLAS, such Clinical Supply Product (i) was Manufactured in accordance with cGMP for clinical materials in all material respects; (ii) conforms in all material respects to the applicable Specifications and Quality Agreement; and (iii) does not contain any material that would cause the Clinical Supply Product to be adulterated or misbranded under Applicable Law. AVEO shall pass along to ASTELLAS the warranties provided by its Third Party

Manufacturer(s) (“Clinical Supply Product Warranties”). For purposes of clarity, AVEO does not provide any warranties that are separate from, or in addition to, the warranties provided by Third Party Manufacturer(s) with respect to Clinical Supply Product Manufactured by such Third Party Manufacturer(s).

(b) Notwithstanding anything in this Agreement or the Quality Agreement to the contrary, with respect to cGMP or other Regulatory Authority requirements in the RBT or KHK Territory, AVEO’s obligation (by itself or designated Third Party Manufacturers) to Manufacture Clinical Supply Product in accordance with cGMP shall be subject to (a) ASTELLAS informing AVEO in advance of all cGMP or other Regulatory Authority requirements in the RBT or KHK Territory that are inconsistent with, or in addition to, cGMP required by applicable Regulatory Authority(ies) in the United States or Europe, as applicable (the “Manufacturing Requirements”) with respect to the Clinical Supply Products, and (b) ASTELLAS remaining responsible for all Manufacturing Costs related to AVEO’s supplying Clinical Supply Product in accordance with the Manufacturing Requirements.

(c) Delivery of Documentation. AVEO shall deliver (or have its Third Party Manufacturer(s) deliver) complete and accurate Batch Records and all other documentation related to the Manufacturing of Product, including, but not limited to a Certificate of Analysis, Certificate of Compliance, a deviation summary, all investigative and corrective action reports, and any other information specified in the Quality Agreement. All such documents shall be written in English. ASTELLAS will be deemed to have accepted such Clinical Supply Product and may not later reject or return such order or any portion thereof, except as otherwise provided in Section 5.6(d).

(d) Non-Conforming Clinical Supply Product.

(i) Within [**] days after delivery of an Order of Clinical Supply Product and Batch Record thereto to ASTELLAS, ASTELLAS shall notify AVEO in writing if such Clinical Supply Product does not comply with any of the Clinical Supply Product Warranties (“Non-Conforming Supply”), or if the quantity of Clinical Supply Product is less than the quantity set forth in the applicable Firm Forecast (“Short Supply”), and shall provide AVEO with sufficient evidence to substantiate such claim. ASTELLAS shall only make such claims in good faith. If ASTELLAS does not make a claim within such [**] day period, such Clinical Supply Product shall be deemed to be accepted by ASTELLAS (“Acceptance”). ASTELLAS may not claim that the Clinical Supply Product delivered failed to meet the Clinical Supply Product Warranties or that there was a Short Supply after the Acceptance thereof.

Notwithstanding the foregoing, should ASTELLAS, within [**] days after Acceptance, discover and demonstrate via definitive evidence (subject to the process set forth in Sections 5.6(d)(ii) and (iii)), that there are hidden or latent defects which have resulted in Non-Conforming Supply and such latent or hidden defects could not have been discovered prior to Acceptance despite ASTELLAS’s Commercially Reasonable Efforts to inspect the Clinical Supply Product, then ASTELLAS shall promptly inform AVEO, such supply of Clinical Supply Product shall be consider Non-Conforming Supply and ASTELLAS shall be entitled to the remedies under Section 5.6(d)(iv) with respect to such Non-Conforming Supply.

(ii) Should AVEO disagree with the substantiating evidence provided by ASTELLAS, the Parties shall immediately and jointly submit the matter to the JSC for resolution pursuant to the mechanism set forth in Section 2.6 of the Collaboration Agreement.

(iii) If the JSC is unable to resolve the complaint in accordance with Section 2.6 of the Collaboration Agreement, then, notwithstanding anything in Section 2.6 of the Collaboration Agreement to the contrary, the Parties shall promptly and jointly carry out the necessary analysis using an independent Third Party(ies) mutually acceptable to the Parties to verify whether ASTELLAS’s complaint is justified. Should such Third Party(ies) analysis confirm the invalidity of the complaint by ASTELLAS or should the Parties agree that ASTELLAS’s complaint was invalid, then the matter shall be deemed conclusively resolved in AVEO’s favor.

(iv) If the Parties agree, or the Third Party analysis confirms, that ASTELLAS’s complaint was valid, AVEO shall use Commercially Reasonable Efforts to supply to ASTELLAS, as promptly as practicable, (A) Clinical Supply Product conforming to the Clinical Supply Product Warranties, in the remaining quantity necessary to fulfill the applicable Order for such Clinical Supply Product, at no additional expense to ASTELLAS (if the complaint concerned Non-Conforming Supply), or (B) the remaining quantity of Clinical Supply Product necessary to fulfill the applicable Order for such Clinical Supply Product, at the applicable Transfer Price (if the complaint concerned Short Supply).

(e) In the event that AVEO fails to supply at least [**] percent ([**]%) of the Clinical Supply Product ordered by ASTELLAS in the applicable Order in [**] consecutive Firm Forecasts, other than for Force Majeure, then ASTELLAS shall have the option to assume responsibility of the Manufacture and supply of Clinical Supply Product until AVEO demonstrates to ASTELLAS’ reasonable satisfaction that AVEO has fully remedied such supply failure. In the event that ASTELLAS exercises its option under this Section 5.6(e), AVEO will provide reasonable technical transfer assistance to allow ASTELLAS to assume Manufacturing responsibility, including without limitation, transfer (through a sublicense or otherwise) of the rights under the agreements between AVEO and Third Party Manufacturer(s) relating specifically to the Manufacture of Clinical Supply Product. Additionally, if ASTELLAS exercises its option under this Section 5.6(e), AVEO will have the option to: (A) retain the right to Manufacture Clinical Supply Product to meet its own requirements; or (B) negotiate an agreement, on substantially the same terms as those contained herein, where ASTELLAS will Manufacture and supply Clinical Supply Product for AVEO; provided that Section 5.6(e)(B) is subject to the amount of the Clinical Supply Product to be Manufactured for clinical studies set forth in the JDCT Development Plan.

(f) THE PROVISIONS IN THIS SECTION 5.6 SHALL BE AVEO’S EXCLUSIVE LIABILITY AND ASTELLAS’S SOLE REMEDY WITH RESPECT TO ANY NON-CONFORMING SUPPLY, SHORT SUPPLY OR OTHER FAILURE TO SUPPLY BY AVEO OR IT THIRD PARTY MANUFACTURER(S) HEREUNDER, AND NO SUCH FAILURE TO SUPPLY BY AVEO OR BY THIRD PARTY MANUFACTURER(S) SHALL BE DEEMED A BREACH BY AVEO UNDER THIS AGREEMENT OR UNDER THE COLLABORATION AGREEMENT.

5.7 Preservation of Samples. ASTELLAS shall retain and store preservation samples from each lot number of Clinical Supply Product received by ASTELLAS hereunder for a period of no less than two (2) years after the expiration date of the Clinical Supply Product or such longer period as required by Applicable Law.

5.8 Stability. AVEO will (for itself or through its Third Party Manufacturer(s)) be responsible for performing stability testing, data interpretation, reporting and updating of stability information to regulatory documents for the Clinical Supply Product. If any deviation or out of specifications is found during the stability testing, AVEO shall inform Astellas in writing within [**] hours. Stability related activities for which AVEO is responsible shall be completed in accordance with the timing specified in the stability protocols and AVEO’s (or its Third Party Manufacturer(s)’) procedures. Requirements for Clinical Supply Product stability will be reviewed by the JMC on an annual basis or from time-time if the JMC determines there is a specific reason to perform stability (e.g. change in manufacturing method, package, etc.).

6.	DELIVERY AND PAYMENT

6.1 Delivery. The delivery dates for Clinical Supply Product shall be as mutually agreed by the Parties and, once mutually agreed, shall be incorporated into the applicable Order. ASTELLAS acknowledges that the delivery date for any order of Clinical Supply Product will be determined based on the manufacturing runs of Clinical Supply Product scheduled by AVEO and its Third Party Manufacturer(s) and any delay in delivery (but no more than [**] days after the delivery date originally agreed between the Parties) as a result of the scheduling of such manufacturing runs shall not be a breach of this Agreement by AVEO; subject to the condition that AVEO shall inform ASTELLAS in writing no later than [**] days before the delivery date originally agreed between the Parties. AVEO shall deliver Clinical Supply Product ordered in the relevant Order, according to Incoterms 2010 FCA (at the Facility). Title to the delivered quantity of Clinical Supply Product shall pass to ASTELLAS or its designee upon such delivery.

6.2 Price; Payments. Invoice will be submitted by AVEO pursuant to Section 4.5(a). Each invoice will include the price for Clinical Supply Product, which shall be equal to [**] (as defined in the Collaboration Agreement) for such Clinical Supply Product (the “Transfer Price”).

(a) With respect to Clinical Supply Product Manufactured for the RBT, ASTELLAS shall pay such invoice within fifteen (15) days following the Acceptance thereof.

(b) With respect to Clinical Supply Product Manufactured for the JDCT, AVEO’s Manufacturing Cost associated with such clinical supply shall be included as an Allowable Expense in the calculation of Pre-Tax Profit or Loss under the Collaboration Agreement and shall be shared by the Parties in accordance with the terms of the Collaboration Agreement. For the purposes of clarity, the invoice will include AVEO’s Manufacturing Costs solely for purposes of valuation.

(c) To the extent that any amounts are payable by ASTELLAS under this Agreement, the provisions of Sections 10.14 through 10.17, 10.19 and 10.21 of the Collaboration

Agreement are herein incorporated by reference and shall apply to the Parties with respect to this Agreement mutatis mutandis to the same extent as in the Collaboration Agreement.

7.	REGULATORY

7.1 Information Provided to Manufacturers. AVEO shall fully disclose to its Affiliates and to its Third Party Manufacturers, subject to the terms of the applicable agreements with AVEO (a) any information necessary for such Affiliates or Third Party Manufacturers to comply with any reporting requirements or to fulfill obligations under any supply agreement with AVEO; or (b) any information regarding non-conforming Clinical Supply Products, any Short Supply or safety issues regarding Clinical Supply Products, including all communication with Regulatory Authorities with respect thereto. At AVEO’s reasonable request, ASTELLAS shall, and shall ensure that its Affiliates, use Commercially Reasonable Effort to participate in discussions with AVEO, its Affiliates and Third Party Manufacturers regarding such non-conforming Clinical Supply Products or safety requests received from Regulatory Authorities and shall otherwise cooperate with AVEO, its Affiliates and Third Party Manufacturers to resolve any issues with respect thereto.

7.2 General. Each Party’s responsibility with regards to regulatory interactions and communications, event reporting, safety and recalls shall be as set forth in Article 5 of the Collaboration Agreement and as may be further detailed in the Quality Agreement. Without limiting the generality of the foregoing, AVEO shall require its Third Party Manufacturer(s) to provide to AVEO all information with regard to Manufacturing which may be required for filing with the Regulatory Authorities in the JDCT and RBT.

8.	REPRESENTATIONS AND WARRANTIES

8.1 Representations and Warranties. Without limiting the generality of the representations and warranties set forth in the Collaboration Agreement, each Party represents and warrants to the other Party that as of the Effective Date, all necessary consents, approvals and authorizations of all regulatory and governmental authorities and other Persons required to be obtained by it in connection with the execution and delivery of this Agreement has been obtained.

8.2 Disclaimer. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT, NEITHER PARTY NOR THEIR RESPECTIVE AFFILIATES AND, IN THE CASE OF AVEO, ITS THIRD PARTY MANUFACTURERS, MAKES ANY REPRESENTATIONS OR EXTENDS ANY WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION THE WARRANTIES OF DESIGN, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NONINFRINGEMENT OF THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES OR ARISING FROM A COURSE OF DEALING, USAGE OR TRADE PRACTICES, IN ALL CASES WITH RESPECT THERETO.

8.3 Limitation of Damages. NEITHER PARTY NOR THEIR RESPECTIVE AFFILIATES SHALL BE LIABLE FOR SPECIAL, INCIDENTAL, EXEMPLARY,

CONSEQUENTIAL OR PUNITIVE DAMAGES, INCLUDING LOST PROFITS, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, WHETHER IN CONTRACT, WARRANTY, TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY OR OTHERWISE. IN ADDITION, IN NO EVENT SHALL AVEO’S LIABILITY HEREUNDER EXCEED THE AMOUNTS PAID TO AVEO BY ASTELLAS PURSUANT TO THIS AGREEMENT IN THE TWELVE (12) MONTHS PRECEDING ANY CLAIM BY ASTELLAS, EXCEPT WHERE SUCH LIABILITY IS DUE TO AVEO’S WILLFUL MISCONDUCT OR GROSS NEGLIGENCE. NOTHING IN THIS SECTION 8.3 IS INTENDED TO LIMIT OR RESTRICT THE INDEMNIFICATION RIGHTS OR OBLIGATIONS OF EITHER PARTY UNDER THE COLLABORATION AGREEMENT.

9.	TERM AND TERMINATION

9.1 Term. This Agreement shall become effective as of the Effective Date and shall expire upon the expiration of the Collaboration Agreement in its entirety, unless earlier terminated in accordance with Article 15 of the Collaboration Agreement.

9.2 Effect of Termination. Upon termination or expiration of this Agreement, Article 15 of the Collaboration Agreement shall apply with respect to the rights and obligations of the Parties. In addition, Sections 5.6(e), 5.6(f), 5.7, 8.2, 8.3, 9.2 and 10 shall survive any termination or expiration of this Agreement in accordance with their terms. Without limiting the generality of the foregoing, any and all outstanding payments due from ASTELLAS shall become immediately due and payable upon any early termination of this Agreement by AVEO, or by ASTELLAS pursuant to Section 15.2 of the Collaboration Agreement.

10.	INDEMNIFICATION

10.1 The indemnification obligations of the Parties under this Agreement shall be as set forth in Article 14 of the Collaboration Agreement.

11.	MISCELLANEOUS

11.1 Notices. Any notice required or permitted to be given under this Agreement shall be in writing, shall specifically refer to this Agreement and shall be deemed to have been sufficiently given for all purposes if mailed by first class certified or registered mail, postage prepaid, express delivery service or personally delivered. Unless otherwise specified in writing, the mailing addresses of the Parties shall be as described below.

If to ASTELLAS:
Astellas Pharma Inc. 2-3-11, Nihonbashi-Honcho, Chuo-ku Tokyo 103-8411, Japan Attention: Vice President, Project & Quality Management Facsimile: +81-(0)3-3271-2104

with a required copy to:

Astellas Pharma Inc.

2-3-11, Nihonbashi-Honcho, Chuo-ku Tokyo 103-8411, Japan Attention: Vice President, Legal Facsimile: +81-(0)3-3244-5811

In the case of AVEO:

AVEO Pharmaceuticals, Inc. 75 Sidney Street Cambridge, MA 02139 Attention: Chief Business Officer Facsimile: (617) 995-4995

with a required copy to:

AVEO Pharmaceuticals, Inc.

75 Sidney Street

Cambridge, MA 02139

Attention: Vice President, Corporate Counsel

Facsimile: (617) 995-4995

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, MA 02109

Attention: Steven D. Singer, Esq.

Facsimile No.: (617) 526-5000

11.2 Entire Agreement. This Agreement, including any exhibits or attachments attached hereto, the Quality Agreement and the Collaboration Agreement constitute the entire agreement between AVEO and ASTELLAS with respect to the subject matter hereof, and all previous or other negotiations, representations and understandings with respect to the subject matter hereof between AVEO and ASTELLAS are superseded as of the Effective Date. This Agreement has been prepared jointly and will not be strictly construed against either Party.

11.3 Governance; Dispute Resolution. Governance of the activities contemplated by this Agreement and not otherwise specified herein shall be effected through the JDC, JMC and JSC. Any disputes regarding such matters shall be resolved pursuant to Sections 2.6 and Section 16.1 of the Collaboration Agreement, as applicable (except for any disagreement under Section 5.6(d) hereof, which shall be resolved in accordance with the terms set forth in Section 5.6(d) and 5.6(e)).

11.4 Modifications. No amendment, waiver or modification of this Agreement will be valid or binding on either Party unless made in writing and signed by duly authorized representatives of both Parties.

11.5 Confidentiality. Article 12 of the Collaboration Agreement shall govern the confidentiality obligations and use restrictions of the Parties with respect to any information disclosed under this Agreement and Quality Agreement.

11.6 Intellectual Property Matters. The ownership of any invention or other Know-How arising under this Agreement shall be determined in accordance with, and pursuant to the terms of, Section 11.1 of the Collaboration Agreement.

11.7 Assignment. This Agreement may be assigned only in conjunction with and pursuant to a valid assignment of the Collaboration Agreement in accordance with Section 17.7 thereof.

11.8 Incorporation by Reference. The following provisions of the Collaboration Agreement are herein incorporated by reference and shall apply to the Parties with respect to this Agreement mutatis mutandis to the same extent as in the Collaboration Agreement: Sections 10.20 (Records; Inspection), 17.1 (Export Control), 17.3 (Force Majeure), 17.5 (Maintenance of Records), 17.6 (Construction), 17.8 (Performance by Affiliates), 17.9 (Independent Contractors), 17.10 (Counterparts), 17.11 (Severability), 17.12 (Headings), 17.13 (No Waiver), 17.14 (No Third Party Beneficiaries) and 17.15 (Costs).

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, AVEO and ASTELLAS execute this Agreement by the hands of their duly authorized officers, effective as of the Effective Date:

AVEO PHARMACEUTICALS, INC.			ASTELLAS PHARMA INC.

By:	/s/ Tuan Ha-Ngoc	By:	/s/ Masafumi Nogimori
Tuan Ha-Ngoc		Name:	Masafumi Nogimori
President and CEO		Title:	President and CEO

[Signature Page to Clinical Supply Agreement]

Schedule 5.1

Specifications

[**]

A total of 3 pages were omitted and filed separately

with the Securities and Exchange Commission.

EXHIBIT B

DEFINITION OF EUROPE

Austria

Belgium

Bulgaria

Cyprus

Czech Republic

Denmark

Estonia

Finland

France

Germany

Greece

Hungary

Ireland

Italy

Latvia

Lithuania

Luxembourg

Malta

Netherlands

Norway

Poland

Portugal

Romania

Slovakia

Slovenia

Spain

Sweden

Switzerland

United Kingdom

B-1

EXHIBIT C

FTE RATES

FTE type	FTE description	Applicable FTE Rate
Research FTE	FTE conducting translational research activities under the JDCT Development Plan	[**] Dollars ($[**]) per FTE per year ($[**] per FTE per quarter)

Development FTE	FTE conducting pre-clinical development, clinical development and regulatory activities under the JDCT Development Plan	[**] Dollars ($[**]) per FTE per year ($[**]per FTE per quarter)

Manufacturing FTE	FTE conducting manufacturing activities with respect to Clinical Supply Product or Drug Product for the JDCT	[**] Dollars ($[**]) per FTE per year ($[**] per FTE per quarter)

MSL FTE	Field Based MSLs and Personnel Directly Supporting Medical Affairs Activities	[**] Dollar ($[**]) per year ($[**] per FTE per quarter)

Applicable FTE Rates shall include [**]; provided that, (i) [**], and (ii) [**]. Upon request from either Party, the other Party shall discuss the possibility of modifying FTE Rates subject to evidence by the requesting Party which provides rationale to modify then current FTE Rates, provided that the rates shall be consistent across ASTELLAS and AVEO.

C-1

EXHIBIT D-1

EUROPEAN COMMERCIALIZATION AGREEMENT

BY AND BETWEEN

AVEO PHARMA LIMITED

AND

ASTELLAS PHARMA EUROPE LTD.

EFFECTIVE AS OF

FEBRUARY 16, 2011

EUROPEAN COMMERCIALIZATION AGREEMENT

This EUROPEAN COMMERCIALIZATION AGREEMENT (this “Agreement”) is made effective as of February 16, 2011 (the “Effective Date”) by and between AVEO PHARMA LIMITED, a corporation established under the laws of England having its principal offices at Gainsborough House, 81 Oxford Street, London W1D 2EU, United Kingdom (“AVEO UK”), and ASTELLAS PHARMA EUROPE LIMITED, a company existing under the laws of England and Wales, with its principal offices at Lovett House, Lovett Road, Staines, TW18 3AZ, England (“APEL”). AVEO UK and APEL may each be referred to herein as a “Party” and, collectively, the “Parties”.

RECITALS

WHEREAS, as of the Effective Date AVEO UK, AVEO PHARMACEUTICALS, INC. (“AVEO US”), APEL, ASTELLAS PHARMA INC. (“API”), and ASTELLAS US LLC (“AUS”) are concurrently entering into a Collaboration and License Agreement (the “Collaboration Agreement”), pursuant to which, among other things, AVEO and ASTELLAS have agreed to collaborate on the Development and Commercialization of Licensed Compounds, Licensed Products and Licensed Product Biomarkers (each as defined in the Collaboration Agreement) in accordance with the terms of the Collaboration Agreement;

WHEREAS, pursuant to the Collaboration Agreement (including Article 6 thereof), the parties thereto wish to Commercialize Licensed Compounds, Licensed Products and Licensed Product Biomarkers in the JDCT (as defined below);

WHEREAS, the Parties wish to conduct the Commercialization of Licensed Compounds, Licensed Products and Licensed Product Biomarkers in Europe (as defined below) pursuant to the terms and conditions set forth herein (with the terms and conditions of Commercialization in North America to be set forth in a separate North American Commercialization Agreement);

WHEREAS, APEL is a controlled indirect subsidiary of API;

WHEREAS, APEL has, with other European Affiliates of APEL the activities of which are coordinated by APEL, the resources necessary to Commercialize Licensed Compounds, Licensed Products and Licensed Product Biomarkers in Europe, such commercialization to be conducted pursuant to the European Commercialization Plan approved by the JCC and JSC, as applicable, and this Agreement;

WHEREAS, API wishes to assign to APEL responsibility for Commercialization of Licensed Compounds, Licensed Products and Licensed Product Biomarkers in Europe and to sublicense to APEL the rights required therefor; and

WHEREAS, AVEO and ASTELLAS wish to confirm the conditions under which APEL will undertake such Commercialization;

NOW THEREFORE, in consideration of the foregoing premises and the covenants and obligations set forth in this Agreement, the Parties agree as follows:

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ARTICLE I

DEFINITIONS

Capitalized terms used in this Agreement and not otherwise defined in this Agreement shall have the meanings given to such terms in the Collaboration Agreement. As used herein, the following terms shall have the meanings indicated:

1.1 Defined Terms

“ASTELLAS” means API and/or APEL, as applicable.

“AVEO” means AVEO US and/or AVEO UK, as applicable.

“CSO” means a contract sales organization in the business of Detailing pharmaceutical products on a fee-for-service basis or other basis of remuneration.

“DETAIL” means a contact of a member of the Sales Force with a medical professional with or without prescribing authority (e.g., oncology nurses), a prospect or client budget holder, a pharmacist or a formulary representative, during which scientific and/or medical information about a Profit-Share Product is discussed. For the avoidance of doubt, a Detail does not include a reminder or Sample drop without any discussion. When used as a verb, the term “Detailing” means to engage in the activity of a Detail.

“DISTRIBUTOR/CSO EXPENSES” has the meaning set forth on Exhibit C.

“EUROPE” means the countries listed on Exhibit A. “EUROPEAN” shall have its correlative meaning.

“EUROPEAN COMMERCIALIZATION PLAN” means the three (3) year rolling commercialization plan that governs the Commercialization of Profit-Share Products in Europe, as prepared pursuant to Article II below. The European Commercialization Plan forms a part of the JDCT Commercialization Plan (as defined in Section 2.3(c) below).

“INTERNAL COMPLIANCE GUIDELINES” means the guidelines adopted from time to time by APEL, consistent with Applicable Law on a country-by-country basis, and applicable industry compliance codes and standards, regarding the Commercialization of pharmaceutical products in Europe, including but not limited to Association of the British Pharmaceutical Industry (ABPI) and European Federation of Pharmaceutical Industries and Associations (EFPIA) codes.

“JCC” means the Joint Commercialization Committee, as defined in the Collaboration Agreement.

“JDCT” or “JOINT DEVELOPMENT AND COMMERCIALIZATION TERRITORY” means North America (as further defined in the Collaboration Agreement) and Europe.

“MSLs” for all purposes in Europe is defined in Exhibit E.

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“NORTH AMERICAN COMMERCIALIZATION AGREEMENT” means the North American Commercialization Agreement of even date herewith by and between AVEO US and AUS.

“PERFORMANCE TO GOAL” means the measurement of performance relative to Sales Objectives for the Sales Force.

“PROFIT-SHARE PRODUCT” means any Licensed Compound, Licensed Product or Licensed Product Biomarker Developed or Commercialized for use or sale in the Field in Europe.

“PROMOTIONAL/EDUCATIONAL MATERIALS” means all sales, Commercialization, educational and communication materials, including software (whether printed, electronic or in other form), including: pharmacy, managed care, and trade communications, detailing aids, leave behind educational items, journal advertising, educational programs, formulary binders, appropriate reprints and reprint carriers, product monographs, patient support kits, convention exhibit materials, direct mail, scripts for telemarketing and teleconferences, and websites. PROMOTIONAL/EDUCATIONAL MATERIALS do not include those publications and educational materials to be overseen by the Medical Affairs function, which shall be managed by the Joint Medical Affairs Committee or JMAC (as defined in the Collaboration Agreement) under terms set forth in the Collaboration Agreement.

“SALES FORCE” means APEL’s sales force comprised of sales representatives, regional managers, district managers and oncology account liaisons, who are Detailing and/or promoting Profit-Share Products or otherwise performing Commercialization work under this Agreement.

“SALES FORCE FTE” means, notwithstanding the definition of FTE in the Collaboration Agreement, a full-time equivalent person year for a sales representative, regional manager, district manager or oncology account liaison conducting Commercialization work, (less standard time off pursuant to APEL’s company policy for vacations, holidays, sick time and the like). For this purpose, full-time employment shall be determined on a country-by-country basis. [**].

“SAMPLE(S)” means quantities of Profit-Share Product given to authorized medical professionals for no consideration for a patient’s trial use.

1.2 Additional Definitions.

Each of the following definitions is set forth in the section of this Agreement indicated below:

Definitions	Section
Agreement	Preamble
APEL	Preamble
API	Recitals
AUS	Recitals

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Definitions	Section
APPLICABLE LAW	Collaboration Agreement
AVEO UK	Preamble
AVEO US	Recitals
Collaboration Agreement	Recitals
Commercialization Costs	Exhibit C
Effective Date	Preamble
FTE Cost	Exhibit C
FTE Rate	Exhibit D
GPOs	2.3(a)(ii)
HICP	Exhibit D
Indirect Selling Expenses	Exhibit C
Includable G&A Costs	Exhibit C
Includable Sales Force Costs	Exhibit C
Includable Sales and Marketing Operations Costs	Exhibit C
JDCT Commercialization Plan	2.3(c)
JECT	2.4(a)
Marketing and Education Expense	Exhibit C
Party or Parties	Preamble
Product Complaints	7.6
Sales Force Deployment Plan	3.1(a)
Sales Objectives	3.2
Travel Expenses	2.6(b)

ARTICLE II

JOINT EUROPEAN COMMERCIALIZATION TEAM AND EUROPEAN

COMMERCIALIZATION PLAN; JDCT COMMERCIALIZATION PLAN

2.1 General. APEL shall have responsibility for the Commercialization of Profit-Share Products in Europe (with the exception of AVEO UK’s participation in Medical Affairs Activities as set forth in Article 7 of the Collaboration Agreement and AVEO UK’s participation in the activities of the JECT pursuant to the terms of this Agreement), including distribution, marketing and promotion thereof, provided that all Commercialization activities in Europe shall be conducted pursuant to the strategies and budget contained in the European Commercialization Plan (which shall be approved by the JCC and JSC, as applicable) with such modifications within the parameters permitted by this Agreement, including without limitation, Section 2.3(v) (Reimbursement Services), Section 2.6 (exceeding budget by [**]%), Section 3.1 (Sales Force Sizing and Alignment), Section 3.4 (Sales Force Maintenance), Section 3.6 (MSL Strategy), Section 4.4 (Compliance with Applicable Law), and Section 7.1(b) (Pricing, Commercial Terms). APEL shall be responsible for formulating and implementing the Commercialization strategy for Profit-Share Products in Europe, including, subject to Section 2.2 below, formulation of, and updates and amendments to the European Commercialization Plan. In the development of the Commercialization strategy for Europe, including formulation of the European

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Commercialization Plan, APEL agrees to consult with, and consider in good faith, input received from AVEO UK through the JECT, as set forth in Section 2.3 below. The European Commercialization Plan shall be presented to the JECT for review, discussion and, when applicable, modifications, and then presented to the JCC and the JSC for review and, with respect to certain items as set forth below, for approval. AVEO shall consult with ASTELLAS when formulating global elements of Commercialization strategy that are neither North American nor European-specific (including (i) global life cycle plans, and (ii) global market research strategies, global product positioning, global messaging and global branding concepts and imagery), as further set forth in Section 2.3(c) of the North American Commercialization Agreement, which global elements of Commercialization strategy shall be reflected in the European Commercialization Plan.

2.2 European Commercialization Plan.

(a) General. The European Commercialization Plan shall include, without limitation, the following items for Europe, determined at the European level (unless otherwise expressly specified):

(i) European strategy/lifecycle plans, including target product profiles, market access clinical trials and observational studies, and strategies for addressing competition from branded and generic competitors;

(ii) a firm budget for Commercialization Costs for the first year covered by such plan on a quarterly basis, and forecasts for Commercialization Costs for the second and third years covered by such plan on an annual basis;

(iii) a provisional, non-binding forecast for commercial supply of Drug Product for each of the three years covered by such plan (it being understood that formal binding forecasts shall be submitted under the Commercial Supply Agreement);

(iv) revenue/sales forecasts for each of the three years covered by such plan, including firm Sales Objectives, and quarterly sales forecasts for the first year covered by such plan;

(v) [**];

(vi) reimbursement strategies, including strategies relative to health technology assessment, managed care, reimbursement by social security systems, other public-sector payors, patient support and other public and private group purchasing organizations and networks;

(vii) anticipated timelines for launch and other material Commercialization activities;

(viii) Europe-specific branding strategy;

(ix) European Commercialization aspects of Profit-Share Product packaging and labeling;

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(x) selection of European advertising and public relations agencies of record;

(xi) Europe market research strategy;

(xii) European Medical Affairs Plan, and such relevant activities as outlined in Article 7 of the Collaboration Agreement;

(xiii) Sales Force strategy, sizing and alignment, including, solely for the first year covered by such plan, the Sales Force Deployment Plans as set forth in Section 3.1 below;

(xiv) European MSL strategy (including strategy for confidentiality, compliance and management of key opinion leaders);

(xv) incentive compensation guidelines consistent with oncology products of similar market potential upon launch, and scaled accordingly during product lifecycle;

(xvi) review of publication strategy for Europe, including provision of Commercial input on the selection of publication agencies of record;

(xvii) policies for distribution of Samples; and

(xviii) development of European Promotional/Educational Materials, including development of content for European websites for Profit-Share Products.

(b) JCC Review and Approval. The JCC will serve as a forum for review and approval of the European Commercialization Plan, and to resolve disputes arising therefrom that are not resolved by consensus of the JECT regarding the initial European Commercialization Plan and any modifications and updates thereof, as presented to the JECT by APEL. The JCC’s responsibilities shall include:

(i) reviewing and recommending revisions to the European Commercialization Plan in order to coordinate with the North American Commercialization Plan (as defined in the North American Commercialization Agreement), including the general cross-territorial Commercialization strategies and principles applicable to both North America and Europe set forth under the North American Commercialization Plan;

(ii) submitting the European Commercialization Plan to the JSC for review pursuant to Section 2.1(d)(i)(B) of the Collaboration Agreement and approval of the items set forth in Section 2.2(a)(i)–(vii) hereof in accordance with Sections 2.1(d)(i)(C) and 2.1(d)(iii) of the Collaboration Agreement; and

(iii) reviewing and approving the items of the European Commercialization Plan set forth in Section 2.2(a)(viii)-(xviii) hereof.

(c) Initial European Commercialization Plan. The initial draft of the European Commercialization Plan shall be prepared by APEL (with consultation and solicitation of input from AVEO UK) and submitted to the JECT within [**] days following the Effective Date. The JECT shall then review the initial European Commercialization Plan and shall seek to achieve

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consensus on any updates or modifications thereto, and shall submit such initial European Commercialization Plan and any updates or modifications thereto to the JCC within [**] days of the Effective Date. Until such time as the initial European Commercialization Plan has been approved by the JCC and JSC, as applicable, pursuant to Section 2.2(b) herein and Section 6.2 of the Collaboration Agreement, the Parties will operate in accordance with the Interim 2011 European Operating Budget attached as Exhibit B hereto (as the same may be amended by mutual agreement of the Parties), and all expenses incurred pursuant to the Interim 2011 European Operating Budget shall be deemed Commercialization Costs to be shared equally by the Parties in good faith pursuant to Section 6.2(b) of the Collaboration Agreement.

(d) Updates and Modifications to the European Commercialization Plan. APEL shall formulate and submit to the JECT annual updates to the European Commercialization Plan on or before August 1, 2011, and by August 1st of each year thereafter. Either Party shall have the right to submit to the JECT for review and consideration additional modifications to the then-current European Commercialization Plan at any meeting of the JECT. APEL shall review and as appropriate revise such updates and modifications in order to gain consensus on and submit such updates to the JCC by September 15, 2011, and September 15th of each year thereafter. The JCC, in accordance with Section 6.2(a) of the Collaboration Agreement, shall submit annual updates to the European Commercialization Plan to the JSC on or before September 30, 2011 and each September 30 thereafter. The JCC shall also timely submit to the JSC any proposed modifications for the JSC’s review and approval. Any issue or item of any update or proposed modification to the European Commercialization Plan for which the JECT cannot reach consensus will be submitted to the JCC for resolution as part of the JCC’s review of such updates to the European Commercialization Plan.

(e) KHK Access. APEL acknowledges and agrees that the European Commercialization Plan, and any updates and modifications thereto, may be disclosed to KHK under and subject to the terms of the KHK Agreement, and subject to coordination of Commercialization activities between KHK, AVEO and API as provided in Section 2.1(d)(v)(C) of the Collaboration Agreement. AVEO UK agrees that, to the extent that AVEO UK receives corresponding information from KHK and has the right to grant to APEL access to such information, AVEO UK shall share with APEL such corresponding information provided by KHK.

(f) Prevailing Provisions. The provisions of an approved European Commercialization Plan, updated and modified as provided herein, shall prevail over any inconsistent provisions of the North American Commercialization Plan (to the extent applicable in Europe). In addition, notwithstanding any provision in the Collaboration Agreement to the contrary, once the firm budget under the European Commercialization Plan and the Commercialization activities associated therein has been approved by the JSC (it being understood that the Interim 2011 European Operating Budget attached as Exhibit B hereto shall be deemed approved by the JSC as of the Effective Date), any Commercialization Costs incurred under such approved budget and European Commercialization Plan shall be shared equally by the Parties (as such budget may be modified under Section 2.6), except as otherwise set forth in Section 4.3 or the last sentence of Section 2.6 hereof or in Section 2.8(b) of the Collaboration Agreement.

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2.3 European Commercialization: General Principles.

(a) Without limiting the generality of Section 2.1, the allocation of specific European Commercialization activities shall be as follows:

(i) Marketing: APEL shall be the party responsible for the strategic development, implementation and management of European marketing and promotion (including development of Promotional/Educational Materials as further described in Article VI, and selection of primary Third Party advertising and public relations agencies, subject to approval of the JCC pursuant to Section 2.2(b)(iii)), market research, competitive intelligence, relationships with advocacy groups and advisory boards, public relations, and health economics. APEL shall consult with, and consider in good faith, input received from AVEO UK through the JECT with regard to such activities. Solely with respect to Licensed Products, Licensed Compounds and Licensed Product Biomarkers, AVEO UK will be allowed to participate in the conduct of competitive intelligence gathering, advisory boards, public relations and relationships with advocacy groups. APEL agrees to provide reasonable notice to AVEO UK in order to facilitate such participation;

(ii) Field Sales: As further described in Article III below, APEL shall be responsible for field sales, including, but not limited to, field sales activities targeting academic centers, hospitals, community oncologists or other relevant medical professionals, federal, national, regional and local accounts, cooperative groups, group purchasing organizations (“GPOs”) and physician/hospital networks and advocacy groups;

(iii) Sales Operations and Training: As further described in Article III below, APEL shall be responsible for establishing compensation programs and dashboard/reporting for its Sales Force, as well as training its Sales Force;

(iv) Sales Training Content: APEL shall be responsible for the strategic development and management of sales training curriculum and associated materials, as further set forth in Article V. APEL shall consult with, and consider in good faith, input received from AVEO UK through the JECT with regard to such activities;

(v) Reimbursement Services: APEL shall be responsible for the activities related to reimbursement services for Europe, including, but not limited to, all negotiations and agreements with managed care (Third Party payer), pricing authorities, government payers, reimbursement, patient support and GPO and hospital/physician networks, formulary inclusion criteria and related regulatory issues; provided that such activities shall be consistent with the pricing and reimbursement strategy in the European Commercialization Plan reviewed and approved by the JCC and JSC, as applicable. Without limiting the foregoing, APEL shall consult with, and consider in good faith, input received from AVEO UK through the JECT with regard to such activities in making a final determination with respect to these matters; and

(vi) Pricing; Commercial Terms: APEL shall set pricing and price-related terms (e.g., discounts, rebates, chargebacks), as well as trade, contract and other financial terms with respect to Profit-Share Products in Europe, as further described in Section 7.1(b) below, provided that all such pricing and price-related terms shall be [**].

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(b) The responsibility for execution and implementation of all European Commercialization Plan tactical initiatives, including but not limited to project level tactical activities in marketing, market research, advisory boards, advocacy development, public relations, sales training, health economics and reimbursement services, are to be assigned to APEL personnel (subject to participation by AVEO UK as specifically provided herein), and set forth in the European Commercialization Plan prepared pursuant to Section 2.4 below. APEL shall have discretion to choose Third Party vendors to undertake an applicable task so long as such activities are within the applicable budget. The selection of advertising and public relations agencies of record shall be subject to JCC approval pursuant to Section 2.2(b)(iii), provided that APEL shall be the contracting party.

(c) The European Commercialization Plan and the North American Commercialization Plan (as defined in the North American Commercialization Agreement) shall constitute the JDCT Commercialization Plan, as further described in the Collaboration Agreement (“JDCT Commercialization Plan”) and shall be approved by the JCC and the JSC, as applicable. The North American Commercialization Plan shall outline Commercialization strategies and principles for North America as well as general cross-territorial Commercialization strategies and principles applicable to both North America and Europe, including lifecycle plans, market research strategies, product positioning, messaging and common branding concepts and imagery, in each case to be utilized across North America and Europe, as approved by the JCC and JSC, as applicable. The Parties shall endeavor to harmonize, where appropriate, the European Commercialization Plan with such cross-territorial strategies and principles.

2.4 Joint European Commercial Team.

(a) JECT Formation. Within [**] days following the Effective Date, the Parties shall form a joint commercial working team for Commercialization in Europe to be referred to as the Joint European Commercialization Team (the “JECT”). The JECT shall have not more than [**] members, with equal representation from APEL and AVEO UK, and shall include personnel from appropriate functional areas as determined on a case by case basis, including marketing, sales, market access and medical affairs. Such personnel shall be employees of either APEL or AVEO UK. Each Party shall keep the other informed in a timely manner as to the personnel of such Party who are assigned to the JECT. The JECT shall be chaired by the JECT representative designated by APEL, which representative shall be responsible for preparing and distributing an agenda, and meeting materials when available, prior to each regularly scheduled JECT meeting as described in subsection (d) below (which shall include any items proposed for discussion by any member of the JECT) and for preparing and distributing minutes following each such JECT meeting.

(b) JECT Responsibilities. The JECT’s responsibilities shall include the following:

(i) share information and serve as a forum for discussion of the initial European Commercialization Plan and any updates or modifications thereto;

9

(ii) submit the initial European Commercialization Plan and any updates or modifications thereto for JCC review and approval (and, subject to JCC submission to the JSC, for JSC review and approval);

(iii) serve as a forum for discussion of, and provide regular updates to the JCC with respect to, the progress of Commercialization activities under the European Commercialization Plan and performance objectives agreed to under the European Commercialization Plan;

(c) JECT Authority. In the event of a disagreement between AVEO UK personnel within the JECT on the one hand, and APEL personnel within the JECT on the other hand, such disagreements shall be subject to the governance provisions of Section 2.2(b). The JECT shall have no power to amend, modify or waive compliance with this Agreement. The JECT shall have only such powers as are specifically assigned to it in this Agreement. The JECT’s meeting minutes, regardless of whether signed by the senior representatives of AVEO UK and APEL, shall be deemed not to amend, modify or waive compliance with this Agreement or the KHK Agreement.

(d) JECT Meetings. It is expected that the JECT will interact informally and frequently as required in furtherance of the Commercialization objectives hereunder, including informal [**] briefings. Such interactions may be in person, by videoconference or teleconference, or by any other similar means determined by the JECT. In addition to informal meetings, the Parties shall mutually agree on the time and location for the first scheduled formal meeting of the JECT and, thereafter, the JECT shall have a formal meeting at least [**] per calendar quarter for so long as there are ongoing Commercialization activities in Europe with respect to Profit-Share Products under this Agreement, and more frequently as necessary until the MAA submission. [**] JECT formal meetings shall be scheduled so as to occur at least one (1) week in advance of the [**] meetings of the JCC to allow the JECT to assemble and finalize any and all reports, updates, plans, etc. as it may be required to be provided to the JCC in accordance with this Agreement or the Collaboration Agreement. JECT formal meetings may be held in person or by videoconference or teleconference, as the JECT designated team members may agree, except that at least [**] meetings per year shall be in person. In-person meetings shall be held at locations selected by APEL.

(e) JECT Meeting Agendas. Agenda items for regularly scheduled JECT meetings shall generally include a discussion of:

(i) the then-current European Commercialization Plan and the formulation of any updates or modifications thereto; and

(ii) the progress that APEL has made relative to performance objectives with respect to the Commercialization in Europe of Licensed Compounds, Licensed Products and Licensed Product Biomarkers, including a discussion of potential actions to address any failure or inability by APEL to meet such performance objectives. In order to ensure an appropriate level of transparency, APEL shall provide reports to the JECT no less frequently than once every calendar quarter with respect to its Commercialization activities, including performance of obligations under the European Commercialization Plan, including the number of Details made

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by the Sales Force and the Performance to Goal during such calendar quarter. Such reports shall be presented by the JECT to the JCC no less frequently than once every calendar quarter.

(f) Employment Status of JECT Members. Neither Party’s JECT members shall hold themselves out as, nor give any Person any reason to believe that they are, employees of the other Party. Each Party shall be solely responsible for any employee benefits, payroll and employment taxes, insurance, and worker’s compensation with respect to its employees when participating in meetings of the JECT, which costs shall not be included in the Commercialization Costs.

2.5 Annual Budgets.

Without limiting Section 2.2, the initial European Commercialization Plan and each annual update thereto shall include budgets and forecasts for Commercialization expenses to be shared by the Parties, including all Sales Force FTEs and other FTEs. Budgets shall exclude the cost of investigator sponsored studies, which shall be included (if at all) in the budget for clinical studies contained in the European Medical Affairs Plan or the Joint Development Plan, as applicable, under the Collaboration Agreement.

2.6 Sharing of Commercialization Costs in Europe.

(a) Commercialization Costs. The Parties shall share equally in all Commercialization Costs incurred by the Parties in accordance with this Agreement, including the European Commercialization Plan and the JSC-approved budgets set forth therein (which includes those costs and expenses incurred from and after [**]). Such Commercialization Costs shall be included as Allowable Expenses in the calculation of Pre-Tax Profit or Loss under the Collaboration Agreement and shall be reported and reconciled in accordance with Exhibit H of the Collaboration Agreement. Notwithstanding anything in this Agreement to the contrary, the total actual Commercialization Costs incurred by AVEO UK or APEL and their respective Affiliates for a calendar year shall not exceed [**] percent ([**]%) of the budgeted Commercialization Costs for Europe for such calendar year, as shown on the then current version of the European Commercialization Plan, or if no budget has been approved for such calendar year, on the last approved multi-year forecast showing the relevant activities, except to the extent the JSC unanimously approves the increase over [**] percent ([**]%) of the budgeted Commercialization Costs. Notwithstanding the foregoing, either Party, at its own discretion, may elect to devote additional resources toward the Commercialization of Profit-Share Products in Europe (beyond what is contemplated in the European Commercialization Plan); provided that, all additional costs incurred, beyond [**] percent ([**]%) of what is budgeted in the European Commercialization Plan, shall be borne one hundred percent (100%) by the Party incurring the additional costs, unless otherwise mutually agreed by the Parties.

(b) Travel Expenses. All travel and entertainment expenses related to the performance of activities under the European Commercialization Plan (“Travel Expenses”) shall be subject to a travel and entertainment budget developed by the JECT and approved by the JCC as part of the European Commercialization Plan, and pursuant to a travel policy mutually agreed by the Parties, which in any event shall be at least as restrictive as, and permitting no greater expense rates than, the then-applicable APEL European Corporate Travel and Expense

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Policy. Subject to the foregoing, any Travel Expenses shall be treated as Commercialization Costs in accordance with Exhibit C.

ARTICLE III

EUROPEAN SALES FORCE; SALES PERFORMANCE; MEDICAL AFFAIRS

ACTIVITIES

3.1	Sales Force Sizing and Alignment.

(a) Sales Force Deployment Plan. APEL shall propose a plan to be incorporated in the European Commercialization Plan for sizing and alignment of APEL’s Sales Force in a manner designed to optimize the profitability of Profit-Share Products in Europe (the “Sales Force Deployment Plan”).

(b) Sizing, Alignment, Performance Objectives. The Sales Force Deployment Plan shall set forth Sales Force sizing, on a country-by-country basis with respect to the Major EU Countries and on a pan-European basis outside the Major EU Countries, and Sales Objectives as provided in Section 3.2. The Sales Force Deployment Plan shall calculate Sales Force sizing based on (i) [**]. Sales territories shall be defined in an unbiased manner based on both objective, quantifiable information and market research and the reasonable discretion and commercial judgment of APEL’s commercial and sales professionals, with the objective of achieving the appropriate reach and Detailing frequency needed to optimize the profitability of Profit-Share Products to achieve applicable Sales Objectives. When formulating amendments to the Sales Force Deployment Plan, APEL shall consult with, and consider in good faith, input received from AVEO UK through the JECT, provided that APEL shall retain the right to reallocate the Sales Force within Europe based on APEL’s reasonable judgment and APEL shall notify the JECT thereof. For the avoidance of doubt, AVEO UK recognizes that APEL may decide from time to time to reassign Sales Force representatives to target customer segments in order to optimize the targeted market opportunity and, as a result, amend the Sales Force Deployment Plan.

(c) Field Management. APEL shall create a field management structure for its sales effort that is consistent with the European Commercialization Plan and its internal management structures. Each sales representative shall have a sales territory that allows such sales representative to perform a reasonable number of Details within a reasonable geographic area (i.e., without overly-burdensome travel requirements), subject to Applicable Law. APEL’s sales representatives shall remain exclusively under the direct authority and control of the field sales management of APEL.

3.2 Sales Objectives.

The European Commercialization Plan shall contain annual performance objectives based on [**] in Europe, on a country-by-country basis with respect to the Major EU Countries and on a pan-European basis outside the Major EU Countries (“Sales Objectives”). Within its Sales Force, APEL shall have discretion to allocate individual goals among sales representatives,

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provided that such individual goals are directed toward meeting the annual Sales Objectives. At the JECT, APEL shall share with AVEO UK quarterly Sales Objectives to the extent available.

3.3 Hiring and Compensation.

(a) Hiring. APEL will be responsible for recruiting, hiring, terminating, establishing and maintaining its Sales Force in accordance with the European Commercialization Plan, its standard procedures, industry standards for oncology products of similar market opportunity and lifecycle stage, and this Article III.

(b) Sales Force Compensation. Only Sales Force compensation included in Includable Sales Force Costs on Exhibit C may be allocated to APEL’s calculation of Commercialization Costs under this Agreement. Sales Force Compensation shall be set in APEL’s sole discretion and the principles governing Sales Force Compensation will be included in the European Commercialization Plan.

(c) Employment Status. None of APEL’s sales representatives or members of its Sales Force shall hold themselves out as, nor give any Person any reason to believe that they are, employees of AVEO UK. Equally, none of AVEO UK’s employees shall hold themselves out as, nor give any Person any reason to believe that they are, employees of APEL. APEL shall be solely responsible for any employee benefits, payroll and employment taxes, insurance and worker’s compensation with respect to its employees, and AVEO UK shall be solely responsible for such matters with respect to its employees, subject (in both cases) to sharing of Commercialization Costs pursuant to the Collaboration Agreement. Each Party shall indemnify the other for all Employment Liabilities (defined in Section 3.3(d) below) arising out of any allegation or claim made against the other Party by any employee of the first Party (excluding Employment Liabilities arising under Section 3.3(d) below, which shall be addressed therein); provided, however, that neither Party shall be obligated to indemnify the other Party (the “indemnitee”) under this Section 3.3(c) to the extent that such Employment Liabilities arise from the breach or alleged breach of this Agreement by the indemnitee, or the negligence or willful misconduct (including any act of discrimination or harassment) of the indemnitee.

(d) Transfer Regulations. If it is found or alleged that the employment of any person(s) employed or engaged by one Party (the “Transferor”) or any of its Affiliates, contractors or agents transfers across to the other Party (the “Transferee”) pursuant to the operation of the Transfer Regulations (as defined below) or otherwise by operation of Applicable Law (each a “Transferring Employee”), the Parties agree that the following terms shall be applicable: (i) the Transferee may terminate the employment of each and every Transferring Employee within [**] calendar days of the later of the date the transfer occurred and the date the Transferee became aware that the Transferring Employee had, or alleged that he had, transferred into the employment of the Transferee and in this event the Transferor shall indemnify and hold harmless the Transferee and all of its Affiliates against all Employment Liabilities (as defined below) that the Transferee and/or any such Affiliates may suffer or incur as a result of, or in connection with, any such termination of employment of each and every Transferring Employee, the employment by the Transferee of each and every Transferring Employee up to the date his employment is terminated in accordance with this article and all employment costs arising from the employment by the Transferee of each Transferring Employee up to the date that the

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termination of employment takes effect; and (ii) the Transferor shall indemnify and hold harmless the Transferee and all of its Affiliates against all Employment Liabilities that the Transferee and/or any such Affiliates may suffer or incur as a result of, or in connection with: (A) the employment of each and every Transferring Employee by the Transferor or any of its Affiliates, contractors or agents prior to or on the date the employment of the Transferring Employee transfers from the Transferor to the Transferee (the “Transfer Date”); and/or (B) any act or omission of the Transferor or any of its Affiliates, contractors or agents (or an act or omission for which the Transferor or any of its Affiliates, contractors or agents is/are vicariously liable) in relation to any Transferring Employee taking place prior to or on the Transfer Date; and/or (C) any failure by the Transferor or any of its Affiliates, contractors or agents to comply with any obligations it has or may have to provide information to, and/or consult with, and/or seek an opinion from, any Transferring Employee(s) or any representatives of any Transferring Employee(s) (including, without limitation, any trade union, staff association, workers’ committee, works council, European works council, appropriate representative or other employee representative) with regard to the transfer of the employment of the Transferring Employees from the Transferor to the Transferee and/or the measures either Party intends to undertake with regard to any Transferring Employee(s).

“Employment Liabilities” means any and all loss, liability (including liabilities arising from any settlements, judgments, orders, fines and penalties), damages, compensation, awards, and/or costs (including reasonable attorneys’ fees, court costs and other litigation expenses) relating to or arising from any actual or threatened claim, action, suit or proceeding (whether civil, criminal, administrative, arbitral, investigative or otherwise) brought under any Applicable Laws directly or indirectly relating to or connected with employees, employment rights, personal injuries or workers compensation in any jurisdiction.

“Transfer Regulations” means any local Applicable Laws implementing the provisions of the Acquired Rights Directive (Council Directive No. 2001/23/EEC of the European Union dated 12 March 2001 as amended or replaced from time to time) and, with regard to any country outside the European Union, any legislation with similar effect to the Acquired Rights Directive.

3.4 Sales Force Maintenance.

(a) Consultation. AVEO UK will keep APEL informed regarding any issues or concerns relating to the conduct of APEL’s sales representatives. The Parties shall discuss in good faith any issues or concerns raised by AVEO UK with respect thereto.

(b) Contract Sales Organizations. It is the intention of APEL to rely primarily on employee sales representatives to meet its obligations hereunder, including under the European Commercialization Plan, and APEL may not employ a CSO to fulfill any of its Commercialization obligations in the JDCT without JCC approval; however, the Parties recognize that at times it may be appropriate for APEL to engage a CSO to cover vacant territories on an interim basis in order to address short-term Sales Force staffing issues and, therefore, AVEO shall not unreasonably withhold its consent (at the JCC) to APEL’s employment of a CSO to address such issues, provided that any CSO shall be required to meet all obligations of APEL under this Article III. All Distributor/CSO Expenses resulting from the employment of an approved CSO shall be included within Commercialization Costs.

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(c) Distributors. For the avoidance of doubt, upon the approval of the JCC, APEL may appoint new or different Distributors in the countries of Europe where APEL has no Affiliates (it being understood that no JCC or JSC approval shall be required with respect to Distributors engaged by APEL or APEL’s European Affiliates as of the Effective Date, a list of which Distributors has been provided to AVEO prior to the Effective Date). All Distributor/CSO Expenses incurred by a Party or an Affiliate of a Party relating to the distribution by a Distributor of Profit Share Products in Europe shall be included within Commercialization Costs.

(d) Competitive Products. APEL’s Sales Force representatives shall not promote another product that is designed to replace, or be a substitute for, the Profit-Share Product for treatment of an approved Indication.

3.5 Performance Monitoring.

APEL will establish, in cooperation with AVEO UK, a transparent and compatible sales performance and sales based objectives monitoring and reporting system consistent with industry custom and practice, and compatible with APEL’s systems, for sales of Profit-Share Products in Europe to facilitate periodic reporting to the JECT and planning and monitoring of the European Commercialization Plan, including Sales Objectives, Details performed, individual Performance to Goals and other sales activities. Details shall be measured by APEL’s internal recording of such activity, provided that such measurement shall be on the same basis as the APEL’s measurement for its sales representatives Detailing of APEL’s other products (if any), consistently applied. Such system shall be reasonably designed to enable AVEO UK to verify the Performance to Goals provided by APEL and the performance of other obligations under the European Commercialization Plan by APEL. APEL agrees to make available to AVEO UK through such system such information as may reasonably be required to accomplish the goals set forth in this Section 3.5.

3.6 MSL Strategy.

The European MSL strategy described in Section 2.2(a)(xiii) shall be included in the European Commercialization Plan and prepared, submitted and approved as part of the preparation, submission and approval of the European Commercialization Plan. Except as otherwise provided in the approved European Commercialization Plan: (1) AVEO UK will be allocated responsibility for fifty percent (50%) of MSL coverage in the Major EU Countries, which MSL coverage shall be AVEO UK’s sole participation in medical affairs efforts related to Profit-Share Products in Europe, (2) the functions to be performed by APEL and AVEO UK MSLs in Europe are described in Exhibit E hereto, (3) AVEO UK shall adopt a policy requiring that, in performing all MSL activities related to Profit-Share Products in Europe, AVEO UK’s MSLs shall follow APEL’s compliance policies and procedures relating to MSL conduct which, for the avoidance of doubt, means that APEL’s policies require that all MSLs shall follow any directions and instructions of the APEL Medical Affairs Director, and (4) APEL shall be solely responsible for medical information, the disbursement of grants and CME administration in Europe. AVEO UK’s MSLs who are engaged to perform MSL activities under this Agreement shall dedicate at least [**] percent ([**]%) of their time and effort to performing MSL activities related to Profit-Share Products in Europe, and the FTE Costs of such AVEO UK MSLs (such

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FTE Costs to be calculated based on percentage of time and effort allocated to Profit Share Products) shall be shared by the Parties under the Collaboration Agreement.

ARTICLE IV

COMPLIANCE

4.1 Each Party shall use diligent efforts to ensure that all activities conducted under this Agreement by it or on its behalf, including, but not limited to, development and implementation of the European Commercialization Plan, training, Detailing, promotion, distribution, sales, record-keeping, and Sampling, will be performed in compliance with Marketing Approvals, the approved package insert and labeling of Profit-Share Products, all Applicable Law and Internal Compliance Guidelines. Via the JECT, APEL shall provide to AVEO UK a copy of its Internal Compliance Guidelines, including material modifications thereto. APEL shall ensure that its Internal Compliance Guidelines comply with all Applicable Law. Questions or issues regarding compliance shall be reviewed at the JECT.

4.2 Each Party covenants that it will not promote Profit-Share Products for any use not approved by the Regulatory Authorities. Each Party also covenants that it will not knowingly make any false or misleading representation to any health care professional or others regarding Profit-Share Products and that it will not make, except as contained in the Promotional Materials and the Profit-Share Products’ package insert and labeling, any representation, warranty, or guarantee with respect to the specifications, features, or capabilities of Profit-Share Products.

4.3 Notwithstanding any other term or condition of this Agreement, neither Party shall be required to participate in, fund, or support any sales, marketing or promotional activities that in such Party’s judgment would conflict with or be inconsistent with Applicable Law or such Party’s Internal Compliance Guidelines. For the avoidance of doubt, notwithstanding anything herein to the contrary, neither Party shall use Promotional/Educational Materials that conflict with or are inconsistent with Applicable Law or its Internal Compliance Guidelines and shall not be obligated to pay expenses with respect to such Promotional/Educational Materials that are incurred after the date on which such Party objects to such Promotional/Educational Materials.

4.4 Notwithstanding any provision of this Agreement, the Collaboration Agreement or any agreement entered into pursuant to the Collaboration Agreement, either Party shall at all times be entitled to take any action it reasonably believes, based on expert advice (legal or regulatory), to be necessary in order to comply with Applicable Law; provided that in the event that either Party reasonably believes that taking a specific action is necessary in order to comply with Applicable Law and such action is not consistent with this Agreement or with the then current European Commercialization Plan, such Party shall notify the other Party in writing regarding such specific action and the reasons therefor reasonably in advance of taking such action (except in the case of exigent circumstances that do not permit advance notice, in which event such notice shall be provided as soon as is reasonably practicable) and such Party shall consult with the other Party in good faith, with the goal of realizing the objectives contemplated by the Parties with respect to the relevant provisions under this Agreement or the European Commercialization Plan.

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ARTICLE V

TRAINING

5.1 Training Materials.

APEL, in consultation with AVEO UK, shall be responsible for developing training materials for the Sales Force for Europe, including training objectives, plans and programs.

5.2 Training Program.

APEL shall train each member of the Sales Force with respect to Profit-Share Products in Europe using the training materials prepared in accordance with Section 5.1, including conducting proficiency testing which shall verify that the Sales Force is adequately trained in the following matters: disease state, Profit-Share Products knowledge, competitive product knowledge, APEL’s applicable business policies, Sample distribution policies and procedures, obligations under this Agreement, and knowledge of the Internal Compliance Guidelines.

5.3 Responsibility for Training.

(a) Initial Training. APEL shall provide initial training (including general and Profit-Share Product-specific training) to each member of its Sales Force prior to his or her commencement of activities hereunder in accordance with the training objectives, plans and programs for Europe, as established pursuant to Section 5.2 above.

(b) Ongoing Training. In addition to such initial training, APEL shall utilize the training programs and materials on an ongoing basis to assure a consistent, focused promotional strategy with respect to the Sales Force in accordance with the European Commercialization Plan.

(c) Annual Certification. APEL shall annually certify to AVEO UK that members of its Sales Force (including field managers) are properly trained with respect to Profit-Share Products in Europe, including compliance with Applicable Law and its Internal Compliance Guidelines, and as otherwise set forth with respect to proficiency testing in Section 5.2.

(d) Observation Right. AVEO’s representatives shall be invited to attend and observe the Sales Force training meetings of APEL in order to ensure consistent application of such training in the JDCT.

ARTICLE VI

PROMOTIONAL/EDUCATIONAL MATERIALS

6.1 Materials for Europe.

(a) APEL shall be responsible for developing all Promotional/Educational Materials sufficient to permit APEL to perform Commercialization and Profit-Share Product educational

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activities under the European Commercialization Plan. Such Promotional/Educational Materials shall be shared with, and reviewed by, the JECT.

(b) All Promotional/Educational Materials shall display the names and house marks of both Parties with equal prominence, where permitted by Applicable Law.

6.2 Promotional/Educational Websites.

APEL shall establish and maintain appropriate websites designed to further Commercialization of and education relating to the Profit-Share Product in Europe in accordance with Applicable Laws; provided that such websites will be consistent with the European Commercialization Plan. The Profit-Share Product specific websites and any materials available for download therefrom are Promotional/Educational Materials and subject to Section 6.3.

6.3 Ownership.

APEL shall own all copyrights in and to all Promotional/Educational Materials created by or on behalf of APEL under this Agreement; and APEL hereby grants to AVEO a royalty-free, non-exclusive, non-transferable (except in connection with an assignment of the Collaboration Agreement pursuant to Section 17.7 thereof), right and license to use, reproduce and distribute such Promotional/Educational Materials solely in conjunction with the promotion and Commercialization of, and education related to, Profit-Share Products under the North American Commercialization Agreement, and to grant sublicenses to AVEO’s Affiliates and to Third Party contractors to the extent required for AVEO to perform its obligations thereunder, subject to any moral rights or other limitations or restrictions under Applicable Law.

ARTICLE VII

OTHER MATTERS

7.1 Product Sales.

(a) Booking Sales. As set forth in Section 6.1(d) of the Collaboration Agreement, APEL shall be responsible for booking sales of Profit-Share Products in Europe.

(b) Pricing; Commercial Terms. APEL shall be responsible for proposing price, discounts, rebates, chargebacks, or other financial terms with respect to Profit-Share Products in Europe, [**]. Subject to the foregoing, APEL shall be responsible for establishing other terms and conditions for contracts and other arrangements of sales with respect to Profit-Share Products in Europe.

7.2 Orders; Returns; Invoicing; Inventory.

(a) Supply. APEL shall be solely responsible for supply chain management and integrity, and trade and distribution activities for Profit-Share Products in Europe.

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(b) Order Policy; Returns; Inventory. APEL shall be responsible for establishing and implementing policies governing the handling of all order processing, invoicing, returns, collection, distribution, and inventory for Profit-Share Products in Europe.

(c) Distribution/Warehousing. APEL shall be responsible for arranging for the distribution and warehousing of Profit-Share Products in any country in Europe.

(d) Order Processing. All orders for Profit-Share Products in any country in Europe shall be accepted by APEL and executed in a reasonable and timely manner consistent with the practices and diligence applied to orders for APEL’s own account.

(e) Misdirected Orders. If, for any reason, AVEO UK receives orders for Profit-Share Products in Europe, AVEO UK shall forward such orders to APEL (or if directed by APEL, to their wholesalers) as soon as reasonably practicable.

7.3 Customer Support.

APEL will be responsible for providing customer service representatives to handle customer inquiries and service related to the Profit-Share Products. The number and qualifications of these customer service representatives will be sufficient to reasonably handle calls and inquiries related to the Profit-Share Products. AVEO UK shall forward all customer inquiries in Europe to APEL as soon as reasonably practicable.

7.4 Samples.

(a) Distribution. As set forth in the European Commercialization Plan or otherwise agreed by the JCC, APEL’s Sales Force may distribute Samples of Profit-Share Products to the health care professionals to whom it Details Profit-Share Products. APEL shall distribute Samples in compliance with its Internal Compliance Guidelines and all Applicable Laws.

(b) Product Liability Costs. Product liability losses and recall and removal costs relating to Samples shall be treated as Product Liability Costs and shall be borne by the Parties as set forth in Section 14.3 of the Collaboration Agreement, as if such Samples had been commercially sold rather than distributed in connection with promotional activities.

7.5 Medical Inquiries.

Subject to the terms of the Collaboration Agreement (including Section 5.3), APEL shall be responsible for handling and reporting of medical inquiries in Europe.

7.6 Product Complaints.

Other than as set forth in the SDEA, each Party shall refer any oral, electronic or written communication alleging deficiencies related to the identity, quality, durability, reliability, effectiveness or performance of a Profit-Share Product (“Product Complaints”) which it receives concerning the Profit-Share Product to the other Party within five (5) days of its receipt thereof. APEL shall not take any other action in respect of any such Product Complaint without

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the consent of AVEO UK unless otherwise required by Applicable Law. At APEL’s request, AVEO UK will reasonably cooperate with APEL to resolve any Product Complaints. If any such Product Complaint may result in the need for a Recall, then Section 5.4 of the Collaboration Agreement shall govern.

7.7 Market Information.

Through the JECT, the Parties will disclose to each other all information that the disclosing Party deems significant and relevant to the Commercialization of Profit-Share Products in Europe, within a reasonable time after such information becomes known to the disclosing Party, provided such information is not received under an obligation of confidentiality to a Third Party. Nothing herein shall be construed as requiring APEL to disclose any information with respect to KHK Competing Products that may be under development by API.

7.8 Subcontracting.

Without limiting the generality of Sections 9.2 or 9.5 of the Collaboration Agreement, if APEL subcontracts any obligations under this Agreement to a CSO (subject to Section 3.4(b)), Affiliate, Distributor (subject to Section 3.4(c)) or Sublicensee, APEL shall nonetheless remain primarily liable for the performance of its obligations under this Agreement whether performed by itself or by such CSO, Affiliate, Distributor or Sublicensee.

7.9 Commercialization Costs.

All FTE Costs and Out-of-Pocket Costs incurred by a Party directly related to activities set forth in this Article VII shall be included as Commercialization Costs for purposes of calculating Pre-Tax Profit or Loss, subject to the limitations set forth in Section 2.6(a).

ARTICLE VIII

TERM AND TERMINATION

8.1 Term; Termination.

(a) Term. This Agreement shall become effective as of the Effective Date and shall expire upon the expiration of the Collaboration Agreement with respect to Europe in its entirety, unless earlier terminated in accordance with Article 15 of the Collaboration Agreement.

(b) Termination for Breach. For purposes of clarity, any breach by either Party (or its Affiliates or Sublicensees, as applicable) of any terms of this Agreement shall be addressed under the Collaboration Agreement as a breach thereunder.

8.2 Effect of Termination.

Upon termination or expiration of this Agreement, Article 15 of the Collaboration Agreement shall apply with respect to the rights and obligations of the Parties. In addition, Section 7.4(b), to the extent applicable, and Sections 3.3(c)-(d) shall survive.

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ARTICLE IX

GENERAL PROVISIONS

9.1 Entire Agreement.

This Agreement, including any exhibits or attachments attached hereto, and the Collaboration Agreement, including any exhibits or attachments attached thereto, constitute the entire agreement between AVEO UK and APEL with respect to the subject matter hereof, and all previous or other negotiations, representations and understandings with respect to the subject matter hereof between AVEO UK and APEL are superseded as of the Effective Date. For purposes of clarity, the terms and conditions set forth in this Agreement only apply with respect to each Party’s rights and obligations in connection with the Commercialization of Profit-Share Products in Europe (and not North America).

9.2 Governance; Dispute Resolution.

Pursuant to Sections 6.1(a) and 6.1(b) of the Collaboration Agreement, governance of the activities contemplated by this Agreement and not otherwise specified herein shall be effected through the JCC and JSC. Any disputes regarding such matters shall be resolved pursuant to Sections 2.6, Section 16.1 and Section 16.3 of the Collaboration Agreement, as applicable. In the event of any inconsistency or conflict between the terms of this Agreement and those of the Collaboration Agreement, the terms of this Agreement shall prevail with respect to matters relating to the pricing of the Profit-Share Products, Sale Force Deployment, MSLs and compliance with Applicable Law and as otherwise expressly provided herein, and the Collaboration Agreement shall control with respect to other matters.

9.3 Non-Solicitation.

During the term of this Agreement, AVEO shall not actively recruit or solicit for employment any then-current member of APEL’s Sales Force who is engaged or had been engaged in the Development or Commercialization of a Profit-Share Product. For the avoidance of doubt, nothing in this Agreement shall limit AVEO from engaging in general recruitment through advertisements or recruiting through “head-hunters” so long as the staff members of APEL are not specifically targeted in such recruitment effort.

9.4 Notices.

All notices, statements, and reports required to be given under this Agreement shall be given in the manner specified in the Collaboration Agreement; provided, however, that such notice, statement, or report shall specifically refer to this Agreement and the applicable section, if any, of this Agreement.

9.5 Modifications.

No amendment, waiver or modification of this Agreement will be valid or binding on either Party unless made in writing and signed by duly authorized representatives of both Parties.

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9.6 Confidentiality.

Article 12 of the Collaboration Agreement shall govern the confidentiality obligations and use restrictions of the Parties with respect to any information disclosed under this Agreement.

9.7 Assignment.

This Agreement may be assigned only in conjunction with and pursuant to a valid assignment of the Collaboration Agreement in accordance with Section 17.7 thereof. If the Collaboration Agreement is validly assigned in accordance with Section 17.7 thereof by a Party to a Third Party, such Party shall assign this Agreement to such Third Party at the same time. Any assignment or attempted assignment by a Party in violation of the terms of this Section 9.7 shall be null and void. Any right or obligation of APEL hereunder may be exercised or performed by one or more of API European Affiliates. Notwithstanding any such assignment or transfer of rights or obligations, API and APEL shall remain primarily responsible, and jointly and severally liable, for the performance of this Agreement by its Affiliates or assignees.

9.8 Disclaimer of Implied Warranties.

EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN AND IN THE COLLABORATION AGREEMENT, EACH PARTY EXPRESSLY DISCLAIMS ANY AND ALL WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION THE WARRANTIES OF DESIGN, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NONINFRINGEMENT OF THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES OR ARISING FROM A COURSE OF DEALING, USAGE OR TRADE PRACTICES, IN ALL CASES WITH RESPECT THERETO.

9.9 Incorporation by Reference.

The following provisions of the Collaboration Agreement are herein incorporated by reference and shall apply to the Parties with respect to this Agreement mutatis mutandis to the same extent as in the Collaboration Agreement: Sections 2.8 (Legal Compliance), 10.20 (Records; Inspection), 14.6 (Limitation of Liability), 17.1 (Export Control), 17.3 (Force Majeure), 17.4 (Notices), 17.5 (Maintenance of Records), 17.6 (Construction), 17.8 (Performance by Affiliates), 17.9 (Independent Contractors), 17.10 (Counterparts), 17.11 (Severability), 17.12 (Headings), 17.13 (No Waiver), 17.14 (No Third Party Beneficiaries) and 17.15 (Costs).

9.10 Data Privacy.

Notwithstanding any conflicting provisions in this Agreement or the Collaboration Agreement, the Parties understand and agree that no transmission of information or data pursuant to this Agreement shall be required to the extent it is not in accordance with Applicable Laws, including laws and regulations relating to data privacy.

9.11 Accounts; Tax Filings.

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(a) As provided in Section 10.16 of the Collaboration Agreement, it shall be the responsibility of APEL to ensure that proper books of account are kept of the assets and liabilities and of the receipts and expenses of the partnership deemed to be created by this Agreement and the Collaboration Agreement, and of all other matters, transactions and things as are required or ought to be entered for the purpose of keeping accounts and that the affairs of such partnership shall be kept properly in order.

(b) As provided in Section 10.16 of the Collaboration Agreement, a profit and loss account should be taken for every financial year and a balance sheet as at each accounting date shall be prepared by APEL in accordance with generally accepted accounting principles and in such format giving such information notes and disclosure of the interest therein of APEL and AVEO UK as may be required.

(c) APEL shall be responsible for seeking all relevant registrations and making all relevant filings including all appropriate tax returns to relevant tax authorities as shall be required by the partnership deemed to be created by this Agreement and the Collaboration Agreement, and shall upon the request of AVEO UK promptly furnish to AVEO UK any information in its possession that is reasonably necessary in order for AVEO UK to comply with its own tax requirements.

(d) APEL shall consult with, and consider in good faith, input received from AVEO UK with respect to the books of account, profit and loss accounts, balance sheets, filings and tax returns required by this Section 9.11, all of which shall be open to inspection by AVEO UK and its professional advisors upon reasonable notice during normal business hours.

[Remainder of This Page Intentionally Left Blank]

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IN WITNESS WHEREOF, AVEO UK and APEL execute this Agreement by the hands of their duly authorized officers, effective as of the Effective Date.

AVEO Pharma Limited		ASTELLAS Pharma Europe Limited

By:	/s/ Tuan Ha-Ngoc	By:	/s/ Masao Yoshida
Name:	Tuan Ha-Ngoc	Name:	Masao Yoshida
Title:	Director	Title:	President and CEO

[Signature Page to European Commercialization Agreement]

Exhibit A

DEFINITION OF EUROPE

Austria

Belgium

Bulgaria

Cyprus

Czech Republic

Denmark

Estonia

Finland

France

Germany

Greece

Hungary

Ireland

Italy

Latvia

Lithuania

Luxembourg

Malta

Netherlands

Norway

Poland

Portugal

Romania

Slovakia

Slovenia

Spain

Sweden

Switzerland

United Kingdom

A-1

Exhibit B

INTERIM 2011 EUROPEAN OPERATING BUDGET

[**]

B-1

Exhibit C

COMMERCIALIZATION COST TERMS

1	Definitions

“Commercialization Costs” means FTE Costs and Out-of-Pocket Costs of a Party incurred by either Party or its Affiliates from and after [**] in Commercializing Profit-Share Products in Europe, in accordance with this Agreement and the Collaboration Agreement and consistent with the European Commercialization Plan, including without limitation the following (each as may be further defined below):

(a) Indirect Selling Expenses;

(b) Includable Sales and Marketing Operations Costs

(c) Includable Sales Force Costs;

(d) Marketing and Education Expenses;

(e) Travel Expenses, subject to Section 2.6(b);

(f) Includable G&A Costs;

(g) Distributor/CSO Expenses;

(h) any other FTE Costs or Out-of-Pocket Costs incurred that are explicitly included in the budget included in the European Commercialization Plan; and

(i) Medical Affairs Costs contained in Article 7 and Exhibit H of the Collaboration Agreement;

in each case determined from the books and records of the applicable Party and its Affiliates maintained in accordance with GAAP. Notwithstanding anything to the contrary herein, the Commercialization Costs shall include no costs related to time spent, or travel expenses incurred, by personnel in performing activities associated with the JECT, the JCC or the JSC, or any other committees formed hereunder, or any alliance management activities.

“FTE Cost” means, for any period, (a) with respect to sales representatives, regional managers, national sales managers and oncology account liaisons, the “Includable Sales Force Costs”, and (b) with respect to any other employees undertaking Commercialization work hereunder, the product of (i) the actual total FTEs during such period (which for purposes of clarity, may be calculated on a prorated basis based on the actual percentage of such individual’s working time committed to Commercialization of Profit-Share Products), and (ii) the FTE Rate.

“FTE Rate” has the meaning given on Exhibit D.

“Indirect Selling Expenses” means Out-of-Pocket Costs incurred that are specifically identifiable to the selling of Profit-Share Products and to operate and maintain the Sales Force which promotes Profit-Share Products in Europe (excluding corporate and administrative overhead, costs included in Includable Sales Force Costs and all other internal FTE Costs), including the costs of sales meetings, consultants (including fees for territory alignment and sales deployment consulting), call reporting and other Third Party monitoring/tracking costs (including Third Party data purchases), and educational grant funds and charitable contributions related to Profit-Share Products.

“Includable Sales and Marketing Operations Costs” means FTE Costs incurred (1) in developing advertising, promotional and educational materials, including related training materials and programs, (2) related to payer reimbursement services and (3) in Early Phase Commercial Development, each specifically identifiable to the Profit-Share Products, and shall be calculated by (i) determining the actual number of FTEs in any period related to such services and (ii) in each case, multiplying such number by the FTE Rate applicable to the sales, marketing and payer reimbursement personnel (as set forth on Exhibit D below).

“Includable Sales Force Costs” means FTE Costs incurred in the field by the Sales Force, specifically identifiable to the selling of Profit-Share Products, and shall be calculated by (i) determining the actual number of Sales Force FTEs in any period and (ii) in each case multiplying such number by the FTE Rate applicable to field-based sales representatives (as set forth on Exhibit D below).

“Marketing and Education Expense” means Out-of-Pocket Costs (excluding corporate and administrative overhead and all internal FTE Costs) incurred by APEL or for its account which are specifically identifiable to the advertising, promotion and marketing of Profit-Share Products consistent with the European Commercialization Plan, and related professional education in the Field (to the extent not performed by sales representatives), including, (i) Promotional/Educational Materials, (ii) reimbursement and patient assistance programs and health outcomes programs, (iii) development of information and data specifically identifiable for national accounts, managed care organizations and group purchasing organizations of Profit-Share Products in Europe consistent with the European Commercialization Plan, (iv) development of competitive intelligence, (v) branding expenses, (vi) packaging and labeling expenses, (vii) advertisements appearing in journals, newspapers, magazines or other media, including direct mail and electronic media, (viii) external market research, (ix) Profit-Share Product-specific public relations programs, (x) sales operations and reimbursement services, and (xi) training programs and materials; provided, however, that such expenses shall exclude Indirect Selling Expenses, Medical Affairs Costs, and Distributor/CSO Expenses.

“Includable G&A Costs” means an amount constituting a [**] percent ([**]%) upcharge on Includable Sales Force Costs and Includable Sales and Marketing Operations Costs.

“Distributor/CSO Expenses” means Out-of-Pocket Costs (excluding corporate and administrative overhead and all internal FTE Costs) incurred by APEL or for its account which are specifically identifiable to the Commercialization of Profit-Share Products by approved Distributors and CSOs consistent with the European Commercialization Plan.

2	Other Terms

For purposes of clarity, (i) no costs or expenses shall be double-counted for purposes of calculating Commercialization Costs hereunder, and (ii) in no event shall corporate or administrative overhead of either Party be deemed an allowable Commercialization Cost hereunder, except as otherwise specifically set forth in Includable G&A Costs.

Exhibit D

FTE RATES

“FTE Rate” means, with respect to each functional group or category set forth on this Exhibit D, the rate set forth on this Exhibit D that is applicable to each FTE within such functional group or category, as such rate may be increased or decreased annually during the Term by the percentage increase or decrease in the HICP as of December 31st of each year over the level of the HICP as of December 31st of the prior year; provided that the rate payable for an FTE within a functional group or category set forth on this Exhibit D shall be the same for each Party. As used in this definition, “HICP” means the Harmonized Index of Consumer Price as set by the European Central Bank.

Commercialization FTE Type	FTE Rate	Inclusions/Exclusions
1. Field-Based Sales Representatives	EURO€ [**] per FTE per year (EURO€ [**] per FTE per quarter)	FTE Rate includes the following expenses: [**].

2. Sales, Marketing and Payer Reimbursement and Early Phase Commercial Development Personnel	EURO€ [**] per FTE per year (EURO€ [**] per FTE per quarter)	FTE Rate includes [**].

3. MSL FTE (includes MSLs and Personnel Directly Supporting Medical Affairs Activities)	EURO€ [**] per FTE per year (EURO€ [**] per FTE per quarter)	FTE rates includes [**].

D-1

Exhibit E

European MSLs

Notwithstanding any provisions to the contrary in the Collaboration Agreement, for purposes of the Commercialization of Profit-Share Products in Europe and related medical affairs activities, “Medical and Scientific Liaisons” or “MSLs” shall have the following functions, responsibilities and reporting obligations:

Pursuant to the compliance policies and procedures governing the conduct of MSLs as set by the APEL Medical Affairs Director based in APEL’s European Headquarters in London and subject to Section 7.6(b) of the Collaboration Agreement relating to use of educational materials, MSLs shall provide medical and scientific input to relevant European Therapeutic Area Brand Teams, in order to optimise commercial objectives for Profit-Share Products, in close cooperation with other APEL departments. For the avoidance of doubt, APEL’s policies require that all MSLs shall follow any directions and instructions of the APEL Medical Affairs Director. In particular, MSLs shall:

1.	Medical Marketing

Develop and maintain relationships with key external experts, laboratories, physicians and pharmaceutical companies regarding collaborative studies, medical advances and product related issues.

Maintain a comprehensive understanding of all scientific data and literature relevant to the Profit-Share Products and the relevant therapeutic areas as well as the competitors.

Be familiar with and keep up to date with national reimbursement procedures.

Work closely with colleagues in the medical department to develop and use suitable resources to meet the needs of the role and to ensure compliance with all regulations, legislation and policies.

Provide medical input to commercial activities for the therapeutic area franchise including the planning and preparation of the European Commercialisation Plan, brand strategies and product positioning.

Internal and external scientific product presentations.

External meetings, advisory boards and symposia.

Promotional and scientific materials

In all cases, MSLs shall ensure that the commercial objectives for the therapeutic area franchise are realised, product licences are maintained and the perception of ASTELLAS and AVEO in the market is upheld in accordance with legal, regulatory and ethical EU directives.

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2.	Medical Information

Ensure that competitor complaints are answered accurately and promptly to uphold the perception of ASTELLAS and AVEO in the market place.

Provide internal medical support for maintaining relevant product literature and developing / updating the Q&A database (SMILE) to ensure an informed, consistent and aligned corporate strategy.

In accordance with the European Medical Affairs Plan, provide medical support in coordination with project teams at APEL HQ.

Provide medical input to training materials and delivery of events to ensure accuracy of content.

3.	Clinical Research

Support the Clinical Research Director in the development, conduct and reporting of Phase IIIb and IV clinical trials so that the trial therapeutic area study programme can be accomplished expeditiously and effectively.

4.	Learning & Development

Attend selected international meeting and congresses and participate in external platforms and working groups to foster external relationships.

Develop and maintain working relationships with commercial colleagues to enhance cross-functional teamwork and success.

5.	Publications

Develop, publish and disseminate publications relating to Licensed Products and relevant disease states.

6.	Advocacy and Cooperative Groups

Manage relationships with cooperative groups, physician/hospital networks and advocacy groups.

E-2

EXHIBIT D-2

NORTH AMERICAN COMMERCIALIZATION AGREEMENT

BY AND BETWEEN

AVEO PHARMACEUTICALS, INC.

AND

ASTELLAS US LLC

EFFECTIVE AS OF

FEBRUARY 16, 2011

NORTH AMERICAN COMMERCIALIZATION AGREEMENT

This NORTH AMERICAN COMMERCIALIZATION AGREEMENT (this “Agreement”) is made effective as of February 16, 2011 (the “Effective Date”) by and between AVEO PHARMACEUTICALS, INC., a Delaware corporation having its principal offices at 75 Sidney Street, Cambridge, MA 02139 United States (“AVEO US”), and ASTELLAS US LLC, a Delaware limited liability company with its principal offices at Three Parkway North, Deerfield, IL 60015 (as modified by the fourth recital below, “AUS”). AVEO US and AUS may each be referred to herein as a “Party” and, collectively, the “Parties”.

RECITALS

WHEREAS, as of the Effective Date AVEO US, AVEO PHARMA LIMITED (“AVEO UK”), AUS, ASTELLAS PHARMA EUROPE LTD. (“APEL”) and Astellas Pharma Inc. (“API”), are concurrently entering into a Collaboration and License Agreement (the “Collaboration Agreement”), pursuant to which, among other things, the Parties have agreed to collaborate on the Development and Commercialization of Licensed Compounds, Licensed Products and Licensed Product Biomarkers (each as defined in the Collaboration Agreement) in accordance with the terms of the Collaboration Agreement; and

WHEREAS, pursuant to the Collaboration Agreement (including Article 6 thereof), the parties thereto wish to jointly Commercialize Licensed Compounds, Licensed Products and Licensed Product Biomarkers in the JDCT (as defined below);

WHEREAS, the Parties wish to conduct the joint Commercialization of Licensed Compounds, Licensed Products and Licensed Product Biomarkers in North America (as defined below) pursuant to the terms and conditions set forth herein (with the terms and conditions of Commercialization in Europe to be set forth in a separate European Commercialization Agreement); and

WHEREAS, the Parties understand that AUS may assign its responsibilities for Commercialization of Profit-Share Products in North America under this Agreement to AUS’s North American Affiliates, subject to Section 9.7 hereof, and consequently, all references herein to “AUS” shall be deemed to refer to Astellas US LLC and/or its applicable North American Affiliates.

NOW THEREFORE, in consideration of the foregoing premises and the covenants and obligations set forth in this Agreement, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Capitalized terms used in this Agreement and not otherwise defined in this Agreement shall have the meanings given to such terms in the Collaboration Agreement. As used herein, the following terms shall have the meanings indicated:

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1.1	Defined Terms

“CSO” means a contract sales organization in the business of Detailing pharmaceutical products on a fee-for-service basis.

“DETAIL” means an interactive face-to-face contact (excluding live video-conferencing and e-detailing) of either an AUS or AVEO US sales representative, as the case may be, with a medical professional with prescribing authority during which scientific and/or medical information about a Profit-Share Product is discussed. A Detail does not include a reminder or Sample drop. When used as a verb, the term “Detailing” means to engage in the activity of a Detail.

“EUROPEAN COMMERCIALIZATION AGREEMENT” means the European Commercialization Agreement of even date herewith by and between APEL and AVEO UK.

“INTERNAL COMPLIANCE GUIDELINES” means the guidelines adopted from time to time by either AVEO US or AUS, consistent with Applicable Law and applicable industry compliance codes and standards, regarding the Commercialization of pharmaceutical products in North America.

“JCC” means the Joint Commercialization Committee, as defined in the Collaboration Agreement.

“JDCT” or “JOINT DEVELOPMENT AND COMMERCIALIZATION TERRITORY” means North America and Europe (as further defined in the Collaboration Agreement).

“NORTH AMERICA” means (a) the United States (as defined below), (b) Canada, and (c) Mexico. “NORTH AMERICAN” shall have its correlative meaning.

“NORTH AMERICAN COMMERCIALIZATION PLAN” means the three (3) year rolling commercialization plan, including the US Commercialization Plan (defined below), that governs the Commercialization of Profit-Share Products in North America, as prepared pursuant to Article II below. The North American Commercialization Plan forms a part of the JDCT Commercialization Plan (as defined in Section 2.3(c) below).

“PERFORMANCE TO GOAL” means the measurement of performance relative to Sales Objectives for each of the AUS Sales Force and the AVEO US Sales Force.

“PROFIT-SHARE PRODUCT” means any Licensed Compound, Licensed Product or Licensed Product Biomarker Developed or Commercialized for use or sale in the Field in North America.

“PROMOTIONAL/EDUCATIONAL MATERIALS” means all sales, Commercialization, educational and communication materials, including software (whether printed, electronic or in other form), including: pharmacy, managed care, and trade communications, detailing aids, leave behind educational items, journal advertising, educational programs, formulary binders, appropriate reprints and reprint carriers, product monographs, patient support kits, convention exhibit materials, direct mail, scripts for telemarketing and

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teleconferences, and websites. PROMOTIONAL/EDUCATIONAL MATERIALS do not include those publications and educational materials to be overseen by the Medical Affairs function, which shall be managed by the Joint Medical Affairs Committee or JMAC (as defined in the Collaboration Agreement) under terms set forth in the Collaboration Agreement.

“SALES FORCE” means a sales force comprised of sales representatives, regional managers and district managers who are Detailing and/or promoting Profit-Share Products.

“SALES FORCE FTE” means, notwithstanding the definition of FTE in the Collaboration Agreement, a full-time equivalent person year for a sales representative, regional manager and district manager (consisting of a total of [**] hours per year) conducting Commercialization work undertaken by the applicable Party’s employees, (less standard time off pursuant to such Party’s company policy for vacations, holidays, sick time and the like) whose [**]. For sake of clarity, [**].

“SAMPLE(S)” means quantities of Profit-Share Product given to authorized medical professionals for no consideration for a patient’s trial use.

“UNITED STATES” or “US” means the fifty (50) United States and the District of Columbia, and all of its territories and possessions.

“US COMMERCIALIZATION PLAN” means the three (3) year rolling commercialization plan that forms a part of the North American Commercialization Plan (defined above) and that governs the Commercialization of Profit-Share Products in the US, as prepared pursuant to Article II below.

1.2	Additional Definitions.

Each of the following definitions is set forth in the section of this Agreement indicated below:

Definitions	Section
Agreement	Preamble
APEL	Recitals
API	Recitals
AUS	Preamble
AVEO UK	Recitals
AVEO US	Preamble
Collaboration Agreement	Recitals
Commercialization Costs	Exhibit B
CPI	Exhibit C
Effective Date	Preamble
FTE Cost	Exhibit B
FTE Rate	Exhibit C
Generic Drug Act	9.8(a)
Global Marketing Elements	2.1(a)(ii)
GPOs	2.3(a)(ii)
Indirect Selling Expenses	Exhibit B
Includable Sales Force Costs	Exhibit B

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Definitions	Section
Includable Sales and Marketing Operations Costs	Exhibit B
Individual Level Sales Objectives	3.2
JDCT Commercialization Plan	2.3(c)
JNACT	2.4(a)
Marketing and Education Expense	Exhibit B
Party or Parties	Preamble
PhRMA Code	4.1
Product Complaints	7.6
Sales Force Deployment Plan	3.1(a)
Sales Objectives	3.2
Travel Expenses	2.6(b)

ARTICLE II

JOINT NORTH AMERICAN COMMERCIALIZATION TEAM AND NORTH

AMERICAN COMMERCIALIZATION PLAN; JDCT COMMERCIALIZATION PLAN

2.1	General.

(a) AVEO US, in its role as the Lead Commercialization Party for North America, shall have lead responsibility for formulating the Commercialization strategy for Profit-Share Products in North America, including, subject to Sections 2.2 and 2.3 below, formulation of, and updates and amendments to the North American Commercialization Plan, provided that all Commercialization activities in North America shall be conducted pursuant to the strategies and budget contained in the North American Commercialization Plan, including the US Commercialization Plan component (both of which shall be approved by the JCC and JSC, as applicable). Each Party shall be responsible for undertaking the Commercialization activities in North America assigned to such Party in the North American Commercialization Plan approved by the JCC and the JSC, as applicable. In the development of the Commercialization strategy for North America, including formulation of the North American Commercialization Plan, AVEO US shall consult with AUS through the JNACT, as set forth in Section 2.4 below. The North American Commercialization Plan shall be presented to the JNACT for review, discussion and, when applicable, modifications, and then presented to the JCC and the JSC for review and, with respect to certain items as set forth below, for approval. AVEO US shall, in consultation with AUS and APEL, also be responsible for formulating global elements of Commercialization strategy that are neither North American nor European-specific (including (i) global life cycle plans, and (ii) global market research strategies, global product positioning, global messaging and global branding concepts and imagery (the matters in subsection (ii) referred to as the “Global Marketing Elements”)), as further set forth in Section 2.3(c), which global elements of Commercialization strategy shall be incorporated into the North American Commercialization Plan.

(b) Given that the Parties’ current Commercial focus in North America is in the US, the Agreement currently focuses on US Commercialization issues and considerations that (as further described below) will be set forth in a US Commercialization Plan, which is to be

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included within the North American Commercialization Plan. At a mutually acceptable time, but in any event no later than [**] months prior to the anticipated commercial launch of Profit-Share Product in each such country, AVEO US (in consultation with AUS) shall prepare additional components of the North American Commercialization Plan to address detailed Commercialization activities in Canada and Mexico consistent with the terms and conditions of this Agreement, the Collaboration Agreement and (as applicable) the US Commercialization Plan, with modifications as may be needed to conform with Applicable Law or standard industry practices in such country. Such additional components will be reviewed and approved by the JCC and JSC, as applicable, and shall be addressed and implemented by the Parties, in each case in the same manner as set forth herein with respect to the US Commercialization Plan.

2.2	US Commercialization Plan.

(a) General. The US Commercialization Plan shall include, without limitation, the following strategies for the US:

(i) US strategy/lifecycle plans;

(ii) a firm budget for Commercialization Costs for the first year covered by such plan, and forecasts for Commercialization Costs for the second and third years covered by such plan;

(iii) a forecast for commercial supply of Drug Product for each of the three years covered by such plan;

(iv) revenue/sales forecasts for each of the three years covered by such plan, including firm Sales Objectives, and quarterly (or more frequent) sales forecasts for the first year covered by such plan;

(v) pricing strategies;

(vi) reimbursement strategies, including strategy relative to managed care, reimbursement, patient support, group purchasing organizations and networks and government payers;

(vii) supply chain and trade and distribution strategy;

(viii) Individual Level Sales Objectives for the Parties;

(ix) anticipated timelines for launch and other material Commercialization activities;

(x) US-specific branding strategy;

(xi) US Commercialization aspects of Profit-Share Product packaging and labeling;

(xii) selection of US advertising and public relations agencies of record;

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(xiii) US market research strategy;

(xiv) Sales Force strategy, sizing and alignment, including, solely for the first year covered by such plan, the Sales Force Deployment Plans as set forth in Section 3.1 below;

(xv) incentive compensation guidelines consistent with oncology products of similar market potential upon launch, and scaled accordingly during product lifecycle;

(xvi) review of US publication strategy, including provision of Commercial input on the selection of publication agencies of record;

(xvii) the allocation of specific accounts and/or geographic territories to AVEO US sales representatives or to AUS sales representatives, respectively;

(xviii) procedures and policies for distribution of Samples; and

(xix) development of US Promotional/Educational Materials, including development of content for US websites for Profit-Share Products.

(b) JCC Review and Approval. The JCC will serve as a forum for review and approval of, and to resolve disputes that are not resolved by consensus of the JNACT regarding, Commercialization activities in North America, including Commercialization activities under the US Commercialization Plan. The JCC’s responsibilities shall include:

(i) reviewing and revising the US Commercialization Plan to coordinate with the European Commercialization Plan (as defined in the European Commercialization Agreement) and the Global Marketing Elements;

(ii) submitting the US Commercialization Plan to the JSC for review pursuant to Section 2.1(d)(i)(B) of the Collaboration Agreement and approval of the items set forth in Section 2.2(a)(i)–(vii) hereof and the global lifecycle plans in accordance with Sections 2.1(d)(i)(C) and 2.1(d)(iii) of the Collaboration Agreement; and

(iii) reviewing and approving the items of the US Commercialization Plan set forth in Section 2.2(a)(viii)-(xix) hereof.

(c) Initial US Commercialization Plan. The initial draft of the US Commercialization Plan shall be prepared by AVEO US (with consultation and solicitation of input from AUS) and submitted to the JNACT within [**] days following the Effective Date. The JNACT shall then review the initial US Commercialization Plan on an activity-by-activity basis, shall seek to achieve consensus on any updates or modifications thereto, and shall submit such initial US Commercialization Plan and any updates or modifications thereto to the JCC within [**] days of the Effective Date. Any issue or item of the initial US Commercialization Plan for which the JNACT cannot reach consensus will be submitted to the JCC for resolution as part of the JCC’s review of the initial US Commercialization Plan. Until such time as the initial US Commercialization Plan has been approved by the JCC and JSC, as applicable, pursuant to Section 2.2(b) herein and Section 6.2 of the Collaboration Agreement, the Parties will operate in accordance with the Interim 2011 Operating Budget attached as Exhibit A hereto (as the same

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may be amended by mutual agreement of the Parties), and all expenses incurred pursuant to the Interim 2011 Operating Budget shall be deemed Commercialization Costs to be shared equally by the Parties in good faith pursuant to Section 6.2(b) of the Collaboration Agreement.

(d) Updates and Modifications to the US Commercialization Plan. AVEO US shall formulate and submit to the JNACT annual updates to the US Commercialization Plan on or before August 1, 2011, and by August 1st of each year thereafter. Either Party shall have the right to submit to the JNACT for review and consideration additional modifications to the then-current US Commercialization Plan at any time. The JNACT shall review and as appropriate revise such updates and modifications in order to gain consensus on and submit such updates to the JCC by September 15, 2011, and September 15th of each year thereafter. The JCC, in accordance with Section 6.2(a) of the Collaboration Agreement, shall submit annual updates to the US Commercialization Plan to the JSC on or before September 30, 2011 and each September 30 thereafter. The JCC shall also timely submit to the JSC any proposed modifications for the JSC’s review and approval. Any issue or item of any update or proposed modification to the US Commercialization Plan for which the JNACT cannot reach consensus will be submitted to the JCC for resolution as part of the JCC’s review of such updates to the US Commercialization Plan.

(e) KHK Access. AUS acknowledges and agrees that the US Commercialization Plan, and any updates and modifications thereto, may be disclosed to KHK under and subject to the terms of the KHK Agreement, and subject to coordination of Commercialization activities between KHK, AVEO US and API as provided in Section 2.1(d)(v)(C) of the Collaboration Agreement. AVEO US agrees that, to the extent that AVEO US receives corresponding information from KHK and has the right to grant to AUS access to such information, AVEO US shall share with AUS such corresponding information provided by KHK.

2.3	North American Commercialization: General Principles.

(a) Without limiting the generality of Section 2.1, the allocation of specific North American Commercialization activities shall be as follows:

(i) Marketing: AVEO US shall be the lead party responsible for the selection of primary Third Party advertising and public relations agencies, subject to approval of the JCC pursuant to Section 2.2(b)(iii). In the initial draft of the US Commercialization Plan under Section 2.2(c) and any updates and modifications thereto under Section 2.2(d), as well as in the broader North American Commercialization Plan (including updates and modifications thereto) incorporating components for Commercialization in Canada and Mexico, as described in Section 2.1(b), AVEO US shall propose an equitable allocation of responsibility for other marketing activities, including market research, competitive intelligence, relationships with advocacy groups and advisory boards, public relations, and health economics. The JNACT shall review the initial US Commercialization Plan and any amendments and modifications thereto (as well as those components to be added later with respect to Canada and Mexico under Section 2.1(b)) on an activity-by-activity basis, and shall seek to achieve consensus thereon in accordance with Section 2.2(c) and Section 2.2(d);

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(ii) Field Sales: As further described in Article III below, the Parties shall be jointly responsible for field sales, including field sales activities targeting academic centers, hospitals, community oncologists, federal accounts, cooperative groups, group purchasing organizations (“GPOs”) and physician/hospital networks, advocacy groups, and veterans’ affairs;

(iii) Sales Operations and Training: As further described in Article III below, each Party shall be responsible for establishing compensation programs and dashboard/reporting for its respective Sales Force, as well as training its respective Sales Force;

(iv) Sales Training Content: AVEO US and AUS shall be jointly responsible for the strategic development and management of sales training curriculum and associated materials, as further set forth in Article V;

(v) Reimbursement Services: AVEO US shall provide a field force of national account managers and shall be the lead party responsible for providing patient reimbursement and support assistance. All other reimbursement related services, including managed care (Third Party payer), government payers, GPO and hospital/physician networks, shall be allocated by mutual agreement of the Parties; provided, however, that AVEO US shall be the contracting party with respect to all such customers;

(vi) Pricing; Commercial Terms: The Parties shall jointly agree upon pricing and price-related terms (e.g., discounts, rebates, chargebacks), as well as trade, contract and other financial terms with respect to Profit-Share Products in North America, as further described in Section 7.1(b) below; and

(vii) General Product Supply and Distribution Issues: AVEO US shall be responsible for, and have final decision-making authority with respect to, supply chain management and trade and distribution activities (including orders, returns, invoicing, inventory management, and customer complaints), as further described in Article VII and subject to Section 7.10 therein and consistent with the strategy approved by the JSC pursuant to Section 2.2(b)(ii). AVEO US shall consult with AUS with regard to such activities.

(b) The lead responsibility for execution of all North American Commercialization Plan tactical initiatives, including but not limited to project level tactical activities in marketing, market research, advisory boards, advocacy development, public relations, sales training, health economics and reimbursement services, are to be assigned to either AVEO US and/or AUS personnel, and set forth in the North American Commercialization Plan (including the US Commercialization Plan component) prepared pursuant to Section 2.2. In the event of a disagreement over such assignments at the JNACT, such disagreement shall be resolved by the JCC. The Party to whom a task is allocated under the North American Commercialization Plan shall have discretion to choose Third Party vendors to undertake the task so long as such activities are within the applicable budget. The selection of advertising and public relations agencies of record shall be subject to JCC approval pursuant to Section 2.2(b)(iii), provided that AVEO US shall be the contracting party.

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(c) The North American Commercialization Plan (including the US Commercialization Plan component) and the European Commercialization Plan (as defined in the European Commercialization Agreement) shall constitute the JDCT Commercialization Plan, as further described in the Collaboration Agreement (“JDCT Commercialization Plan”) and shall be approved by the JCC and JSC, as applicable. The North American Commercialization Plan shall also outline the general cross-territorial Commercialization strategies and principles applicable to both North America and Europe, including the global life cycle plans and Global Marketing Elements, in each case to be utilized across North America and Europe, as approved by the JCC and JSC, as applicable. In developing such strategies and principles, the Parties shall involve appropriate personnel from both Parties representing both North America and Europe. The Parties shall endeavor to harmonize, where appropriate, the North American Commercialization Plan with such cross-territorial strategies and principles.

2.4	Joint North American Commercial Team.

(a) JNACT Formation. Within [**] days following the Effective Date, the Parties shall form a joint commercial working team for Commercialization in North America to be referred to as the Joint North American Commercialization Team (the “JNACT”). The JNACT shall be led by the marketing personnel of both AVEO US and AUS. In addition to such marketing personnel, the JNACT shall include AVEO US and AUS personnel from other appropriate functional areas. Each Party shall keep the other informed in a timely manner as to the personnel of such Party who are assigned to the JNACT. The JNACT shall be chaired by the JNACT representative designated by AVEO US, which representative shall be responsible for preparing and distributing an agenda prior to each regularly scheduled JNACT meeting as described in subsection (d) below (which shall include any items proposed for discussion by any member of the JNACT) and for preparing and distributing minutes (to be endorsed by consensus) following each such JNACT meeting.

(b) JNACT Responsibilities. The JNACT shall be the working group responsible for implementation of the North American Commercialization Plan, including the US Commercialization Plan component, and shall seek to reach consensus on the matters set forth below. Without limiting the generality of the foregoing, the JNACT’s responsibilities shall include the following:

(i) review and serve as a forum for discussion of the initial US Commercialization Plan and any updates or modifications thereto;

(ii) submit the initial US Commercialization Plan and any updates or modifications thereto for JCC review and approval (and, subject to JCC submission to the JSC, for JSC review and approval);

(iii) implement and coordinate the Parties’ activities under the US Commercialization Plan;

(iv) evaluate the progress of Commercialization activities under the US Commercialization Plan relative to performance objectives;

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(v) review and serve as a forum for discussion of North American strategic/lifecycle planning, budgets, forecasts, pricing, contracting, performance objectives, supply chain, trade and distribution activities, and reimbursement services, in each case for review and approval by the JCC and JSC, as applicable;

(vi) provide regular updates to the JCC on, and serve as a forum for discussion of, regional marketing activities in North America (including competitive intelligence, advisory boards, public relations, health economics, agency selection, contracts, Promotional/Educational Materials, and market research), customer service, field sales activities/key customer coverage, certain sales operations (including compensation and dashboard reporting), and sales training activities and materials; and

(vii) review and serve as a forum for discussion of strategies and plans for North America for branding, market research, certain sales operations (including the sizing and alignment of sales operations and incentive compensation), selection of primary Third Party advertising and public relations agencies, commercial aspects of packaging and labeling (e.g., size, type and branding of package), and cross-territorial Commercialization strategies and principles applicable to both North America and Europe, in each case for review and approval by the JCC and JSC, as applicable.

(c) JNACT Authority. In the event of a disagreement between AVEO US personnel within the JNACT on the one hand, and AUS personnel within the JNACT on the other hand, such disagreements shall be subject to the governance provisions of Section 2.2(b). The JNACT shall have no power to amend, modify or waive compliance with this Agreement. The JNACT shall have only such powers as are specifically assigned to it in this Agreement. The JNACT’s meeting minutes, regardless of whether signed by the senior representatives of AVEO US and AUS, shall be deemed not to amend, modify or waive compliance with this Agreement or the KHK Agreement.

(d) JNACT Meetings. It is expected that the JNACT will interact informally and frequently as required in furtherance of the Commercialization objectives hereunder. Such interactions may be in person, by videoconference or teleconference, or by any other similar means determined by the JNACT. In addition to informal meetings, the Parties shall mutually agree on the time and location for the first scheduled formal meeting of the JNACT and, thereafter, the JNACT shall have a formal meeting at least [**] for so long as there are ongoing Commercialization activities in North America with respect to Profit-Share Products under this Agreement. [**] JNACT formal meetings shall be scheduled so as to occur at least one (1) week in advance of the [**] meetings of the JCC to allow the JNACT to assemble and finalize any and all reports, updates, plans, etc. as it may be required to be provided to the JCC in accordance with this Agreement or the Collaboration Agreement. JNACT formal meetings may be held in person or by videoconference or teleconference, as the JNACT designated team members may agree, except that at least [**] meetings per year shall be in person. In-person meetings shall be held at locations alternately selected by AVEO US and by AUS.

(e) JNACT Meeting Agendas. Agenda items for regularly scheduled JNACT meetings shall generally include a discussion of:

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(i) the then-current US Commercialization Plan and the formulation of any updates or modifications thereto; and

(ii) the progress that AVEO US and AUS have made relative to performance objectives with respect to the Commercialization in North America of Licensed Compounds, Licensed Products and Licensed Product Biomarkers, including a discussion of potential actions to address any failure or inability by either Party to meet such performance objectives. In order to ensure an appropriate level of transparency, each Party shall provide reports to the JNACT no less frequently than once every calendar quarter with respect to its Commercialization activities, including performance of obligations under the North American Commercialization Plan, including the number of Details made and the Performance to Goal on a territory-by-territory basis by such Party’s Sales Force of Profit-Share Products in North America during such calendar quarter. Such reports shall be presented by the JNACT to the JCC no less frequently than once every calendar quarter.

(f) Employment Status of JNACT Members. Neither Party’s JNACT members shall hold themselves out as, nor give any Person any reason to believe that they are, employees of the other Party. Each Party shall be solely responsible for any employee benefits, payroll and employment taxes, insurance, and worker’s compensation with respect to its employees.

2.5	Annual Budgets.

Without limiting Section 2.2, the initial US Commercialization Plan and each annual update thereto shall include budgets and forecasts for Commercialization expenses to be shared by the Parties, including all Sales Force FTEs and other FTEs. Budgets shall exclude the cost of investigator sponsored studies, which shall be included (if at all) in the budget for clinical studies contained in the North American Medical Affairs Plan or the Joint Development Plan, as applicable, under the Collaboration Agreement.

2.6	Sharing of Commercialization Costs in North America.

(a) Commercialization Costs. The Parties shall share equally in all Commercialization Costs incurred by the Parties in accordance with this Agreement, including the North American Commercialization Plan and the JSC-approved budgets set forth therein (which includes those costs and expenses incurred from and after [**]). Such Commercialization Costs shall be included as Allowable Expenses in the calculation of Pre-Tax Profit or Loss under the Collaboration Agreement and shall be reported and reconciled in accordance with Exhibit H of the Collaboration Agreement. Notwithstanding anything in this Agreement to the contrary, the total actual Commercialization Costs incurred by AVEO US or AUS or any of their respective Affiliates for a calendar year for a given country shall not exceed [**] percent ([**]%) of the budgeted Commercialization Costs for such country in North America for such calendar year, as shown on the then current version of the North American Commercialization Plan, or if no budget has been approved for such calendar year, on the last approved multi-year forecast showing the relevant activities, except to the extent the JSC unanimously approves the increase over [**] percent ([**]%) of the budgeted Commercialization Costs. Notwithstanding the foregoing, either Party, at its own discretion, may elect to devote additional resources toward the Commercialization of Profit-Share Products for a given country in North America (beyond what

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is contemplated in the North American Commercialization Plan for such country); provided that, all additional costs incurred, beyond [**] percent ([**]%) of what is budgeted in the North American Commercialization Plan for such country, shall be borne one hundred percent (100%) by the Party incurring the additional costs.

(b) Travel Expenses. All travel and entertainment expenses related to the performance of activities under the North American Commercialization Plan, including the US Commercialization Plan component (“Travel Expenses”) shall be subject to a travel and entertainment budget developed by the JNACT and approved by the JCC, and pursuant to a travel policy mutually agreed by the Parties, which in any event shall be at least as restrictive as, and permitting no greater expense rates than, the then-applicable AVEO US and AUS US Corporate Travel and Expense Policies. Subject to the foregoing, any Travel Expenses shall be treated as Commercialization Costs in accordance with Exhibit B.

2.7	Supply Forecast.

Without limiting the generality of Section 2.2(a)(iii), the Parties through the JNACT shall finalize, within [**] days following the Effective Date, an initial non-binding forecast for commercial supply of Drug Product for each of the first three (3) calendar years following the Effective Date.

ARTICLE III

US SALES FORCE; SALES PERFORMANCE

3.1	Sales Force Sizing, Allocation and Alignment.

(a) Sales Force Deployment Plan. The JNACT shall propose a plan to be incorporated in the US Commercialization Plan for sizing, alignment and allocation of the applicable Sales Force in a manner designed to optimize the profitability of Profit-Share Products in the US (the “Sales Force Deployment Plan”). With respect to certain group or institutional presentations, or joint details by sales representatives of both Parties, the US Commercialization Plan will set forth policies and procedures as determined by the JNACT for coordinating such presentations.

(b) Sizing, Alignment, Performance Objectives. The Sales Force Deployment Plan shall set forth Sales Force sizing on a territory-by-territory basis, and each individual territory shall be assigned a Sales Objective as provided in Section 3.2. The Sales Force Deployment Plan shall calculate Sales Force sizing based on (i) [**]. Sales territories shall be defined in an unbiased manner based on both objective, quantifiable information and market research and the reasonable discretion and commercial judgment of the Parties’ commercial and sales professionals, with the objective of achieving the appropriate reach and Detailing frequency needed to optimize the profitability of Profit-Share Products to achieve applicable Sales Objectives. The Parties recognize that it may be necessary from time to time to reassign individual customers in the target audience to optimize the targeted market opportunity, and, as a result, the Parties shall be entitled to review the allocation of customers in the target audience through the JNACT as the Parties reasonably determine to be appropriate.

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(c) Allocation.

(i) Through the JNACT, the Parties shall share, and periodically update each other with, on request, such detailed information with regard to the deployment of its existing Sales Forces in the US as the Party can generate in order to facilitate development and review of the Sales Force Deployment Plans.

(ii) Unless otherwise mutually agreed by the Parties, the Sales Force Deployment Plans shall provide that:

(i) AVEO US shall be responsible for fifty percent (50%) of the Sales Force FTEs responsible for Detailing; and

(ii) AUS shall be responsible for fifty percent (50%) of Sales Force FTEs responsible for Detailing.

(d) Field Management. Each Party shall create a field management structure for its sales effort that is consistent with the US Commercialization Plan, the Party’s internal management structures, and typical field management structures in the pharmaceutical industry for oncology products of similar market opportunity upon launch and scaled accordingly during product lifecycle. Each sales representative shall have a sales territory that allows such sales representative to perform a reasonable number of Details within a reasonable geographic area (i.e., without overly-burdensome travel requirements). Each Party’s sales representatives shall remain exclusively under the direct authority and control of the field sales management of such Party, and shall cooperate with members of the other Party’s Sales Force as reasonably necessary to perform the Parties’ obligations under this Agreement.

3.2	Sales Objectives.

In the US Commercialization Plan, each Party shall be assigned a quarterly and annual performance objective based on [**] in the US (“Sales Objectives”), which shall subsequently be divided and allocated to individual sales representatives (“Individual Level Sales Objectives”). Within its respective Sales Force, each Party shall have discretion to allocate Individual Level Sales Objectives, provided that such individual goals are directed toward meeting the quarterly and annual Sales Objectives. Each Party shall inform the other Party of its Individual Level Sales Objectives and related data sources in measuring Performance to Goal. If a Party believes in good faith that such Individual Level Sales Objectives are detrimental to the joint Commercialization interests of the Parties, it shall so notify the other Party, and the Parties shall discuss in good faith any issues or concerns raised by with respect thereto.

3.3	Hiring and Compensation.

(a) Hiring. Each Party will be solely responsible for recruiting, hiring, terminating, establishing and maintaining their respective Sales Forces in accordance with the US Commercialization Plan, such Party’s standard procedures, industry standards for oncology products of similar market opportunity and lifecycle stage, and this Article III.

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(b) Sales Force Compensation. Each Party will use its Commercially Reasonable Efforts to ensure that variable pay components of its compensation structure, including incentive plans, for its Sales Force are reasonably calculated to enable such Party to meet its responsibilities hereunder, including under the US Commercialization Plan, including the inclusion of Profit-Share Products in each Party’s respective sales incentive bonus program for the corresponding sales representatives, with specific links to Sales Objectives. For clarity, only Sales Force compensation included in Includable Sales Force Costs on Exhibit B may be allocated to a Party’s calculation of Commercialization Costs under this Agreement.

(c) Employment Status. Neither Party’s sales representatives or members of its Sales Force shall hold themselves out as, nor give any Person any reason to believe that they are, employees of the other Party. Each Party shall be solely responsible for any employee benefits, payroll and employment taxes, insurance and worker’s compensation with respect to its employees, subject to sharing of Commercialization Costs pursuant to the Collaboration Agreement.

3.4	Sales Force Maintenance.

(a) Consultation. The Parties will keep each other informed regarding any issues or concerns relating to the conduct of the other Party’s sales representatives. The Parties shall discuss in good faith any issues or concerns raised by either Party with respect thereto.

(b) Contract Sales Organizations. It is the intention of each Party to rely primarily on employee sales representatives to meet its obligations hereunder, including under the US Commercialization Plan, and neither Party may employ a CSO to fulfill any of its Commercialization obligations in the JDCT without JCC approval; however, the Parties recognize that at times it may be appropriate for a Party to engage a CSO to cover vacant territories on an interim basis in order to address short-term Sales Force staffing issues and, therefore, neither Party shall unreasonably withhold its consent (at the JCC) to the other Party’s employment of a CSO to address such issues, provided that any CSO shall be required to meet all obligations of the engaging Party under this Article III.

(c) Competitive Products. A Sales Force representative for each Party shall not promote another product that is [**].

3.5	Performance Monitoring.

The Parties will establish, in cooperation with each other, a transparent and compatible sales performance and sales based objectives monitoring and reporting system consistent with industry custom and practice for sales of Profit-Share Products in the US to facilitate periodic reporting to the JNACT and planning and monitoring of the US Commercialization Plan, including Sales Objectives, Details performed, individual Performance to Goals and other sales activities. Details shall be measured by each Party’s internal recording of such activity, provided that such measurement shall be on the same basis as the recording Party’s measurement for its sales representatives Detailing of such recording Party’s other oncology products (if any), consistently applied. Such system shall be reasonably designed to enable each Party to verify the Performance to Goals provided by the other Party and the performance of other obligations under

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the North American Commercialization Plan by the other Party. Each Party agrees to make available to the other through such system such information as may reasonably be required to accomplish the goals set forth in this Section 3.5.

ARTICLE IV

COMPLIANCE

4.1 Each Party shall use diligent efforts to ensure that all activities conducted under this Agreement by it or on its behalf, including, but not limited to, development and implementation of the North American Commercialization Plan (including the US Commercialization Plan component), training, Detailing, promotion, distribution, sales, record-keeping, and Sampling, will be performed in compliance with Marketing Approvals, the approved package insert and labeling of Profit-Share Products, all Applicable Law, (as applicable in the US) the PhRMA Code on Interactions with Healthcare Professionals (the “PhRMA Code”), and its Internal Compliance Guidelines. Via the JNACT, each Party shall provide to the other Party a copy of its Internal Compliance Guidelines, including material modifications thereto. Each Party shall ensure that its Internal Compliance Guidelines comply with all Applicable Law and (with respect to the US) the PhRMA Code. Questions or issues regarding compliance shall be reviewed at the JNACT.

4.2 Each Party covenants that it will not promote Profit-Share Products for any use not approved by the Regulatory Authorities. Each Party also covenants that it will not knowingly make any false or misleading representation to any health care professional or others regarding Profit-Share Products and that it will not make, except as contained in the Promotional Materials and the Profit-Share Products’ package insert and labeling, any representation, warranty, or guarantee with respect to the specifications, features, or capabilities of Profit-Share Products.

4.3 Notwithstanding any other term or condition of this Agreement, neither Party shall be required to participate in, fund, or support any sales, marketing or promotional activities that in such Party’s judgment would conflict with or be inconsistent with Applicable Law, the PhRMA Code or such Party’s Internal Compliance Guidelines. For the avoidance of doubt, notwithstanding anything herein to the contrary, neither Party shall be obligated to use Promotional/Educational Materials that in such Party’s judgment conflict with or are inconsistent with Applicable Law, the PhRMA Code or its Internal Compliance Guidelines and shall not be obligated to pay expenses with respect to such Promotional/Educational Materials that are incurred after the date on which such Party objects to such Promotional/Educational Materials.

ARTICLE V

TRAINING

5.1	Training Materials.

AVEO US and AUS shall be jointly responsible for developing training materials consistent with the US Commercialization Plan for the AVEO US and AUS Sales Forces for

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North America. AVEO US shall be the contracting party with any Third Party vendor retained to develop such materials, unless otherwise agreed by the JNACT.

5.2	Training Program.

Each Party shall independently train its own Sales Forces with respect to Profit-Share Products in North America in accordance with Sections 5.3 and 5.4, including conducting proficiency testing which shall verify that the Sales Force are adequately trained in the following matters: disease state, Profit-Share Product knowledge, competitive product knowledge, such Party’s applicable business policies, Sample distribution policies and procedures (with respect to the Sales Force only), obligations under this Agreement, coordination with counterparts on the other Party’s Sales Force, knowledge of Internal Compliance Guidelines, administration and other appropriate information.

5.3	Responsibility for Training.

(a) Initial Training. Each Party shall provide initial training (including general and Profit-Share Product-specific training) to each member of their respective Sales Forces prior to his or her commencement of activities hereunder in accordance with the training objectives, plans and programs for North America, as established pursuant to Section 5.2 above.

(b) Ongoing Training. In addition to such initial training, each Party shall utilize the training programs and materials on an ongoing basis to assure a consistent, focused promotional strategy with respect to the Sales Force in accordance with the North American Commercialization Plan.

(c) Annual Certification. Each Party shall annually certify to the other Party that members of their respective Sales Forces (including field managers) are properly trained with respect to Profit-Share Products in North America, including compliance with Applicable Law, (as applicable in the US) the PhRMA Code and its Internal Compliance Guidelines, and as otherwise set forth with respect to proficiency testing in Section 5.2.

(d) Observation Right. Each Party’s representatives shall be invited to attend and observe the Sales Force training meetings of the other Party in order to ensure consistent application of such training between the Parties.

5.4	Training Meetings.

Unless otherwise mutually agreed by the Parties, AUS and AVEO US sales representatives will participate in Sales Force training meeting(s) (which may be held together or separately) for each Profit-Share Product in North America, which shall include training sessions on product-specific sales skills with respect to the approved Indications for such Profit-Share Products; provided that, the initial launch Sales Force training shall be conducted jointly by the Parties. Subsequent to first commercial launch, AUS and AVEO US shall periodically hold meetings with AVEO US and AUS field management (including district and/or regional managers or their equivalents who are directly supervising territory sales representatives) to coordinate marketing and Commercialization of the Profit-Share Products in North America.

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ARTICLE VI

PROMOTIONAL/EDUCATIONAL MATERIALS

6.1	Materials for North America.

(a) AVEO US, and to the extent mutually agreed under the North American Commercialization Plan AUS, shall be responsible for developing all Promotional/Educational Materials sufficient to permit the Parties to perform the Commercialization and Profit-Share Product educational activities assigned to such Parties under the US Commercialization Plan. AVEO US shall consult with AUS through the JNACT with regard to such activities, and shall consider in good faith ways for AUS to participate in the conduct of such activities.

(b) The JNACT shall establish a joint promotional review committee, comprised of personnel from both AVEO US and AUS in the marketing, regulatory, medical affairs and legal areas, responsible for review and approval of Promotional/Educational Materials. The JNACT shall be responsible for keeping the JCC informed with respect to the development and use of Promotional/Educational Materials in North America.

(c) In the event of any disagreement between the Parties at the joint promotional review committee, either Party may use Promotional/Educational Materials which in such Party’s reasonable judgment are compliant with Applicable Law, the PhRMA Code and such Party’s Internal Compliance Guidelines.

(d) All Promotional/Educational Materials shall display the names and house marks of both Parties with equal prominence, where permitted by Applicable Law.

6.2	Promotional/Educational Websites.

AVEO US shall establish and maintain appropriate core product, investigator and reimbursement websites for the Profit-Share Product in the US; provided that such websites will be consistent with the US Commercialization Plan and comply with Applicable Law. It is anticipated that the Parties will establish additional websites relating to Profit-Share Products, responsibility for which shall be determined by the JNACT. The Profit-Share Product specific websites and any materials available for download therefrom are Promotional/Educational Materials and subject to Section 6.3.

6.3	Ownership.

Each Party shall own all copyrights in and to all Promotional/Educational Materials created by or on behalf of such Party under this Agreement; and each Party hereby grants to the other Party a royalty-free, non-exclusive, non-transferable (except in connection with an assignment of the Collaboration Agreement pursuant to Section 17.7 thereof), right and license to use, reproduce and distribute such Promotional/Educational Materials solely in conjunction with the promotion and Commercialization of, and education related to, Profit-Share Products under this Agreement and, as applicable, the European Commercialization Agreement, and to grant sublicenses to their respective Affiliates and to Third Party contractors to the extent required for such Party to perform its obligations hereunder and thereunder.

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ARTICLE VII

OTHER MATTERS

7.1	Product Sales.

(a) Booking Sales. As set forth in Section 6.1(d) of the Collaboration Agreement, AVEO US shall be responsible for booking sales of Profit-Share Products in North America.

(b) Pricing; Commercial Terms. The JNACT shall be responsible for proposing price, discounts, rebates, chargebacks, or other financial terms with respect to Profit-Share Products in North America, subject to JSC approval in accordance with Section 2.2(b)(ii) above. Subject to the foregoing, AVEO US shall be responsible for establishing other terms and conditions for contracts and other arrangements of sales with respect to Profit-Share Products in North America.

7.2	Orders; Returns; Invoicing; Inventory.

(a) Order Policy; Returns; Inventory. AVEO US shall be responsible for establishing and implementing policies governing the handling of all order processing, invoicing, returns, collection, distribution, and inventory for Profit-Share Products in North America.

(b) Distribution/Warehousing. AVEO US shall be responsible for arranging for the distribution and warehousing of Profit-Share Products in any country in North America.

(c) Order Processing. All orders for Profit-Share Products in any country in North America shall be accepted by AVEO US and executed in a reasonable and timely manner consistent with the practices and diligence applied to orders for such Party’s own account.

(d) Misdirected Orders. If, for any reason, AUS receives orders for Profit-Share Products in North America, AUS shall forward such orders to AVEO US (or if directed by AVEO US, to AVEO US’s wholesalers) as soon as reasonably practicable.

7.3	Customer Support.

AVEO US will be responsible for providing customer service representatives to handle customer inquiries and service related to the Profit-Share Products. The number and qualifications of these customer service representatives will be sufficient to reasonably handle calls and inquiries related to the Profit-Share Products. AUS shall forward all customer inquiries in North America to AVEO US as soon as reasonably practicable.

7.4	Samples.

(a) Distribution. The JNACT shall establish and implement a mechanism and procedure for distribution and delivery of Samples and Sample accountability. Each Party’s Sales Force shall use diligent efforts to distribute Samples in compliance with such Party’s Internal Compliance Guidelines, industry guidelines (e.g., PhRMA Code), and all Applicable Law.

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(b) Product Liability Costs. Product liability losses and recall and removal costs relating to Samples shall be treated as Product Liability Costs and shall be borne by the Parties as set forth in Section 14.3 of the Collaboration Agreement, as if such Samples had been commercially sold rather than distributed in connection with promotional activities.

7.5	Medical Inquiries.

Subject to the terms of the Collaboration Agreement (including Section 5.3), AVEO US shall be responsible for handling and reporting of medical inquiries in North America.

7.6	Product Complaints.

Other than as set forth in Section 5.3 of the Collaboration Agreement, AUS shall refer any oral, electronic or written communication alleging deficiencies related to the identity, quality, durability, reliability, effectiveness or performance of a Profit-Share Product (“Product Complaints”) which it receives concerning the Profit-Share Product to AVEO US within five (5) days of its receipt thereof. AUS shall not take any other action in respect of any such Product Complaint without the consent of AVEO US unless otherwise required by Applicable Law. At AVEO US’s request, AUS will reasonably cooperate with AVEO US to resolve any Product Complaints.

7.7	Market Information.

Through the JNACT, the Parties will disclose to each other all information that the disclosing Party deems significant and relevant to the Commercialization of Profit-Share Products in North America, within a reasonable time after such information becomes known to the disclosing Party, provided such information is not received under an obligation of confidentiality to a Third Party. Nothing herein shall be construed as requiring AUS to disclose any information with respect to KHK Competing Products that may be under development by API.

7.8	Subcontracting.

Without limiting the generality of Sections 9.2 or 9.5 of the Collaboration Agreement, if either Party subcontracts any obligations under this Agreement to a CSO (subject to Section 3.4(b)), Affiliate or Sublicensee, such Party shall nonetheless remain primarily liable for the performance of its obligations under this Agreement whether performed by itself or by such CSO, Affiliate or Sublicensee.

7.9	Commercialization Costs.

All FTE Costs and Out-of-Pocket Costs incurred by a Party directly related to activities set forth in this Article VII shall be included as Commercialization Costs for purposes of calculating Pre-Tax Profit or Loss, subject to the limitations set forth in Section 2.6(a).

7.10	Additional Astellas Services.

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The Parties shall discuss in good faith the possibility of AUS (by and through its contractors or Affiliates) providing certain services with respect to Profit Share Products in North America, including supply chain management, distribution, trade, customer service/order management, managed care contracting support and reimbursement services on compensation and other terms to be agreed by the Parties. Nothing herein shall require either Party to enter into any such arrangement.

ARTICLE VIII

TERM AND TERMINATION

8.1	Term; Termination.

(a) Term. This Agreement shall become effective as of the Effective Date and shall expire upon the expiration of the Collaboration Agreement with respect to North America in its entirety, unless earlier terminated in accordance with Article 15 of the Collaboration Agreement.

(b) Termination for Breach. For purposes of clarity, any breach by either Party (or its Affiliates or Sublicensees, as applicable) of any terms of this Agreement shall be addressed under the Collaboration Agreement as a breach thereunder.

8.2	Effect of Termination.

Upon termination or expiration of this Agreement, Article 15 of the Collaboration Agreement shall apply with respect to the rights and obligations of the Parties. In addition, Section 7.4(b) shall survive, to the extent applicable.

ARTICLE IX

GENERAL PROVISIONS

9.1	Entire Agreement.

This Agreement, including any exhibits or attachments attached hereto, and the Collaboration Agreement, including any exhibits or attachments attached thereto, constitute the entire agreement between AVEO US and AUS with respect to the subject matter hereof, and all previous or other negotiations, representations and understandings with respect to the subject matter hereof between AVEO US and AUS are superseded as of the Effective Date.

9.2	Governance; Dispute Resolution.

Pursuant to Sections 6.1(a) and 6.1(b) of the Collaboration Agreement, governance of the activities contemplated by this Agreement and not otherwise specified herein shall be effected through the JCC and JSC. Any disputes regarding such matters shall be resolved pursuant to Sections 2.6 and Section 16.1 of the Collaboration Agreement, as applicable. In the event of any inconsistency or conflict between the terms of this Agreement and those of the Collaboration Agreement, the terms of the Collaboration Agreement shall control.

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9.3	Non-Solicitation.

During the term of this Agreement, neither Party shall actively recruit or solicit for employment any then-current member of the Sales Force of the other Party who is engaged or had been engaged in the Development or Commercialization of a Profit-Share Product. For the avoidance of doubt, nothing in this Agreement shall limit a Party from engaging in general recruitment through advertisements or recruiting through “head-hunters” so long as the staff members of the other Party are not specifically targeted in such recruitment effort.

9.4	Notices.

All notices, statements, and reports required to be given under this Agreement shall be given in the manner specified in the Collaboration Agreement; provided, however, that such notice, statement, or report shall specifically refer to this Agreement and the applicable section, if any, of this Agreement.

9.5	Modifications.

No amendment, waiver or modification of this Agreement will be valid or binding on either Party unless made in writing and signed by duly authorized representatives of both Parties.

9.6	Confidentiality.

Article 12 of the Collaboration Agreement shall govern the confidentiality obligations and use restrictions of the Parties with respect to any information disclosed under this Agreement.

9.7	Assignment.

This Agreement may be assigned only in conjunction with and pursuant to a valid assignment of the Collaboration Agreement in accordance with Section 17.7 thereof. If the Collaboration Agreement is validly assigned in accordance with Section 17.7 thereof by a Party to a Third Party, such Party shall assign this Agreement to such Third Party at the same time. Any assignment or attempted assignment by a Party in violation of the terms of this Section 9.7 shall be null and void. Any right or obligation of AUS hereunder may be exercised or performed by one or more of AUS’s North American Affiliates. Notwithstanding any such assignment or transfer of rights or obligations, AUS shall remain primarily responsible for the performance of this Agreement by its Affiliates or assignees.

9.8	Debarment Warranty.

Each Party warrants, represents and covenants as follows:

(a) Generic Drug Act. Pursuant to the Generic Drug Enforcement Act of 1992, 21 U.S.C. § 335a, as may be amended or supplemented (the “Generic Drug Act”),

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(i) Neither it, nor its Affiliates, nor, to its knowledge, any Person under its direction or control engaged in the conduct of activities under this Agreement is currently debarred by the FDA under the Generic Drug Act;

(ii) Neither it, nor its Affiliates, nor, to its knowledge, any Person under its direction or control engaged in the conduct of activities under this Agreement is currently using or will use in any capacity in connection with the Product any Person that is debarred by FDA under the Generic Drug Act; and

(iii) Neither it, nor its Affiliates, nor, to its knowledge, any Person under its direction or control engaged in the conduct of activities under this Agreement has been convicted of any of the types of crimes set forth in the Generic Drug Act within the five years prior to the Effective Date.

(b) Legal Requirements. Neither Party, nor its Affiliates, nor, to its knowledge, any Person under its direction or control engaged in the conduct of activities under this Agreement is currently or has been excluded from a federal or state health care program under Sections 1128 or 1156 of the Social Security Act, 42 U.S.C. §§ 1320a-7, 1320c-5 as may be amended or supplemented. Neither Party, nor its Affiliates, nor, to its knowledge, any Person under its direction or control engaged in the conduct of activities under this Agreement is otherwise currently excluded or has otherwise been excluded from contracting with the federal government. Neither Party, nor its Affiliates, nor, to its knowledge, any Person under its direction or control engaged in the conduct of activities under this Agreement is otherwise currently or has otherwise been excluded, suspended, or debarred from any federal or state program. Each Party shall notify the other Party within one (1) Business Day if at any time during the Term, (i) such Party or its Affiliates is convicted of an offense that would subject either Party to exclusion, suspension, or debarment from any federal or state program, or (ii) such Party becomes aware that any Person under the direction or control of such Party or its Affiliates and engaged in the conduct of activities under this Agreement is convicted of an offense that would subject either Party to exclusion, suspension, or debarment from any federal or state program.

9.9	Disclaimer of Implied Warranties.

EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN AND IN THE COLLABORATION AGREEMENT, EACH PARTY EXPRESSLY DISCLAIMS ANY AND ALL WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION THE WARRANTIES OF DESIGN, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NONINFRINGEMENT OF THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES OR ARISING FROM A COURSE OF DEALING, USAGE OR TRADE PRACTICES, IN ALL CASES WITH RESPECT THERETO.

9.10	Incorporation by Reference.

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The following provisions of the Collaboration Agreement are herein incorporated by reference and shall apply to the Parties with respect to this Agreement mutatis mutandis to the same extent as in the Collaboration Agreement: Sections 2.8 (Legal Compliance), 10.20 (Records; Inspection), 14.6 (Limitation of Liability), 17.1 (Export Control), 17.3 (Force Majeure), 17.4 (Notices), 17.5 (Maintenance of Records), 17.6 (Construction), 17.8 (Performance by Affiliates), 17.9 (Independent Contractors), 17.10 (Counterparts), 17.11 (Severability), 17.12 (Headings), 17.13 (No Waiver), 17.14 (No Third Party Beneficiaries) and 17.15 (Costs).

9.11	Accounts; Tax Filings.

(a) As provided in Section 10.16 of the Collaboration Agreement, it shall be the responsibility of AVEO US to ensure that proper books of account are kept of the assets and liabilities and of the receipts and expenses of the partnership deemed to be created by this Agreement and the Collaboration Agreement, and of all other matters, transactions and things as are required or ought to be entered for the purpose of keeping accounts and that the affairs of such partnership shall be kept properly in order.

(b) As provided in Section 10.16 of the Collaboration Agreement, a profit and loss account should be taken for every financial year and a balance sheet as at each accounting date shall be prepared by AVEO US in accordance with generally accepted accounting principles and in such format giving such information notes and disclosure of the interest therein of AVEO US and AUS as may be required.

(c) AVEO US shall be responsible for seeking all relevant registrations and making all relevant filings including all appropriate tax returns to relevant tax authorities as shall be required by the partnership deemed to be created by this Agreement and the Collaboration Agreement, and shall upon the request of AUS promptly furnish to AUS any information in its possession that is reasonably necessary in order for AUS to comply with its own tax requirements.

(d) AVEO US shall consult with, and consider in good faith, input received from AUS with respect to the books of account, profit and loss accounts, balance sheets, filings and tax returns required by this Section 9.11, all of which shall be open to inspection by AUS and its professional advisors upon reasonable notice during normal business hours.

[Remainder of This Page Intentionally Left Blank]

23

IN WITNESS WHEREOF, AVEO US and AUS execute this Agreement by the hands of their duly authorized officers, effective as of the Effective Date.

AVEO Pharmaceuticals, Inc.		ASTELLAS US LLC

By:	/s/ Tuan Ha-Ngoc	By:	/s/ Seigo Kashii
Name:	Tuan Ha-Ngoc	Name:	Seigo Kashii
Title:	President and CEO	Title:	President and CEO

[Signature Page to North American Commercialization Agreement]

Exhibit A

INTERIM 2011 OPERATING BUDGET

[**]

A-1

Exhibit B

COMMERCIALIZATION COST TERMS

1	Definitions

“Commercialization Costs” means FTE Costs and Out-of-Pocket Costs of a Party incurred by either Party or its Affiliates from and after [**] in Commercializing Profit-Share Products in North America, in accordance with this Agreement and the Collaboration Agreement and consistent with the applicable commercialization plan, including without limitation the following (each as may be further defined below):

(a) Indirect Selling Expenses;

(b) Includable Sales and Marketing Operations Costs

(c) Includable Sales Force Costs;

(d) Marketing and Education Expenses;

(e) Travel Expenses, subject to Section 2.6(b); and

(f) any other costs or expenses incurred that are explicitly included in the budget included in the North American Commercialization Plan;

in each case determined from the books and records of the applicable Party and its Affiliates maintained in accordance with GAAP.

“FTE Cost” means, for any period, (a) with respect to sales representatives, regional managers and national sales managers, the “Includable Sales Force Costs”, and (b) with respect to any other employees undertaking Commercialization work hereunder, the product of (i) the actual total FTEs during such period (which for purposes of clarity, may be calculated on a prorated basis based on the actual percentage of such individual’s working time committed to Commercialization of Profit-Share Products), and (ii) the FTE Rate.

“FTE Rate” has the meaning given on Exhibit C.

“Indirect Selling Expenses” means Out-of-Pocket Costs incurred that are specifically identifiable to the selling of Profit-Share Products and to operate and maintain the Sales Force which promotes Profit-Share Products in North America (excluding corporate and administrative overhead, costs included in Includable Sales Force Costs and all other internal FTE Costs), including the costs of sales meetings, consultants (including fees for territory alignment and sales deployment consulting), call reporting and other Third Party monitoring/tracking costs (including Third Party data purchases), and educational grant funds and charitable contributions related to Profit-Share Products.

“Includable Sales and Marketing Operations Costs” means FTE Costs incurred (1) in developing advertising, promotional and educational materials, including related

B-1

training materials and programs, and (2) related to payer reimbursement services, each specifically identifiable to the Profit-Share Products, and shall be calculated by (i) determining the actual number of FTEs in any period related to such services and (ii) in each case, multiplying such number by the FTE Rate applicable to the sales, marketing and payer reimbursement personnel (as set forth on Exhibit C below).

“Includable Sales Force Costs” means FTE Costs incurred in the field by sales representatives and regional and district managers, specifically identifiable to the selling of Profit-Share Products, and shall be calculated by (i) determining the actual number of Sales Force FTEs in any period and (ii) in each case multiplying such number by the FTE Rate applicable to field-based sales representatives, (as set forth on Exhibit C below).

“Marketing and Education Expense” means Out-of-Pocket Costs (excluding corporate and administrative overhead and all internal FTE Costs) incurred by a Party or for its account which are specifically identifiable to the advertising, promotion and marketing of Profit-Share Products consistent with the North American Commercialization Plan, and related professional education in the Field (to the extent not performed by sales representatives), including, (i) Promotional/Educational Materials, (ii) reimbursement and patient assistance programs and health outcomes programs, (iii) development of information and data specifically identifiable for national accounts, managed care organizations and group purchasing organizations of Profit-Share Products in North America consistent with the North American Commercialization Plan, (iv) development of competitive intelligence, (v) branding expenses, (vi) packaging and labeling expenses, (vii) advertisements appearing in journals, newspapers, magazines or other media, including direct mail and electronic media, (viii) external market research, (ix) Profit-Share Product-specific public relations programs, (x) sales operations and reimbursement services, and (xi) training programs and materials; provided, however, that such expenses shall exclude Indirect Selling Expenses and Medical Affairs Costs.

2	Other Terms

For purposes of clarity, (i) no costs or expenses shall be double-counted for purposes of calculating Commercialization Costs hereunder, and (ii) in no event shall corporate or administrative overhead of either Party be deemed an allowable Commercialization Cost hereunder.

B-2

Exhibit C

FTE RATES

“FTE Rate” means, with respect to each functional group or category set forth on this Exhibit C, the rate set forth on this Exhibit C that is applicable to each FTE within such functional group or category, as such rate may be increased or decreased annually during the Term by the percentage increase or decrease in the CPI as of December 31st of each year over the level of the CPI as of December 31st of the prior year; provided that the rate payable for an FTE within a functional group or category set forth on this Exhibit C shall be the same for each Party. As used in this definition, “CPI” means the Consumer Price Index – Urban Wage Earners and Clerical Workers, US City Average, All Items, 1982-84 = 100, published by the United States Department of Labor, Bureau of Labor Statistics (or its successor equivalent index).

Commercialization FTE Type	FTE Rate	Inclusions/Exclusions
1. Field-Based Sales Representatives	$[**] per FTE per year ($[**] per FTE per quarter)	FTE Rate includes the following expenses: [**].

2. Sales, Marketing and Payer Reimbursement Personnel	$[**] per year ($[**] per FTE per quarter)	FTE Rate includes [**]

C-1

Exhibit E

AVEO-Astellas

Tivozanib Joint Development Plan

February 16, 2011

[**]

A total of 21 pages were omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

B-2

EXHIBIT F

KHK TERRITORY

Afghanistan

Bahrain

Bangladesh

Bhutan

Brunei

Cambodia

India

Indonesia

Iran

Iraq

Israel

Japan

Jordan

Kuwait

Laos

Lebanon

Malaysia

Maldives

Mongolia

Myanmar

Nepal

North Korea

Oman

Pakistan

Peoples Republic of China (including Hong Kong and Macao)

Philippines

Qatar

Saudi Arabia

Singapore

South Korea

Sri Lanka

Syria

Taiwan

Thailand

Timor-Leste

Turkey

United Arab Emirates

Vietnam

Yemen

F-1

EXHIBIT G

LIST OF PATENT FAMILIES FOR LISTED AVEO PATENTS

[**]

A total of 2 pages were omitted and filed separately with the Securities and Exchange Commission pursuan to a request for confidential treatment.

G-1

EXHIBIT H

PROFIT-SHARE TERMS

1. Definition of “Pre-Tax Profit or Loss”. As set forth in Section 10.3 of the Agreement, the Parties shall share equally in any Pre-Tax Profit or Loss. “Pre-Tax Profit or Loss” shall mean N.A. Pre-Tax Profit or Loss or EU Pre-Tax Profit or Loss, as applicable.

(a) “N.A. Pre-Tax Profit or Loss” shall be calculated by determining, on a calendar quarterly basis, (i) Net Sales of Profit-Share Products in North America by AVEO US or its Affiliates (but not Sublicensees), plus (ii) any proceeds received by AVEO US, AUS and/or their respective Affiliates from Third Parties with respect to the Development, Manufacture or Commercialization of Profit-Share Products in the Field for North America, including proceeds attributable to a grant of a license or sublicense, or a grant of distribution rights, to Sublicensees and Distributors under this Agreement to Develop, Manufacture and/or Commercialize such Profit-Share Products, and by then subtracting (x) any amounts due to KHK under the KHK Agreement on account of regulatory milestones associated with North America and any royalties associated with sales of Profit-Share Products in North America, (y) any Allowable Expenses to the extent specifically allocable to the Development, Manufacture and/or Commercialization of Profit-Share Products in the Field for North America, and (z) [**] percent ([**]%) of any Allowable Expenses that are [**] (with the understanding that, from time to time, the Parties may revisit and recalculate the foregoing allocation of Allowable Expenses [**], provided that no change in such allocation shall be made other than by mutual agreement of the Parties); in each case determined from the books and records of the applicable Party or its Affiliates or Sublicensees, maintained in accordance with GAAP.

(b) “EU Pre-Tax Profit or Loss” shall be calculated by determining, on a calendar quarterly basis, (i) Net Sales of Profit-Share Products in Europe by APEL or its Affiliates (but not Sublicensees), plus (ii) any proceeds received by APEL, AVEO UK and/or their respective Affiliates from Third Parties with respect to the Development, Manufacture or Commercialization of Profit-Share Products in the Field for Europe, including proceeds attributable to a grant of a license or sublicense, or a grant of distribution rights, to Sublicensees and Distributors under this Agreement to Develop, Manufacture and/or Commercialize such Profit-Share Products, and by then subtracting (y) any Allowable Expenses to the extent specifically allocable to the Development, Manufacture and/or Commercialization of Profit-Share Products in the Field for Europe, and (z) [**] percent ([**]%) of any Allowable Expenses that are [**] (with the understanding that, from time to time, the Parties may revisit and recalculate the foregoing allocation of Allowable Expenses [**], provided that no change in such allocation shall be made other than by mutual agreement of the Parties); in each case determined from the books and records of the applicable Party or its Affiliates or Sublicensees, maintained in accordance with GAAP.

(c) Net Sales. In calculating Net Sales of Profit-Share Products for purposes of determining Pre-Tax Profit or Loss, (i) Distribution Costs (as defined below) shall be deducted from such calculation of Net Sales, in lieu of the costs treated as a deduction under clause (b) of the definition of “Net Sales”; and (ii) bad debt and uncollectible amounts that are actually written off for financial reporting purposes shall be deducted from such calculation of Net Sales, in lieu of the costs treated as a deduction under clause (e) of the definition of “Net

Sales”. For clarity, without limiting the generality of the foregoing, neither the costs and expenses included in the calculation of N.A. Pre-Tax Profit or Loss or EU Pre-Tax Profit or Loss, as applicable, and the deductions specified in the definition of Net Sales, nor the proceeds included in the calculation of N.A. Pre-Tax Profit or Loss or EU Pre-Tax Profit or Loss, as applicable, and revenues included in the definition of Net Sales, shall be double-counted.

2. Definition of “Allowable Expenses”. “Allowable Expenses” means all FTE Costs and Out-of-Pocket Costs associated with the Development, Manufacture or Commercialization of Profit-Share Products for the JDCT during the applicable calendar quarter, excluding costs of general corporate overhead and administrative personnel. “Allowable Expense” shall include the following (as each may be further defined below):

(a) Manufacturing Costs of Profit-Share Products;

(b) Development Costs, subject to Section 3.4(a) and Section 3.4(b);

(c) Commercialization Costs (as defined in, and subject to, the applicable JDCT Commercialization Agreement);

(d) Distribution Costs;

(e) Regulatory Costs;

(f) Patent and Trademark Costs;

(g) Third Party Blocking IP Costs;

(h) Product Liability Costs; and

(i) Medical Affairs Costs.

The following terms shall have the meanings described below:

“Manufacturing Costs” means, with respect to Licensed Compounds, Licensed Products and Licensed Product Biomarkers (or placebo if required for the applicable clinical study pursuant to this Agreement), the FTE Costs and Out-of-Pocket Costs of AVEO US or API or any of their respective Affiliates incurred in Manufacturing such Licensed Compounds, Licensed Products or Licensed Product Biomarkers, including costs and expenses incurred in connection with (1) the development or validation of any Manufacturing process, formulations or delivery systems, or improvements to the foregoing; (2) Manufacturing scale-up; (3) in-process testing, stability testing and release testing; (4) quality assurance/quality control development; (5) internal and Third Party costs and expenses incurred in connection with qualification and validation of Third Party contract manufacturers, including scale up, process and equipment validation, and initial manufacturing licenses, approvals and inspections; (6) packaging development and final packaging and labeling; (7) shipping configurations and shipping studies; and (8) overseeing the conduct of any of the foregoing. “Manufacturing Costs” shall further include:

(a) to the extent that any such Licensed Compound, Licensed Product or Licensed Product Biomarker is Manufactured by a Third Party manufacturer, the Out-of-Pocket Costs incurred by such Party or any of its Affiliates to the Third Party for the Manufacture and supply (including packaging and labeling) thereof, and any reasonable Out-of-Pocket Costs and direct labor costs incurred by such Party or any of its Affiliates in managing or overseeing the Third Party relationship, determined in accordance with the books and records of such Party or its Affiliates maintained in accordance with GAAP; and

(b) to the extent that any such Licensed Compound, Licensed Product or Licensed Product Biomarker is Manufactured by such Party or any of its Affiliates, direct material and direct labor costs attributable to such Licensed Compound, Licensed Product or Licensed Product Biomarker, determined in accordance with the books and records of such Party or its Affiliates maintained in accordance with GAAP.

“Development Costs” means FTE Costs and Out-of-Pocket Costs incurred by either AVEO US or API or their respective Affiliates from and after [**] in Developing Profit-Share Products for the JDCT, in accordance with this Agreement and consistent with the JDCT Development Plan, including:

(a) Out-of-Pocket Costs for services contracted with Third Parties;

(b) FTE Costs of internal scientific, medical, technical or managerial personnel engaged in such efforts;

(c) travel expenses to support the Development of Profit-Share Products, as mutually agreed by the Parties and set forth in the JDCT Development Plan;

(d) specific direct laboratory costs associated with translational research, including microarray costs and mouse acquisition costs, as mutually agreed by the Parties and set forth in the JDCT Development Plan; and

(e) any other costs that are explicitly included in the budget included in the JDCT Development Plan, subject to Section 3.4(a);

in each case determined from the books and records of the applicable Party and its Affiliates maintained in accordance with GAAP.

“Distribution Costs” means FTE Costs and Out-of-Pocket Costs incurred by either AVEO US or APEL or its respective Affiliates, specifically identifiable to the distribution of Profit-Share Products to a Third Party including (i) handling, storage, distribution, transportation, customs clearance, containers, freight, shipping, sales, use, excise, value-added and similar customs, taxes, tariffs or duties and insurance (including shipments from Third Party logistics service providers to wholesalers), and (ii) customer services including order entry, billing and adjustments, inquiry and credit and collection.

“Regulatory Costs” means FTE Costs and Out-of-Pocket Costs incurred by AVEO US, API or APEL or their respective Affiliates associated with the preparation and filing of INDs and NDAs, and the maintenance of Marketing Approvals, for Profit-Share Products, including (i) fees paid to Regulatory Authorities directly related to INDs, NDAs and Marketing Approvals in the Field, (ii) costs of any Regulatory Interactions with respect to Profit-Share Products, and (iii) costs to establish and maintain a global safety database.

“Third Party Blocking IP Costs” means royalties, license fees or other payments, as applicable, reasonably allocable to the Development, Manufacture or Commercialization of Profit-Share Products in the JDCT and incurred by either AVEO US or API or their respective Affiliates to Third Parties to license Blocking Third Party Rights owned or controlled by such Third Parties.

“Blocking Third Party Rights” shall mean, with respect to any country in the JDCT, on a country-by-country basis, Patents and/or Know-How in such country owned or controlled by a Third Party that Cover a Profit-Share Product (for which license payments may be allocated pursuant to Section 10.8 or Section 10.9, as applicable); provided that Patents and Know-How licensed from KHK by AVEO under the KHK Agreement and sublicensed to API under this Agreement shall not constitute Blocking Third Party Rights.

“Patent and Trademark Costs” means FTE Costs and Out-of-Pocket Costs incurred by either AVEO US or API or their respective Affiliates in connection with (i) the preparation, filing, prosecution (as further defined in Section 11.2(a)), maintenance and enforcement of Listed AVEO Patents, AVEO Product Invention Patents, Jointly Owned Product Patents and ASTELLAS Patents in the Field in the JDCT, and (ii) establishing, maintaining and enforcing the Profit-Share Product-specific Trademarks in the JDCT.

“Product Liability Costs” means FTE Costs and Out-of-Pocket Costs incurred by AVEO US, API or APEL or their respective Affiliates associated with (i) any Recall in the JDCT, including the cost of any investigations or corrective actions, (ii) any Excess Product Liability Costs (as defined in Section 14.3), and (iii) product liability insurance premiums for policies covering the Development, Manufacture or Commercialization of Profit-Share Products that are reasonably and fairly allocable to Profit-Share Products (as described in Section 14.5).

“Medical Affairs Costs” means FTE Costs and Out-of-Pocket Costs (excluding corporate and administrative overhead) incurred by AVEO US, AVEO UK, AUS or APEL or their respective Affiliates or on behalf of such Party in accordance with this Agreement, the European Commercialization Agreement and the JDCT Medical Affairs Plan, which are specifically identifiable to the Medical Affairs Activities with respect to Profit-Share Products in the Field, including (i) medical information call center maintenance costs, (ii) costs for scientific consulting meetings, (iii) speakers training, (iv) educational grants and charitable contributions, (v) company MSL meetings and major medical meetings (in each case to the extent attributable to the portion of such meeting dedicated to the Profit-Share Products relative to other products), (vi) exhibiting at seminars, conventions and medical congresses and meetings (in each case to the extent attributable to the portion of such meetings dedicated to Profit-Share Products), (vii) MSL materials, (viii) expenses related to medical information, (ix) expenses relating to grant and CME administration (x) symposia, continuing medical education, and opinion leader development activities and management expenses, (xi) publication expenses; (xii) reimbursement and patient assistance programs and health outcomes programs, (xiii) expenses related to advisory boards, (xiv) post-approval clinical studies within the approved Indications (except post-approval clinical studies required by Regulatory Authorities), and (xv) Travel Expenses (as defined in Section 7.3(a)).

Notwithstanding the identified AVEO and ASTELLAS Affiliates specified in the definitions of the various categories of Allowable Expenses above, the Parties acknowledge that either Party may elect to have such Allowable Expenses incurred by other Affiliates of such Party in its sole discretion.

3. Reconciliation.

(a) From and after the Effective Date, the Parties shall conduct a quarterly reconciliation of Pre-Tax Profit or Loss as follows:

(i) Within ten (10) days after the end of each calendar quarter, each of AVEO US and AUS shall submit to the other Party a preliminary written report for North America, and each of AVEO UK and APEL shall submit to the other Party a separate preliminary written report for Europe, in each case setting forth:

(A) actual revenues and expenses for the first two (2) months of such calendar quarter, including:

(1) all sales in units and in value of Profit-Share Products in the North America or Europe, as applicable, made by such Party or its Affiliates during such two (2) month period, together with an accounting of the itemized deductions from gross invoice price to Net Sales;

(2) all amounts received from Third Parties in North America or Europe, as applicable, during such two (2) month period;

(3) the relevant Allowable Expenses incurred by such Party or its Affiliates with respect to Profit-Share Product(s) in North America or Europe, as applicable, during such two (2) month period; and

(B) a good faith estimate of revenues and expenses for the last month of such calendar quarter, for financial reporting purposes.

(b) Within thirty (30) days after the end of each calendar quarter, each of AVEO US and AUS shall submit to the other Party a final written report for North America, and each of AVEO UK and APEL shall submit to the other Party a separate final written report for Europe, in each case setting forth:

(i) all sales in units and in value of Profit-Share Products in North America or Europe, as applicable, made by such Party or its Affiliates during such calendar quarter, together with an accounting of the itemized deductions from gross invoice price to Net Sales;

(ii) all amounts received from Third Parties in North America or Europe, as applicable, during such calendar quarter, and

(iii) the relevant Allowable Expenses incurred by such Party or its Affiliates with respect to Profit-Share Product(s) in North America or Europe, as applicable, during such calendar quarter.

(c) Within twenty (20) days after the receipt of the report pursuant to subparagraph (b) above, (i) AVEO US shall submit to AUS a written reconciliation report setting forth in reasonable detail the calculation of N.A. Pre-Tax Profit or Loss, the amount of any taxes withheld and the calculation of the net amount owed by AUS to AVEO US, or by AVEO US to AUS, as the case may be, in order to ensure the sharing of N.A. Pre-Tax Profit or Loss set forth in Section 10.3 and the proper allocation of withholding taxes pursuant to Section 10.16, and (ii) AVEO UK shall submit to APEL a written reconciliation report setting forth in reasonable detail the calculation of EU Pre-Tax Profit or Loss, the amount of any taxes withheld and the calculation of the net amount owed by APEL to AVEO UK, or by AVEO UK to APEL, as the case may be, in order to ensure the sharing of EU Pre-Tax Profit or Loss set forth in Section 10.3 and the proper allocation of withholding taxes pursuant to Section 10.16. Concurrently with its submission of the reconciliation report to APEL as set forth in the foregoing clause (ii), AVEO UK shall also submit such reconciliation report to AVEO US. Within twenty (20) days after the receipt of such reconciliation report from AVEO UK, AVEO US shall submit to API and AUS a final written reconciliation report setting forth in reasonable detail, after taking into account the calculation of both the N.A. Pre-Tax Profit or Loss and the EU Pre-Tax Profit or Loss, (A) the final calculation of Pre-Tax Profit or Loss, (B) the net amount owed by ASTELLAS to AVEO, or by AVEO to ASTELLAS, as the case may be, with respect to such Pre-Tax Profit or Loss, (C) the total amount of any taxes withheld, and (D) the amount of any sales-based milestones due on Net Sales in the Licensed Territory for the applicable period in accordance with Section 10.6. The net amount payable with respect to Pre-Tax Profit or Loss, after appropriate adjustment for any withholding taxes, shall be paid by API or AUS (or the appropriate Affiliate) or by AVEO US (or the appropriate Affiliate), as the case may be, and any sales-based milestones shall be paid by API, within twenty (20) days following receipt of invoice for such amount.

(d) In addition to providing the information set forth in subsections (a) and (b) above, each of AVEO US and AUS, and AVEO UK and APEL, as the case may be, shall provide reasonable supporting documentation of Allowable Expenses included in the calculation of N.A. Pre-Tax Profit or Loss or EU Pre-Tax Profit or Loss, as applicable, in a manner determined by the JSC.

(e) Without limiting the generality of the foregoing, it is the intent of the Parties that, for cash flow management purposes, to the extent practicable each Party shall incur approximately fifty percent (50%) of the Allowable Expenses during each calendar quarter, and the Parties shall work together to ensure the foregoing.

Exhibit I

Medical Affairs Interim 2011 Operating Budget

[**]

Study Name	Phase or type of study	Study Population	Treatment Arms	Primary Endpoint & Sample Size	Data or Event Required for Start	Est. Time of First Patient In	Est. Time to Obtain Results	Proposed Sponsor
[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

I-1

EXHIBIT J

INITIAL PUBLIC ANNOUNCEMENT

CONFIDENTIAL DRAFT – FOR INTERNAL REVIEW ONLY

Astellas Pharma Inc. Corporate Communications Astellas Pharma Inc.	AVEO Pharmaceuticals Investor Contact: Monique Allaire AVEO Pharmaceuticals
+81(3)-3244-3201	(617) 299-5810

Media Contact: Dan Budwick
Pure Communications, Inc.
(973) 271-6085

Astellas and AVEO Pharmaceuticals Enter into Worldwide Agreement to Develop and

Commercialize Tivozanib Outside of Asia[**]— AVEO to Receive $125 Million Upfront and

$1.3 Billion in Potential Milestones —

— Global 50/50 Profit Share with AVEO to Lead Commercialization in North America and Astellas to Lead Commercialization in Europe —

— Agreement Accelerates Development of Tivozanib in Multiple Additional Cancer Indications —

TOKYO, JAPAN and CAMBRIDGE, MASS., February 16, 2011 – Astellas Pharma Inc. (TSE: 4503, “Astellas”), a global pharmaceutical company, and AVEO Pharmaceuticals, Inc. (NASDAQ: AVEO, “AVEO”) today announced that they have entered into a worldwide agreement outside of Asia to develop and commercialize tivozanib, AVEO’s lead product candidate designed to optimally block the VEGF pathway by inhibiting all three VEGF receptors, for the treatment of a broad range of cancers. Tivozanib is currently being investigated in a pivotal, global Phase 3 clinical trial called TIVO-1 comparing the efficacy and safety of tivozanib to sorafenib (Nexavar®) in patients with advanced renal cell carcinoma (RCC), as well as in additional clinical studies in other solid tumor types as a single agent and in combination with other anti-cancer agents.

Under the terms of the agreement, AVEO will receive an initial cash payment of $125 million, composed of a $75 million license fee and $50 million in research and development funding. AVEO is also eligible to receive approximately $1.3 billion in potential milestones comprised of $575 million in clinical and regulatory milestones, including $90 million in connection with the regulatory filings and market approval of tivozanib in RCC, as well as more than $780 million in commercial milestones. Subject to regulatory approval, AVEO will lead commercialization of tivozanib in North America and Astellas will lead commercialization of tivozanib in the European Union (EU). The companies will share equally all North American and EU development and commercialization costs and profits for tivozanib. Outside of North America and EU, Astellas will be responsible for the development and commercialization costs of tivozanib and will be obligated to pay AVEO a tiered, double-digit royalty on sales in those territories. Pursuant to the terms of a licensing agreement between Kyowa Hakko Kirin and AVEO, Kyowa Hakko Kirin retains the rights to develop and commercialize tivozanib in Asia. AVEO will be responsible for the manufacturing of tivozanib. The upfront cash payment of $125 million is not included in Astellas’ current fiscal year (from April 1, 2010 to March 31, 2011) financial forecast.

“We are very pleased to initiate this collaboration to co-develop and commercialize tivozanib with AVEO as it further supports our stated growth strategy of becoming a Global Category Leader in Oncology,” said Masafumi Nogimori, president and chief executive officer of Astellas. “Oncology is a high-priority therapeutic area for Astellas. We share AVEO’s vision for oncology drug development and confidence that the TIVO-1 trial is positioned for success. We also strongly believe tivozanib has significant potential in multiple cancers beyond RCC and we look forward to working together to maximize the market opportunities for tivozanib and improving the treatment of cancer patients.”

“This collaboration accomplishes the key strategic objectives we were seeking from a partnership for tivozanib which we believe positions us well to realize the full potential value of tivozanib in North America and Europe,” stated Tuan Ha-Ngoc, president and chief executive officer of AVEO. “In particular, the agreement enables us to build out our North American commercial infrastructure to not only launch tivozanib, but also to support future products emerging from our growing oncology pipeline. We are excited to work with Astellas in our efforts to bring tivozanib to market and, based upon our mutual expectation of a favorable outcome in the TIVO-1 trial, we will be moving forward to accelerate and expand the clinical development of tivozanib beyond RCC prior to top-line TIVO-1 data.”

In 2010, AVEO both initiated and completed patient enrollment in TIVO-1, a global, randomized Phase 3 superiority trial evaluating the efficacy and safety of tivozanib compared to sorafenib in patients with clear cell RCC who had a prior nephrectomy. The primary endpoint of the trial is to compare the PFS of patients treated with tivozanib vs. sorafenib. AVEO expects to announce top-line data from TIVO-1 in mid-2011. In addition, tivozanib has demonstrated the ability to be combined with targeted therapies and chemotherapies in multiple indications in Phase 1b clinical trials. In conjunction with the ongoing TIVO-1 trial and combination studies, AVEO and Astellas will jointly conduct and fund the expansion of tivozanib clinical development into additional solid tumor types.

RCC, or kidney cancer, is the eighth most commonly diagnosed cancer in men and women in the U.S1. Worldwide during 2010, it was estimated that more than 200,000 people would be diagnosed and more than 100,000 people would die from the disease2. RCC, which accounts for 90 percent of all malignant kidney tumors, is highly resistant to chemotherapy3. Despite advances in RCC therapies, significant unmet need persists. Currently available therapies provide patients less than one year of survival without disease progression and are associated with significant toxicities4.

Conference Call Information

AVEO will discuss this corporate development during its fourth quarter 2010 financial results conference call which is now scheduled for today at x:xx p.m. (EST). The call can be accessed by dialing [TBD] (domestic) or [TBD] (international) five minutes prior to the start of the call and providing the passcode [TBD]. A replay of the call will be available approximately two hours after the completion of the call and can be accessed by dialing [TBD] (domestic) or [TBD] (international), providing the passcode [TBD]. The replay of the call will be available for two weeks from the date of the live call.

A live, listen-only webcast of the conference call can also be accessed by visiting the investors section of the AVEO website at investor.aveopharma.com. A replay of the webcast will be archived on the company’s website for two weeks following the call.

About Tivozanib

Tivozanib, an investigational new drug, is designed to optimally block the VEGF pathway by inhibiting all three VEGF receptors. Each of the three receptors of the VEGF pathway play an important role in angiogenesis (the formation of new blood vessels), which is critical in cancer cell growth. Tivozanib’s high level of potency across VEGF receptors 1, 2 and 3 is designed to potently block the VEGF pathway. Tivozanib’s high level of selectivity for VEGF receptors 1, 2 and 3 is designed to minimize off-target toxicities, and its oral, one capsule, once-daily administration may enhance convenience for patients.

In a large, multi-center, randomized Phase 2 clinical trial, the subset of patients with clear cell renal cell carcinoma (RCC) who had a prior nephrectomy receiving tivozanib therapy achieved 14.8 months progression free survival (PFS), the longest PFS reported for a single-agent therapy in this population5. The safety profile of tivozanib observed in the Phase 2 trial was notable for the minimal off-target toxicities often associated with VEGF, multi-targeted therapies. There was a low incidence of diarrhea, fatigue, stomatitis and hand-foot syndrome. Hypertension and dysphonia (hoarseness of voice), which are mechanism-related side effects associated with angiogenesis inhibitors, were the most commonly reported drug-related side effects, and both were manageable and reversible5. AVEO has completed patient enrollment in TIVO-1, a global, randomized, controlled Phase 3 clinical trial evaluating the efficacy of tivozanib compared to sorafenib (Nexavar®) in this same patient population. The primary endpoint of the trial is to compare the PFS of patients treated with tivozanib vs. sorafenib. AVEO expects to announce top-line data from TIVO-1 in mid-2011.

Tivozanib has also demonstrated the ability to be combined with both targeted therapies and chemotherapies at the full dose and schedule6-8. In Phase 1b clinical trials to date, tivozanib has demonstrated safety in combination with temsirolimus (Torisel®) in patients with RCC6, FOLFOX6 chemotherapy regimen in patients with colorectal cancer7, and paclitaxel (Taxol®) in patients with metastatic breast cancer8. Tivozanib is also being evaluated in a Phase 1b trial in combination with oral capecitabine (Xeloda®) in patients with metastatic breast and colorectal cancers.

About Astellas

Astellas Pharma Inc., located in Tokyo, Japan, is a pharmaceutical company dedicated to improving the health of people around the world through the provision of innovative and reliable pharmaceutical products. Astellas has approximately 16,000 employees worldwide. The organization is committed to becoming a global category leader in urology, immunology & infectious diseases, neuroscience, DM complications & metabolic diseases and oncology. Astellas acquired OSI Pharmaceuticals, Inc. in June 2010 to add oncology infrastructure; OSI and AVEO have been collaborating on drug discovery and translational research related to OSI’s novel epithelial-mesenchymal transition (EMT) agents and proprietary patient selection biomarkers since 2007. For more information on Astellas Pharma Inc., please visit our website at http://www.astellas.com/en.

About AVEO

AVEO Pharmaceuticals (NASDAQ: AVEO) is a cancer therapeutics company committed to discovering, developing and commercializing targeted therapies to impact patients’ lives. The company’s lead product candidate, tivozanib, is currently being investigated in a global, randomized Phase 3 clinical trial called TIVO-1 comparing tivozanib to sorafenib in patients with advanced renal cell carcinoma, as well as additional clinical studies in other solid tumor types. AVEO’s second most advanced product candidate, AV-299, is a potent, functional anti-HGF/c-MET pathway antibody that is currently in Phase 2 clinical development. AVEO’s proprietary Human Response Platform™ is designed to offer the company a unique advantage in cancer drug development and has provided a discovery engine for multiple therapeutic targets. This approach has resulted in a promising pipeline of monoclonal antibodies against novel targets including HGF, ErbB3, RON, Notch and FGFR. For more information, please visit the company’s website at www.aveopharma.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements of AVEO that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this press release are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate,” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include, among others, statements about: the expected strategic, operational and financial benefits of AVEO’s collaboration with Astellas; AVEO’s expectations about the receipt of license fees, milestones and other payments under the agreement with Astellas; tivozanib’s therapeutic and commercial potential; AVEO’s expectation regarding a favorable outcome in the TIVO-1 trial; AVEO’s plans to accelerate the development of tivozanib in other indications and combinations; the potential therapeutic advantages and benefits of AV-299; plans and timelines for AVEO’s ongoing and planned preclinical studies and clinical trials and the development of our commercial infrastructure; and AVEO’s plans to leverage its Human Response Platform™. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that AVEO makes due to a number of important factors, including risks relating to: the potential inability of Astellas and AVEO to fully realize the benefits contemplated by their collaboration agreement; difficulties, delays and failures in AVEO’s ability to successfully research, develop and obtain and maintain regulatory approvals for tivozanib and AVEO’s other product candidates; the possibility that AVEO will not obtain positive results in its Phase 3 clinical trial of tivozanib and/or that tivozanib will not achieve the regulatory approvals required for its successful commercialization either in the U.S. or abroad; potential delays in data availability from TIVO-1; AVEO’s inability to obtain and maintain adequate protection for intellectual property rights relating to AVEO’s product candidates and technologies; unplanned operating expenses; AVEO’s inability to raise substantial additional funds to achieve AVEO’s goals; adverse general economic and industry conditions; and those risks discussed in “Risk Factors” and elsewhere in AVEO’s Quarterly Report on Form 10-Q for the period ended September 30, 2010 and in its other filings with the Securities and Exchange Commission. The forward-looking statements in this press release represent AVEO’s views as of the date of this press release. The Company anticipates that subsequent events and development will cause its views to change. However, while it may elect to update these forward-looking statements at some point in the future, it has no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing AVEO’s views as of any date subsequent to the date of this press release.

1.	www.cancer.org/cancer/kidneycancer; http://seer.cancer.gov/statfacts/html/kidrp.html
2.	Jemal A, Murray T, Ward E, et al. Cancer statistics, 2005. CA Cancer J Clin. 2005;55(1):10-30.

Parkin DM, Bray F, Ferlay J, et al. Global cancer statistics, 2002. CA Cancer J Clin. 2005;55(2):74-108.

Franklin	JR, Figlin R, Belldegrun A. Renal cell carcinoma: basic biology and clinical behavior. Semin Urol Oncol. 1996; 14:208.

3.	Decision Resources December 2010 All Rights Reserved
4.	Package inserts

Rini B, et al. J Clin Oncol. 2009;27(27):4462-4468

Motzer	RJ, et al. 2009

Esclier	B, et al. 2009

5.

Bhargava P, et al. Poster presented at the ASCO Annual Meeting; June 4-8, 2010; Chicago, IL. Abstract 4599. In the tivozanib Phase 2 trial, the intent to treat patient population (n=272) achieved 11.8 months median PFS.

6.	Kabbinavar FF, et al. Presented at the International Kidney Cancer Symposium; October 1-2, 2010; Chicago, IL.
7.	Eskens FALM, et al. Poster presented at the EORTC-NCI-AACR International Symposium on Molecular Targets and Cancer Therapeutics; November 16-19, 2010; Berlin, Germany
8.	Mayer EL, et al. Poster presented at the SABCS Annual Meeting; December 8-12, 2010; San Antonio, TX.

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